SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

British Biotech plc

(Translation of Registrant’s Name Into English)

THAMES COURT, WATLINGTON ROAD, OXFORD OX4 6LY ENGLAND

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

CONTENTS OF REPORT

Document

1.	News release dated 21 March 2003, relating to proposed merger of British Biotech and RiboTargets (UK announcement)

2.	News release dated 21 March 2003, relating to transfer of British Biotech research operations to Evotec OAI (UK announcement)

3.	Listing Particulars and Notice of Extraordinary General Meeting dated 21 March 2003

4.	Form of Proxy

5.	Form of Voting Instruction Card

21 March 2003

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, BELGIUM, CANADA, AUSTRALIA, SOUTH AFRICA OR JAPAN

BRITISH BIOTECH PLC (“BRITISH BIOTECH”) AND RIBOTARGETS HOLDINGS PLC (“RIBOTARGETS”)

PROPOSED MERGER OF BRITISH BIOTECH AND RIBOTARGETS

The boards of British Biotech and RiboTargets are pleased to announce that they have agreed the terms of a Merger of the two companies to create a Merged Group with a pro forma market capitalisation of £52 million and Net Cash as at 28 February of £43.5 million, with a further £7.9 million receivable from certain RiboTargets shareholders upon completion of the Merger.

RATIONALE FOR THE MERGER

British Biotech and RiboTargets are committed to creating shareholder value by building a broader portfolio of discovery projects and clinical products, both internally and through the acquisition of, or merger with, other companies.

The Directors of both companies believe that the benefits to shareholders through the creation of the Merged Group include:

•	Complementary drug discovery and development skills

—	British Biotech’s drug development expertise will be combined with RiboTargets’ drug discovery capabilities

•	Stronger financial position

—	The Merged Group will have a robust balance sheet with Net Cash of £43.5 million as at 28 February 2003 and a further £7.9 million receivable from certain RiboTargets Shareholders at completion

•	Significant cost savings

—	Expected annual cash savings of approximately £6.4 million per annum, with savings of £3.1 million, net of costs to achieve these savings, in the 12 months to 30 April 2004

—	As separately announced today, British Biotech has agreed to transfer 17 employees to Evotec OAI Limited

—	Over time the Merged Group aims to reduce headcount from 177 to approximately 110 employees

•	Experienced management team

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•	Well placed to participate in the further consolidation of the biotechnology sector

KEY MERGER TERMS

The key terms of the Merger are as follows:

•	All share combination

•	Post completion ownership positions will be 50.01% British Biotech, 49.99% RiboTargets

•	Based on the price of the Existing Ordinary Shares as at close of business on 19 March 2003, RiboTargets was valued at approximately £26 million

•	Over 99% of RiboTargets shareholders have committed to accept the offer

•	Certain RiboTargets Shareholders have agreed to a six month lock-up following completion of the Merger and, for a further period of 14 months, certain orderly market provisions

•	British Biotech have proposed a 20:1 share consolidation to be executed prior to completion of, but not conditional on, the Merger

•	The transaction is expected to close on 23 April 2003

British Biotech has received a letter of intent to vote in favour of the resolutions to implement the Merger from Amvescap plc in respect of a total of 170,380,248 British Biotech shares, representing approximately 25.5 per cent. of the issued share capital of British Biotech.

The Merger is subject to, amongst other things, approval by British Biotech Shareholders.

PROPOSED BOARD

Dr Peter Fellner	Chairman (with executive responsibilities)

Simon Sturge	Chief Executive

Anthony Weir	Finance Director

Tim Edwards	Corporate Development Director

Keith Merrifield	Non-executive Director

Gene Williams	Non-executive Director

Ian Kent	Non-executive Director

Ian Kent, currently non-executive Chairman of RiboTargets, will join the British Biotech Board as a non-executive director.

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Philip Rogerson, currently a non-executive director of British Biotech, has agreed to step down from the Board following completion of the Merger.

Commenting on today’s announcement, Dr Peter Fellner, Chairman of British Biotech, said:

“This Merger signals the first step in repositioning British Biotech as a competitive commercial biotechnology company with the potential to create significant value over time for our shareholders.”

Commenting on today’s announcement, Simon Sturge, Chief Executive of RiboTargets, added:

“The combination of RiboTargets and British Biotech will create a biotechnology company with substantial discovery and development expertise and a sound financial base. The Merger creates a platform for growth which will deliver significant cost savings and position the Merged Group to participate in the further consolidation of the biotech sector.”

This summary should be read in conjunction with the full text of the following announcement. Appendix I contains sources of information and bases of calculation and Appendix II contains the definitions of certain terms used in this announcement.

There will be a presentation to analysts at 08.30 a.m. today at the offices of JPMorgan, 10 Aldermanbury, London EC2V 7RF.

Should analysts be unable to attend the analysts’ presentation in person, there will be a dial in facility available. Details of this facility should be obtained from Petra Alford on +44 20 7396 5373.

Enquiries

For further information contact the following:

British Biotech plc		RiboTargets Holdings plc
+44 (0) 1865 781 166		+44 (0) 1223 895 555
Dr Peter Fellner, Chairman		Simon Sturge, Chief Executive
Tim Edwards, Acting Chief Executive
Tony Weir, Finance Director

JPMorgan	+44 (0) 20 7325 6774	Goldman Sachs	+44 (0) 20 7774 1000
Bernard Taylor		Guy Slimmon
Julian Oakley

Cazenove	+44 (0) 20 7588 2828
Julian Cazalet
Tony Brampton

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Brunswick	+44 (0) 20 7404 5959
Jon Coles
Fiona Fong

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The contents of this announcement, which have been prepared by and are the sole responsibility of British Biotech and RiboTargets, have been approved by J.P. Morgan plc of 125 London Wall, London EC2Y 5AJ (regulated in the United Kingdom by the Financial Services Authority); Cazenove & Co. Ltd of 12 Tokenhouse Yard, London EC2R 7AN; and Goldman Sachs International of Peterborough Court, 133 Fleet Street, London EC4A 2BB solely for the purposes of section 21 of the Financial Services and Markets Act 2000.

J.P. Morgan plc is acting exclusively as financial adviser in relation to the Merger and as sponsor to British Biotech. Cazenove & Co. Ltd is acting as financial adviser to British Biotech solely for the purposes of Rule 3 of the Code. Neither J.P. Morgan plc nor Cazenove & Co. Ltd is acting for anyone else in connection with the proposed Merger and listing of the New Ordinary Shares on the Official List and their Admission to trading on the London Stock Exchange’s market for listed securities and will not be responsible to anyone other than British Biotech for providing advice in relation to the proposed listing or Admission or any transaction or arrangement referred to in this document.

Goldman Sachs International is acting for RiboTargets and no one else in connection with the Merger and will not be responsible to any other person for providing the protections afforded to clients by Goldman Sachs International or for providing advice in relation to the Merger.

In particular, this announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

This announcement is not an offer for sale of Securities of the Company in the United States. The securities are not being registered Under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons except pursuant to an applicable exemption from such registration.

Documents relating to the Merger must not be mailed or otherwise forwarded, distributed or sent in or into the United States, Belgium, Australia, Canada, South Africa or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

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21 March 2003

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, BELGIUM, CANADA, AUSTRALIA, SOUTH AFRICA OR JAPAN

BRITISH BIOTECH PLC (“BRITISH BIOTECH”) AND RIBOTARGETS

HOLDINGS PLC (“RIBOTARGETS”)

PROPOSED MERGER OF BRITISH BIOTECH AND RIBOTARGETS

1.            INTRODUCTION

The boards of British Biotech and RiboTargets announce that they have reached agreement on the terms of a proposed merger of the two companies. Based on British Biotech’s closing share price of 3.875 pence on 19 March 2003 the Merger will create a biotechnology company with a pro forma market capitalisation of approximately £52 million, in which British Biotech’s development portfolio, together with its drug development expertise, will be combined with RiboTargets’ structure-based drug discovery capability. The Merged Group will have a stronger financial position and the Directors believe that it will be better placed to participate in the expected further consolidation of the UK biotechnology sector.

2.            SUMMARY OF THE TERMS OF THE MERGER

The Merger is being implemented by way of an offer by British Biotech to the RiboTargets Shareholders to acquire their respective holdings in RiboTargets Shares in exchange for Consideration Shares. The total number of New Ordinary Shares in issue immediately following the Merger and Capital Reorganisation (assuming that no option under the British Biotech Share Option Schemes is exercised after 20 March 2003) will be 66,751,780 of which 33,375,891 (being the Reorganisation Shares) will be held by British Biotech Shareholders and 33,375,889 (being the Consideration Shares) will be held by RiboTargets Shareholders.

Based on the share price of the Existing Ordinary Shares as at close of business on 19 March 2003, this would value RiboTargets at approximately £26 million.

The articles of association of RiboTargets contain certain “drag along” provisions whereby, upon a certain percentage of RiboTargets Shareholders agreeing to sell their RiboTargets Shares, the holders of all other RiboTargets Shares can be required to sell their RiboTargets Shares on the same terms and to the same purchaser. RiboTargets Shareholders holding more than the relevant percentage have entered into the Undertaking to accept the Sale Proposal in respect of RiboTargets Shares held by them. Accordingly, British Biotech is entitled, should it need to do so, to compulsorily acquire the RiboTargets Shares of other RiboTargets Shareholders on the Sale Proposal terms.

The holdings and rights of holders of Existing Ordinary Shares will not be affected by the Merger. However, following the issue of New Ordinary Shares to RiboTargets

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Shareholders, these holdings, as a percentage of the issued ordinary share capital of British Biotech, will decrease.

As part of the terms of the Merger the RiboTargets Shareholders have agreed, for six months following completion of the Merger, not to dispose of any Consideration Shares and, for a further period of 14 months, have agreed to certain orderly market provisions in respect of disposals.

3.            BACKGROUND TO THE MERGER

British Biotech and RiboTargets are committed to creating value for shareholders by building a broader portfolio of discovery projects and clinical products, both internally and through the acquisition of, or merger with, other companies.

The Directors believe that the following factors arising from the combination of British Biotech and RiboTargets will create benefits for shareholders:

•	The combination of RiboTargets’ structure-based drug discovery capability, designed to shorten the time taken in the discovery phase, witb1h British Biotech’s complementary drug development expertise. The Merged Group will aim to produce at least one pre-clinical development candidate each year creating an increased flow of drug development candidates, and thus an improved risk and reward profile

•	Resources will be refocused on the most commercially attractive projects within the Merged Group. There is significant potential to re-engineer and rationalise the operations of the Merged Group. Over time the Merged Group aims to reduce headcount to approximately 110 employees

•	As part of this refocusing and as announced separately today, British Biotech has agreed to transfer 17 employees currently involved in its research into metalloenzyme inhibitors to Evotec OAI Limited (a subsidiary of Evotec OAI A.G.). Certain services will be contracted back from Evotec OAI Limited to enable British Biotech to progress its research into anti-inflammatory and anti-infective disease under its collaborations with Serono S.A. and GeneSoft Inc. respectively. This transfer will enable British Biotech to move ahead with the rationalisation of its facilities in Oxford and concentrate the research activities of the Merged Group in Cambridge

•	The various cost saving measures are expected to reduce cash outflow of the Merged Group after costs by approximately £3.1 million in the 12 months to 30 April 2004 and by approximately £6.4 million per annum thereafter

•	The Merged Group will have a stronger financial position. As at 28 February 2003 (the latest practicable date prior to the date of this announcement) British Biotech had Net Cash of £32.4 million, and RiboTargets had Net Cash of £11.1 million plus a further £7.9 million to be received from certain RiboTargets Shareholders upon completion of the Merger. This will allow the Merged Group, post portfolio review, to fund the development of selected

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product candidates to later stages before out-licensing and thus retain more of the potential commercial value

•	In addition, as a result of its greater size, financial resources, drug development capabilities and strong management team, the Merged Group will be better placed to participate in the further consolidation of the biotechnology sector

It is intended that the name of British Biotech will be changed in due course.

4. INFORMATION ON BRITISH BIOTECH

British Biotech’s strategy to build shareholder value is to acquire and exploit development and commercialisation rights over a broad portfolio of specialist drugs targeted at diseases with limited treatment options. British Biotech seeks to build its product portfolio through collaboration with third parties and through its own research. A multidisciplinary team, comprising representatives from across the business, is focused on finding opportunities to broaden the portfolio from external sources. British Biotech seeks to collaborate with licensing partners to share the risks and rewards of drug development and commercialisation, retaining commercialisation rights for niche markets where appropriate.

British Biotech also seeks to build shareholder value by expanding its in-house portfolio of research and development projects through organic growth, mergers and acquisitions. This strategy will seek to optimise the balance of risk, reward and timing for sustained delivery of therapeutic drugs to key markets. The search for partners has targeted the consolidation and strengthening of core research and development skills. Success in this goal is intended to establish a strong platform from which to capitalise on other opportunities in Europe and the US.

British Biotech currently has four drugs in active clinical development. Two of these products are for certain types of cancer, one is for acute thrombotic diseases and one is for community acquired pneumonia. In research, British Biotech is engaged in progressing metalloenzyme inhibitors (MEIs) as new treatments in several disease areas and in running MEI projects in collaboration with Serono S.A. for serious inflammatory disease and with GeneSoft Inc., for bacterial infection.

British Biotech has also entered into an agreement with the Defence, Science and Technology Laboratory (DSTL) of Porton Down, UK, to investigate the utility of selected British Biotech metalloenzyme inhibitors against anthrax lethal toxin and botulin toxin.

British Biotech possesses a development capability covering all phases of drug development from initial pre-clinical studies through to registration. British Biotech has considerable scientific and clinical experience in cancer and scientific experience in anti-infectives. Certain aspects of development are contracted in from third parties. The Company’s development capabilities create

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opportunities for British Biotech to enter into development partnerships with biotechnology and pharmaceutical companies and enable British Biotech to undertake clinical development of products independently in both Europe and the USA when large clinical trials are not required. As a result, British Biotech can retain commercialisation rights to these products and defer seeking collaborations until later in the product development cycle.

British Biotech’s continuing revenues have been derived primarily from licensing and collaborative research and development agreements. To the extent that research and development is not covered by these agreements, it is funded from British Biotech’s own resources. In addition, British Biotech has earned interest income on its cash balances.

For the year ended 30 April 2002, British Biotech reported a loss before taxation of £18.8 million on turnover of £1.5 million. British Biotech had net assets as at that date of £54.9 million, with Net Cash of £48.3 million. For the half-year ended 31 October 2002, British Biotech reported a loss before taxation of £8.9 million on a turnover of £0.7 million. British Biotech had net assets as at that date of £46.3 million, with Net Cash of £40.9 million. On the basis of the closing price of an Existing Ordinary Share on 19 March 2003 British Biotech’s market capitalisation was approximately £26 million.

5.    INFORMATION ON RIBOTARGETS

RiboTargets, founded in 1997, is a privately owned biotechnology company that is engaged in the discovery and development of small molecule therapeutics. RiboTargets uses structure-based drug design technologies to identify and progress compounds and currently has one programme in pre-clinical development, a second programme in lead optimisation and five in early stage research. Initially, RiboTargets used its technology platform to target key RNA structural motifs associated with infectious disease. Its research and development is also now focused on protein targets for new cancer therapies and anti-infective therapies.

RiboTargets has created its technology platform by integrating a number of medicinal chemistry, crystallography, molecular modelling and NMR spectroscopy approaches. This platform includes proprietary tools and is proving effective in both the hit identification and lead optimisation phases of drug discovery. Specifically, the proprietary tools include “rCat” a searchable catalogue of over 3.4 million research compounds, of which approximately 1.2 million are exclusively accessible to RiboTargets, “rDock” a virtual screening capability to filter libraries of over a million compounds to identify a small, enriched subset for laboratory testing and “SeeDs,” a means of generating new lead molecules from small, weakly-acting building blocks. The latter approach removes the need to have active, pre-existing hit molecules in a screening library at the start of a drug discovery programme and can also be used to replace problematic parts of lead molecules during lead optimisation.

These capabilities, combined with a detailed understanding of the interactions between the selected drug targets and small molecules at the atomic level and of the potential drug-like properties of compounds early in the process, are designed to

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accelerate the complex process of drug discovery. The aim is to shorten the time taken in the drug discovery phase by providing better and more informative start points.

RiboTargets’ focus is on the discovery and development of small molecule therapeutics addressing areas of high medical need in infection and cancer treatment. RiboTargets’ aim is to form partnerships and license out some or all of the development products to other pharmaceutical and biotech companies in exchange for milestone payments and future royalties.

RiboTargets’ two most advanced programmes are in the area of treatment of cancer patients. R140 is an oral GABAA agonist for the relief of pain in cancer patients, and is scheduled for formal entry into clinical development in the second half of 2003. Indications of efficacy have been observed in nine patients who received a single dose of R140 after orthopaedic knee surgery. This pilot study was conducted in Australia under the Clinical Trials Notification (CTN) Scheme. The second programme is scheduled for pre-clinical development in the second half of 2003. The aim of this programme is to develop a synthetic, small molecule inhibitor of Hsp90, a drug target predicted to have relevance to a broad range of cancer types. In addition to these programmes, RiboTargets has initiated a further five early stage programmes encompassing both anti-bacterial and anti-cancer drug targets.

RiboTargets has established a portfolio of small molecule therapeutic research and development programmes and, where appropriate, has augmented its own research capabilities with collaborative programmes and in-licensing opportunities.

For the year ended 31 December 2002, RiboTargets reported a loss before taxation of £8.8 million on turnover of £2.7 million. RiboTargets had net assets as at that date of £4.4 million, with Net Cash of £2.9 million.

6.    CURRENT TRADING AND PROSPECTS FOR THE MERGED GROUP

British Biotech’s current trading

Since 31 October 2002, with the exception of two non-recurring expense items totalling £0.7 million, progress has been in accordance with the expectation of British Biotech management. In line with the predicted product milestones, BB-10901 moved into Phase II development in December 2002 and the Phase I trial for MG98 in solid tumours commenced in the UK in January 2003. The two other development projects, BB-10153 and BB-83698, continue to progress in Phase II and Phase I trials respectively. The research projects with Serono S.A. and GeneSoft Inc. continue to progress in line with the plans for these projects.

RiboTargets’ current trading

Progress since 31 December 2002 has been in line with the expectations of RiboTargets’ management. In January and February 2003, RiboTargets received approximately £10.1 million pursuant to investments by certain of the RiboTargets Shareholders. Subject to the Merger becoming unconditional, certain RiboTargets Shareholders have agreed to invest a further £7.9 million at completion of the Merger.

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Prospects for the Merged Group

Following the progress noted above with BB-10901 and MG98, the Merged Group will have two products in Phase II (BB-10153 and BB-10901) and two products in Phase I trials (MG98 and BB-83698).

As a consequence of combining RiboTargets’ competitive structure-based drug discovery capability, designed to shorten the discovery process, with British Biotech’s complementary drug development expertise, the Merged Group will aim to produce at least one development candidate each year creating an increased flow of drug development candidates, and thus an improved risk and reward profile.

The Merged Group will have a stronger financial position. As at 28 February 2003 (the latest practicable date prior to the date of this document) British Biotech had Net Cash of £32.4 million, and RiboTargets had Net Cash of £11.1 million plus a further £7.9 million to be received from certain RiboTargets Shareholders upon completion of the Merger. This will allow the Merged Group, post portfolio review, to fund the development of selected product candidates to later stages and thus retain more of the potential commercial value.

Resources will be refocused on the most commercially attractive projects within the Merged Group. There is significant potential to re-engineer and rationalise the operations of the Merged Group. Costs will be decreased in a number of areas through a combination of divestment, reduction of certain activities and the elimination of duplicate central support costs. Including the effects of the transfer of certain employees to Evotec OAI Limited, and the contracting back of certain services from that company (as described in paragraph 3 above) these measures are expected to reduce cash outflow of the Merged Group after costs by approximately £3.1 million in the 12 months to 30 April 2004 and by approximately £6.4 million per annum thereafter.

British Biotech has articulated a strategy to create value for shareholders by building a broader portfolio of discovery projects and clinical products, both internally and through the acquisition of, or merger with, other companies. The Directors believe in the benefits created for shareholders by the combination with RiboTargets and are confident of the prospects of the Merged Group.

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7.    THE MERGED GROUP’S PRODUCTS

The Merged Group will have two product candidates in Phase II, two in Phase I, one in pre-clinical development, and eight programmes in early research. The Merged Group will seek to involve corporate partners for late-stage development and commercialisation of its products.

The products in the Merged Group’s development pipeline, before portfolio review, are as follows:

Product	Description	Partner	Status	Indication
BB-10153	Novel thrombolytic	—	Ph II	Acute thrombotic diseases
BB-10901	Targeted cytotoxic	ImmunoGen	PhI/II	Small cell lung cancer
BB-83698	Peptide deformylase inhibitor	GeneSoft	Ph I	Community acquired pneumonia
MG98	Anti-sense DNA	MethylGene	Ph I	Solid tumours/AML
R140	Non-sedative analgesic	—	Pre-clinical	Severe pain
	Hsp90 Inhibitor	—	Late research	Cancer
	PDF inhibitor	GeneSoft	Late research	Respiratory tract infections

8.    BOARD OF DIRECTORS

The board of British Biotech following the Merger will be drawn from the boards of both British Biotech and RiboTargets. The proposed members of the Merged Group’s board are:

Dr Peter Fellner	Chairman (with executive responsibilities)
Simon Sturge	Chief Executive
Anthony Weir	Finance Director
Tim Edwards	Corporate Development Director
Keith Merrifield	Non-executive Director
Gene Williams	Non-executive Director
Ian Kent	Non-executive Director

On completion of the Merger, all of the directors of RiboTargets other than Simon Sturge will be standing down as directors of RiboTargets, but Simon Sturge and Ian Kent will join the British Biotech Board. In addition, Philip Rogerson will be standing down as a non-executive director of British Biotech.

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Following completion of the Merger and subject to stepping down from his executive responsibilities at Celltech Group plc, Peter Fellner will assume some executive responsibilities as Chairman of British Biotech.

In his role as Chairman, Peter Fellner will have responsibility for looking at and evaluating future opportunities for the Company. Simon Sturge will be responsible for running the Company and setting (by agreement with the Chairman) and implementing corporate strategy.

9.    MANAGEMENT AND EMPLOYEES

British Biotech and RiboTargets attach great importance to retaining the skills and expertise of their management and employees. The management teams of British Biotech and RiboTargets will be combined in order to obtain the maximum benefit from their skills and experiences. The boards of British Biotech and RiboTargets believe that, although the combination of similar functions will necessarily lead to some staff reductions, the greater strength, market position and growth prospects for Merged Group will generally enhance the career prospects of its employees.

The existing employment rights of employees of both British Biotech and RiboTargets will be fully safeguarded.

10.    CAPITAL REORGANISATION, RANKING AND DIVIDENDS

The Board of British Biotech proposes to carry out a Capital Reorganisation so that the market price (as compared to the nominal value) of a single New Ordinary Share will be increased compared to the market price of a single Existing Ordinary Share. The Capital Reorganisation is not conditional upon the Merger, but the Merger is conditional upon approval by British Biotech Shareholders of the Capital Reorganisation. The effect of the Capital Reorganisation will be to reduce the number of Existing Ordinary Shares in issue by 95 per cent. Each British Biotech Shareholder’s proportionate interest in the Company’s issued ordinary share capital will, however, subject to the effect of the terms of the Merger and adjustments due to fractional entitlements, remain unchanged.

Subject to British Biotech Shareholder approval, every 20 Existing Ordinary Shares will be consolidated into one Intermediate Ordinary Share. Each resulting Intermediate Ordinary Share of £1 will then immediately be subdivided into one Reorganisation Share of 5 pence and one Deferred Share of 95 pence. As an illustration, a holder of 2,000 Existing Ordinary Shares will, immediately after the Capital Reorganisation, hold 100 Reorganisation Shares and 100 Deferred Shares instead. British Biotech Shareholders will not receive share certificates for Intermediate Ordinary Shares. Fractional entitlements will be aggregated, and the Reorganisation Shares resulting from those fractions will be sold in the market for the benefit of the Company.

The Reorganisation Shares will be equivalent to the Existing Ordinary Shares in all respects, including their nominal value, dividend, voting and other rights.

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Holders of Existing Ordinary Shares whose holdings are registered in CREST will automatically have their Reorganisation Shares credited to their CREST account. Application will be made for Admission of the New Ordinary Shares, including the Reorganisation Shares.

It is expected that dealings and settlement in CREST in the Existing Ordinary Shares will continue until 5.00 p.m. on the Record Date, expected to be 22 April 2003, when in the case of shares held in certificated form, the register of members will be closed for transfers. The registration of uncertificated holdings of Existing Ordinary Shares will be “disabled” at 5.00 p.m. on the Record Date.

In relation to the Reorganisation Shares held in certified form, temporary documents of title will not be issued pending the despatch by post of definitive certificates for such shares. Definitive certificates in respect of the Reorganisation Shares will be dispatched by first class post or airmail, as appropriate, to British Biotech Shareholders who hold their Existing Ordinary Shares in certificated form by 29 April 2003. From Admission, certificates in respect of the Existing Ordinary Shares will no longer be of value and, on receipt of certificates for Reorganisation Shares by British Biotech Shareholders, should be destroyed. Pending the issue of definitive certificates for such shares, transfers will be certified against the register of British Biotech Shareholders.

The Deferred Shares will not be listed, will not confer any rights to dividend and will have extremely limited other rights which render them of negligible monetary value. If the Capital Reorganisation is approved by British Biotech Shareholders, the Company intends to appoint a person to execute on behalf of each holder of a Deferred Share a transfer of such Deferred Share, for no payment, from British Biotech Shareholders to such person as the Directors determine, as the Company will be entitled to do pursuant to restrictions attaching to the Deferred Shares. No share certificates will be issued to British Biotech Shareholders in respect of Deferred Shares.

Subject to the completion of the Capital Reorganisation, and prior to Admission, Exhibit A to the ADR Deposit Agreement will be amended so that each ADR will, following Admission, represent two Reorganisation Shares.

All New Ordinary Shares, including the Reorganisation Shares and the Consideration Shares issued to RiboTargets Shareholders, will rank pari passu with each other including the right to receive all dividends and other distributions declared, paid or made by British Biotech on such New Ordinary Shares. All New Ordinary Shares will carry full dividend rights commencing in, and including, British Biotech’s accounting year ending 30 April 2003.

However it is, at present, intended that no dividends will be paid by British Biotech. Even if future operations lead to significant levels of distributable profits, any earnings, of which there can be no assurance, will be reinvested in the Merged Group’s business and no dividends are expected to be paid in the foreseeable future.

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11.    CONDITIONS OF THE SALE PROPOSAL

Under the Listing Rules the approval of the Merger by British Biotech Shareholders is required. The Merger is subject to various conditions contained in the Sale Proposal including the approval of the Merger, Capital Reorganisation and related matters by shareholders of British Biotech at the Extraordinary General Meeting.

12.    BRITISH BIOTECH SHARE SCHEMES

The Company currently operates three share option schemes under which grants of options may be made: the British Biotech Executive Share Option Scheme; the British Biotech Deferred Share Bonus Scheme; and the British Biotech Group SAYE Share Option Scheme. In addition, employees currently hold options granted under the British Biotech Group 1992 Share Option Scheme.

British Biotech is seeking shareholder approval at the Extraordinary General Meeting for the adoption of new executive and employee share option schemes and the proposed share option grant to Dr Peter Fellner in order to ensure that it will have sufficient flexibility to allow its employees to share in the Merged Group’s future and to set and operate an appropriate remuneration policy for senior executives within the Merged Group.

British Biotech remuneration committee’s policy as regards long-term incentives will be clearly stated for shareholders each year in the Annual Report and Accounts of British Biotech and shareholders will be given an opportunity to vote on that policy as part of the Directors’ remuneration report at future Annual General Meetings of British Biotech.

13.    DIRECTORS REMUNERATION

Conditional on completion of the Merger, Simon Sturge will be appointed as Chief Executive Officer of British Biotech with a salary of £300,000 per annum and an options package commensurate with his position.

The terms and conditions of the other British Biotech directors will also be amended, conditional on completion of the Merger, including amendments in relation to performance based option schemes on which shareholders will be asked to vote. Further details are set out in full in the Listing Particulars.

14.    THE CITY CODE ON TAKEOVERS AND MERGERS

Under Rule 9 of the Code (Rule 9), any person who acquires shares which, taken together with shares already held by him or shares held or acquired by persons acting in concert with him, carry 30 per cent. or more of the voting rights of a company which is subject to the Code, is normally required by the Panel to make a general offer for all the remaining equity capital of the company.

As a consequence of the lock-up provisions referred to in paragraph 2 above, and upon the issue of Consideration Shares to the RiboTargets Shareholders as consideration for the sale of their RiboTargets Shares, those RiboTargets

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Shareholders who have entered into the Undertaking, and the Concert Party Directors (together the Concert Party), will be deemed to be acting in concert for the purposes of Rule 9 of the Code (Rule 9). The Concert Party will, in aggregate, hold 50.25 per cent. of the voting share capital in British Biotech following the Merger.

The Panel has agreed that, if the approval of independent British Biotech Shareholders is given at the EGM, the Concert Party will not be obliged to make a general offer for all the New Ordinary Shares which they would not already own on the issue of the Consideration Shares to the RiboTargets Shareholders and in respect of options being granted to the Concert Party Directors during the period in which the Concert Party exists.

15.    LISTING

Application will be made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for admission of such New Ordinary Shares to its market for listed securities. These applications are expected to become effective and dealings in the New Ordinary Shares on the London Stock Exchange’s market for listed securities are expected to commence at 8.00 a.m. London time on 23 April 2003. The New Ordinary Shares will not be listed on any other stock exchanges and have not been registered with the SEC under the Securities Act, although New Ordinary Shares of British Biotech will continue to be registered under the US Securities Exchange Act of 1934, as amended and will therefore continue to be subject to SEC reporting requirements. New Ordinary Shares issued to RiboTargets Shareholders that are located in the United States or are US persons will be subject to certain restrictions on transfer imposed by US securities laws. In particular New Ordinary Shares issued to such RiboTargets Shareholders may not be deposited with the ADR Depositary so long as such New Ordinary Shares are “restricted securities” as defined in Rule 144(a)(3) under the Securities Act.

16.    SETTLEMENT INFORMATION IN RELATION TO THE CONSIDERATION SHARES

The Consideration Shares are capable of being held in certificated (other than those held by certain US persons) or uncertificated form. In relation to Consideration Shares issued in certificated form, temporary documents of title will not be issued pending the dispatch by post of definitive certificates for such shares. Definitive certificates in respect of the Consideration Shares will be despatched by first class post or airmail, as appropriate, to RiboTargets Shareholders by 23 April 2003. Pending the issue of definitive certificates for such shares, transfers will be certified against the register of British Biotech Shareholders. Fractional entitlements arising on the Capital Reorganisation will be sold in the market for the benefit of the Company.

17.    RECOMMENDATIONS

The Board of British Biotech, which has been so advised by JPMorgan, considers the terms of the Merger, the Capital Reorganisation, the New Share Plans and the amendment to article 96(i) of the Articles of Association to be fair and

16

reasonable and in the best interests of British Biotech and British Biotech Shareholders as a whole. JPMorgan Partners, part of the JPMorgan Chase Group, are shareholders in RiboTargets and the British Biotech Board has therefore sought independent advice from Cazenove regarding the Merger (as required by the Panel) for the purpose of the waiver of any obligation on the Concert Party to make a general offer under Rule 9 of the Code as a result of the issue of the Consideration Shares to the RiboTargets Shareholders or the grant of additional options over New Ordinary Shares to Concert Party Directors. In this connection, Cazenove considers the terms of the Merger to be fair and reasonable and in the best interests of British Biotech and British Biotech Shareholders as a whole and has so advised the British Biotech Board in this respect. In providing advice to the Board, JPMorgan and Cazenove have taken into account the Board’s commercial assessments.

Accordingly, the Board unanimously recommends British Biotech Shareholders to vote in favour of all of the Resolutions to be proposed at the Extraordinary General Meeting as they have undertaken to vote in respect of their beneficial interests in Existing Ordinary Shares (other than in respect of Resolution 3 (waiver of Rule 9 obligations) on which, as required by the Code, the Concert Party Directors are not entitled to vote). Including these undertakings, British Biotech has received undertakings and indications of intent to vote in favour of each of the Resolutions (other than Resolution 3) amounting, in aggregate, to 173,652,872 Existing Ordinary Shares representing 26.0 per cent. of British Biotech’s current issued share capital. British Biotech has received indications of intent to vote in favour of Resolution 3 amounting, in aggregate, to 170,380,248 Existing Ordinary Shares representing 25.52 per cent. of British Biotech’s current issued share capital.

18.    EXPECTED TIMETABLE

The formal documentation setting out the details of the Merger will be despatched to British Biotech and RiboTargets Shareholders today.

The date of the British Biotech EGM is 22 April 2003, the Merger is expected to complete on 23 April 2003 and Admission of New Ordinary Shares to trading is expected on 23 April 2003.

Enquiries

For further information contact the following:

British Biotech plc		RiboTargets Holdings plc
+44 (0) 1865 781 166		+44 (0) 1223 895 555

Dr Peter Fellner, Chairman		Simon Sturge, Chief Executive
Tim Edwards, Acting Chief Executive
Tony Weir, Finance Director

JPMorgan	+44 (0) 20 7325 6774	Goldman Sachs	+44 (0) 20 7774 1000
Bernard Taylor		Guy Slimmon
Julian Oakley

Cazenove	+44 (0) 20 7588 2828

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Julian Cazalet
Tony Brampton

Brunswick	+44 (0) 20 7404 5959
Jon Coles
Fiona Fong

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The contents of this announcement, which have been prepared by and are the sole responsibility of British Biotech and RiboTargets, have been approved by J.P. Morgan plc of 125 London Wall, London EC2Y 5AJ (regulated in the United Kingdom by the Financial Services Authority); Cazenove & Co. Ltd of 12 Tokenhouse Yard, London EC2R 7AN; and Goldman Sachs International of Peterborough Court, 133 Fleet Street, London EC4A 2BB solely for the purposes of section 21 of the Financial Services and Markets Act 2000.

J.P. Morgan plc is acting exclusively as financial adviser in relation to the Merger and as sponsor to British Biotech. Cazenove & Co. Ltd is acting as financial adviser to British Biotech solely for the purposes of Rule 3 of the Code. Neither J.P. Morgan plc nor Cazenove & Co. Ltd is acting for anyone else in connection with the proposed Merger and listing of the New Ordinary Shares on the Official List and their Admission to trading on the London Stock Exchange’s market for listed securities and will not be responsible to anyone other than British Biotech for providing advice in relation to the proposed listing or Admission or any transaction or arrangement referred to in this document.

Goldman Sachs International is acting for RiboTargets and no one else in connection with the Merger and will not be responsible to any other person for providing the protections afforded to clients by Goldman Sachs International or for providing advice in relation to the Merger.

In particular, this announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

This announcement is not an offer for sale of Securities of the Company in the United States. The securities are not being registered Under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons except pursuant to an applicable exemption from such registration.

Documents relating to the Merger must not be mailed or otherwise forwarded, distributed or sent in or into the United States, Belgium, Australia, Canada, South Africa or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

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APPENDIX I

SOURCES OF INFORMATION AND BASES OF CALCULATION

General

Unless otherwise stated, financial information on British Biotech and RiboTargets and their respective groups have been extracted without material adjustment from the published audited annual report and accounts and, where appropriate, interim statements of the relevant group for the relevant period.

Net Cash of British Biotech and RiboTargets

As at 28 February 2003 (the latest practicable date prior to the date of this announcement) British Biotech had Net Cash of £32.4 million and RiboTargets had Net Cash of £11.1 million plus a further £7.9 million to be received from certain RiboTargets Shareholders upon completion of the Merger.

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APPENDIX II

DEFINITIONS

Admission

the admission of the New Ordinary Shares to the Official List and trading on the London Stock Exchange’s market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards

ADR	an American depositary receipt evidencing an American depositary share, issued pursuant to the ADR Deposit Agreement.

ADR Deposit Agreement	The deposit agreement executed on 7 July 1992, as amended, between the Company, the ADR Depositary, and the owners and holders of ADRs

Articles of Association	the articles of association of British Biotech

Board	The directors of British Biotech whose names are listed in on page two of this announcement

British Biotech	British Biotech plc, registered in England and Wales under number 2304992

British Biotech Shareholders	holders of Existing Ordinary Shares

Capital Reorganisation

the consolidation of the Existing Ordinary Shares into Intermediate Ordinary Shares, and the subdivision of the Intermediate Ordinary Shares into Reorganisation Shares and Deferred Shares, as described in paragraph 10 of this announcement

Cazenove	Cazenove & Co. Ltd

Code	The City Code on Takeovers and Mergers

Company	British Biotech

Concert Party	the Concert Party Directors and those RiboTargets Shareholders who have entered into the Undertaking

Concert Party Directors	Peter Fellner, Tim Edwards, Anthony Weir, Keith Merrifield, Gene Williams and (following the Merger) Simon Sturge and Ian Kent

Consideration Shares	the New Ordinary Shares to be allotted and issued to the RiboTargets Shareholders in accordance with the terms of the Sale Proposal described in paragraph 2 of this announcement

CREST	a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations)

Deferred Shares	Deferred shares of 95 pence each in the capital of the Company

Directors	the directors of British Biotech whose names are listed on page two of this document

Existing Ordinary Shares	existing ordinary shares of 5 pence each in the capital of Company, which, subject to the passing of the relevant Resolution at the Extraordinary General Meeting, will be subject to the Capital

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Reorganisation

Extraordinary General Meeting/EGM	the extraordinary general meeting of British Biotech to be held on 22 April 2003

Intermediate Ordinary Shares	one ordinary share of £1 in the capital of the Company, to be subdivided in accordance with the Capital Reorganisation

JPMorgan	J.P. Morgan plc

Listing Particulars	this document dated 21 March 2003 comprising listing particulars of British Biotech in relation to the New Ordinary Shares

London Stock Exchange	London Stock Exchange plc

Merged Group	British Biotech and its subsidiary undertakings after the Effective Date, including RiboTargets and its subsidiary undertakings

Merger	the proposed acquisition by British Biotech of the RiboTargets Shares pursuant to the Sale Proposal

Net Cash	cash at bank and in hand, and short term deposits and investments, less all borrowings, overdrafts, loans, mortgages and finance leases

New Ordinary Shares	ordinary shares of 5 pence each in the Company, following the Capital Reorganisation, being the Reorganisation Shares and the Consideration Shares

New Share Plans	the New Option Plan, the New SAYE Plan and the proposed share option grant to Peter Fellner

Official List	the official list of the UK Listing Authority

Panel	The Panel on Takeovers and Mergers

Record Date	5.00 p.m. on 22 April 2003 (or such other time as the Directors may determine)

Reorganisation Shares	the New Ordinary Shares to be held by British Biotech Shareholders after the Capital Reorganisation, derived from their Existing Ordinary Shares

RiboTargets	RiboTargets Holdings plc, registered in England and Wales under number 3339154

RiboTargets Shareholders	holders of RiboTargets Shares

RiboTargets Shares

all the existing RiboTargets Ordinary Shares, the A Ordinary Shares and the B Ordinary Shares in the capital of RiboTargets and any further such shares which are allotted or issued before the date upon which the Sale Proposal becomes unconditional (subject only to Admission)

Sale Proposal	the document dated 21 March 2003 containing the terms of the offer made by British Biotech to acquire the RiboTargets Shares

SEC	Securities and Exchange Commission of the United States

Securities Act	the US Securities Act of 1933, as amended

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UK/United Kingdom	the United Kingdom of Great Britain and Northern Ireland

UK Listing Authority / UKLA

the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and in exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the FSMA

Undertaking	the undertaking entered into by certain RiboTargets Shareholders with British Biotech on 21 March 2003 in respect of their acceptance of the Sale Proposal

US/United States	the United States of America, its territories and possessions, any state or political sub-division of the United States of America and the District of Columbia

US persons	has the meaning given in Regulation S under the Securities Act

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Embargo: 0700GMT, 21 March, 2003

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART

IN OR INTO THE UNITED STATES, BELGIUM, CANADA,

AUSTRALIA, SOUTH AFRICA OR JAPAN

British Biotech to transfer research operations to Evotec OAI

Oxford, UK—British Biotech plc (LSE: BBG, Nasdaq: BBIOY) and Evotec OAI AG (Deutsche Börse: EVT, Prime Standard) announce today that they have entered into an agreement whereby British Biotech will transfer the majority of its laboratory research employees to Evotec OAI and Evotec OAI will provide research services to British Biotech.

The principal terms of the agreement are:

•	17 research scientists to transfer from British Biotech to Evotec OAI;

•	Evotec OAI to provide medicinal chemistry and biology services under contract to support British Biotech’s anti-inflammatory and anti-infective research programmes; and

•	the transfer to Evotec OAI of certain laboratory equipment at its net book value of approximately £200,000.

The agreement complements British Biotech’s proposed merger with RiboTargets, also announced today, and is part of the intended rationalisation of the new business, which envisages that future research operations will be conducted at RiboTargets’ laboratories in Cambridge.

Evotec OAI will work under contract on British Biotech’s anti-inflammatory and anti-bacterial drug discovery research programmes. These will continue to be managed by British Biotech and its collaborative partners, Serono for inflammatory disease and GeneSoft for bacterial infections. The agreement with Evotec OAI has no impact on the terms of British Biotech’s collaborative agreements, or on its ownership of intellectual property and commercialisation rights in these areas.

In the anti-bacterial field, today’s agreement builds on an existing relationship between British Biotech and Evotec OAI in which Evotec OAI has been assisting in the discovery of additional inhibitors of the bacterial metalloenzyme, peptide deformylase (PDF), in order for British Biotech and GeneSoft to co-develop an oral, broad-spectrum antibiotic treatment for respiratory tract infections.

Commenting on the transaction, British Biotech’s acting Chief Executive Tim Edwards said: “This agreement facilitates the integration with RiboTargets and strengthens and extends our successful working relationship with Evotec OAI. It secures a good outcome for those of our employees who are transferring to Evotec OAI and I wish to thank them for their contribution to British Biotech’s research.”

The transfer of British Biotech’s laboratory operations is in line with Evotec OAI’s growth strategy, extending the company’s capacity through immediate access to an established group of leading research scientists. In 2002, Evotec OAI commissioned additional chemistry laboratories at its site at Abingdon, near Oxford, to accommodate new and expanding programmes.

Dr Ian Hunneyball, President, Services Division and member of the Evotec OAI Management Board, commented: “We are delighted that our discovery group will be further strengthened by British Biotech’s experienced medicinal chemists and biologists. This will support the strong growth in our Discovery and Development Services division, which already employs 338 people in the Oxford area as well as 73 in Hamburg.”

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Enquiries:

British Biotech plc	www.britishbiotech.com
Tim Edwards, Acting Chief Executive
Tony Weir, Finance Director	Tel: 01865 781166

Brunswick Group
Jon Coles/Fiona Fong	Tel: 020 7404 5959

Evotec OAI	www.evotecoai.com
Anne Hennecke, Investor Relations	Tel: +49 40 56081286

The contents of this announcement, which have been prepared by and are the sole responsibility of British Biotech plc, have been approved by J.P. Morgan plc of 125 London Wall, London EC2Y 5AJ (regulated in the United Kingdom by the Financial Services Authority) solely for the purposes of section 21 of the Financial Services and Markets Act 2000. J.P. Morgan plc is acting for British Biotech plc and no one else in connection with the transaction which is the subject matter of this announcement (the Transaction) and will not be responsible to any other person for providing the protections afforded to clients by J.P. Morgan plc or for providing advice in relation to the Transaction.

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

This announcement is not an offer for sale of securities of British Biotech plc in the United States. The securities are not being registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons except pursuant to an applicable exemption from such registration.

Documents relating to the Transaction must not be mailed or otherwise forwarded, distributed or sent in or into the United States, Belgium, Canada, Australia, South Africa or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

25

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, and if you are in the UK, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000. If you are outside the UK, you should immediately consult another appropriately authorised independent professional adviser.

If you have sold or otherwise transferred all of your Existing Ordinary Shares, please send this document and the accompanying documentation, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any of those restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction.

A copy of this document, which comprises listing particulars dated 21 March 2003 relating to the Consideration Shares to be issued to the RiboTargets Shareholders by British Biotech plc and which has been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act. Copies of this document may be inspected at the Document Viewing Facility, UK Listing Authority, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted).

British Biotech plc

(Incorporated in England and Wales under the Companies Act 1985 with Registered No. 2304992)

Proposals for Capital Reorganisation, adoption of New Share Plans, amendment to

Articles of Association, Merger with

RiboTargets Holdings plc

and

Notice of Extraordinary General Meeting

Listing Particulars relating to the Consideration Shares to be issued to the RiboTargets Shareholders on completion of the Merger

Your attention is drawn to the letter from the Chairman of British Biotech which is set out on pages 2 to 14 of this document and which contains the recommendation of the Directors that you vote in favour of each of the Resolutions to be proposed at the Extraordinary General Meeting referred to below.

Application will be made to the UK Listing Authority for the New Ordinary Shares (including the Consideration Shares) to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange’s market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange’s market for listed securities constitutes admission to official listing on a stock exchange. It is expected that Admission will become effective and dealings for normal settlement will commence in the New Ordinary Shares at 8.00 a.m. London time on 23 April 2003.

The Consideration Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or under any United States securities laws or with any securities regulatory authority of any state or jurisdiction of the United States and may not be offered, sold or delivered within the United States or to or for the benefit of US persons except pursuant to an exemption from the registration requirements of the Securities Act and any applicable state securities laws.

J.P. Morgan plc is acting exclusively as financial adviser in relation to the Merger and as sponsor to British Biotech. Cazenove & Co. Ltd is acting as financial adviser to British Biotech solely for the purposes of Rule 3 of the Code. Neither J.P. Morgan plc nor Cazenove & Co. Ltd are acting for anyone else in connection with the proposed Merger and listing of the New Ordinary Shares on the Official List and their admission to trading on the London Stock Exchange’s market for listed securities and will not be responsible to anyone other than British Biotech for providing the protections afforded to customers of J.P. Morgan plc or Cazenove & Co. Ltd or for providing advice in relation to the proposed listing or Admission or any transaction or arrangement referred to in this document.

Notice of an Extraordinary General Meeting of British Biotech to be held at Farmers & Fletchers Hall, 3 Cloth Street, London EC1A 7LD at 11.00 a.m. on 22 April 2003 is set out at the end of this document. A form of proxy for use in connection with the Extraordinary General Meeting is enclosed and should be completed and returned to British Biotech’s registrars, Capita Registrars, Proxy Department, P.O. Box 25, Beckenham, Kent BR3 4BR as soon as possible and, in any event, so as to be received at the latest by 11.00 a.m. on 20 April 2003. Completion and return of a Form of Proxy will not preclude British Biotech Shareholders from attending and voting at the Extraordinary General Meeting should they choose to do so. Full details of the action you should take are set out in paragraph 17 of Part I of this document.

DIRECTORS, PROPOSED DIRECTORS AND ADVISERS

Directors		Proposed Directors
Peter Fellner	Chairman	Simon Sturge	Chief Executive
Tim Edwards	Acting Chief Executive	Ian Kent	Non-executive Director
Anthony Weir	Finance Director
Keith Merrifield	Non-executive Director
Philip Rogerson	Non-executive Director
Eugene Williams	Non-executive Director

Philip Rogerson has agreed to step down from the Board on completion of the Merger. On completion of the Merger, Tim Edwards will become Corporate Development Director.

REGISTERED OFFICE OF BRITISH BIOTECH AND PRINCIPAL ADVISERS

Registered Office Thames Court Watlington Road Oxford Oxfordshire OX4 6LY	Sponsor and Financial Adviser J.P. Morgan plc 125 London Wall London EC2Y 5AJ

Legal Advisers Allen & Overy One New Change London EC4M 9QQ	Brokers and Rule 3 Adviser Cazenove & Co. Ltd 12 Tokenhouse Yard London EC2R 7AN

ADR Depositary The Bank of New York 101 Barclay Street New York NY 10286	Registrars Capita Registrars The Registry 34 Beckenham Road Beckenham Kent BR3 4TU
Auditors and Reporting Accountants PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH

PRINCIPAL ADVISERS TO RIBOTARGETS

Financial Adviser Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB	Legal Advisers CMS Cameron McKenna Mitre House 160 Aldersgate Street London EC1A 4DD

Auditors PricewaterhouseCoopers LLP Abacus House Castle Park Cambridge CB3 0AN

FORWARD-LOOKING STATEMENTS

This document contains certain statements that are or may be forward-looking with respect to the financial conditions, results of operations and business achievements/performance of British Biotech and/or RiboTargets. In particular, among other statements, certain statements in Part I are, or may be, forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Certain factors that could cause British Biotech’s or RiboTargets’ financial condition, results of operations and business achievements/performance to differ materially from those expressed or implied by such forward-looking statements are described in the “Risk Factors” set out in Part VI of this document.

i

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest date and time for receipt by the ADR Depositary of completed voting instruction cards from holders of ADRs	5.00 p.m. (New York time) on 15 April 2003

Latest date and time for receipt of forms of proxy for British Biotech Extraordinary General Meeting	11.00 a.m. on 20 April 2003

British Biotech Extraordinary General Meeting	11.00 a.m. on 22 April 2003

Last date and time of dealings in Existing Ordinary Shares	5.00 p.m. on 22 April 2003

Last date and time of dealings in ADRs representing Existing Ordinary Shares	5.00 p.m. (New York time) on 22 April 2003

Record Date for the Capital Reorganisation	5.00 p.m. on 22 April 2003

Expected completion of the Capital Reorganisation	after 5.00 p.m. on 22 April 2003

Expected completion of the Merger	23 April 2003

Admission of New Ordinary Shares (including the Consideration Shares)	8.00 a.m. on 23 April 2003

Crediting of New Ordinary Shares (including the Consideration Shares) to CREST accounts	8.00 a.m. on 23 April 2003

Expected date and time of resumption of trading in ADRs	8.55 a.m. (New York time) on 23 April 2003

Despatch of certificates for New Ordinary Shares	29 April 2003

PART I

LETTER FROM THE CHAIRMAN OF BRITISH BIOTECH

21 March 2003

To British Biotech Shareholders, holders of ADRs and, for information only, to holders of options under the British Biotech Share Schemes

Dear Shareholder

Proposed Merger with RiboTargets, Capital Reorganisation, adoption of New Share Plans, amendment to Articles of Association and Notice of Extraordinary General Meeting

1.	Introduction

On 21 March 2003, the boards of British Biotech and RiboTargets announced that they had reached agreement on the terms of a proposed merger of the two companies. Based on British Biotech’s share price of 3.875 pence on

19 March 2003, the last practicable business day prior to announcement, the Merger will create a biotechnology company with a pro forma market capitalisation of approximately £51.7 million, in which British Biotech’s development portfolio, together with its drug development expertise, will be combined with RiboTargets’ structure-based drug discovery capability. The Merged Group will have a stronger financial position and the Directors believe that it will be better placed to participate in the expected further consolidation of the UK biotechnology sector.

The purpose of this document is to provide you with details of the Merger, to explain why your Board considers that the Merger is in the best interests of British Biotech and British Biotech Shareholders as a whole, and to convene the EGM at which the Resolutions will be proposed. The Directors recommend that you approve the Resolutions that are being proposed to effect the Merger, summarised in paragraph 16 of this Part I.

2.	Summary of terms of the Merger

The Merger is being implemented by way of an offer by British Biotech to the RiboTargets Shareholders to acquire their respective holdings in RiboTargets Shares in exchange for Consideration Shares. The total number of New Ordinary Shares in issue immediately following the Merger and the Capital Reorganisation (assuming that no option under the British Biotech Share Option Schemes is exercised after 20 March 2003) will be 66,751,780, of which 33,375,891 (being the Reorganisation Shares) will be held by existing British Biotech Shareholders and 33,375,889 (being the Consideration Shares) will be held by RiboTargets Shareholders.

Based on the share price of the Existing Ordinary Shares as at close of business on 19 March 2003, this would value RiboTargets at approximately £25.9 million.

The articles of association of RiboTargets contain certain “drag along” provisions whereby, upon a certain percentage of RiboTargets Shareholders agreeing to sell their RiboTargets Shares, the holders of all other RiboTargets Shares can be required to sell their RiboTargets Shares on the same terms and to the same purchaser. RiboTargets Shareholders holding more than the relevant percentage have entered into the Undertaking to accept the Sale Proposal in respect of RiboTargets Shares held by them. Accordingly, British Biotech is entitled, should it need to do so, to compulsorily acquire the RiboTargets Shares of other RiboTargets Shareholders on the Sale Proposal terms.

A summary of the Sale Proposal, the Undertaking and relevant provisions of RiboTargets’ articles of association is set out in paragraph 7 of Part VII of this document. In the same paragraph, a description is given of the RiboTargets Share Schemes and, in particular, the rules applicable to the exercise, and lapse of rights to exercise, options granted under those schemes.

The holdings and rights of holders of Existing Ordinary Shares will not be affected by the Merger. However, following the issue of Consideration Shares to RiboTargets Shareholders, these holdings, as a percentage of the issued ordinary share capital of British Biotech, will decrease.

Registered office: Thames Court Watlington Road Oxford OX4 6LY

Tel: 01865 748747

Registered in England and Wales No. 2304992

As part of the terms of the Undertaking and as described in paragraph 7 of Part VII of this document the RiboTargets Shareholders who are parties to that undertaking have agreed, for six months following completion of the Merger, not to dispose of any Consideration Shares and, for a further period of 14 months, have agreed to certain orderly market provisions in respect of disposals.

3.	Background to the Merger

British Biotech has articulated a strategy to create value for shareholders by building a broader portfolio of discovery projects and clinical products, both internally and through the acquisition of, or merger with, other companies.

The Directors believe that the following factors arising from the combination of British Biotech and RiboTargets will create benefits for shareholders:

•	The combination of RiboTargets’ structure-based drug discovery capability, designed to shorten the time taken in the drug discovery phase, with British Biotech’s complementary drug development expertise. The Merged Group will aim to produce at least one pre-clinical development candidate each year creating an increased flow of drug development candidates, and thus an improved risk and reward profile;

•	Resources will be refocused on the most commercially attractive projects within the Merged Group. There is significant potential to re-engineer and rationalise the operations of the Merged Group. Costs will be decreased in a number of areas through a combination of divestment, reduction of certain activities and the elimination of duplicate central support costs. Over time the Merged Group aims to reduce headcount to approximately 110 employees;

•	As part of this refocussing and as announced separately today, British Biotech has agreed to transfer 17 employees currently involved in its research into metalloenzyme inhibitors to Evotec OAI Limited (a subsidiary of Evotec OAI A.G.). Certain services will be contracted back from Evotec OAI Limited to enable British Biotech to progress its research into anti-inflammatory and anti-infective disease under its collaborations with Serono S.A. and GeneSoft Inc respectively. This transfer will enable British Biotech to move ahead with the rationalisation of its facilities in Oxford and concentrate the research activities of the Merged Group in Cambridge;

•	These measures are expected to reduce cash outflow of the Merged Group after costs by approximately £3.1 million in the 12 months to 30 April 2004 and by approximately £6.4 million per annum thereafter;

•	The Merged Group will have a stronger financial position. As at 28 February 2003 (the latest practicable date prior to the date of this document) British Biotech had Net Cash of £32.4 million, and RiboTargets had Net Cash of £11.1 million plus a further £7.9 million to be received from certain RiboTargets Shareholders upon completion of the Merger. This will allow the Merged Group, post portfolio review, to fund the development of selected product candidates to later stages before out-licensing and thus retain more of the potential commercial value; and

•	In addition, as a result of its greater size, financial resources and drug development capabilities, under the leadership of a strong management team, the Merged Group will be better placed to participate in the further consolidation of the biotechnology sector.

It is intended that the name of British Biotech will be changed in due course.

4.	Information on British Biotech

British Biotech’s strategy to build shareholder value is to acquire and exploit development and commercialisation rights over a broad portfolio of specialist drugs targeted at diseases with limited treatment options. British Biotech seeks to build its product portfolio through collaboration with third parties and through its own research. A multi-disciplinary team, comprising representatives from across the business, is focused on finding opportunities to broaden the portfolio from external sources. British Biotech seeks to collaborate with licensing partners to share the risks and rewards of drug development and commercialisation, retaining commercialisation rights for niche markets where appropriate.

British Biotech also seeks to build shareholder value by expanding its in-house portfolio of research and development projects through organic growth, mergers and acquisitions. This strategy will seek to optimise the balance of risk, reward and timing for sustained delivery of therapeutic drugs to key markets. The search for partners has targeted the consolidation and strengthening of core research and development skills. Success in this goal is intended to establish a strong platform from which to capitalise on other opportunities in Europe and the US.

British Biotech currently has four drugs in active clinical development. Two of these products are for certain types of cancer, one is for acute thrombotic diseases and one is for community acquired pneumonia. In research, British Biotech is engaged in progressing metalloenzyme inhibitors (MEIs) as new treatments in several disease areas and in running MEI projects in collaboration with Serono S.A. for serious inflammatory disease and with GeneSoft Inc., for bacterial infection.

British Biotech has also entered into an agreement with the Defence, Science and Technology Laboratory (DSTL) of Porton Down, UK, to investigate the utility of selected British Biotech metalloenzyme inhibitors against anthrax lethal toxin and botulin toxin.

British Biotech possesses a development capability covering all phases of drug development from initial pre-clinical studies through to registration. British Biotech has considerable scientific and clinical experience in cancer and scientific experience in anti-infectives. Certain aspects of development are contracted in from third parties. The Company’s development capabilities create opportunities for British Biotech to enter into development partnerships with biotechnology and pharmaceutical companies and enable British Biotech to undertake clinical development of products independently in both Europe and the USA when large clinical trials are not required. As a result, British Biotech can retain commercialisation rights to these products and defer seeking collaborations until later in the product development cycle.

British Biotech’s continuing revenues have been derived primarily from licensing and collaborative research and development agreements. To the extent that research and development is not covered by these agreements, it is funded from cash balance. In addition, British Biotech has earned interest income on its cash balances.

For the year ended 30 April 2002, British Biotech reported a loss before taxation of £18.8 million on turnover of £1.5 million. British Biotech had net assets as at that date of £54.9 million, with Net Cash of £48.3 million. For the half-year ended 31 October 2002, British Biotech reported a loss before taxation of £8.9 million on a turnover of £0.7 million. British Biotech had net assets as at that date of £46.3 million, with Net Cash of £40.9 million. On the basis of the closing price of an Existing Ordinary Share on 19 March 2003 (the last practicable business day prior to the date of the announcement of the Merger), British Biotech’s market capitalisation was £25.9 million.

5.	Information on RiboTargets

RiboTargets, founded in 1997, is a privately owned biotechnology company that is engaged in the discovery and development of small molecule therapeutics. RiboTargets uses structure-based drug design technologies to identify and progress compounds and currently has one programme in pre-clinical development, a second programme in lead optimisation and five in early stage research. Initially, RiboTargets used its technology platform to target key RNA structural motifs associated with infectious disease. Its research and development is now focused on protein targets for new cancer therapies and anti-infective therapies.

RiboTargets has created its technology platform by integrating a number of medicinal chemistry, crystallography, molecular modelling and NMR spectroscopy approaches. This platform includes proprietary tools and is proving effective in both the hit identification and lead optimisation phases of drug discovery. Specifically, the proprietary tools include “rCat” a searchable catalogue of over 3.4 million research compounds, of which approximately 1.2 million are exclusively accessible to RiboTargets, “rDock” a virtual screening capability to filter libraries of over a million compounds to identify a small, enriched subset for laboratory testing and “SeeDs,” a means of generating new lead molecules from small, weakly-acting building blocks. The latter approach removes the need to have active, pre-existing hit molecules in a screening library at the start of a drug discovery programme and can also be used to replace problematic parts of lead molecules during lead optimisation.

These capabilities, combined with a detailed understanding of the interactions between the selected drug targets and small molecules at the atomic level and of the potential drug-like properties of compounds early in the process, are designed to accelerate the complex process of drug discovery. The aim is to shorten the time taken in the drug discovery phase by providing better and more informative start points.

RiboTargets’ focus is on the discovery and development of small molecule therapeutics addressing areas of high medical need in infection and cancer treatment. RiboTargets’ aim is to form partnerships and license out some or all of the development products to other pharmaceutical and biotech companies in exchange for milestone payments and future royalties.

RiboTargets’ two most advanced programmes are in the area of treatment of cancer patients. R140 is an oral GABAA agonist for the relief of pain in cancer patients, and is scheduled for formal entry into clinical development in the second half of 2003. Indications of efficacy have been observed in nine patients who received a single dose of R140 after orthopaedic knee surgery. This pilot study was conducted in Australia under the Clinical Trials Notification (CTN) Scheme. The second programme is scheduled for pre-clinical development in the second half of 2003. The aim of this programme is to develop a synthetic, small molecule inhibitor of Hsp90, a drug target predicted to have relevance to a broad range of cancer types. In addition to these programmes, RiboTargets has initiated a further five early stage programmes encompassing both anti-bacterial and anti-cancer drug targets.

RiboTargets has established a portfolio of small molecule therapeutic research and development programmes and, where appropriate, has augmented its own research capabilities with collaborative programmes and in-licensing opportunities.

For the year ended 31 December 2002, RiboTargets reported a loss before taxation of £8.8 million on turnover of £2.7 million. RiboTargets had net assets as at that date of £4.4 million, with Net Cash of £2.9 million.

6.	Current trading and prospects for the Merged Group

British Biotech current trading

Since 31 October 2002, with the exception of two non-recurring expense items totalling £0.7 million, progress has been in accordance with the expectation of British Biotech management. In line with the predicted product milestones, BB-10901 moved into Phase II development in December 2002 and the Phase I trial for MG98 in solid tumours commenced in the UK in January 2003. The two other development projects; BB-10153 and BB-83698 continue to progress in Phase II and Phase I trials respectively. The research projects with Serono S.A. and GeneSoft Inc. continue to progress in line with the plans for these projects.

RiboTargets current trading

Progress since 31 December 2002 has been in line with the expectations of RiboTargets’ management. In January and February 2003, RiboTargets received approximately £10.1 million pursuant to investments by certain of the RiboTargets Shareholders in accordance with the terms of the subscription and shareholders’ agreement described in paragraph 13.2.1 of Part VII of this document. Subject to the Merger becoming unconditional, certain RiboTargets Shareholders have agreed to invest a further £7.9 million pursuant to the terms of the Contribution Deed, details of which are set out in paragraph 13.2.2 of Part VII of this document.

Prospects for the Merged Group

Following the progress noted above with BB-10901 and MG98, the Merged Group will have two products in Phase II (BB-10153 and BB-10901) and two products in Phase I trials (MG98 and BB-83698).

As a consequence of combining RiboTargets’ competitive structure-based drug discovery capability, designed to shorten the discovery process, with British Biotech’s complementary drug development expertise, the Merged Group will aim to produce at least one development candidate each year creating an increased flow of drug development candidates, and thus an improved risk and reward profile.

The Merged Group will have a stronger financial position. As at 28 February 2003 (the latest practicable date prior to the date of this document) British Biotech had Net Cash of £32.4 million, and RiboTargets had Net Cash of £11.1 million plus a further £7.9 million to be received from certain RiboTargets Shareholders upon completion of the Merger. This will allow the Merged Group, post portfolio review, to fund the development of selected product candidates to later stages and thus retain more of the potential commercial value.

Resources will be refocused on the most commercially attractive projects within the Merged Group. There is significant potential to re-engineer and rationalise the operations of the Merged Group. Costs will be decreased in a number of areas through a combination of divestment, reduction of certain activities and the elimination of duplicate central support costs. Including the effects of the transfer of certain employees to Evotec OAI Limited, and the contracting back of certain services from that company (as described in paragraph 3 above) these measures are expected to reduce cash outflow of the Merged Group after costs by approximately £3.1 million in the 12 months to 30 April 2004 and by approximately £6.4 million per annum thereafter.

British Biotech has articulated a strategy to create value for shareholders by building a broader portfolio of discovery projects and clinical products, both internally and through the acquisition of, or merger with, other companies. The Directors believe in the benefits created for shareholders by the combination with RiboTargets and are confident of the prospects of the Merged Group.

7.	The Merged Group’s products

The Merged Group will have two product candidates in Phase II, two in Phase I, one candidate in pre-clinical development, and eight programmes in early research. The Merged Group will seek to involve corporate partners for late-stage development and commercialisation of its products.

The products in the Merged Group’s development pipeline, before portfolio review, are as follows:

Product	Phase	Indication	Commercialisation rights (summary)	Partner	Target incident population
BB-10153	II	AMI PAO Stroke	Worldwide Worldwide Worldwide	Unpartnered Unpartnered Unpartnered	1.1m eligible for treatment(1) 124,000 eligible for treatment(1) 675,000 patients (0-6 hours)(1)

BB-10901	II & I	SCLC	Europe, Japan	ImmunoGen Inc.	43,000 patients (Europe(2) and Japan)

MG98	I	Gastric cancer Myelodysplasia	Europe Europe	MethylGene Inc. MethylGene Inc.	55,000 patients (Europe(2)) 35,000 patients (Europe(2))

BB-83698	I	Hospitalised CAP	Worldwide; profits shared with GeneSoft Inc.	GeneSoft Inc.	1.3m patients(1)
Target prevalent population
R140	Pre-clinical	Cancer pain	Worldwide	Unpartnered	1.3m patients (US and Europe(2))

(1)	US, EU (Five major markets only) and Japan
(2)	EU (Five major markets only)

A description of the product candidates and research programmes is set out below.

Product candidates in clinical development

BB-10153

BB-10153 is a recombinant protein designed to prevent and dissolve blood clots, with potential to improve the treatment of Acute Myocardial Infarction (AMI). Its safety profile to date also indicates that it has potential in other major thrombotic diseases, including stroke, peripheral arterial occlusion, pulmonary embolism and deep vein thrombosis. Each of these is under-treated because of the risk of bleeding, particularly intracranial haemorrhage, associated with current thrombolytic agents.

In 1999, British Biotech completed a Phase I study of BB-10153, showing it to be well tolerated in healthy volunteers. Production of the compound at DSM Biologics was completed in 2001 to allow initiation of a Phase II proof-of-concept study in 2002.

In March 2002, the FDA gave clearance for this study to proceed in AMI patients. The Thrombolysis In Myocardial Infarction (TIMI) Study Group in the United States is managing this study. The study is designed to test the ability of BB-10153, administered at doses between 1mg/kg and 5mg/kg, to dissolve clots and restore blood flow in the coronary arteries of heart attack patients. The study will also evaluate the safety of treatment with BB-10153, especially with respect to bleeding. It is anticipated that the data from this study will be available in the second half of 2003.

BB-10901

BB-10901 is a tumour-activated prodrug designed to treat small cell lung cancer (SCLC) and other cancers that are CD56-positive, such as rarer neuroendocrine tumours. BB-10901 consists of a highly potent cytotoxic agent (DM1) targeted directly at SCLC cells via a humanised monoclonal antibody carrier (huN901). When the monoclonal antibody reaches the tumour cell, the cytotoxic agent is released inside the cell causing it to die. In pre-clinical studies, and in contrast to current cytotoxic therapy, BB-10901 completely eradicated SCLC tumours.

SCLC accounts for approximately 20 per cent. of lung cancers and has a highly aggressive clinical course: without treatment median survival is two to four months from diagnosis. Treatment with chemotherapy and radiation usually produces good initial response but most patients relapse and median survival after recurrence is two to three months based on data provided by the National Cancer Institute cancer database.

In May 2001, following the grant of an IND from the FDA, British Biotech commenced a combined Phase I/II clinical study of BB-10901 in relapsed and refractory SCLC patients and other CD56-positive tumours to evaluate the drug’s safety, tolerability and biological activity when administered once a week for four weeks. This study has completed the Phase I element of the trial. A maximum tolerated dose has been identified and this dose is now being tested in the Phase II part of the study which will recruit relapsed SCLC patients only. In addition, British Biotech was granted a Clinical Trials Exemption (CTX) in the UK for a Phase I study of BB-10901 to investigate the drug’s safety when administered on a more frequent dosing regime. This study commenced in August 2002.

Under the Company’s collaboration with ImmunoGen Inc., British Biotech has commercialisation rights for BB-10901 in Europe and Japan.

MG98

In February 2002, British Biotech and MethylGene Inc. entered into a collaboration to develop and commercialise, in Europe, MethylGene’s second generation antisense compound targeted at cancer.

In Phase I trials of MG98 being conducted by MethylGene Inc. and its collaborative partner for North America and Canada, MGI Pharma Inc. (MGI), a twice weekly dosing regime was documented as well tolerated in the all-comer solid tumour population examined. MethylGene conducted a Phase II study of twice-weekly administration of MG98 monotherapy in patients with head and neck cancer and also sponsored a Phase II study in collaboration with the National Cancer Institute of Canada Clinical Trials Group in renal cell carcinoma. Both these studies have now closed recruitment and at the doses and twice-weekly schedule tested, MG98 did not demonstrate objective clinical responses as defined by the protocols.

A Phase I trial investigating multiple doses and schedules in patients with advanced myelodysplasia and acute myeloid leukaemia was initiated by MGI in two US sites in January 2002 and continues to recruit patients. British Biotech has recently initiated a Phase I study to investigate safety and tolerability of a continuous infusion regime in patients with solid tumours such as gastric adenocarcinoma. This trial is being conducted at two centres in the UK.

BB-83698

British Biotech’s most advanced product within its antibiotic research and development programme is BB-83698, the Company’s lead peptide deformylase (PDF) inhibitor, targeted at patients hospitalised with community-acquired pneumonia. In completed pre-clinical studies, BB-83698 has shown potency against a range of gram-positive bacteria, including several drug resistant strains.

In August 2002, British Biotech entered into collaboration with GeneSoft Inc. to discover and develop novel anti-infectives based on British Biotech’s proprietary anti-bacterial metalloenzyme inhibitors. This collaboration has allowed increased resources and capabilities to be devoted to the PDF programme in support of BB-83698 and PDF inhibitors.

In October 2002, having completed the necessary pre-clinical studies to allow human dosing, British Biotech commenced the initial Phase I study of an intravenous formulation of BB-83698 in healthy volunteers. The complete Phase I programme is expected to last approximately one year.

Drug candidate in pre-clinical development

R140

R140 (alphadolone acetate) is a GABAA agonist targeted at the treatment of pain in cancer patients, which was in-licensed from Monash University, Melbourne, Australia. Data in various animal models demonstrate that R140 is an analgesic at doses which do not cause sedation and can potentiate the analgesic efficacy of opiates. R140 has been administered to man in a pilot study conducted in Australia under the Clinical Trial Notification (CTN) Scheme. In this study, indications of analgesic efficacy were seen in nine patients who received a single dose of R140 after orthopaedic knee surgery. No sedative side effects were seen in this study.

RiboTargets is progressing R140 as a pre-clinical opportunity due to the need to generate a complete package of pre-clinical safety data prior to the start of formal Phase I clinical development. Manufacture of R140 by a third party on behalf of RiboTargets is under way and contract research organisations capable of conducting the necessary pre-clinical safety testing have been identified. The pre-clinical safety testing is scheduled for completion in time to permit a Phase I study in healthy volunteers to start in the second half of 2003.

Given the relatively early stage of development of R140, the Merged Group’s commercialisation strategy in relation to this product is yet to be determined. Once the pre-clinical testing has been completed the options for the product will be reviewed, taking into account the data generated. Discussions with future commercialisation partners have not yet commenced. Commercialisation rights in specific territories or regions will depend upon, among other factors, the identity of any such partners and patent coverage.

R140 presents an opportunity to be used concomitantly with current, opiate-based pain therapies in cancer to improve the overall management of pain in this condition. It is intended to compete with a number of opiate and non-opiate agents currently used. However, from preliminary pre-clinical data, there are indications that it is capable of providing an improved profile over current therapies since it is expected to produce non-sedating analgesia.

Patent status of R140

The following is a summary of patents and patent applications which relate to R140:

Country	Patent/ application number	Priority date	Status summary	Subject matter
Australia	Patent numbers 698746 and 735092	Believed to be 28/08/1995	Both Granted. Subject to any patent term extension, will expire in August 2016	Use of known compound alphadolone as an analgesic, alone and in combination with opiates.

Europe	Application number 96927448.9	23/08/1995	Pending; First Examination Report issued by European Patent Office. RiboTargets response due by 11/04/2003	Use of known compound alphadolone as an analgesic, alone and in combination with opiates.

US	Patent number 6048848	Believed to be 23/08/1995	Granted. Subject to any patent term extension, will expire in August 2016	Method of treatment to produce analgesia using known compound alphadolone and morphine.

US	Application number 09/197161	Believed to be 23/08/1995	Pending. US Patent Office has previously indicated patent allowable, but prosecution continuing to allow Examiner to consider whether certain cited prior art will alter that opinion.	Method of treatment to produce analgesia without sedation, using known compound alphadolone.

International (PCT)	Application number PCT/AU02/01144	28/08/2001	Pending; search report issued December 2002; publication expected April/May 2003; deadline for national filings due February 2004.	Use of known compound alphadolone specifically in treatment of neuropathic pain.

Impact on R140 of prior applications by third parties

RiboTargets has confirmed that the structure of R140 as a chemical entity has been publicly known since at least 1972 and, because patent term generally does not exceed 30 years, it is therefore satisfied that no third party patent currently in force validly monopolises R140 per se. Furthermore, RiboTargets has carried out informal searches intended to identify any potential third party prior applications in respect of R140 and has had access to formal searches performed by various patent offices, including the European and US patent offices, intended to identify any third party patents relating to R140 as an analgesic. While no such third party patents have been identified, as a result of these searches British Biotech intends to assess the scope of, and prior art relating to, certain patents granted to RiboTargets in the USA and Australia. Having taken advice, the Directors do not believe that there are any material risks associated with this assessment which would be a bar to development of R140.

Academic papers relating to R140

Listed below are material academic papers relating to R140:

•	Antinociceptive properties of neurosteroids I. Spinally-mediated antinociceptive effects of water-soluble aminosteroids. (CS. Goodchild, Z. Guo and R. Nadeson. Pain 88 (2000) 23-29);

•	Antinociceptive properties of neurosteroids II. Experiments with Saffan and its components alphaxalone and alphadolone to reveal separation of anaesthetic and antinociceptive effects and the involvement of spinal cord GABAA receptors. (R. Nadeson and CS. Goodchild. Pain 88 (2000) 31-39);

•	Antinociceptive properties of neurosteroids III. Experiments with alphadolone given intravenously, intraperitoneally and intragastrically. (R. Nadeson and CS. Goodchild. British Journal of Anaesthesia 86 (5): 704-8, 2001); and

•	Antinociceptive properties of neurosteroids IV. Pilot study demonstrating the analgesic effects of alphadolone administered orally to humans. (CS. Goodchild, A. Robinson and R. Nadeson. British Journal of Anaesthesia 86 (4): 528-34, 2001).

Research programmes

Hsp90 inhibitors

The scientific rationale for Hsp90 as a therapeutic cancer target is based on the hypothesis that many of the signalling proteins that behave aberrantly in cancer cells require Hsp90 as a chaperone molecule to ensure that they are maintained in an active form. Inhibition of Hsp90 results in interference in multiple signalling pathways that mediate cancer growth and cell survival.

RiboTargets has been optimising small molecule compounds which inhibit the ATPase function of Hsp90 and has filed patent applications in this area. The project is in the lead optimisation phase and is scheduled to identify a pre-clinical development candidate in the second half of 2003.

This programme is being conducted in collaboration with the Institute of Cancer Research, under an exclusive research and development agreement which provides access to relevant cancer models.

Metalloenzyme inhibition

The Company’s interest in metalloenzymes has developed from its experience with matrix metalloproteinases. This research has allowed British Biotech to build a large library of metalloenzyme inhibitors, a strong patent position relating to inhibitors of such metalloenzymes and considerable knowledge of the toxicological and pharmacokinetic profile of these drugs. British Biotech aims to create value from its proprietary metalloenzyme platform through collaboration with others.

Inflammation

In October 2000, British Biotech entered into a two year research collaboration with Serono S.A., to identify new compounds for clinical development for the treatment of inflammatory diseases, particularly multiple sclerosis. In October 2002, the term of the research collaboration was extended for a further year to October 2003, with the aim of identifying candidates for development. British Biotech and Serono S.A. have made good progress screening British Biotech’s compound library against pathologically relevant metalloenzyme targets, and identified selective inhibitors active against enzyme targets involved in inflammatory processes.

Infection

In the field of anti-infectives, British Biotech has identified several metalloenzymes not present in mammalian cells that are essential for the survival of pathogenic bacteria. British Biotech has discovered and filed patents on a number of metalloenzyme inhibitors which have potential utility as a new class of antibiotic. These inhibitors could be developed as both hospital-based, injectable drugs and oral drugs for use in the community.

The most advanced programme is the PDF programme, where BB-83698 is the lead molecule. British Biotech is conducting further research into the in vitro and in vivo characteristics of other PDF inhibitors as well as exploring inhibitors of other metalloenzymes, for example LpxC, as potential new classes of antibiotics which are effective against a variety of drug resistant pathogens.

In August 2002, British Biotech entered into a broad-based collaboration with GeneSoft Inc, a private US biopharmaceuticals company, to discover and develop novel antibiotics. The collaboration covers clinical development of BB-83698 and other PDF inhibitors, and research into other metalloenzyme targets.

Other cancer and infection targets

Five additional programmes have been initiated, encompassing both anti-cancer and anti-bacterial targets. Of these, three are kinases and ATPase inhibitors. All five are at the stage of hit identification/validation and it is expected that some lead optimisation programmes will be initiated towards the end of 2003.

Biodefence research

As part of the UK Government’s biodefence initiative, British Biotech has entered into an agreement with the Defence, Science and Technology Laboratory (DSTL) in Porton Down, UK, to investigate the efficacy of selected British Biotech metalloenzyme inhibitors against anthrax lethal toxin and botulin toxin.

8.	Directors

The board of British Biotech following the Merger will be drawn from the boards of both British Biotech and RiboTargets. The proposed members of the Merged Group’s board are:

Peter Fellner	Chairman
Simon Sturge*	Chief Executive
Anthony Weir	Finance Director
Tim Edwards	Corporate Development Director
Keith Merrifield	Non-executive Director
Eugene Williams	Non-executive Director
Ian Kent*	Non-executive Director

* Former RiboTargets director

On completion of the Merger, all of the directors of RiboTargets other than Simon Sturge will be standing down as directors of RiboTargets, but Simon Sturge and Ian Kent will join the British Biotech Board. In addition, Philip Rogerson will be standing down as a non-executive director of British Biotech.

Following completion of the Merger and subject to stepping down from his executive responsibilities at Celltech Group plc, Peter Fellner will assume some executive responsibilities as Chairman of British Biotech. Further details are contained in paragraph 8.10 of Part VII of this document.

In his role as Chairman, Peter Fellner will have responsibility for looking at and evaluating future opportunities for the Company. Simon Sturge will be responsible for running the Company and setting (by agreement with the Chairman) and implementing corporate strategy.

Brief details of each Director’s and each Proposed Director’s background can be found in paragraphs 8.3 and 8.5, respectively of Part VII of this document as can brief details of the background of British Biotech’s senior manager and the proposed senior management team of the Merged Group.

9.	Management and employees

British Biotech and RiboTargets attach great importance to retaining the skills and expertise of their management and employees. The management teams of British Biotech and RiboTargets will be combined in order to obtain the maximum benefit from their skills and experiences. The Board believes that, although the combination of similar functions will necessarily lead to some staff reductions, the greater strength, market position and growth prospects for the Merged Group will generally enhance the career prospects of its employees. The existing employment rights of employees of both British Biotech and RiboTargets will be fully safeguarded.

10.	Capital Reorganisation, ranking and dividends

Your board proposes to carry out a Capital Reorganisation so that the market price (as compared to the nominal value) of a single New Ordinary Share will be increased compared to the market price of a single Existing Ordinary Share. Details of the Capital Reorganisation are set out in paragraph 4 of Part VII of this document. The Capital Reorganisation is not conditional upon the Merger, but the Merger is conditional upon approval by British Biotech Shareholders of the Capital Reorganisation. The effect of the Capital Reorganisation will be to reduce the number of Existing Ordinary Shares in issue by 95 per cent. Your proportionate interest in the Company’s issued ordinary share capital will, however, subject to the effect of the terms of the Merger and adjustments due to fractional entitlements, remain unchanged.

Subject to British Biotech Shareholder approval, every 20 Existing Ordinary Shares will be consolidated into one Intermediate Ordinary Share. Each resulting Intermediate Ordinary Share of £1 will then immediately be subdivided into one Reorganisation Share of 5 pence and one Deferred Share of 95 pence. As an illustration, a holder of 2,000 Existing Ordinary Shares will, immediately after the Capital Reorganisation, hold 100 Reorganisation Shares and 100 Deferred Shares instead. British Biotech Shareholders will not receive share certificates for Intermediate Ordinary Shares. Fractional entitlements will be aggregated, and the Reorganisation Shares resulting from those fractions will be sold in the market for the benefit of the Company.

The Reorganisation Shares will be equivalent to the Existing Ordinary Shares in all respects, including their nominal value, dividend, voting and other rights as described in paragraph 6 of Part VII of this document. Holders of Existing Ordinary Shares whose holdings are registered in CREST will automatically have their Reorganisation Shares credited to their CREST account. Application will be made for Admission of the New Ordinary Shares, including the Reorganisation Shares, as explained in paragraph 14 of this Part I.

It is expected that dealings and settlement in CREST in the Existing Ordinary Shares will continue until 5.00 p.m. on the Record Date, expected to be 22 April 2003, when in the case of shares held in certificated form, the register of members will be closed for transfers. The registration of uncertificated holdings of Existing Ordinary Shares will be “disabled” at 5.00 p.m. on the Record Date.

In relation to the Reorganisation Shares held in certified form, temporary documents of title will not be issued pending the despatch by post of definitive certificates for such shares. Definitive certificates in respect of the Reorganisation Shares will be dispatched by first class post or airmail, as appropriate, to British Biotech Shareholders who hold their Existing Ordinary Shares in certificated form by 29 April 2003. From Admission, certificates in respect of the Existing Ordinary Shares will no longer be of value and, on receipt of your certificates for Reorganisation Shares, should be destroyed. Pending the issue of definitive certificates for such shares, transfers will be certified against the register of British Biotech Shareholders.

The Deferred Shares will not be listed, will not confer any rights to dividend and will have extremely limited other rights, as described in paragraph 4.2.2 of Part VII of this document, which render them of negligible monetary value. If Resolution 1 is passed, the Company intends to appoint a person to execute on behalf of each holder of a Deferred Share a transfer of such Deferred Share, for no payment, from British Biotech Shareholders to such person as the Directors determine, as the Company will be entitled to do pursuant to restrictions attaching to the Deferred Shares. No share certificates will be issued to British Biotech Shareholders in respect of Deferred Shares.

Subject to the completion of the Capital Reorganisation, and prior to Admission, Exhibit A to the ADR Deposit Agreement will be amended so that each ADR will, following Admission, represent two Reorganisation Shares. Details of action to be taken by holders of ADRs are set out in paragraph 18 of this Part I.

All New Ordinary Shares, including the Reorganisation Shares and the Consideration Shares issued to RiboTargets Shareholders, will rank pari passu with each other including the right to receive all dividends and other distributions declared, paid or made by British Biotech on such New Ordinary Shares. All New Ordinary Shares will carry full dividend rights commencing in, and including, British Biotech’s accounting year ending 30 April 2003.

However it is, at present, intended that no dividends will be paid by British Biotech. Even if future operations lead to significant levels of distributable profits, any earnings, of which there can be no assurance, will be reinvested in the Merged Group’s business and no dividends are expected to be paid in the forseeable future.

11.	Conditions of the Sale Proposal

Under the Listing Rules your approval of the Merger is required.

The Merger is subject to various conditions contained in the Sale Proposal including the approval of the Merger, Capital Reorganisation and related matters by shareholders of British Biotech at the Extraordinary General Meeting.

A summary of the Sale Proposal, and the conditions to which it is subject, is set out in paragraph 7 of Part VII of this document.

12.	British Biotech Share Schemes

The Company currently operates three share option schemes under which grants of options may be made: the British Biotech Executive Share Option Scheme; the British Biotech Deferred Share Bonus Scheme; and the British Biotech Group SAYE Share Option Scheme. In addition, employees currently hold options granted under the British Biotech Group 1992 Share Option Scheme. Details of all such schemes are set out in paragraph 11 of Part VII of this document.

British Biotech is seeking shareholder approval at the Extraordinary General Meeting for the adoption of new executive and employee share option schemes and the proposed share option grant to Dr Peter Fellner in order to ensure that it will have sufficient flexibility to allow its employees to share in the Merged Group’s future and to set and operate an appropriate remuneration policy for senior executives within the Merged Group. Details of the new schemes and the proposed share option grant are set out in paragraph 12 of Part VII of this document.

The Remuneration Committee’s policy as regards long-term incentives will be clearly stated for shareholders each year in the Annual Report and Accounts of British Biotech and shareholders will be given an opportunity to vote on that policy as part of the Directors’ remuneration report at future Annual General Meetings of British Biotech.

13.	The City Code on Takeovers and Mergers

Under Rule 9 of the Code (Rule 9), any person who acquires shares which, taken together with shares already held by him or shares held or acquired by persons acting in concert with him, carry 30 per cent. or more of the voting rights of a company which is subject to the Code, is normally required by the Panel to make a general offer for all the remaining equity capital of the company.

As a consequence of the lock-up provisions described in paragraph 7.2 of Part VII of this document, and upon the issue of Consideration Shares to the RiboTargets Shareholders as consideration for the sale of their RiboTargets Shares, those RiboTargets Shareholders who have entered into the Undertaking, and the Concert Party Directors (together the Concert Party), will be deemed to be acting in concert for the purposes of Rule 9. The Concert Party will, in aggregate, hold 50.25 per cent. of the voting share capital in British Biotech following the Merger.

The Panel has agreed that, if the approval of independent British Biotech Shareholders is given at the EGM, the Concert Party will not be obliged to make a general offer for all the New Ordinary Shares which they would not already own on the issue of the Consideration Shares to the RiboTargets Shareholders. In addition, the Panel has agreed, subject to the approval of independent British Biotech Shareholders at the EGM, that in the event of any of the Concert Party Directors being granted additional options over up to a maximum of 9,345,249 New Ordinary Shares (as set out in Resolution 3 in the notice of EGM), the Concert Party will similarly not be obliged to make such a general offer. Assuming the exercise in full of all options which may be granted to Concert Party Directors pursuant to Resolution 3, and assuming that no options held by other persons over New Ordinary Shares are exercised, the Concert Party would hold, in aggregate, 64.33 per cent. of the issued ordinary share capital of the Company immediately following the Merger although the actual number of New Ordinary Shares that will be issued to the Concert Party Directors is variable, as explained in paragraph 12.6 of Part VII of this document, and therefore the above percentage would be 57.86 per cent. on the basis of the mid-market price of an Existing Share as at 19 March 2003 (being the last practicable date prior to the date of this document) as further explained in paragraph 12.6 of Part VII of this document. The Merger is therefore conditional on your approval of the waiver of the requirements which might otherwise arise under Rule 9 for a mandatory offer to be made as described in this paragraph.

You should also be aware that, under the provisions of the Code, as the members of the Concert Party will together hold over 50 per cent. of the New Ordinary Shares following the Merger (and for so long as they continue to be treated as acting in concert) each member of the Concert Party may increase its aggregate shareholding in British Biotech without incurring any further obligation under Rule 9 to make a general offer to acquire the remainder of British Biotech’s share capital, provided that no individual member of the Concert Party’s holding of New Ordinary Shares exceeds 30 per cent. of the total number of New Ordinary Shares in issue. You should also be aware that the RiboTargets Shareholders have agreed that during the period of six calendar months following completion of the Merger, they will not acquire or offer to acquire, directly or indirectly, any New Ordinary Shares if the effect would be to oblige any person to make a mandatory offer for British Biotech under Rule 9 of the Code.

Further information on the individual interests in New Ordinary Shares of the members of the Concert Party following the Merger is set out in Part VIII of this document, in respect of the RiboTargets Shareholders, and in paragraph 8.21 of Part VII of this document, in respect of the Concert Party Directors. Further information on the RiboTargets Shareholders is set out in Part VIII of this document.

14.	Listing

Application will be made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for admission of such New Ordinary Shares to its market for listed securities. These applications are expected to become effective and dealings in the New Ordinary Shares on the London Stock Exchange’s market for listed securities are expected to commence at 8.00 a.m. London time on 23 April 2003. The New Ordinary Shares will not be listed on any other stock exchanges and have not been registered with the SEC under the Securities Act, although New Ordinary Shares of British Biotech will continue to be registered under the US Securities Exchange Act of 1934, as amended and will therefore continue to be subject to SEC reporting requirements. New Ordinary Shares issued to RiboTargets Shareholders that are located in the United States or are US persons will be subject to certain restrictions on transfer imposed by US securities laws. In particular New Ordinary Shares issued to such RiboTargets Shareholders may not be deposited with the ADR Depositary so long as such New Ordinary Shares are ‘‘restricted securities’’ as defined in Rule 144(a)(3) under the Securities Act.

15.	Settlement information in relation to the Consideration Shares

The Consideration Shares are capable of being held in certificated (other than those held by certain US persons) or uncertificated form. In relation to Consideration Shares issued in certificated form, temporary documents of title will not be issued pending the dispatch by post of definitive certificates for such shares. Definitive certificates in respect of the Consideration Shares will be despatched by first class post or airmail, as appropriate, to RiboTargets Shareholders by 29 April 2003. Pending the issue of definitive certificates for such shares, transfers will be certified against the register of British Biotech Shareholders.

Fractional entitlements arising on the Capital Reorganisation will be treated as described in paragraph 4.1 of Part VII of this document.

16.	Extraordinary General Meeting of British Biotech

Your attention is drawn to the notice set out at the end of this document convening an Extraordinary General Meeting to be held at Farmers & Fletchers Hall, 3 Cloth Street, London EC1A 7LD at 11.00 a.m. on 22 April 2003 at which the following Resolutions will be proposed.

1.	A special resolution to approve the Capital Reorganisation.

2.	An ordinary resolution to approve the Merger.

3.	An ordinary resolution (to be voted on by a poll of independent British Biotech Shareholders) to waive the requirements of Rule 9 of the Code in relation to the issue of Consideration Shares to RiboTargets Shareholders, and the grant to British Biotech directors of options over New Ordinary Shares following the Merger and as described in paragraph 12.6 of Part VII of this document.

4.	An ordinary resolution to approve the adoption of the New Share Plans.

5.	A special resolution to approve an amendment to article 96(i) of the Articles of Association in respect of the maximum fees which can be payable by the Company to its directors. The amendment would increase such maximum amount from £150,000 to £400,000 per year.

Following completion of the Capital Reorganisation and the Merger, the authorities given by British Biotech Shareholders at British Biotech’s annual general meeting in 2002 relating to Section 80 of the Companies Act (authority to issue relevant securities) and to Section 95 of that Act (authority to allot equity securities without first offering them pro rata to existing shareholders) will exceed the percentages which institutional shareholders are usually willing to approve. It is the Directors intention that, in these circumstances, any utilisation of these authorities will not exceed those percentage limits as they are applied to the Company’s issued ordinary share capital immediately following completion of the Merger.

17.	Action to be taken by British Biotech Shareholders

British Biotech Shareholders will find enclosed with this document a Form of Proxy for use at the Extraordinary General Meeting. Whether or not you intend to be present at the meeting, you are requested to complete, sign and return your form of proxy, in accordance with the instructions on the form, to Capita Registrars, Proxy Department,

P.O. Box 25, Beckenham, Kent BR3 4BR as soon as possible and, in any event, so as to arrive no later than 11.00 a.m. on 20 April 2003. The completion and return of a Form of Proxy will not preclude you from attending the meeting and voting in person should you wish to do so, but if you do wish to attend, you should bring your admittance card with you.

18. Action	to be taken by the holders of ADRs

The ADR Depositary will be entitled, pursuant to Section 4.7 of the ADR Deposit Agreement, to vote Existing Ordinary Shares represented by ADRs in accordance with written instructions that may be received from holders of ADRs no later than 5.00 p.m. New York time on 15 April 2003.

Holders of ADRs will not, except as described below, be entitled to attend the Extraordinary General Meeting, although the ADR Depositary or its nominee as the registered holder of the Existing Ordinary Shares underlying the ADRs will be so entitled and will vote in accordance with instructions that may be received by 5.00 p.m. New York time on 15 April 2003 from holders of ADRs.

Holders of ADRs who wish to attend the Extraordinary General Meeting should take steps to present their ADRs to the ADR Depositary for cancellation and (upon compliance with the terms of the ADR Deposit Agreement, including payment of the ADR Depositary’s fee and any applicable taxes or governmental charges) delivery of Existing Ordinary Shares so as to become registered holders of Existing Ordinary Shares prior to 22 April 2003.

As referred to in paragraph 10 of this Part I, Exhibit A to the ADR Deposit Agreement will be amended prior to Admission (subject to the completion of the Capital Reorganisation) to reflect the terms of the Capital Reorganisation.

19.	Risk Factors and Additional Information

Your attention is drawn to the information set out in Parts VI and VII of this document (Risk Factors and Additional Information).

20.	Recommendation

Your Board, which has been so advised by JPMorgan, considers the terms of the Merger, the Capital Reorganisation, the New Share Plans and the amendment to article 96(i) of the Articles of Association to be fair and reasonable and in the best interests of British Biotech and British Biotech Shareholders as a whole. JPMorgan Partners, part of the JPMorgan Chase Group, are shareholders in RiboTargets and your Board has therefore sought independent advice from Cazenove regarding the Merger (as required by the Panel) for the purpose of the waiver of any obligation on the Concert Party to make a general offer under Rule 9 of the Code as a result of the issue of the Consideration Shares to the RiboTargets Shareholders or the grant of additional options over New Ordinary Shares to Concert Party Directors. In this connection, Cazenove also considers the terms of the Merger to be fair and reasonable and in the best interests of British Biotech and British Biotech Shareholders as a whole and has so advised your Board in this respect. In providing advice to the Board, JPMorgan and Cazenove have taken into account the Board’s commercial assessments.

Accordingly, the Board unanimously recommends British Biotech Shareholders to vote in favour of all of the Resolutions to be proposed at the Extraordinary General Meeting as they have undertaken to vote in respect of their beneficial interests in Existing Ordinary Shares (other than in respect of Resolution 3 (waiver of Rule 9 obligations) on which, as required by the Code, the Concert Party Directors are not entitled to vote). Including these undertakings, British Biotech has received undertakings and indications of intent to vote in favour of each of the Resolutions (other than Resolution 3) amounting, in aggregate, to 173,652,872 Existing Ordinary Shares representing 26.0 per cent. of British Biotech’s current issued share capital. British Biotech has received indications of intent to vote in favour of Resolution 3 amounting, in aggregate, to 170,380,248 Existing Ordinary Shares representing 25.52 per cent. of British Biotech’s current issued share capital.

Yours faithfully,

Peter Fellner

Chairman

British Biotech plc

PART II

FINANCIAL INFORMATION RELATING TO BRITISH BIOTECH

Basis of financial information

The financial information contained in this Part II does not constitute statutory accounts within the meaning of section 240 of the Companies Act. The financial information for the years ended 30 April 2000, 30 April 2001 and 30 April 2002 has been extracted, without material adjustment, from the full audited consolidated accounts of British Biotech plc for those years. Copies of the accounts for these three years have been delivered to the Registrar of Companies in England and Wales. PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, of 1 Embankment Place, London WC2N 6RH have made a report under section 235 of the Companies Act in respect of the statutory consolidated accounts for the years ended 30 April 2000, 30 April 2001 and 30 April 2002. Such reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act.

Consolidated profit and loss account Years ended 30 April

	Notes		2002 £000		2001 £000		2000 £000
Turnover	2		1,450		1,588		2,624
Research and development expenditure			(21,256)		(23,724)		(26,700)
Administrative expenses			(3,759)		(3,997)		(5,657)

Operating loss	4	(a)	(23,565)		(26,133)		(29,733)
Exceptional profit on disposal of fixed assets	4	(b)	2,505		—		—

			(21,060)		(26,133)		(29,733)
Interest receivable	5		2,820		3,778		4,663
Amount written off investments	11		(324)		(799)		—
Interest payable	6		(278)		(329)		(317)

Loss on ordinary activities before taxation			(18,842)		(23,483)		(25,387)
Taxation	7		1,608		130		(10)

Loss for the financial year transferred to reserves	18		(17,234)		(23,353)		(25,397)
Loss per share (basic and diluted)	8		(2.6	)p	(3.5	)p	(3.8	)p

Consolidated turnover and operating loss relate to continuing activities

Statement of total recognised gains and losses

	2002 £000	2001 £000	2000 £000
Consolidated loss for the financial year	(17,234)	(23,353)	(25,397)
Translation of overseas subsidiary financial statements	3	25	(49)

Total recognised losses relating to the year	(17,231)	(23,328)	(25,446)

Balance sheets as at 30 April

	Notes	2002 £000	2001 £000	2000 £000

Fixed assets
Intangible assets	9	1,987	1,090	—
Tangible assets	10	7,996	13,053	27,146
Investments	11	1,906	824	—

		11,889	14,967	27,146
Current assets
Debtors	12	3,119	5,234	2,021
Short term deposits and investments	23	50,106	64,355	75,609
Cash	23	308	656	350

		53,533	70,245	77,980
Current liabilities
Creditors: amounts falling due within one year	13	(8,607)	(10,544)	(7,112)

Net current assets		44,926	59,701	70,868
Total assets less current liabilities		56,815	74,668	98,014
Creditors; amounts falling due after more than one year	14	(1,683)	(2,442)	(2,531)
Provisions for liabilities and charges	15	(250)	(350)	(300)

Net assets		54,882	71,876	95,183

Capital and reserves
Share capital	17	33,375	33,326	33,307
Share premium account	18	298,615	298,615	298,613
Other reserve	18	10,008	10,008	10,008
Profit and loss account	18	(287,116)	(270,073)	(246,745)

Total equity shareholders’ funds	19	54,882	71,876	95,183

Consolidated cash flow statement years ended 30[6.E.10] April

	Notes		2002 £000	2001 £000	2000 £000
Reconciliation of operating loss to operating cash flows
Operating loss			(23,565)	(26,133)	(29,733)
Depreciation			1,269	2,470	2,751
Amortisation of intangible fixed assets			173	146	—
Impairment of intangible fixed assets			301	—	—
Charge for deferred shares awarded			188	—	307
Adjustment for exchange gain			(15)	(37)	(137)
Non exceptional loss/(profit) on disposal of fixed assets	4	(a)	177	(248)	(64)
Assets written off	4	(a)	582	127	594
Decrease/(increase) in debtors			3,910	(2,123)	439
(Decrease)/increase in creditors			(2,229)	4,010	(2,905)
(Decrease)/increase in provisions			(100)	50	(316)

Net cash outflow from operating activities			(19,309)	(21,738)	(29,064)

	Notes	2002 £000	2001 £000	2000 £000
Cash flow statement
Net cash outflow from operating activities		(19,309)	(21,738)	(29,064)
Returns on investments and servicing of finance	20	2,351	3,656	4,437
Taxation–overseas		4	130	(62)
Capital expenditure	21	2,686	7,587	(198)

Cash utilised by operations		(14,268)	(10,365)	(24,887)
Management of liquid resources	23	14,249	11,254	22,178
Financing	22	(342)	(381)	2,658

(Decrease)/increase in cash in the period		(361)	508	(51)

Reconciliation of net cash flow to movement in net funds
(Decrease)/increase in cash in the period		(361)	508	(51)
Cash used to decrease debt and lease financing		462	402	311
Cash used to decrease liquid resources		(14,249)	(11,254)	(22,178)
New finance leases		—	—	(542)
Exchange adjustment		18	62	90

Movement in net funds in the period		(14,130)	(10,282)	(22,370)
Net funds at 1 May		62,458	72,740	95,110

Net funds at 30 April	23	48,328	62,458	72,740

Notes to the financial information

Years ended 30 April

1.	Principal accounting policies

The financial information has been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the principal Group accounting policies, which have been applied consistently, is set out below.

Change in accounting policies  In the year ended 30 April 2002 the Group adopted Financial Reporting Standard 17 (“Retirement Benefits”), Financial Reporting Standard 18 (“Accounting Policies”) and Financial Reporting Standard 19 (“Deferred Tax”). The adoption of these standards has not resulted in any changes to the Group’s existing accounting policies or had any effect on the results for the periods.

Basis of consolidation  The consolidated financial information, which has been prepared under the historical cost convention, includes the financial information of British Biotech plc (the “Company”) and all its subsidiary undertakings (together, the “Group”), made up to 30 April.

Turnover  Turnover represents income from collaborative agreements and revenue grants and amounts invoiced, excluding value added tax, to customers in respect of goods supplied and services rendered.

Revenues from collaborative research agreements which are related to time are recognised in proportion to the work completed. Revenues from collaborative research agreements which are related to the achievement of specified objectives are recognised when those objectives have been met.

Grants  Grants for revenue expenditure are credited to revenue so as to match the related expenditure.

Research and development  Expenditure on research and development is written off in the year in which it is incurred.

Joint arrangements  Where the Group has certain contractual agreements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own, they are accounted for as a joint arrangement. The Group includes its share of the assets, liabilities and cash flows in such joint arrangements measured in accordance with the terms of each arrangement which is usually prorata to the Group’s interest in the joint arrangement.

Intangible assets  Payments made to third parties to acquire licences to develop their intellectual property are written off over a period not to exceed the remaining patent life after taking into account the risk factors associated with pharmaceutical development.

Tangible fixed assets  Freehold land and assets in the course of construction are not depreciated. Depreciation is calculated to write off the cost less residual value of other tangible fixed assets in equal annual instalments over their estimated useful lives as follows:

Freehold buildings	50 years
Buildings – internal works	Five to 50 years
Leasehold buildings	Period of lease
Plant and machinery	Two to five years
Fixtures and fittings	Five to ten years

The profit arising on the sale of owned assets that are subsequently leased back under an operating lease is recognised at the time of disposal.

Leased assets  The cost of operating leases is charged to the profit and loss account as incurred. Assets acquired under finance leases are included in the balance sheet as fixed assets and depreciated over the shorter of their useful lives and the lease term. Interest is charged to the profit and loss account. Provision is made for the estimated costs of the present obligations to reinstate lease buildings to their original state.

Fixed asset investments  Investments in subsidiary and other undertakings are carried at cost less any impairment provision. Such investments are subject to review, and any impairment is charged to the profit and loss account. Impairment in listed undertakings are determined having regard to the evolution of the market price of shares.

Deferred taxation  Provision is made for deferred tax liabilities and assets, using full provision accounting, otherwise known as the incremental liability method, when an event has taken place by the balance sheet date which gives rise to an increased or reduced tax liability in the future in accordance with FRS 19. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. An asset is not recognised where the transfer of economic benefits in the future is uncertain. Deferred tax is measured on a non-discounted basis.

Pension costs  Pension costs relate to defined contribution schemes. Contributions are charged to the profit and loss account as incurred. The Group has no obligation to the pension schemes beyond the payment of contributions. The Group does not offer any other post-retirement benefits.

Foreign currencies  Transactions in foreign currencies are translated into sterling at an average rate of exchange. Assets and liabilities in foreign currencies are retranslated into sterling at the rate of exchange ruling at the balance sheet date. The resulting exchange difference are dealt with through the profit and loss account.

The financial information of overseas subsidiaries is translated using the net investment method; the amounts in the balance sheet are translated at the closing rate and the amounts in the profit and loss account are translated at an average rate. Exchange differences on translation are taken directly to reserves.

Financial instruments  The Group does not enter into derivative financial instruments and has no financial liabilities other than finance leases, loans and trade creditors. Financial assets and liabilities are recognised and cease to be recognised on the basis of when the related legal title or obligations pass to or from the Group. Cash and short-term deposits have been re-classified for the years ended 30 April 2001 and 30 April 2000. Short-term deposits are now included within short-term deposits and investments. Cash consists solely of cash at bank and in hand.

Employee benefits  The charge for the shares awarded under the Deferred Share Bonus Scheme is recognised in the consolidated profit and loss account as the difference between the market value of the shares at the date of grant and any consideration to be received on the exercise of the deferred shares. The charge is based on estimated staff turnover and share price growth and is accrued in the profit and loss account reserve.

2.    Segmental and geographical analyses

(a)	The geographical analysis of turnover by destination, all of which originates in the UK, is as follows:

	2002	2001	2000
	£000	£000	£000
United Kingdom	72	98	1,381
North America	—	190	1,243
Europe	1,378	1,300	—

	1,450	1,588	2,624

(b)	The analysis of turnover is as follows:

	2002	2001	2000
	£000	£000	£000
Pharmaceutical research and development
Collaborative agreements	1,378	1,300	2,486
Other	72	288	138

	1,450	1,588	2,624

(c)	All significant losses on ordinary activities before taxation and net assets arise in the UK and relate to pharmaceutical research and development

3.    Employees

	2002	2001	2000
The average number of persons, including executive directors, employed by the Group during the year was as follows:
Research, development and operations	97	155	270
Administration	20	27	33

	117	182	303

At 30 April 2002, the Group employed a total of 87 (2001: 161; 2000: 237) permanent staff.

Staff costs in respect of these employees were:

	2002	2001	2000
	£000	£000	£000
Wages and salaries	6,566	8,999	11,740
Social security costs	673	801	1,185
Other pension costs	565	728	1,060

	7,804	10,528	13,985

Total aggregate emoluments paid to directors in respect of qualifying services are set out below:

	2002 £000	2001 £000	2000 £000
Aggregate emoluments	1,667	1,594	2,682
Company contributions to money purchase pension schemes	214	178	202

	1,881	1,772	2,884

Details of the individual directors’ emoluments for the year ended 30 April 2002 are set out below:

	Salary/ Fees £000	Benefits £000	Performance- related bonus(i) £000	Compensation for loss of office £000	2002 Total(iii) £000	2002 Pension £000
Executive
Dr E P Goldstein (Chief Executive)	379	21	151	—	551	72
Dr G V Campion (iv)	109	5	—	303	417	76
T P W Edwards	186	12	75	—	273	35
A J Weir	161	15	68	—	244	31

	835	53	294	303	1,485	214
Non-executive
C Hampson (Chairman)	90	—	—	—	90	—
K J Merrifield	23	—	—	—	23	—
Dr P A Nicholson (ii)	23	—	—	—	23	—
P G Rogerson	23	—	—	—	23	—
E W Williams	23	—	—	—	23	—

	182	—	—	—	182	—

Total	1,017	53	294	303	1,667	214

(i)	The performance-related bonus was paid fully in cash.
(ii)	Dr P A Nicholson is a member of the Scientific Advisory Board. All fees for the year ended 30 April 2002 comprised Directors’ fees.
(iii)	The total emoluments of the highest paid Director, excluding pension contributions, amounted to £551,000. Pension contributions made during the year for the highest paid Director were £72,000.
(iv)	Remuneration from 1 May 2001 to date of resignation. Compensation for loss of office was paid in cash and was based on his 12-month notice period. In addition, Dr Campion retained 500,000 Bonus Scheme share options that expire in September 2002.

Details of the individual directors’ emoluments for the year ended 30 April 2001 are set out below:

	Salary/ Fees £000	Benefits £000	Performance- related bonus (iii) £000	2001 Total (v) £000	2001 Pension £000
Executive
Dr E P Goldstein (Chief Executive)	360	22	160	542	68
Dr G V Campion	265	17	106	388	51
T P W Edwards	162	12	84	258	31
A J Weir	147	13	59	219	28

	934	64	409	1,407	178
Non-executive
C Hampson (Chairman)	90	—	—	90	—
K J Merrifield	23	—	—	23	—
Dr P K Jenson (i)	17	—	—	17	—
Dr P A Nicholson (iv)	28	—	—	28	—
P G Rogerson	23	—	—	23	—
E W Williams (ii)	6	—	—	6	—

	187	—	—	187	—

Total	1,121	64	409	1,594	178

(i)	Remuneration from 1 May 2000 to date of retirement.
(ii)	Remuneration from date of appointment to 30 April 2001.
(iii)	The performance-related bonus was paid fully in cash.
(iv)	Dr P A Nicholson is a member of the Scientific Advisory Board. In the year ended 30 April 2001, he received total remuneration of £28,000 comprising directors’ fees of £23,000 and £5,000 as a member of the Scientific Advisory Board.
(v)	The total emoluments of the highest paid director, excluding pension contributions, amounted to £542,000. Pension contributions made during the year for the highest paid director were £68,000.

Details of the individual directors’ emoluments for the year ended 30 April 2000 are set out below:

	Salary/ Fees £000	Benefits £000		Performance related bonus (v) £000	Other £000		Compensation for loss of office £000	Total (viii) £000		Pension £000
Executive
Dr E P Goldstein (Chief Executive)	341	75	(iv)	136	—		—	552		65
Dr A H Drummond (i)	185	19		50	—		192	446		35
Dr G V Campion	243	166	(iv)	96	85	(vi)	—	590		46
T P W Edwards	150	12		75	—		—	237		29
A J Weir	140	13		56	—		—	209		27
Dr P K Jensen (ii)	60	4		—	—		400	464		—

	1,119	289		413	85		592	2,498		202
Non-executive
C Hampson (Chairman)	90	—		—	—		—	90		—
K J Merrifield	23	—		—	—		—	23		—
Dr L J Wilkerson	23	—		—	—		—	23
Dr P K Jensen (iii)	17	—		—	—		—	17		—
Dr P A Nicholson (iii)	5	—		—	—		—	5	(vii)	—
P G Rogerson (iii)	8	—		—	—		—	8		—
S M Gray (i)	9	—		—	—		—	9		—
Sir David John (i)	9	—		—	—		—	9		—

	184	—		—	—		—	184		—

Total	1,303	289		413	85		592	2,682		202

(i)	Remuneration from 1 May 1999 to date of resignation
(ii)	Remuneration from 1 May 1999 to becoming a non-executive director.
(iii)	Remuneration from date of appointment to 30 April 2000.
(iv)	Included within benefits are amounts in respect of relocation costs of £60,000 to Dr E P Goldstein and £153,000 for Dr G V Campion.
(v)	The performance-related bonus was paid fully in cash.
(vi)	The amount reflects the value of 500,000 deferred shares granted on recruitment.
(vii)	Dr P A Nicholson is a member of the Scientific Advisory Board. In the year ended 30 April 2000, he received directors’ fees of £5,000 and £3,000 for services to the Scientific Advisory Board.
(viii)	The total emoluments of the highest paid director, excluding pension contributions, amounted to £590,000. Pension contributions made during the year for the highest paid director were £46,000.

The directors’ interests in shares are set out below:

	At 30 April 2002 Number	At 30 April 2001 Number	At 30 April 2000 Number
Dr E P Goldstein	20,000	20,000	20,000
C Hampson	589,936	387,404	244,286
K J Merrifield	30,000	30,000	30,000
A J Weir	106,440	106,440	106,440
Dr P A Nicholson	15,000	15,000	15,000
T P W Edwards	20,000	—	—

The directors’ interests in share options during the year ended 30 April 2002 are set out below:

	At 1 May 2001 Number		Granted in the year Number		Lapsed in the year Number	At 30 April 2002 Number		Exercise Price	Date from which exercisable	Expiry date
T P W Edwards	50,000		—		—	50,000		235p	Apr 2000	Apr 2007
Executive Scheme	50,000	*	—		—	50,000	*	235p	Apr 2002	Apr 2007
	70,810		—		—	70,810	*	102p	Dec 2000	Dec 2007
	70,810		—		—	70,810	*	102p	Dec 2002	Dec 2007
	125,000		—		—	125,000		40p	Sep 2001	Sep 2008
	125,000	*	—		—	125,000	*	40p	Sep 2003	Sep 2008
	250,000		—		—	250,000		22p	Jul 2002	Jul 2009
	250,000	*	—		—	250,000	*	22p	Jul 2004	Jul 2009
SAYE Scheme	12,321		—		—	12,321		140p	Oct 2002	Mar 2003
Bonus Scheme	30,000		—		—	30,000		5p	Apr 1999	Apr 2004
	37,010		—		—	37,010		5p	Jul 1998	Jul 2005
	74,020		—		—	74,020		5p	Jul 2000	Jul 2005
	1,250,000	**	—		—	1,250,000	**	5p	Jul 2002	Jul 2007
	—		1,250,000	**	—	1,250,000	**	5p	Aug 2003	Aug 2008

	2,394,971		1,250,000		—	3,644,971

Dr E P Goldstein	2,000,000		—		—	2,000,000		40p	Sep 2001	Sep 2008
Executive Scheme	1,000,000		—		—	1,000,000		40p	Sep 2003	Sep 2008
	125,000		—		—	125,000		22p	Jul 2002	Jul 2009
	125,000	*	—		—	125,000	*	22p	Jul 2004	Jul 2009
Bonus Scheme	500,000		—		—	500,000		5p	Sep 2000	Sep 2005
	1,750,000	**	—		—	1,750,000	**	5p	Jul 2002	Jul 2007
	—		1,750,000	**	—	1,750,000	**	5p	Aug 2003	Aug 2008

	5,500,000		1,750,000		—	7,250,000

A J Weir	108,340		—		—	108,340		40p	Dec 1995	Dec 2002
Executive Scheme	54,170		—		—	54,170		33p	Jul 1996	Jul 2003
	101,540		—		—	101,540		36p	Jul 1997	Jul 2004
	152,310	*	—		—	152,310	*	36p	Jul 1999	Jul 2004
	24,045		—		—	24,045		210p	Dec 2000	Dec 2006
	24,045	*	—		—	24,045	*	210p	Dec 2001	Dec 2006
	61,575		—		—	61,575		102p	Dec 2000	Dec 2007
	61,575	*	—		—	61,575	*	102p	Dec 2002	Dec 2007
	125,000		—		—	125,000		40p	Sep 2001	Sep 2008
	125,000	*	—		—	125,000	*	40p	Sep 2003	Sep 2008
	250,000		—		—	250,000		22p	Jul 2002	Jul 2009
	250,000	*	—		—	250,000	*	22p	Jul 2004	Jul 2009
SAYE Scheme	2,464		—		—	2,464		140p	Oct 2002	Mar 2003
	7,392		—		—	7,392		28p	Oct 2003	Mar 2004
Bonus Scheme	1,960		—		—	1,960		5p	Jul 1997	Jul 2004
	3,920		—		—	3,920		5p	Jul 1999	Jul 2004
	32,178		—		—	32,178		5p	Jul 1998	Jul 2005
	64,356		—		—	64,356		5p	Jul 2000	Jul 2005
	1,250,000	**	—		—	1,250,000	**	5p	Jul 2002	Jul 2007
	—		1,250,000	**	—	1,250,000	**	5p	Aug 2003	Aug 2008

	2,699,870		1,250,000		—	3,949,870

Total	10,594,841		4,250,000		—	14,844,841

*	These are Special options. They have an earliest exercise date of five years from the date of grant and are exercisable only if share price performance exceeds upper quartile FTSE 100 performance.
**	These are subject to performance criteria The awards made in the year are exercisable in four tranches provided the share price increases to 25 pence, 30 pence, 35 pence and 40 pence on or before 31 July 2004.

No options were exercised by Directors during the year.

The market price of the Company’s shares at 30 April 2002, the last working day of the financial year, was 12.75 pence.

During the year ended 30 April 2002, the market price of the Company’s shares ranged from 10.5 pence to 23 pence.

The directors’ interests in share options during the year ended 30 April 2001 are set out below:

	At 1 May 2000 Number	Granted in the year Number	Lapsed in the year Number	At 30 April 2001 Number		Exercise Price	Date from which exercisable	Expiry date
Dr G V Campion	600,000	—	—	600,000		22p	Jul 2002	Jul 2009
Executive Scheme	400,000	—	—	400,000	*	22p	Jul 2004	Jul 2009
Bonus Scheme	500,000	—	—	500,000		5p	Jul 2001	Jul 2006
	—	1,250,000	—	1,250,000	**	5p	Jul 2002	Jul 2007

	1,500,000	1,250,000	—	2,750,000

T P W Edwards	50,000	—	—	50,000		235p	Apr 2000	Apr 2007
Executive Scheme	50,000	—	—	50,000	*	235p	Apr 2002	Apr 2007
	70,810	—	—	70,810		102p	Dec 2000	Dec 2007
	70,810	—	—	70,810	*	102p	Dec 2002	Dec 2007
	125,000	—	—	125,000		40p	Sep 2001	Sep 2008
	125,000	—	—	125,000	**	40p	Sep 2003	Sep 2008
	250,000	—	—	250,000		22p	Jul 2002	Jul 2009
	250,000	—	—	250,000	*	22p	Jul 2004	Jul 2009
SAYE Scheme	12,321	—	—	12,321		140p	Oct 2002	Mar2003
Bonus Scheme	30,000	—	—	30,000		5p	Apr 1999	Apr 2004
	37,010	—	—	37,010		5p	Jul 1998	Jul 2005
	74,020	—	—	74,020		5p	Jul 2000	Jul 2005
	—	1,250,000	—	1,250,000	**	5p	Jul 2002	Jul 2007

	1,144,971	1,250,000	—	2,394,971

Dr E P Goldstein	2,000,000	—	—	2,000,000		40p	Sep 2001	Sep 2008
Executive Scheme	1,000,000	—	—	1,000,000	*	40p	Sep 2003	Sep 2008
	125,000	—	—	125,000		22p	Jul 2002	Jul 2009
	125,000	—	—	125,000		22p	Jul 2004	Jul 2009
Bonus Scheme	500,000	—	—	500,000		5p	Sep 2000	Sep 2005
	—	1,750,000	—	1,750,000	**	5p	Jul 2002	Jul 2007

	3,750,000	1,750,000	—	5,500,000

A J Weir	108,340	—	—	108,340		40p	Dec 1995	Dec 2002
Executive Scheme	54,170	—	—	54,170		33p	Jul 1996	Jul 2003
	101,540	—	—	101,540		36p	Jul 1997	Jul 2004
	152,310	—	—	152,310	*	36p	Jul 1999	Jul 2004
	24,045	—	—	24,045		210p	Dec 2000	Dec 2006
	24,045	—	—	24,045	*	210p	Dec 2001	Dec 2006
	61,575	—	—	61,575		102p	Dec 2000	Dec 2007
	61,575	—	—	61,575	*	102p	Dec 2002	Dec 2007
	125,000	—	—	125,000		40p	Sep 2001	Sep 2008
	125,000	—	—	125,000	*	40p	Sep 2003	Sep 2008
	250,000	—	—	250,000		22p	Jul 2002	Jul 2009
	250,000	—	—	250,000	*	22p	Jul 2004	Jul 2009
SAYE Scheme	32,198	—	(32,198)	—		36p	—	—
	2,464	—	—	2,464		140p	Oct 2002	Mar 2003
	7,392	—	—	7,392		28p	Oct 2003	Mar 2004
Bonus Scheme	1,960	—	—	1,960		5p	Jul 1997	Jul 2004
	3,920	—	—	3,920		5p	Jul 1999	Jul 2004
	32,178	—	—	32,178		5p	Jul 1998	Jul 2005
	64,356	—	—	64,356		5p	Jul 2000	Jul 2005
	—	1,250,000	—	1,250,000	**	5p	Jul 2002	Jul 2007

	1,482,068	1,250,000	(32,198)	2,699,870

Total	7,877,039	5,500,000	(32,198)	13,344,841

*	These are Special options. They have an earliest exercise date of five years from the date of grant and are exercisable only if share price performance exceeds upper quartile FTSE 100 performance.
**	These are subject to performance criteria (see page 23).

No options were exercised by directors during the year.

The market price of the Company’s shares at 30 April 2001, the last working day of the financial year, was 19 pence. During the year ended 30 April 2001, the market price of the Company’s shares ranged from 18.25 pence to 30.25 pence.

The directors’ interests in share options during the year ended 30 April 2000 are set out below:

	At 1 May 1999 Number	Granted in the year Number	Lapsed in the year Number	At 30 April 2000 Number		Exercise Price	Date from which exercisable	Expiry date
Dr GV Campion	—	600,000	—	600,000		22p	Jul 2002	Jul 2009
Executive Scheme	—	400,000	—	400,000	*	22p	Jul 2004	Jul 2009
Bonus scheme	—	500,000	—	500,000		5p	Jul 2001	Jul 2006

	—	1,500,000	—	1,500,000

TPW Edwards	50,000	—	—	50,000		235p	Apr 2000	Apr 2007
Executive scheme	50,000	—	—	50,000	*	235p	Apr 2002	Apr 2007
	70,810	—	—	70,810		102p	Dec 2000	Dec 2007
	70,810	—	—	70,810	*	102p	Dec 2002	Dec 2007
	125,000	—	—	125,000		40p	Sep 2001	Sep 2008
	125,000	—	—	125,000	*	40p	Sep 2003	Sep 2008
	—	250,000	—	250,000		22p	Jul 2002	Jul 2009
	—	250,000	—	250,000	*	22p	Jul 2004	Jul 2009
SAYE scheme	12,321	—	—	12,321		140p	Oct 2002	Mar 2003
Bonus scheme	30,000	—	—	30,000		5p	Apr 1998	Apr 2004
	37,010	—	—	37,010		5p	Jul 1998	Jul 2005
	74,020	—	—	74,020		5p	Jul 2000	Jul 2005

	644,971	500,000	—	1,144,971

Dr EP Goldstein	2,000,000	—	—	2,000,000		40p	Sep 2001	Sep 2008
Executive scheme	1,000,000	—	—	1,000,000	*	40p	Sep 2003	Sep 2008
	—	125,000	—	125,000		22p	Jul 2002	Jul 2009
	—	125,000	—	125,000		22p	Jul 2004	Jul 2009
Bonus scheme	500,000	—	—	500,000		5p	Sep 2000	Sep 2005

	3,500,000	250,000	—	3,750,000

AJ Weir	108,340	—	—	108,340		40p	Dec 1995	Dec 2002
Executive scheme	54,170	—	—	54,170		33p	Jul 1996	Jul 2003
	101,540	—	—	101,540		36p	Jul 1997	Jul 2004
	152,310	—	—	152,310	*	36p	Jul 1999	Jul 2004
	24,045	—	—	24,045		210p	Dec 2000	Dec 2006
	24,045	—	—	24,045	*	210p	Dec 2001	Dec 2006
	61,575	—	—	61,575		102p	Dec 2000	Dec 2007
	61,575	—	—	61,575	*	102p	Dec 2002	Dec 2007
	125,000	—	—	125,000		40p	Sep 2001	Sep 2008
	125,000	—	—	125,000	*	40p	Sep 2003	Sep 2008
	—	250,000	—	250,000		22p	Jul 2002	Jul 2009
	—	250,000	—	250,000	*	22P	Jul 2004	Jul 2009
SAYE scheme	32,198	—	—	32,198		36p	Sep 2000	Feb 2001
	2,464	—	—	2,464		140p	Oct 2002	Mar 2003
	7,392	—	—	7,392		28p	Oct 2003	Mar 2004
	1,960	—	—	1,960		5p	Jul 1997	Jul 2004
	3,920	—	—	3,920		5p	Jul 1999	Jul 2004
	32,178	—	—	32,178		5p	Jul 1998	Jul 2005
	64,356	—	—	64,356		5p	Jul 2000	Jul 2005

	982,068	500,000	—	1,482,068

Total	5,127,039	2,750,000	—	7,877,039

*	These are Special options. They have an earliest exercise date of five years from the date of grant and are exercisable only if share price performance exceeds upper quartile FTSE 100 performance.
**	These are subject to performance criteria (see page 23).

No options were exercised by directors during the year.

The market price of the Company’s shares at 30 April 2000, the last working day of the financial year, was 26 pence.

During the year ended 30 April 2000 the market price of the Company’s shares ranged from 15 pence to 47.25 pence.

4.(a)    Operating loss

Operating loss is stated after charging/(crediting):

	2002 £000	2001 £000	2000 £000
Operating leases
—land and buildings	1,002	753	791
—plant, machinery and vehicles	79	158	272
Depreciation	1,269	2,470	2,751
Amortisation of intangible assets	173	146	—
Impairment of intangible assets	301	—	—
Exceptional item: Restructuring costs	—	974	—
Asset write-offs	177	127	594
Loss/(profit) on disposal of fixed assets (excluding exceptional profit)	582	(248)	(64)
Auditors’ remuneration: Audit fees	27	26	25
Auditors’ remuneration: Other services	51	138	100

Exceptional item: The exceptional item in 2001 represented restructuring costs incurred in relation to a reorganisation announced in June 2000 and related principally to redundancy costs associated with reducing permanent headcount from 230 to 140.

Auditors’ remuneration: Other services relates primarily to taxation advice on collaborative agreements and services on SEC filings. There were no fees paid in respect of management consultancy services.

4.(b)    Profit on disposal of fixed assets

The exceptional profit on disposal of fixed assets in 2002 of £2,505,000 arises from the agreement signed with OSI Pharmaceuticals Inc. whereby 59 British Biotech employees transferred to OSI along with the leases of two properties and certain fixed assets.

5.    Interest receivable

	2002 £000	2001 £000	2000 £000
Bank interest	2,820	3,778	4,663

6.    Interest payable

	2002 £000	2001 £000	2000 £000
Loans repayable wholly or partly after five years (Note 24)	249	282	314
Finance leases	28	46	3
Bank overdraft	1	1	—

	278	329	317

7.    Taxation

	2002 £000	2001 £000	2000 £000
Overseas taxation (refunded)/paid	(4)	(130)	10
Research and development tax credits	(1,604)	—	—

	(1,608)	(130)	10

Factors affecting the tax charge for the period:

	2002 £000	2001 £000	2000 £000
Loss before tax at 30 per cent.	(5,653)	(7,045)	(7,616)
Expenses not deductible for tax purposes	336	1,245	589
Deferred tax asset not recognised	3,311	5,800	7,027
Research and development tax credit received at 24 per cent. of losses compared with 30 per cent. tax rate	402	—	—
Overseas tax (refunded)/paid	(4)	(130)	10

	(1,608)	(130)	10

No liability to UK corporation tax arose during the years. The Group had losses, as computed for taxation purposes, of approximately £283 million at 30 April 2002 (2001: £275 million, 2000: £261 million) available to be carried forward to future periods, of which £10 million (2001: £11.0 million; 2000 22.3 million) has been set off against the liability to deferred taxation. Losses of £17 million for the periods subsequent to 30 April 2000 have yet to be agreed with the Inland Revenue.

In accordance with the provision of the Finance Act 2000 in respect of Research and Development Allowances the Group have recognised a £1,604,000 (2001: £nil; 2000: £nil) research and development tax credit relating to the year ended 30 April 2002. The credit is expected to be received in the year ending 30 April 2003.

8.    Loss per ordinary share

	2002		2001		2000
Attributable loss (£000)	(17,234)		(23,353)		(25,397)
Weighted average number of shares in issue (000)	667,248		666,367		665,464
Loss per share (basic and diluted)	(2.6	)p	(3.5	)p	(3.8	)p

All potential Ordinary shares, including options and deferred shares, are anti-dilutive.

9.    Intangible fixed assets

	2002 £000	2001 £000	2000 £000
Cost
At 1 May	1,236	—	—
Additions	1,371	1,236	—

At 30 April	2,607	1,236	—

Amortisation
At 1 May	146	—	—
Charge for the year	173	146	—
Impairment	301	—	—

At 30 April	620	146	—

Net book value
At 30 April	1,987	1,090	—

At 1 May	1,090	—	—

Intangible fixed assets represent payments made to third parties to acquire licences to develop their intellectual property. The accounting policy for such assets is set out in Note 1. Additions in 2002 relate to licences to develop and commercialise MG98. Impairment in 2002 relates to the termination of the collaboration with BresaGen.

10.    Tangible fixed assets

	Freehold land and buildings	Short leasehold buildings	Plant and machinery	Fixtures and fittings	Total
	£000	£000	£000	£000	£000
Cost
At 1 May 1999	24,852	4,267	15,139	1,226	45,484
Additions	156	—	754	—	910
Disposals	(843)	(62)	(160)	(193)	(1,258)
Write-offs	(85)	—	(1,546)	(67)	(1,698)

At 30 April 2000	24,080	4,205	14,187	966	43,438
Additions	25	484	237	6	752
Disposals	(13,116)	—	(98)	—	(13,214)
Write-offs	—	—	(2,002)	(12)	(2,014)

At 30 April 2001	10,989	4,689	12,324	960	28,962
Additions	1,327	68	400	6	1,801
Disposals	(2,107)	(4,757)	(4,337)	(307)	(11,508)
Write-offs	(960)	—	(76)	—	(1,036)

At 30 April 2002	9,249	—	8,311	659	18,219

Depreciation
At 1 May 1999	2,431	1,235	10,627	693	14,986
Charge for the year	660	308	1,665	118	2,751
Disposals	—	(45)	(144)	(154)	(343)
Write-offs	(29)	—	(1,029)	(45)	(1,103)
Exchange adjustments	—	1	—	—	1

At 30 April 2000	3,062	1,499	11,119	612	16,292
Charge for the year	639	315	1,427	89	2,470
Disposals	(898)	—	(68)	—	(966)
Write-offs	—	—	(1,877)	(10)	(1,887)

At 30 April 2001	2,803	1,814	10,601	691	15,909
Charge for the year	299	172	721	77	1,269
Disposals	(389)	(1,986)	(3,897)	(229)	(6,501)
Write-offs	(454)	—	—	—	(454)

At 30 April 2002	2,259	—	7,425	539	10,223

Net book value
At 30 April 2000	21,018	2,706	3,068	354	27,146
At 30 April 2001	8,186	2,875	1,723	269	13,053
At 30 April 2002	6,990	—	886	120	7,996

The net book value of plant and machinery includes an amount of £125,000 (2001: £372,000; 2000: £511,000) in respect of assets held under finance leases. The depreciation charge for the year was £44,000 (2001: £100,000; 2000: £31,000).

During 2001 the Company sold and leased back one of its principle freehold properties. Net consideration was £12,466,000 of which £1,297,000 represented deferred consideration falling due in the sixth year of the lease.

Capital commitments at 30 April 2002 were as follows:

	2002 £000	2001 £000	2000 £000
Contracted for but not provided	411	41	30

11.    Investments

	30 April 2000 £000	Movement £000	30 April 2001 £000	Movement £000	30 April 2002 £000
Cost of investments in quoted companies	—	1,623	1,623	—	1,623
Cost of investments in unquoted companies	—	—	—	1,406	1,406
Provision	—	(799)	(799)	(324)	(1,123)

	—	824	824	1,082	1,906

Acquisition of unquoted investments in 2002 consists of the investment in MethylGene Inc.

At 30 April 2002 the Group held investments in the following companies:

Name of company	Listed Stock Exchange	Nature of business	Country of incorporation and operation
CareScience Inc	NASDAQ	Healthcare information	United States of America
BresaGen ltd	Australian Stock Exchange, NASDAQ	Pharmaceuticals	Australia
MethylGene	Unlisted	Pharmaceuticals	Canada

During 2001 and 2002 provision has been made for the permanent diminution in value of listed investments by reference to the evolution of the market price of shares.

12.    Debtors

	2002 £000	2001 £000	2000 £000
Interest receivable	636	445	652
Research and development	1,604	—	—
Other debtors	630	4,103	759
Prepayments and accrued income	249	686	610

	3,119	5,234	2,021

Other debtors at 30 April 2002 included an amount of £Nil (2001: £1,297,000; 2000: £Nil) relating to the sale and leaseback of a freehold property, which was not due within one year (see Note 10). All other amounts fall due within one year.

13.    Creditors: amounts falling due within one year

	2002 £000	2001 £000	2000 £000
Bank overdraft	16	21	285
Secured loan (see Note 24)	270	270	270
Obligations under finance leases	117	137	134
Trade creditors	4,527	5,951	4,119
Taxation and social security payable	239	245	310
Other creditors	55	110	85
Accruals and deferred income	3,383	3,810	1,909

	8,607	10,544	7,112

14.    Creditors: amounts falling due after more than one year

	2002 £000	2001 £000	2000 £000
Loans and other borrowings
Secured loan (see Note 24)	1,620	1,890	2,160
Obligations under finance leases	63	235	371

	1,683	2,125	2,531
Accruals and deferred income	—	317	—

	1,683	2,442	2,531

Loans and other borrowings are repayable as follows:
Over one and under two years	333	423	406
Over two and under five years	810	892	1,045
Beyond five years, by instalments	540	810	1,080

	1,683	2,125	2,531

15.    Provisions for liabilities and charges

	Dilapidation provision £000	Restructuring provision £000	Total £000
At 1 May 1999	250	366	616
Charge/(release) for the year	50	(96)	(46)
Utilised	—	(270)	(270)

At 30 April 2000	300	—	300
Charge for the year	50	—	50

At 30 April 2001	350	—	350
Released during the year	(150)	—	(150)
Charge for the year	50	—	50

At 30 April 2002	250	—	250

The dilapidation provision relates principally to costs associated with the Group’s obligation to reinstate leased buildings to their original state. The provision is expected to be utilised on vacating the properties by 2014. The release during 2002 relates to the disposal of a lease commitment as part of the OSI transaction (note 4b).

16.    Deferred taxation

	2002 £000	2001 £000	2000 £000
Excess of tax allowances over depreciation	3,009	3,299	6,691
Tax losses	(3,009)	(3,299)	(6,691)

	—	—	—

There was no potential liability to deferred tax at 30 April 2002, 30 April 2001 or 30 April 2000.

Given the uncertainty of the recoverability of the Group’s tax losses carried forward, no deferred tax asset in respect of the further available tax losses is recognised. Note 7 gives details of the tax losses available to be carried forward by the Group.

17.    Share capital

	2002		2001		2000
	Number	£000	Number	£000	Number	£000
Authorised Ordinary shares of five pence each	920,000,000	46,000	920,000,000	46,000	920,000,000	46,000

Allotted, called-up and fully paid Ordinary shares of five pence each
At beginning of year	666,511,280	33,326	666,132,809	33,307	660,989,310	33,049

Issues of shares	981,861	49	378,471	19	5,143,499	258

At end of year	667,493,141	33,375	666,511,280	33,326	666,132,809	33,307

Total consideration received by the Company on the issue of its shares during the year amounted to £49,000 (2001: £21,000; 2000: £2,631,000). The issue of shares in the years relates to the exercise of options.

Outstanding options

At 30 April 2002, 30 April 2001 and 30 April 2000, the following options over shares had been granted to employees and Directors and remained outstanding.

Date of grant	Exercise period	2002 Number of shares	2001 Number of shares	2000 Number of shares	Exercise price
Executive scheme
3 September 1991	September 1994 – September 2001	—	—	270,780	33p
17 December 1992	December 1995 – December 2002	189,590	352,100	352,100	40p
29 July 1993	July 1996 – July 2003	185,410	320,830	347,910	33p
5 July 1994	July 1997 – July 2004	304,620	609,240	837,705	36p
5 July 1994	July 1999 – July 2004	964,650	1,624,670	2,437,000	36p
20 October 1995	October 1998 – October 2005	112,530	194,640	403,480	82p
20 October 1995	October 2000 – October 2005	101,510	172,580	248,710	82p
18 March 1996	March 1999 – March 2006	—	—	30,460	223p
16 December 1996	December 1999 –December 2006	13,850	116,225	258,145	210p
16 December 1996	December 2000 – December 2006	64,775	292,665	455,910	210p
16 December 1996	December 2001 – December 2006	529,245	614,280	640,125	210p
14 April 1997	April 2000 – April 2007	50,000	50,000	50,000	235p
14 April 1997	April 2002 – April 2007	50,000	50,000	50,000	235p
10 July 1997	July 2000 – July 2007	10,355	10,355	197,285	155p
10 July 1997	July 2002 – July 2007	197,285	197,285	197,285	155p
24 September 1997	September 2000 – September 2007	—	—	113,500	167p
24 September 1997	September 2002 – September 2007	113,500	113,500	113,500	167p
13 October 1997	October 2000 – October 2007	—	—	25,000	120p
13 October 1997	October 2002 – October 2007	25,000	25,000	25,000	120p
26 November 1997	November 2000 – November 2007	318,180	318,180	318,180	110p
26 November 1997	November 2002 – November 2007	—	318,180	318,180	110p
15 December 1997	December 2000 – December 2007	1,239,690	4,282,680	4,632,345	102p
15 December 1997	December 2002 – December 2007	1,502,410	1,685,800	1,775,465	102p
6 March 1998	March 2003 – March 2008	—	600,000	600,000	89p
30 September 1998	September 2001 – September 2008	3,050,000	3,775,000	3,950,000	40p
30 September 1998	September 2003 – September 2003	2,325,000	2,525,000	2,700,000	40p
1 July 1999	July 2002 – July 2009	1,255,000	2,007,500	2,122,500	22p
1 July 1999	July 2004 – July 2009	1,255,000	1,807,500	1,922,500	22p
16 July 1999	July 2002 – July 2009	—	—	15,000	27p
16 July 1999	July 2004 – July 2009	—	—	15,000	27p
26 January 2000	January 2003 – January 2010	150,000	225,000	225,000	30p
26 January 2000	January 2005 – January 2010	100,000	200,000	200,000	30p

		14,107,600	22,488,210	25,848,065

SAYE scheme
9 August 1993	September 2000 – February 2007	—	—	73,235	28p
10 August 1994	September 2001 – February 2002	—	196,362	227,768	29p
8 August 1995	September 2000 – February 2003	32,107	38,528	500,252	36p
8 August 1995	September 2002 – February 2003	—	—	55,651	36p
27 August 1996	October 2001 – March 2002 (i)	3,709	36,533	49,882	186p
27 August 1996	October 2003 – March 2004	2,096	2,096	2,096	186p
21 August 1997	October 2000 – March 2001	—	—	104,960	140p
21 August 1997	October 2002 – March 2003	39,573	75,301	106,987	140p
21 August 1997	October 2004 – March 2005	—	15,875	17,546	140P
20 August 1998	October 2001 – March 2002 (i)	38,302	642,079	1,124,685	28p
20 August 1998	October 2003 – March 2004	158,940	348,684	509,598	28p
20 August 1998	October 2005 – March 2006	—	125,355	125,355	28p
19 August 1999	October 2002 – March 2003	372,961	585,112	1,081,872	20p

		647,688	2,065,925	3,979,887

Date of grant	Exercise period	2002 Number of shares	2001 Number of shares	2000 Number of shares	Exercise price
Bonus scheme
16 December 1996	December 1998 – December 2003	13,570	24,770	38,820	5p
14 April 1997	April 1999 – April 2004	30,000	30,000	30,000	5p
10 July 1997	July 1997 – July 2004	9,553	32,133	34,945	5p
10 July 1997	July 1999 – July 2004	9,608	72,650	83,188	5p
6 March 1998	March 2000 – March 2005	—	200,000	200,000	5p
31 July 1998	July 1998 – July 2005	114,436	151,985	223,762	5p
31 July 1998	July 2000 – July 2005	196,000	407,100	655,465	5p
30 September 1998	September 2000 – September 2005	500,000	500,000	500,000	5p
5 October 1998	October 2000 – October 2005	—	—	8,000	5p
1 July 1999	July 2001 – July 2006	672,867	925,499	1,242,686	5p
26 January 2000	January 2002 – January 2007	200,000	275,000	275,000	5p
17 July 2000	July 2002 – July 2007	7,908,250	14,795,400	—	5p
13 December 2000	December 2002 – December 2007	174,250	329,500	—	5p
13 February 2001	February 2003 – February 2008	150,000	186,800	—	5p
22 August 2001	August 2003 – August 2008	9,510,000	—	—	5p

		19,488,534	17,930,837	3,291,866

(i)	The exercise period was extended by the option holder requesting a contribution holiday.

18.    Reserves

	Share premium £000	Other reserve £000	Profit and Loss account £000	Total £000
At 1 May 1999	296,240	10,008	(221,606)	84,642
Loss for the year	—	—	(25,397)	(25,397)
Credit for bonus shares awarded	—	—	307	307
Issue of shares	2,373	—	—	2,373
Exchange differences	—	—	(49)	(49)

At 30 April 2000	298,613	10,008	(246,745)	61,876
Loss for the year	—	—	(23,353)	(23,353)
Credit for bonus shares awarded	—	—	—	—
Issue of shares	2	—	—	2
Exchange differences	—	—	25	25

At 30 April 2001	298,615	10,008	(270,073)	38,550
Loss for the year	—	—	(17,234)	(17,234)
Credit for bonus shares awarded	—	—	188	188
Issue of shares	—	—	—	—
Exchange differences	—	—	3	3

At 30 April 2002	298,615	10,008	(287,116)	21,507

The share premium account is a non-distributable reserve.

The other reserve is a merger reserve arising on consolidation and represents the premium on the issue of shares by British Biotech Pharmaceuticals Limited prior to the acquisition of its entire issued share capital by British Biotech plc in 1989.

In the Group, the cumulative amount of goodwill written off against reserves is £91,000 (2001: £91,000; 2000: £91,000).

19.    Reconciliation of movements in shareholders’ funds

	2002 £000	2001 £000	2000 £000
Consolidated loss for the year	(17,234)	(23,353)	(25,397)
Translation of foreign subsidiaries	3	25	(49)
Credit for deferred bonus shares awarded	188	—	307
Issues of shares	49	21	2,631

Net movement in shareholders’ funds	(16,994)	(23,307)	(22,508)
Equity shareholders’ funds at 1 May	71,876	95,183	117,691

Equity shareholders’ funds at 30 April	54,882	71,876	95,183

20.    Returns on investments and servicing of finance

	2002 £000	2001 £000	2000 £000
Interest received	2,629	3,985	4,754
Interest paid	(250)	(283)	(315)
Interest element of finance lease payments	(28)	(46)	(2)

Net cash inflow from returns on investments and servicing of finance	2,351	3,656	4,437

21.    Capital expenditure

	2002 £000	2001 £000	2000 £000
Purchase of tangible fixed assets	(1,801)	(752)	(1,095)
Sale of tangible fixed assets	7,264	11,198	897
Purchase of fixed asset investments	(1,406)	(1,623)	—
Purchase of intangible fixed assets	(1,371)	(1,236)	—

Net cash inflow/(outflow) from capital expenditure	2,686	7,587	(198)

The cash inflow on the disposal of fixed assets arising from the OSI transaction described in note 4(b) was £7,176,000.

22.    Financing

	2002 £000	2001 £000	2000 £000
Issue of Ordinary share capital	49	21	2,631
Debt due within one year: repayment of secured loan	(270)	(270)	(270)
Capital element of finance lease payments	(121)	(132)	(41)
New finance leases	—	—	338

Net cash (outflow)/inflow from financing	(342)	(381)	2,658

23.    Analysis of changes in net funds

	At 1 May 1999 £000	Cash flow £000	Exchange movement £000	Other movement £000	At 30 April 2000 £000	Cash flow £000	Exchange movement £000	Other movements £000	At 30 April 2001 £000
Cash	910	(513)	(47)	—	350	244	62	—	656
Short term investments	—	—	—	—	—	—	—	—	—
Short-term deposits	97,650	(22,178)	137	—	75,609	(11,254)	—	—	64,355
Bank overdraft	(747)	462	—	—	(285)	264	—	—	(21)

	97,813	(22,229)	90	—	75,674	(10,746)	62	—	64,990
Secured loan due after one year	(2,430)	—	—	270	(2,160)	—	—	270	(1,890)
Secured loan due within one year	(270)	270	—	(270)	(270)	270	—	(270)	(270)
Finance leases	(3)	(297)	—	(204)	(504)	132	—	—	(372)

	95,110	(22,256)	90	(204)	72,740	(10,344)	62	—	62,458

	At 30 April 2001 £000	Cash flow £000	Exchange movement £000	Other movements £000	At 30 April 2002 £000
Cash	656	(366)	18	—	308
Short term investments	—	2,137	—	—	2,137
Short-term deposits	64,355	(16,386)	—	—	47,969
Bank overdraft	(21)	5	—	—	(16)

	64,990	(14,610)	18	—	50,398
Secured loan due after one year	(1,890)	—	—	270	(1,620)
Secured loan due within one year	(270)	270	—	(270)	(270)
Finance leases	(372)	121	—	71	(180)

	62,458	(14,219)	18	71	48,328

Cash consists solely of cash at bank and in hand.

Cash at bank and in hand and short-term deposits are aggregated on the balance sheet. Cash flows from short-term deposits are reported in the cash flow statement under the heading “Management of Liquid Resources”. Short-term deposits have a maturity period of more than 24 hours but less than 12 months. They are repayable on demand subject, in some instances, to the payment of certain expenses. Short-term investments are investments in a money market managed fund that is repayable within 24 hours.

24.    Financial instruments related disclosure

The Group has no financial instruments held for trading purposes.

All the Group’s provisions, debtors and creditors falling due within one year (other than the bank overdraft and secured loan) have been excluded from the disclosures below either due to the exclusion of short-term items or because they do not meet the definition of a financial liability.

Treasury policy

Liquidity: The Company has no funding requirements as it has sufficient net cash balances to meet its annual net operating costs for the foreseeable future. The Company ensures that funds held on deposit have a range of maturity dates which allow its cash requirements to be met as they fall due.

Interest rate risk: The Company places surplus funds on deposit with a range of major international banks and building societies. Short-term deposits are for fixed terms at fixed rates of interest and the investment objective is to achieve market returns while protecting the capital value. Short-term investments are investments in a money market managed fund that is repayable within 24 hours.

Foreign exchange risk: The Group’s operations do not have significant assets or liabilities denominated in currencies other than sterling. Wherever possible, expenditure in foreign currencies is matched with receipts in the same currency.

Interest rate risk profile

The interest rate profile of the Group’s financial assets and liabilities are:

	2002			2001			2000
	Floating Rate £000	Fixed Rate £000	Total £000	Floating Rate £000	Fixed Rate £000	Total £000	Floating Rate £000	Fixed Rate £000	Total £000
Financial liabilities
Sterling bank overdraft	—	—	—	21	—	21	285	—	285
US dollar bank overdraft	16	—	16	—	—	—	—	—	—
Sterling secured loan (i)	—	1,890	1,890	—	2,160	2,160	—	2,430	2,430
Finance leases (iii)	—	180	180	—	372	372	—	504	504

	16	2,070	2,086	21	2,532	2,553	285	2,934	3,219

Financial assets
Sterling cash at bank and in hand	300	—	300	100	—	100	350	—	350
US dollar cash at bank and in hand	8	—	8	556	—	556	—	—	—
Sterling short-term investment (iv)	2,137	—	2,137	—	—	—	—	—	—
Sterling short-term deposits (ii)	47,969	—	47,969	64,355	—	64,355	—	71,827	71,827
US dollar short-term deposit (ii)	—	—	—	—	—	—	—	3,782	3,782
US dollar investment	98	—	98	175	—	175	—	—	—
Australian dollar investment	402	—	402	649	—	649	—	—	—
Canadian dollar investment	1,406	—	1,406	—	—	—	—	—	—

	52,320	—	52,320	65,835	—	65,835	350	75,609	75,959

(i)	The secured loan is for a term of 20 years from 14 April 1989 and is secured by a fixed charge over three of the Group’s freehold properties. Interest is fixed at 12.13 per cent. per annum throughout the term.

The loan is repayable quarterly in arrears by equal instalments. The weighted average period until maturity at 30 April 2002 is seven years.

(ii)	The fixed rate short-term deposits are placed with a range of banks and building societies at fixed terms ranging between overnight and 12 months and at fixed rates ranging between 3.44 per cent. and 5.0 per cent. (2001: 4.43 per cent. and 5.64 per cent.; 2000: 5.2 per cent. and 6.2 per cent.).
(iii)	The finance leases are for a term of 43 months from 1 March 2000, repayable monthly in arrears. The implicit interest rate is 20.9 per cent.
(iv)	The floating rate short-term investments are invested in a money market managed fund with a weighted average maturity of less than 90 days and is repayable within 24 hours.

Borrowing facilities

The Group has no significant underway committed borrowing facilities at 30 April 2002 (2001 or 2000).

Foreign currency exposure

One of the Group’s operations, British Biotech Pharmaceuticals Limited, has net monetary assets of £0.1 million (2001: £0.7 million; 2000: £3.8 million) denominated in US dollars and £0.4m (2001: £0.6 million; 2000: £nil) denominated in Australian dollars and £1.4m (2001: £nil; 2000: £nil) denominated in Canadian dollars.

Fair value of financial assets and liabilities

There is no significant difference between the fair value and the carrying value of the Group’s financial assets and liabilities at 30 April 2002, 2001 and 2000, except for the secured loan and fixed asset investments. The fair value of the loan at £2.7 million (2001: £3.0 million; 2000: £3.5 million) was calculated using a discounted cash flow method as market values were unavailable. The book value of the loan at 30 April 2002 was £1.89 million (2001: £2.2 million; 2000: £2.43 million). The market value of the Group’s listed investments at 30 April 2002 was £500,000 (2001: £600,000; 2000: £nil).

25.    Operating lease commitments

Annual commitments for the Group under operating leases are as follows:

	2002		2001		2000
	Land and Buildings £000	Plant, machinery and vehicles £000	Land and buildings £000	Plant, machinery and vehicles £000	Land and buildings £000	Plant, machinery and vehicles £000
Expiring within one year	—	10	—	12	—	31
Expiring in the second to fifth years	—	21	—	37	—	138
Expiring after five years	397	—	1,799	—	680	—

	397	31	1,799	49	680	169

26.    Financial commitments and contingencies

British Biotech Pharmaceuticals Limited has commitments under licence agreements of up to US$13.25 million (2001: US$18 million; 2000 US$1.5 million) which are contingent upon successful product development, registration and approval.

Class law

The Company is aware of publicity about a firm of solicitors, Class Law, who are soliciting interest in putative claims against British Biotech relating to events of several years ago. Despite repeated press reports over a period of more than a year that a claim is imminent, no proceedings have been brought against the Company. The Company appointed Allen & Overy, a leading law firm, to consider the validity of any such claims, and considers them to be without merit. At the date of this report, following correspondence initiated by Allen & Overy, Class Law have named only one client and have not identified the nature of her claim.

27.    Post balance sheet events

In July 2002 British Biotech and BresaGen Limited of Australia terminated their agreement to develop E21R. British Biotech has written off £0.3 million in respect of unamortised amount of milestone payments to BresaGen. This charge is reflected in the financial statements in the year ended 30 April 2002.

In August 2002 the Company entered into a collaboration with GeneSoft Inc., a private US-based biopharmaceuticals company, to discover and develop novel anti-infective drugs based on British Biotech’s proprietary bacterial metalloenzyme inhibitors. Under the agreement, GeneSoft Inc. made an initial payment to British Biotech of US$4 million and will pay a further US$1 million and equity representing 3.45 per cent. of GeneSoft Inc. on commencement of a Phase I study of BB-83698. Development costs and profits will be shared equally by the two companies.

PART III

INTERIM RESULTS OF BRITISH BIOTECH FOR THE SIX MONTHS ENDED 31 OCTOBER 2002

The following is the full text of the unaudited interim results announcement of British Biotech plc for the six month period to 31 October 2002, announced on 4 December 2002.

“British Biotech plc (LSE: BBG, Nasdaq: BBIOY) today announced its interim results for the six months ended 31 October 2002.

Operational highlights:

•	Progress with clinical studies

•	Phase II study started with the novel thrombolytic BB-10153

•	Phase I weekly-dosing study successfully completed with the anti-cancer agent BB-10901

•	Start of Phase II weekly-dosing study with BB-10901 announced today

•	Second Phase I study started with more frequent dosing of BB-10901

•	Phase I started with the novel antibiotic BB-83698

•	Progress in research

•	research and development collaboration formed with antibiotic specialist GeneSoft Pharmaceuticals, Inc.

•	Anti-inflammatory collaboration with Serono extended

•	Potential M&A opportunities continue to emerge

•	Dr Peter Fellner appointed Chairman from 1 January 2003

Financial highlights:

•	Loss for the period reduced to £8.1 million (2001: £8.4 million)

•	Net cash outflow for the period of £7.6 million (2001: £2.8 million)

•	Cash and short-term investments of £42.8 million at 31 October 2002 (30 April 2002: £50.4 million)

Tim Edwards, acting Chief Executive Office of British Biotech, said: “Our strategy is to create value for shareholders through focusing first, on managing the portfolio of products and research opportunities; and second, on completing a corporate transaction. We continue to evaluate a number of opportunities in this area.”

Product Portfolio

In the half-year to 31 October 2002 British Biotech, in collaboration with its partners, has continued to develop its product portfolio. Currently, four products are active in clinical development.

BB-10153, which prevents and dissolves blood clots, was discovered in-house at British Biotech. This product has the potential to overcome the major risk of existing thrombolytic drugs, that of internal bleeding. Following FDA approval in March 2002, British Biotech started a Phase II trial of BB-10153 in heart attack patients at several hospitals under the direction of the US-based Thrombolysis in Myocardial Infarction Group. Data from this study are expected to be available in the second half of 2003.

BB-10901 is a monoclonal antibody-based treatment for small cell lung cancer (SCLC) and other CD-56 positive tumours discovered by ImmunoGen of Cambridge, Massachusetts. British Biotech has development and commercialisation rights for Europe and Japan. During the period, a Phase I weekly-dosing study of BB-10901 was completed at two centres in the US, which established a maximum tolerated dose (MTD) of 60mg/m2 for the drug at this dosing schedule. In November 2002, data from this study were presented at a cancer symposium by the principal investigator at one of the centres, Dr Anthony Tolcher. These showed that BB-10901 can be safely and feasibly administered for repetitive courses at doses comparable to those that produced anti-tumour activity in pre-clinical models. Dr Tolcher noted that, at the MTD and below, toxicities were modest (in particular, no haematological toxicity was observed) and preliminary evidence of anti-tumour activity was seen. A Phase II weekly-dosing study at this MTD in relapsed SCLC patients is ready to start.

BB-10901 is also the subject of a second Phase I clinical study, started in August 2002 and conducted in the United Kingdom, to evaluate the safety, tolerability and pharmacokinetics of more frequent dosing.

Data from these ongoing studies are expected to be available in the second half of 2003.

MG98 is an innovative product targeted at the reversal of methylation of tumour suppression genes in solid and liquid tumours. British Biotech acquired European development and commercialisation rights from MethylGene Inc of Montreal, Canada in February 2002. Phase I and Phase II studies with intermittent dosing of MG98 have been completed by MethylGene. MG98 is currently in Phase I trials in North America to explore the safety, pharmacokinetics and pharmacodynamics of a continuous infusion of the product in AML and MDS. British Biotech intends to start a further Phase I study with a continuous infusion of MG98 in patients with solid tumours later this year.

BB-83698 is the first clinical development candidate to emerge from British Biotech’s antibiotic research programme and is targeted at community-acquired pneumonia in hospitalised patients. In pre-clinical studies the compound has shown high potency against a range of gram-positive bacteria, including several drug-resistant strains. BB-83698 is an inhibitor of the bacterial metalloenzyme peptide deformylase (PDF) and became the first of this potential new class of anti-infective drugs to enter clinical trials when a Phase I study in healthy volunteers was started in October 2002. BB-83698 and other PDF inhibitors are being co-developed with the US specialist anti-infectives company, GeneSoft Pharmaceuticals, Inc.

Clinical development of E21R was discontinued during the half-year, and the collaboration with BresaGen terminated, after British Biotech sponsored new pre-clinical studies which failed to support the rationale for developing the product.

Research

British Biotech’s principal research activities are based on the proprietary position it has established in the discovery of inhibitors of human and bacterial metalloenzymes. Its two main research programmes are conducted under collaboration in the field of inflammation and bacterial infection.

Inflammation. Formed in October 2000, British Biotech’s research collaboration with Serono was extended for a further year in October 2002. The collaboration has identified selective inhibitors that show activity against three enzyme targets involved in inflammation. The aim in the third year of the collaboration will be to optimise the pharmacokinetic profile of these inhibitors that may produce orally bioavailable compounds for clinical development.

Bacterial infection. In August 2002, British Biotech formed a collaboration with GeneSoft to discover and develop novel anti-infectives based on British Biotech’s proprietary bacterial metalloenzyme inhibitors. In addition to clinical development of BB-83698, the collaboration will focus on lead optimisation and development of oral PDF inhibitors and discovery research on other microbial metalloenzyme targets.

Board composition

Dr Peter Fellner has today been appointed as a non-executive director and will become non-executive Chairman on 1 January 2003. Dr Fellner (58) has been Chief Executive Officer of Celltech Group plc since 1990, and is Chairman-designate. He will become Chairman of Celltech when his successor as Chief Executive Officer takes up his appointment, which is expected in early 2003. Mr Christopher Hampson will retire as Chairman and from the Board on 31 December 2002. Dr Paul Nicholson will also step down as a non-executive Director on 31 December 2002 after completing nearly three years’ service.

On 4 November 2002, the Company announced that Dr Elliot Goldstein had agreed to step down from his position as Chief Executive Officer and from the Board of the Company. Mr Tim Edwards, then Chief Operating Officer, was appointed acting Chief Executive with effect from that date.

Financial Review

Profit and loss account

The loss for the six months ended 31 October 2002 decreased to £8.1 million (2001: £8.4 million). In 2002, revenue was derived from the research and development collaborations with Serono and GeneSoft. Income of £0.6 million was recognised from the collaboration with Serono thus completing recognition of the US$5 million received from Serono in November 2000. In the six months ended 31 October 2002 a total of US$5 million (£3.2 million) was received from GeneSoft; £0.1 million has been recognised as income in the period with £3.1 million deferred until future periods. In 2001 revenue was derived solely from the Serono collaboration.

Research and development expenditure decreased by £4.1 million in the half year to £6.7 million (2001: £10.8 million). Cost reduction initiatives, principally arising from the transfer of certain pre-clinical facilities to OSI Pharmaceuticals Inc in September 2001, account for savings of £3.7 million with expenditure on the product portfolio reduced by £0.4 million. Administrative expenses were £2.9 million (2001: £2.3 million) including costs of £1.3 million relating to the aborted merger discussions with MorphoSys A.G. Excluding these costs, administrative expenses were reduced by £0.7 million due to the cost reduction initiatives.

Profit on disposal of fixed assets was £nil (2001: £1.9 million) with the profit in 2001 resulting from the transfer of pre-clinical operations to OSI. Interest receivable was lower at £0.9 million (2001: £1.6 million) due to lower cash balances and rates of interest. Provision has been made against the value of investments in collaborators of £0.8 million (2001: £nil) which reflects the fall in value of biotechnology stocks. Research and development tax credits of £0.7 million (2001: £0.7 million) were recognised as the Company believes it will satisfy the requirements of the Finance Act 2000 in the year ending 30 April 2003.

Cash flow

Cash and short-term deposits at 31 October 2002 were £42.8 million, compared with £50.4 million at 30 April 2002 and £62.2 million at 31 October 2001. The net cash outflow in the half-year of £7.6 million (2001: £2.8 million) benefited from the receipt of US$5 million (£3.2 million) from GeneSoft Inc. while last year’s outflow benefited from the receipt of £8.2 million from OSI. Excluding these items, the cash outflow in the half-year was £10.8 million (2001: £11.0 million). The lower levels of operating expenditure referred to above were largely offset by higher payments to creditors.

Unaudited consolidated profit and loss account for the half year ended 31 October 2002

	Half year ended 31 October 2002 £000		Half year ended 31 October 2001 £000		Full year ended 30 April 2002 £000
Turnover	725		722		1,450
Research and development expenditure	(6,718)		(10,810)		(21,256)
Administrative expenses (note 2)	(2,889)		(2,307)		(3,759)

Operating loss	(8,882)		(12,395)		(23,565)
Profit on disposal of fixed assets (note 3)	—		1,945		2,505

Loss on ordinary activities before interest	(8,882)		(10,450)		(21,060)
Interest receivable	939		1,589		2,820
Interest payable	(121)		(147)		(278)
Amounts written off investments (note 4)	(799)		—		(324)

Loss on ordinary activities before taxation	(8,863)		(9,008)		(18,842)
Taxation	720		653		1,608

Loss for the period	(8,143)		(8,355)		(17,234)
Loss per share (basic and diluted) (note 5)	(1.2	)p	(1.3	)p	(2.6	)p

Unaudited statement of total recognised gains and losses for the half year ended 31 October 2002

	Half year ended 31 October 2002 £000	Half year ended 31 October 2001 £000	Full year ended 30 April 2002 £000
Consolidated loss for the period	(8,143)	(8,355)	(17,234)
Translation of overseas subsidiary financial statements	—	—	3

Total losses recognised for the period	(8,143)	(8,355)	(17,231)

Unaudited consolidated balance sheet

	At 31 October 2002 £000	At 31 October 2001 £000	At 30 April 2002 £000
Fixed assets
Intangible assets	1,876	1,186	1,987
Tangible assets	8,016	7,301	7,996
Investments	1,107	824	1,906

	10,999	9,311	11,889
Current assets
Debtors	3,638	2,493	3,119
Short-term deposits and investments	42,279	61,811	50,106
Cash	528	394	308

	46,445	64,698	53,533
Current liabilities
Creditors: amounts falling due within one year	(6,869)	(8,284)	(8,607)

Net current assets	39,576	56,414	44,926

Total assets less current liabilities	50,575	65,725	56,815

Creditors: amounts falling due after more than one year	(3,993)	(1,913)	(1,683)
Provision for liabilities and charges	(250)	(200)	(250)

Net assets	46,332	63,612	54,882

Capital and reserves
Share capital	33,376	33,353	33,375
Share premium account	298,615	298,615	298,615
Other reserve	10,008	10,008	10,008
Profit and loss account	(295,667)	(278,364)	(287,116)

Total equity shareholders’ funds	46,332	63,612	54,882

Approved by the Board of Directors, 4 December 2002

Unaudited consolidated cash flow statement for the half year ended 31 October 2002

	Half year ended 31 October 2002 £000	Half year ended 31 October 2001 £000	Full year ended 30 April 2002 £000
Net cash outflow from operating activities	(7,969)	(10,141)	(19,309)
Return on investments and servicing of finance	1,057	1,279	2,351
Taxation—overseas	—	—	4
Capital expenditure (note 7)	(529)	6,270	2,686

Cash utilised by operations	(7,441)	(2,592)	(14,268)
Management of liquid resources	7,827	2,473	14,249
Financing	(174)	(173)	(342)

Increase/(decrease) in cash in the period	212	(292)	(361)

Reconciliation of net cash flow to movement in net funds
Increase/(decrease) in cash in the period	212	(292)	(361)
Cash used to decrease debt and lease financing	175	201	462
Net movement in liquid resources	(7,827)	(2,473)	(14,249)
Exchange adjustment	24	(20)	18

Movement in net funds in the period	(7,416)	(2,584)	(14,130)
Net funds at start of the period	48,328	62,458	62,458

Net funds at end of the period (note 8)	40,912	59,874	48,328

1.	The interim financial information on the Group set out above has been prepared on the basis of the accounting policies set out in the Group’s statutory accounts for the year ended 30 April 2002. This interim financial information does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 but has been reviewed by the auditors in accordance with bulletin 1999/4 issued by the Auditing Practices Board. The Group’s statutory accounts for the year ended 30 April 2002 have been delivered to the Registrar of Companies; the report of the auditors on these accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Act.
2.	Administrative expenses of £2.9 million (2001: £2.3 million) include £1.3 million (2001: £nil) of costs related to the aborted merger discussion with MorphoSys AG.
3.	The profit on disposal of fixed assets in 2001 arises from the agreement signed with OSI whereby 59 British Biotech employees transferred to OSI along with the leases on two properties and certain fixed assets.
4.	Amounts written off investments of £0.8 million (2001: £nil) consist of a permanent diminution in value of listed investments of £0.3 million, and a permanent diminution in value of unlisted investments of £0.5 million.
5.	Loss per share is based on the loss attributable to shareholders of £8.1 million (2001: £8.4 million) and on 668 million shares (2001: 667 million), being the weighted average number of shares in issue for the half year.
6.	The directors do not propose a dividend for the period.
7.	Capital expenditure consists of purchase of fixed assets of £0.5 million (2001: £0.6 million) less proceeds on the sale of fixed assets of £nil (2001: £6.8 million).
8.	Net funds consist of cash at bank and short-term deposits and investments of £42.8 million (2001: £62.2 million) less £1.9 million of secured loans (2001: £2.3 million).
9.	A copy of the interim results for the six months ended 31 October 2002 will be sent to shareholders before the end of December 2002. Further copies of the interim results are available from the Company’s registered office at: British Biotech plc, Watlington Road, Oxford OX4 6LY.”

PART IV

FINANCIAL INFORMATION RELATING TO RIBOTARGETS

This Part IV consists of an Accountants’ Report with respect to financial information on RiboTargets Holdings plc for the three years ended 31 December 2002.

The Directors and Proposed Directors                                                                          PricewaterhouseCoopers LLP

British Biotech plc                                                                                                         1 Embankment Place

Watlington Road                                                                                                             London

Oxford                                                                                                                             WC2N 6RH

OX4 6LY

J. P. Morgan plc

125 London Wall

London

EC2Y 5AJ

21 March 2003

Dear Sirs

Introduction

We report on the consolidated financial information set out below. This consolidated financial information has been prepared for inclusion in the combined Circular and Listing Particulars (“the Listing Particulars”) dated 21 March 2003 of British Biotech plc (“the Company”).

RiboTargets Holdings plc and its subsidiary are collectively referred to in this report as “the RiboTargets Group” or “the Group”.

Basis of preparation

The consolidated financial information set out below is based on the audited consolidated statutory accounts of RiboTargets Holdings plc for the three years ended 31 December 2002, and has been prepared on the basis set out in Note 1, after making such adjustments as we consider necessary.

Responsibility

Such consolidated financial statements of RiboTargets Holdings plc are the responsibility of the directors of RiboTargets Holdings plc who approved their issue.

The Directors and Proposed Directors of the Company are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the consolidated financial information set out in our report from the statutory accounts, to form an opinion on the financial information, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the consolidated financial information. The evidence included that previously obtained by us or PricewaterhouseCoopers relating to the audits of the consolidated financial statements of RiboTargets Holdings plc. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the consolidated financial statements of RiboTargets Holdings plc underlying the consolidated financial information and whether the accounting policies are appropriate to the circumstances of the RiboTargets Group, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the consolidated financial information gives, for the purposes of the Listing Particulars, a true and fair view of the consolidated state of affairs of the RiboTargets Group as at the dates stated and of its consolidated results, consolidated statement of total recognised gains and loses and cash flows for the periods then ended.

Consolidated Profit and Loss Account for the three years ended 31 December 2002

	Note	2002 £000	2001 £000	2000 £000
Turnover	2	2,733	2,561	145
Research and development costs		(9,928)	(5,922)	(3,672)
Administrative expenses		(1,886)	(1,093)	(663)
Other operating income	3	6	512	352

Operating loss		(9,075)	(3,942)	(3,838)
Interest receivable	6	346	385	204
Interest payable and similar charges	7	(101)	(94)	(94)

Loss on ordinary activities before taxation	8	(8,830)	(3,651)	(3,728)
Tax on loss on ordinary activities	9	1,107	667	300

Retained loss for the financial year	21	(7,723)	(2,984)	(3,428)

All revenue and expenses shown in the profit and loss account were generated from continuing operations.

There is no difference between the loss on ordinary activities before taxation and the retained loss for the year stated above, and their historical cost equivalents.

Statement of group total recognised gains and losses for the three years ended 31 December 2002

	Note	2002 £000	2001 £000	2000 £000
Loss for the financial year	21	(7,723)	(2,984)	(3,428)

Total recognised losses for the year		(7,723)	(2,984)	(3,428)

Consolidated Balance Sheets as at 31 December

	Note	2002 £000	2001 £000	2000 £000
Fixed assets
Intangible assets	10	—	—	—
Tangible assets	11	1,548	1,407	1,132

Current assets
Debtors	12	1,766	1,183	2,070
Short term investments	13	4,312	13,098	4,609
Cash at bank and in hand		29	134	500

		6,107	14,415	7,179
Creditors: amounts falling due within one year	14	(2,642)	(3,245)	(3,523)

Net current assets		3,465	11,170	3,656

Total assets less current liabilities		5,013	12,577	4,788
Creditors: amounts falling due after more than one year	14	(641)	(582)	(423)

Net assets		4,372	11,995	4,365

Capital and reserves
Called up share capital	18	1,217	1,214	1,599
Share premium account	20	22,498	22,401	11,402
Profit and loss account	21	(19,343)	(11,620)	(8,636)

Shareholders’ funds	22	4,372	11,995	4,365

Equity shareholders’ funds		(19,181)	(11,559)	(8,577)
Non equity shareholders’ funds		23,553	23,554	12,942

Total shareholders’ funds	22	4,372	11,995	4,365

Consolidated Cash Flow Statement for the three years ended 31 December 2002

	Note	2002 £000	2001 £000	2000 £000
Net cash outflow from operating activities	23	(8,736)	(2,571)	(2,626)

Returns on investment and servicing of finance
Interest received		346	385	206
Interest paid on finance leases		(101)	(94)	(94)

Net cash inflow from returns on investment and servicing of finance		245	291	112

Taxation
UK corporation tax—research and development tax credits received		669	307	—

Capital expenditure
Purchase of tangible fixed assets		(922)	(799)	(633)
Purchase of intangible fixed assets		(550)	—	—

Net cash outflow before use of liquid resources and financing		(9,294)	(2,772)	(3,147)

Management of liquid resources
Purchase of short term investments		8,786	(8,489)	(2,684)

Financing
Issue of shares		—	10,831	6,000
Expenses of share issues		(25)	(191)	(100)
Proceeds from sale and leaseback of assets		1,152	687	610
Repayment of principal under finance leases		(724)	(432)	(383)

Net cash inflow from financing		403	10,895	6,127

(Decrease)/increase in cash	24	(105)	(366)	296

Notes To The Financial Information For The Three Years Ended

31 December 2002

1.    Principal Accounting Policies

The financial information has been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the principal Group accounting policies, which have been applied consistently, is set out below.

Adoption	of new accounting standards

In the year ended 31 December 2002 the Group adopted Financial Reporting Standard 19 (“Deferred Tax”) and the financial information for the three years ended 31 December 2002 has been prepared on this basis. The adoption of this standard has not had any effect on the results for the three year period.

Basis	of consolidation

The consolidated financial information, which has been prepared under the historical cost convention, includes the financial information of RiboTargets Holdings plc and all its subsidiary undertakings (together, the “Group”), made up to 31 December.

Financial	instruments

The Group does not enter into derivative financial instruments and has no financial liabilities other than finance leases, loans and trade creditors. Financial assets and liabilities are recognised and cease to be recognised on the basis of when the related legal title or obligations pass to or from the Group. Short-term deposits are included within short-term deposits and investments. Cash consists solely of cash at bank and in hand.

Tangible	fixed assets

Freehold land and assets in the course of construction are not depreciated. Depreciation is calculated to write off the cost less residual value of other tangible fixed assets in equal annual instalments over their estimated useful lives as follows:

Leasehold land and buildings	over the lease term
Laboratory equipment	20-33.3 per cent.
Fixtures and fittings	20-33.3 per cent.
Computer equipment	33.3 per cent.

The profit arising on the sale of owned assets that are subsequently leased back under an operating lease is recognised at the time of disposal.

Research	and development

Expenditure on research and development is written off in the year in which it is incurred.

Foreign	currencies

Transactions in foreign currencies are translated into sterling at an average rate of exchange. Assets and liabilities in foreign currencies are re-translated into sterling at the rate of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with through the profit and loss account.

The financial information of overseas subsidiaries is translated using the net investment method; the amounts in the balance sheet are translated at the closing rate and the amounts in the profit and loss account are translated at an average rate. Exchange differences on translation are taken directly to reserves.

Short-term	investments

Deposits which are not repayable on demand are treated as short-term investments. Movements in such deposits are included under ‘Management of liquid resources’ in the Group’s cash flow statement.

Employee	share schemes

The charge for the shares awarded under employee share schemes is recognised in the consolidated profit and loss account as the difference between the market value of the shares at the date of grant and any consideration to be received on the exercise of the shares. The charge is based on estimated staff turnover and share price growth and is accrued in the profit and loss account reserve.

In accordance with the provisions of UITF Abstract 25, ‘National insurance contributions on share option gains’, the Group makes charges to the profit and loss account for the potential employer’s national insurance liability on options granted, spread over the vesting period of those options.

Leasing	and hire purchase commitments

The cost of operating leases is charged to the profit and loss account as incurred. Assets acquired under finance leases are included in the balance sheet as fixed assets and depreciated over the shorter of their useful lives and the lease term. Interest is charged to the profit and loss account. Provision is made for the estimated costs of the present obligations to reinstate lease buildings to their original state.

Deferred	taxation

Provision is made for deferred tax liabilities and assets, using full provision accounting, otherwise known as the incremental liability method, when an event has taken place by the balance sheet date which gives rise to an increased or reduced tax liability in the future in accordance with FRS 19. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. An asset is not recognised where the transfer of economic benefits in the future is uncertain. Deferred tax is measured on a non-discounted basis.

Pension	scheme arrangements

Pension costs relate to defined contribution schemes. Contributions are charged to the profit and loss account as incurred. The Group has no obligation to the pension schemes beyond the payment of contributions. The Group does not offer any other post-retirement benefits.

Turnover

Turnover represents income from collaborative agreements and revenue grants and amounts invoiced, excluding value added tax, to customers in respect of goods supplied and services rendered.

Revenues from collaborative research agreements which are related to time are recognised in proportion to the work completed. Revenues from collaborative research agreements which are related to the achievement of specified objectives are recognised when those objectives have been met.

Grants

Grants for revenue expenditure are credited to revenue so as to match the related expenditure.

Intangible assets

Payments made to third parties to acquire licences to develop their intellectual property are written off over a period not to exceed the remaining patent life after taking into account the risk factors associated with pharmaceutical development.

2.    Turnover

The directors are of the opinion that the Group has only one class of business.

(a)	An analysis of turnover by geographical market is given below:

	2002 £000	2001 £000	2000 £000
United States of America	2,190	2,190	—
United Kingdom	543	371	145

	2,733	2,561	145

All turnover and losses before taxation originated in the United Kingdom.

(b)	The analysis of turnover is as follows:

	2002	2001	2000
	£000	£000	£000
Pharmaceutical research and development
Collaborative agreements	2,190	2,190	—
Other	543	371	145

	2,733	2,561	145

3.    Other Operating Income

	2002 £000	2001 £000	2000 £000
Rental income	—	373	352
Hire of scientific equipment	6	20	—
Exchange gain	—	119	—

	6	512	352

4.    Directors’ Emoluments

	2002 £000	2001 £000	2000 £000
Aggregate emoluments	523	514	412
Contributions to defined contribution pension schemes	31	27	23
Sums paid to third parties for directors’ services	33	38	51

	587	579	486

Retirement benefits are accruing to four (2001: three, 2000: three) directors under a defined contribution pension scheme.

	2002 £000	2001 £000	2000 £000
Highest paid director
Aggregate emoluments	193	223	181
Contributions to defined contribution pension schemes	10	9	9

	203	232	190

Details of the individual emoluments of the proposed directors of the Merged Group for the year ended 31 December 2002 are set out below:

	Salary/Fees	Benefits	Perfomance related Bonus	Compensation for loss of office	2002 Total	2002 Pension
	£000	£000	£000	£000	£000	£000
Simon Sturge	192	1	—	—	193	10
Ian Kent	34	—	—	—	34	—

Total	226	1	—	—	227	10

Details of the individual emoluments of the proposed directors of the Merged Group for the year ended 31 December 2001 are set out below:

	Salary/Fees	Benefits	Perfomance related Bonus	Compensation for loss of office	2001 Total	2001 Pension
	£000	£000	£000	£000	£000	£000
Simon Sturge	184	—	39	—	223	9
Ian Kent	30	—	—	—	30	—

Total	214	—	39	—	253	9

Details of the individual emoluments of the proposed directors of the Merged Group for the year ended 31 December 2000 are set out below:

	Salary/Fees	Benefits	Perfomance related Bonus	Compensation for loss of office	2000 Total	2000 Pension
	£000	£000	£000	£000	£000	£000
Simon Sturge	157	—	24	—	181	9
Ian Kent(1)	6	—	—	—	6	—

Total	163	—	24	—	187	9

(1)	From date of appointment to 31 December 2000.

The interests of the directors in RiboTargets Holdings plc’s ordinary shares of 10 pence each, which are beneficially held, are set out below:

	At 31 December 2002 Number	At 31 December 2001 Number	At 31 December 2000 Number
Ordinary shares of 10p each
Mr S J Sturge	75,000	75,000	75,000

Other than shown in the table above no director had any interest in the shares of RiboTargets Holdings plc at 31 December 2002.

Details of options held by directors between 1 January 2002 and 31 December 2002 are set out below:

	At 1 January 2002 Number	Granted in year Number	At 31 December 2002 Number	Exercise price per share		Date from which exercisable	Expiry date
Mr S J Sturge	100,000	—	100,000	£1.00		1 October 1999*	1 October 2008
Mr S J Sturge	60,000	—	60,000	£2.00		2 November 2003	2 November 2010
Mr S J Sturge	422,000	—	422,000	£3.00		19 December 2002	19 December 2011
Mr S J Sturge	—	2,878	2,878	£1.32	†	1 September 2005	1 March 2006
Dr D J C Knowles	90,000	—	90,000	£1.00		22 December 2000*	22 December 2009
Dr D J C Knowles	40,000	—	40,000	£2.00		2 November 2003	2 November 2010
Dr D J C Knowles	308,000	—	308,000	£3.00		19 December 2002	19 December 2011
Dr D J C Knowles	—	3,598	3,598	£1.32		1 September 2005	1 March 2006
Mrs S D Lowther	30,000	—	30,000	£1.00		1 October 1999*	1 October 2008
Mrs S D Lowther	12,000	—	12,000	£2.00		2 November 2003	2 November 2010
Mrs S D Lowther	20,000	—	20,000	£2.00		20 December 2003	20 December 2010
Mrs S D Lowther	80,000	—	80,000	£3.00		19 December 2002	19 December 2011
Mrs S D Lowther	—	2,878	2,878	£1.32	†	1 September 2005	1 March 2006
Dr H Finch	85,000	—	85,000	£2.00		20 December 2003	20 December 2010
Dr H Finch	—	80,000	80,000	£3.00		2 February 2005	20 December 2010
Dr H Finch	—	3,598	3,598	£1.32	†	1 September 2005	1 March 2006
Dr H Finch	—	45,000	45,000	£3.00		16 December 2003*	16 December 2012
Mr I F Kent	43,000	—	43,000	£2.00		20 November 2003	20 November 2007
Mr I F Kent	—	10,000	10,000	£3.00		25 June 2005	25 June 2012
Dr B Ross	—	5,000	5,000	£3.00		25 June 2005	25 June 2012
Mr C Samler	—	20,000	20,000	£3.00		25 June 2005	25 June 2012
Dr D U’Prichard	10,000	—	10,000	£1.00		1 July 2000	1 July 2006

*Options are exercisable as follows: 25 per cent. on the first anniversary, 50 per cent. on the second anniversary and fully vest on the third anniversary of the date of grant.

†Options are part of RiboTargets Holdings plc Save As You Earn scheme.

No options lapsed in the year.

No other directors have been granted share options in the shares of RiboTargets Holdings plc or other Group companies.

Details of options held by directors between 1 January 2001 and 31 December 2001 are set out below:

	At 1 January 2001 Number	Granted in year Number	At 31 December 2001 Number	Exercise price per share	Date from which exercisable	Expiry date
Mr S J Sturge	100,000	—	100,000	£1.00	1 October 1999	1 October 2008
Mr S J Sturge	60,000	—	60,000	£2.00	2 November 2003	2 November 2010
Mr S J Sturge	—	422,000	422,000	£3.00	19 December 2002	19 December 2011
Dr D J C Knowles	90,000	—	90,000	£1.00	22 December 2000	22 December 2009
Dr D J C Knowles	40,000	—	40,000	£2.00	2 November 2003	2 November 2010
Dr D J C Knowles	—	308,000	308,000	£3.00	19 December 2002	19 December 2011
Mrs S D Lowther	30,000	—	30,000	£1.00	1 October 1999	1 October 2008
Mrs S D Lowther	12,000	—	12,000	£2.00	2 November 2003	2 November 2010
Mrs S D Lowther	20,000	—	20,000	£2.00	20 December 2003	20 December 2010
Mrs S D Lowther	—	80,000	80,000	£3.00	19 December 2002	19 December 2011
Mr I F Kent	43,000	—	43,000	£2.00	20 November 2003	20 November 2007
Dr D U’Prichard	10,000	—	10,000	£1.00	1 July 2000	1 July 2006

No options lapsed in the year.

No other directors have been granted share options in the shares of RiboTargets Holdings plc or other Group companies.

Details of options held by directors between 1 January 2000 and 31 December 2000 are set out below:

	At 1 January 2000 Number	Granted in year Number	At 31 December 2000 Number	Exercise price per share	Date from which exercisable	Expiry date
Mr S J Sturge	100,000	—	100,000	£1.00	1 October 1999	1 October 2008
Mr S J Sturge	—	60,000	60,000	£2.00	2 November 2003	2 November 2010
Dr D J C Knowles	90,000	—	90,000	£1.00	22 December 2000	22 December 2009
Dr D J C Knowles	—	40,000	40,000	£2.00	2 November 2003	2 November 2010
Mrs S D Lowther	30,000	—	30,000	£1.00	1 October 1999	1 October 2008
Mrs S D Lowther	—	12,000	12,000	£2.00	2 November 2003	2 November 2010
Mrs S D Lowther	—	20,000	20,000	£2.00	20 December 2003	20 December 2010
Mr I F Kent	—	43,000	43,000	£2.00	20 November 2003	20 November 2007
Dr D U’Prichard	10,000	—	10,000	£1.00	1 July 2000	1 July 2006

No options lapsed in the year.

No other directors have been granted share options in the shares of RiboTargets Holdings plc or other Group companies.

5.    Employee Information

The average monthly number of persons (including executive directors) employed by the Group during the year was:

	2002	2001	2000
By activity
Research and development	81	45	26
Administration	14	9	5

	95	54	31

	2002 £000	2001 £000	2000 £000
Staff costs (for the above persons)
Wages and salaries	3,903	2,336	1,261
Social security costs	406	260	125
Other pension costs	309	145	102

	4,618	2,741	1,488

6.    Interest Receivable

	2002 £000	2001 £000	2000 £000
Bank Interest	346	385	204

7.    Interest Payable and Similar Charges

	2002 £000	2001 £000	2000 £000
Interest payable on finance leases	101	94	94
Other interest payable	—	—	—

	101	94	94

8.    Loss On Ordinary Activities Before Taxation

Loss on ordinary activities before taxation is stated after charging:

	2002 £000	2001 £000	2000 £000
Depreciation of tangible fixed assets:
—owned assets	156	88	78
—assets held under finance leases	625	436	338
Amortisation of intangible fixed assets	650	—	—
Auditors’ remuneration:
—audit	12	11	10
—tax services	9	8	4
—accountancy services	4	3	2
—other services to the Group	15	1	—
Operating lease rentals:
—plant and machinery	5	41	3
—other assets	698	611	600
Loss on disposal of tangible fixed assets	—	1	—

9.    Tax On Loss On Ordinary Activities

	2002 £000	2001 £000	2000 £000
United Kingdom corporation tax credit at 16 per cent. (2001: 16 per cent.; 2000: 16 per cent.)	(1,098)	(660)	(300)
Under provision in respect of prior years—current taxation	(9)	(7)	—

	(1,107)	(667)	(300)

Factors affecting the tax charge for the period

	2002 £000	2001 £000	2000 £000
Loss before tax at 16 per cent.	(1,413)	(584)	(596)
Expenses not deductible for tax purposes	7	12	18
Tax losses	651	131	364
Enhanced Research and Development expenditure	(366)	(220)	(100)
Under provision in respect of prior years	(9)	(7)	—
Difference between capital allowance and depreciation	22	(1)	10
Other short term timing differences	1	2	4

	(1,107)	(667)	(300)

No corporation tax liability arises on the results for the period due to the loss incurred. A tax credit has arisen as a result of tax losses being surrendered in respect of research and development expenditure.

At 31 December 2002, there were tax losses available for carry forward of approximately £12,600,000 subject to agreement of the Inland Revenue (2001: £8,200,000, 2000: £5,900,000).

10.    Intangible assets

	2002 £000	2001 £000	2000 £000
Cost
At 1 January	—	—	—
Additions	650	—	—

At 31 December	650	—	—

Amortisation
At 1 January	—	—	—
Impairment	650	—	—

At 31 December	650	—	—

Net book value At 31 December	—	—	—

At 1 January	—	—	—

Intangible fixed assets represent payments made to third parties to acquire licences to develop their intellectual property. The accounting policy for such assets is set out in Note 1. During 2002 payments totalling £649,999 in cash and shares were under the terms of agreements entered into by the Group, through which the Group acquired access to certain rights to compounds and knowledge to be developed and commercialised by the Group.

The payments have been capitalised in accordance with Financial Reporting Standard 10 (‘‘Goodwill and intangible assets’’). However, due to the early stage nature of the programmes, the directors believe that it is appropriate to immediately write off the intangible assets so created. Accordingly net operating expenses in the year reflect a £649,999 charge relating to the write-off of this asset.

11.    Tangible Assets

	Leasehold improvements £000	Laboratory equipment £000	Fixtures and fittings £000	Computer equipment £000	Capital Projects in progress £000	Total £000
Cost
At 1 January 2000	279	416	145	147	203	1,190
Additions	30	593	—	9	—	632
Transfers	—	203	—	—	(203)	—
Disposals	—	—	(65)	—	—	(65)

At 31 December 2000	309	1,212	80	156	—	1,757
Additions	50	453	102	195	—	800
Disposals	—	—	—	(2)	—	(2)

At 31 December 2001	359	1,665	182	349	—	2,555

Additions	78	755	52	37	—	922
Disposals	—	—	—	—	—	—

At 31 December 2002	437	2,420	234	386	—	3,477

Depreciation
At 1 January 2000	15	133	70	56	—	274
Charge for the year	102	237	26	51	—	416
Disposals	—	—	(65)	—	—	(65)

At 31 December 2000	117	370	31	107	—	625
Charge for the year	107	307	37	73	—	524
Disposals	—	—	—	(1)	—	(1)

At 31 December 2001	224	677	68	179	—	1,148

Charge for the year	118	506	67	90	—	781
Disposals	—	—	—	—	—	—

At 31 December 2002	342	1,183	135	269	—	1,929

Net book value
At 31 December 2002	95	1,237	99	117	—	1,548

At 31 December 2001	135	988	114	170	—	1,407

At 31 December 2000	192	842	49	49	—	1,132

Included in the table above are assets held under finance leases and hire purchase contracts, capitalised and included in leasehold improvements, laboratory equipment, fixtures and fittings and computer equipment as follows:

	2002 £000	2001 £000	2000 £000
Cost	2,137	1,793	1,295
Aggregate depreciation	(868)	(761)	(464)

Net book value	1,269	1,032	831

12.    Debtors

	2002 £000	2001 £000	2000 £000
Amounts falling due within one year
Trade debtors	—	—	1,500
Other debtors	62	89	74
Corporation tax	1,098	661	300
Prepayments and accrued income	606	433	196

	1,766	1,183	2,070

13.    Short Term Investments

	2002 £000	2001 £000	2000 £000
Short term investments	4.312	13,098	4,609

14.    Creditors: amounts falling due within one year

	2002 £000	2001 £000	2000 £000
Trade creditors	1,031	1,016	822
Finance lease and hire purchase obligations	777	408	312
Taxation and social security	126	199	84
Other creditors	52	31	214
Accruals and deferred income	656	1,591	2,091

	2,642	3,245	3,523

Creditors: amounts falling due after more than one year
Finance lease obligations	641	582	423

	2002 £000	2001 £000	2000 £000
Finance lease obligations are repayable as follows:
Within one year	777	408	312
Between one and two years	623	322	179
Between two and five years inclusive	18	260	244

	1,418	990	735

15.    Deferred Taxation

No deferred taxation has been provided in the financial statements. The analysis of unprovided deferred tax (assets)/liabilities is as follow:

	2002 £000	2001 £000	2000 £000
The effect of timing differences:
Excess of capital allowances over depreciation	173	38	28
Losses	(3,794)	(2,458)	(2,220)
Other	(8)	(7)	(4)

	(3,629)	(2,427)	(2,196)

The potential deferred tax asset in respect of cumulative losses has not been recognised in this financial information, as there is no immediate prospect of these being utilised.

16.    Pensions

The Group operates a defined contribution scheme. The pension charge for the year was £309,098 (2001: £146,110; 2000: £102,236). Included within other creditors is an amount relating to pension contributions unpaid at the year end of £41,507 (2001: 23,536; 2000: £13,071).

17.     Financial Instruments

The Group’s objectives in using financial instruments are to maximise the returns of funds held as short term investments, to conserve cash resources by entering financing arrangements for the acquisition of major capital assets and to generate additional cash resources through the issue of shares when market conditions are appropriate.

Where there is a substantial transaction or a potential currency risk, a currency hedge is put in place for each specific transaction.

The balance sheet positions at 31 December 2002, 2001 and 2000 are not representative of the positions throughout the year as cash and short term investments fluctuate considerably depending on when fund raising activities have occurred.

Short term debtors and creditors have been excluded from all the following disclosures, other than currency risk disclosures, as permitted by Financial Reporting Standard 13, ‘Derivatives and other financial instruments’.

Interest	rate risk profile of the Group’s financial assets

The cash and bank balances and short term investments of the Group are shown in the consolidated balance sheet. With the exception of a nominal amount held in euros, the Group maintains all cash and bank balances in sterling accounts. Cash and bank balances represent floating rate cash held in current accounts and deposit accounts with banks at interest rates based on LIBID. Short term investments represent amounts held in managed funds. These funds are actively managed by independent fund managers.

Interest	rate risk profile of the Group’s financial liabilities

The Group’s liabilities, other than short term creditors, were all in sterling at fixed rates of interest and were in respect of finance lease agreements for the purchase of capital assets. The maturity profile and amounts outstanding are disclosed in note 14. The weighted average interest rate and period remaining on liabilities at 31 December 2002 was 8.7 per cent. and 1.4 years (2001: 9.5 per cent. and 2.7 years, 2000: 11.0 per cent. and 3.1 years).

Currency	risk

The Group had no significant commitments in foreign currencies throughout the period.

Borrowing	facilities

There were no borrowing facilities at 31 December 2002, 31 December 2001 or at 31 December 2000.

Fair	values

There is no material difference between the fair value of financial instruments and the carrying values because of the short maturity period of these financial instruments.

18.     Share Capital

	2002 Number	2002 £000	2001 Number	2001 £000	2000 Number	2000 £000
Authorised
Ordinary shares of 10p each	3,620,500	362	3,620,500	362	1,600,500	160
‘A’ ordinary shares of 10p each	7,928,630	793	7,928,630	793	2,295,565	230
‘B’ ordinary shares of 10p each	11,000,007	1,100	11,000,007	1,100	—	—
Unclassified shares of £1 each	6,220,057	6,220	6,220,057	6,220	6,774,195	6,774
‘A’ convertible preference shares of 10p each	—	—	—	—	6,774,195	677
‘B’ convertible preference shares of 10p each	—	—	—	—	5,925,000	593
‘B2’ convertible preference shares of 5p each	—	—	—	—	825,000	41

		8,475		8,475		8,475

Allotted, called up and fully paid
Ordinary shares of 10p each	526,533	53	493,200	49	587,500	59
‘A’ ordinary shares of 10p each	7,718,233	772	7,718,233	772	2,295,565	230
‘B’ ordinary shares of 10p each	3,923,808	392	3,923,808	393	—	—
‘A’ convertible preference shares of 10p each	—	—	—	—	6,774,195	676
‘B’ convertible preference shares of 10p each	—	—	—	—	5,925,000	593
‘B2’ convertible preference shares of 5p each	—	—	—	—	825,000	41

		1,217		1,214		1,599

On 22 October 2002, 33,333 ordinary shares of 10p each were issued at £3 per share in consideration for intellectual property rights.

The ‘A’ and ‘B’ ordinary shares will be converted into ordinary shares immediately prior to a listing on a one for one basis and can be converted to ordinary shares at any time on the same basis subject to written notice being received.

On 25 September 2001 a third financing round was completed. The first tranche of consideration of £10,818,331, was satisfied by the issue of 3,606,111 ‘B’ ordinary shares of 10p each at £3 per share. Two subsequent tranches of £10,090,834 and £10,090,632 are payable on 31 December 2002 and 31 December 2003 respectively, for ‘B’ ordinary shares of 10p each, or as required during that period.

On the same date 107,300 ordinary shares of 10p each were converted into 107,300 ‘B’ ordinary shares of 10p each, 210,397 ‘A’ ordinary shares of 10p each were converted into 210,397 ‘B’ ordinary shares of 10p each and 13,000 options in ordinary shares of 10p each were exercised.

The ‘A’ convertible preference shares of 10p each at 31 December 2000 were converted during the year into ‘A’ ordinary shares at a rate of one ordinary share for every three preference shares.

The ‘B’ and ‘B2’ convertible preference shares of 10p and 5p each respectively at 31 December 2000 were converted during the year into ‘A’ ordinary shares at a rate of one ordinary share for every two preference shares.

The ‘A’ and ‘B’ ordinary shares will be converted into ordinary shares immediately prior to a listing on a one for one basis and can be converted to ordinary shares at any time on the same basis subject to written notice being received.

Upon a distribution of capital, ‘B’ ordinary shareholders would be entitled to 1.2 times the subscription price of their shareholding. ‘A’ ordinary shareholders would then be entitled to receive the original subscription price paid for their shares from any remaining capital. Finally, ordinary shareholders would be entitled to the balance of capital after distributions to ‘A’ and ‘B’ ordinary shareholders. In all other respects the ‘A’ and ‘B’ ordinary shares rank pari passu with the ordinary shares.

19.    Options Over Shares Of RiboTargets Holdings plc

Date granted	2000 Number of shares	2001 Number of shares	2002 Number of shares	Exercise price	Date from which exercisable	Expiry date
Approved scheme
1 October 1998	112,000	85,000	85,000	£1.00 per share	1 October 1999	1 October 2008
19 October 1998	7,000	7,000	7,000	£1.00 per share	19 October 2001	19 October 2008
22 December 1999	34,000	34,000	31,000	£1.00 per share	22 December 2000	22 December 2009
2 November 2000	226,000	218,000	178,000	£2.00 per share	2 November 2003	2 November 2010
29 November 2000	6,000	6,000	3,000	£2.00 per share	29 November 2003	29 November 2010
20 December 2000	70,000	70,000	70,000	£2.00 per share	20 December 2003	20 December 2010
2 April 2001	—	80,000	77,000	£2.00 per share	2 April 2004	2 April 2011
19 December 2001	—	125,000	236,500	£3.00 per share	19 December 2004	19 December 2011
25 June 2002	—	—	60,500	£3.00 per share	25 June 2005	19 December 2012
16 July 2002†	—	—	196,378	£1.32 per share	16 July 2005	16 March 2006
16 December 2002	—	—	19,500	£3.00 per share	16 December 2005	16 December 2012

Unapproved scheme
1 October 1998	175,000	175,000	175,000	£1.00 per share	1 October 1999	1 October 2008
12 October 1998	35,000	35,000	35,000	£1.00 per share	12 October 2001	12 October 2008
1 July 1999	10,000	10,000	10,000	£1.00 per share	1 July 2000	1 July 2006
22 December 1999	103,000	103,000	103,000	£1.00 per share	22 December 2000	22 December 2009
20 November 2000	128,000	128,000	128,000	£2.00 per share	20 November 2003	20 November 2007
20 December 2000	35,000	35,000	35,000	£2.00 per share	20 December 2003	20 December 2010
19 December 2001	—	1,105,000	982,000	£3.00 per share	19 December 2002	19 December 2011
2 February 2002	—	—	80,000	£3.00 per share	2 February 2005	2 February 2012
25 June 2002	—	—	48,000	£3.00 per share	25 June 2005	25 June 2012
16 December 2002	—	—	45,000	£3.00 per share	16 December 2003*	16 December 2012

*	Options are exercisable as follows: 25 per cent. on the first anniversary, 50 per cent. on the second anniversary and fully vest on the third anniversary of the date of grant.
†	Options are part of the RiboTargets Holdings plc Save As You Earn scheme, and were granted at a discount to the Inland Revenue Share Valuation Division agreed market price.

Movements in options over 10p ordinary shares are as follows:

	2002 Number	2001 Number	2000 Number
At 1 January	2,216,000	941,000	476,000
Granted during the year	452,976	1,312,000	465,000
Exercised during the year	—	(13,000)	—
Lapsed during the year	(64,098)	(24,000)	—

At 31 December	2,604,878	2,216,000	941,000

20.    Share Premium Account

£000
Group
At 1 January 2000	—
Issue of ‘A’ convertible shares of 10p each in exchange for preference shares of £1 each	6,098
Proceeds from issue of shares net of issue costs of £99,462	5,304

At 31 December 2000	11,402
Conversion of ‘A’ convertible preference shares of 10p each	(6,098)
Conversion of ‘B’ convertible preference shares of 10p each	(5,233)
Issue of ‘A’ ordinary shares in exchange for convertible preference shares	12,078
Premium on issue of shares	10,469
Expenses of share issues	(217)

At 31 December 2001	22,401
Premium on issue of shares	97

At 31 December 2002	22,498

21.    Profit And Loss Account

£000
Group
At 1 January 2000	(5,208)
Loss for the financial year	(3,428)

At 31 December 2000	(8,636)
Loss for the financial year	(2,984)

At 31 December 2001	(11,620)
Loss for the financial year	(7,723)

At 31 December 2002	(19,343)

22.    Reconciliation Of Movements In Shareholders’ Funds

	2002 £000	2001 £000	2000 £000
Loss for the financial year	(7,723)	(2,984)	(3,428)
Net proceeds from issue of share capital	100	10,614	5,900

Net addition to shareholders’ funds	(7,623)	7,630	2,472

Opening shareholders’ funds	11,995	4,365	1,893

Closing shareholders’ funds	4,372	11,995	4,365

	2002 £000	2001 £000	2000 £000
Shareholder’s funds
Equity interests	(19,181)	(11,559)	(8,577)
Non equity interests	23,553	23,554	12,942

Shareholders’ funds	4,372	11,995	4,365

	2002 £000	2001 £000	2000 £000
Non equity shareholders’ interests
‘A’ ordinary shares of 10p each	12,921	12,921	301
‘B’ ordinary shares of 10p each	10,633	10,633	—
‘A’ convertible preference shares of 10p each	—	—	6,774
‘B’ convertible preference shares of 10p each	—	—	5,826
‘B2’ convertible preference shares of 5p each	—	—	41

Non equity shareholders’ interests	23,554	23,554	12,942

Non equity interests represent the nominal value of called up and fully paid shares and the associated share premium fully paid, net of any issue costs on these shares.

23.    Reconciliation Of Operating Loss To Net Cash Outflow From Operating Activities

	2002 £000	2001 £000	2000 £000
Continuing operating activities
Operating loss	(9,075)	(3,942)	(3,838)
Depreciation	781	524	416
Amortisation of intangible fixed assets	650	—	—
Loss on disposal of fixed asset	—	1	—
Decrease/(increase) in trade debtors	—	1,500	(1,500)
Increase in other debtors	27	(15)	(66)
Increase in prepayments and accrued income	(173)	(238)	(162)
Increase in trade creditors	15	168	715
(Decrease)/Increase in other taxation and social security	(73)	116	3
Increase/(Decrease) in other creditors	22	(184)	(74)
(Decrease)/increase in accruals and deferred income	(910)	(501)	1,880

Net cash outflow from operating activities	(8,736)	(2,571)	(2,626)

24.    Reconciliation Of Net Cash Flow To Movement In Net Funds

	2002 £000	2001 £000	2000 £000
(Decrease)/increase in cash for the year	(105)	(366)	296
Cash outflow from purchase of short term investments	(8,786)	8,489	2,684
Cash inflow from sale and leaseback of assets	(1,152)	(687)	(610)
Cash outflow from repayment of finance leases	724	432	383

Movement in net funds in the year	(9,319)	7,868	2,753
Net funds at start of year	12,242	4,374	1,621

Net funds at end of year	2,923	12,242	4,374

25.    Analysis Of Net Funds

	At 1 January 2000	Cash flow	Inception of leasing contracts £000	At 31 December 2000	Cash flow	Inception of leasing contracts	At 31 December 2001	Cash flow	Inception of leasing contracts	At 31 December 2002
	£000	£000		£000	£000	£000	£000	£000	£000	£000
Cash at bank and in hand	204	296	—	500	(366)	—	134	(105)	—	29
Finance leases	(508)	383	(610)	(735)	432	(687)	(990)	724	(1,152)	(1,418)
Current asset investments	1,925	2,684	—	4,609	8,489	—	13,098	(8,786)	—	4,312

Total	1,621	3,363	(610)	4,374	8,555	(687)	12,242	(8,167)	(1,152)	2,923

26.    Capital Commitments

Contracts placed for future capital expenditure not provided in the financial statements amounted to £320,421 at the year end (2001: £354,601; 2000: £nil).

27.    Financial Commitments

At 31 December the Group had annual commitments under non-cancellable operating leases expiring as follows:

	2002		2001		2000
	Land and buildings	Other	Land and buildings	Other	Land and buildings	Other
	£000	£000	£000	£000	£000	£000
In the second of fifth years inclusive	81	3	—	5	—	1
Over five years	617	—	614	—	609	—

	698	3	614	5	609	1

28.    Related Party Transactions

RiboTargets Holdings plc has taken advantage of the exemption available under FRS 8 ‘Related Party Disclosures’ to parent companies not to disclose transactions with 90 per cent. owned subsidiaries which are eliminated on consolidation. There were no other disclosable transactions other than as described below.

During 2002, Cambridge Drug Discovery Limited, of which Mr I Kent was Chairman of the Board of directors at the time, supplied high throughput screening services in the normal course of business to RiboTargets Limited for £nil (2001: £244,000; 2000: £111,000). At the balance sheet date, there was no outstanding balance (2001: £nil; 2000: £nil).

During the year, BioFocus plc, of which Mr I F Kent is a non-executive director, supplied chemical compounds in the normal course of business to RiboTargets Limited for £71,316 (2001: £nil, 2000: £nil). At the balance sheet date, there was no outstanding balance (2001: £nil, 2000: £nil).

During the year, LGC Limited, of which Mr I F Kent was Chairman of the board of directors at the time, supplied chemical compounds in the normal course of business to RiboTargets Limited for £1,942 (2001: £nil, 2000: £nil). At the balance sheet date, there was no outstanding balance (2001: £nil, 2000: £nil).

Dr Barry Ross has supplied consultancy work at a cost of £6,500 (2001: £nil, 2000: £nil), in the normal course of business. At the balance sheet date there was no outstanding balance (2001: £nil, 2000: £nil).

29.    Post balance sheet events

On 6 February 2003, 3,104,871 ‘B’ ordinary shares of 10p each were issued fully paid for consideration of £10,090,830.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

PART V

PRO FORMA FINANCIAL INFORMATION RELATING TO THE MERGED GROUP

The following unaudited pro forma statement of the net assets of the Merged Group is provided for illustrative purposes only and, because of its nature, it may not give a true picture of the financial position of the Merged Group. Its purpose is to illustrate the effect on the net assets of British Biotech as if the Merger had happened on 31 October 2002.

The financial information for British Biotech has been extracted without material adjustment from the unaudited consolidated balance sheet of British Biotech at 31 October 2002 (as set out in Part III of this document) and the financial information for RiboTargets has been extracted without material adjustment from the audited consolidated balance sheet of RiboTargets at 31 December 2002 (as set out in Part IV of this document).

No account has been taken of any transactions of British Biotech during the period since 31 October 2002, or those of RiboTargets during the period since 31 December 2002.

		Adjustments
	British Biotech as at 31 October 2002 £000	RiboTargets as at 31 December 2002 £000	Goodwill on acquisition (Note 3) £000	Proforma Merged Group Total £000
Fixed assets
Intangible assets	1,876	—	24,694	26,570
Tangible assets	8,016	1,548	—	9,564
Investments	1,107	—	—	1,107

	10,999	1,548	24,694	37,241
Current assets
Debtors	3,638	1,766	—	5,404
Short-term deposits and investments	42,279	4,312	—	46,591
Cash	528	29	—	557

	46,445	6,107	—	52,552
Creditors: amounts falling due within one year	(6,869)	(2,642)	—	(9,511)

Net current assets	39,576	3,465	—	43,041

Total assets less current liabilities	50,575	5,013	24,694	80,282
Creditors: amounts falling due after one year	(3,993)	(641)	—	(4,634)
Provisions for liabilities and charges	(250)	—	—	(250)

Net assets	46,332	4,372	24,694	75,398

Notes to the pro forma statement of net assets

1.	The net assets of British Biotech have been extracted without material adjustment from the unaudited consolidated balance sheet of British Biotech at 31 October 2002 (as set out in Part III of this document).

2.	The net assets of RiboTargets have been extracted without material adjustment from the audited consolidated balance sheet of RiboTargets at 31 December 2002 (as set out in Part IV of this document).

3.	Goodwill on the Acquisition is calculated as follows:

	£000	£000
Purchase consideration (note I)	25,866
Acquisition related expenses (note II)	3,200

		29,066
Less tangible net assets of RiboTargets (note III)		(4,372)

		24,694

(I)

Purchase consideration consists of 33,375,889 shares at 77.5 pence being £25,866,000. The calculation of purchase consideration assumes a share consolidation of 20:1 and is based on British Biotech plc’s closing share price on 19 March 2003 of 3.875 pence.

(II)

In connection with the acquisition British Biotech will incur expenses of approximately £3.2 million which relate principally to investment banking fees, legal and accounting, and regulatory filing fees.

(III)

Net assets of RiboTargets have not been adjusted for any event since 31 December 2002, in particular no adjustment has been made for the shareholder cash subscriptions described in paragraph 13.2 of Part VII of this document.

4.	It has been assumed that all RiboTargets share options described in Part IV of these Listing Particulars lapse on completion of the transaction.

5.	No adjustment has been made to take account of the trading results of British Biotech since 31 October 2002 or RiboTargets since 31 December 2002.

6.	No account has been taken of any fair value adjustments that may be made to the net asset of RiboTargets at acquisition.

Set out below is a report from the Reporting Accountants on the unaudited pro forma statement of net assets of the Merged Group.

The Directors and Proposed Directors                                                                         PricewaterhouseCoopers LLP

British Biotech plc                                                                                                        1 Embankment Place

Watlington Road                                                                                                            London

Oxford                                                                                                                            WC2N 6RH

OX4 6LY

J. P. Morgan plc

125 London Wall

London

EC2Y 5AJ

21 March 2003

Dear Sirs

British Biotech plc (“the Company”)

We report on the unaudited pro forma statement of net assets set out in Part V of the Company’s Listing Particulars dated 21 March 2003. The pro forma statement of net assets has been prepared, for illustrative purposes only, to provide information about how the proposed acquisition of RiboTargets Holdings plc might have affected the unaudited consolidated balance sheet of the Company as at 31 October 2002.

Responsibilities

It is the responsibility solely of the Directors and Proposed Directors of the Company to prepare the pro forma statement of net assets in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma statement of net assets and to report our opinion to you. We do not accept, and have been informed by PricewaterhouseCoopers that they do not accept, any responsibility for any reports previously given by us or them on any financial information used in the compilation of the pro forma statement of net assets beyond that owed to those to whom those reports were addressed by us or them at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statement of Investment Circular Reporting Standards and Bulletin 1998/8 “Reporting on pro forma financial information pursuant to the Listing Rules” issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted net assets with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the Directors and Proposed Directors of the Company.

Opinion

In our opinion:

(a)	the pro forma statement of net assets has been properly compiled on the basis stated;

(b)	such basis is consistent with the accounting policies of the Company; and

(c)	the adjustments are appropriate for the purposes of the pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

PART VI

RISK FACTORS

Prospective investors should be aware that an investment in the Merged Group involves a high degree of risk and should be made only by those with the necessary expertise to appraise the investment. In addition to the other information in this document, the following risk factors should be considered in evaluating whether to make an investment in the Merged Group. Additionally, some risks may be unknown to British Biotech and RiboTargets and after the Merger, other risks, currently believed to be immaterial, could turn out to be material. Any or all of these factors could have a material and adverse effect on the Merged Group’s operational results, financial condition and prospects. Furthermore, the trading price of Existing Ordinary Shares, New Ordinary Shares (including Consideration Shares) and ADRs could decline resulting in the loss of all or part of any investment therein.

1.	History of losses

Both British Biotech and RiboTargets are early stage biotechnology companies that have a history of operating losses. No assurance can be given that the operations of the Merged Group will become profitable. These losses have arisen mainly from the costs incurred in research and development of their respective products and general administrative costs. For the year ended 30 April 2002, British Biotech’s pre-tax losses were £18.8 million and for the six months ended 31 October 2002 they were £8.9 million. For the year ended 31 December 2002 RiboTargets’ pre-tax losses were £8.8 million. The Merged Group expects to continue to incur operating losses over the next several years and may never be profitable. To date, each company has generated revenues through licence fees, milestone payments, contract research, and research and development funding from its partners. For the foreseeable future, the Merged Group expects that the level of revenues and operating results will depend on the Merged Group’s ability to enter into new partnerships while maintaining existing partnerships. In order to support the research and development of each company’s drug candidates, the Merged Group plans to incur significant expenses considerably in excess of revenue.

2.	Additional funding requirement

The Merged Group anticipates that the combined available cash resources from British Biotech and RiboTargets, according to the current business plan, will be sufficient to fund its operating losses for at least 12 months. After this date the Merged Group might not have any cash resources, bank credit facility or other working capital credit line under which it might borrow funds for working capital or other general corporate purposes. If the Merged Group’s plans or assumptions change or are inaccurate, it might need to seek capital sooner than anticipated. The Merged Group might seek to raise any funds it needs through public equity offerings. If the Merged Group obtains funds through a bank credit facility or through the issuance of debt securities or preferred shares, this indebtedness or preferred shares would have rights senior to the rights of holders of the Merged Group’s New Ordinary Shares, and the terms could impose restrictions on its operations. If the Merged Group cannot obtain funds on acceptable terms, or at all, it might not be able to carry out its business strategy as contemplated.

3.	Retention and attraction of key employees

The loss of key employees could weaken the Merged Group’s scientific and management capabilities, resulting in delays in the development of its drugs and impacting negatively on the Merged Group’s business. Both British Biotech and RiboTargets are, and the Merged Group will be, significantly dependent on certain scientific and management personnel. Although the Merged Group has entered into employment or consultancy arrangements with each of the Merged Group’s key personnel with the aim of securing their services, the retention of such services cannot be guaranteed. Biotechnology companies such as British Biotech and RiboTargets are highly dependent on employees who have an in-depth and long-term understanding of their companies’ technologies, products, programmes, collaborative relationships and strategic goals. The loss of these key employees could have a negative impact on the business and prospects of the Merged Group.

The biotechnology industry has a highly competitive market for qualified scientific and managerial employees. During the pre-Merger and integration periods, competitors may try to recruit the employees of British Biotech and RiboTargets. Employees of both companies may also decide to leave due to the uncertainty surrounding the Merger. In addition, as the Merged Group develops it may also need to attract new personnel to manage new programmes and to provide the management experience necessary for the Merged Group to make the transition from a development-focused company to a company with strong sales, marketing, production and distribution capabilities.

4.	Management growth and development

If the Merged Group is to meet its strategic goals, it is likely to experience rapid growth. To manage this growth, the Merged Group is likely to have to expand its management and financial controls which may put its management and operational resources under strain. The Merged Group’s failure to meet any growth or development challenges could have a material adverse effect on its results of operations.

5.	Development of the Merged Group’s drug candidates

Because development of drug candidates involves a lengthy and complex process, no assurance can be made that the Merged Group will be able to bring any of the drug candidates it is developing to market. Immediately following the Merger, the Merged Group will have a total of four drug development programmes in clinical trials. British Biotech and RiboTargets are conducting pre-clinical tests on one additional drug development programme. Any drug candidate which the Merged Group wishes to offer commercially to the public must be put through extensive research, development and pre-clinical and clinical testing which will be costly to the Merged Group. This development process takes several years. In addition, the Merged Group or its partners will need to obtain regulatory approvals to conduct clinical trials and manufacture drugs before they can be marketed. Results of pre-clinical studies are not necessarily indicative of results that may be obtained in clinical trials and results in early clinical trials may be different from those obtained in long-term testing or in general use. Adverse or inconclusive results from pre-clinical testing or clinical trials may substantially delay, or halt entirely, the development of products.

The Merged Group may fail to successfully develop a drug candidate for many reasons, including:

•	the failure of the drug in pre-clinical studies;

•	the inability of clinical trials to demonstrate that the drug is safe and effective in humans; or

•	the failure to obtain required regulatory approvals.

6.	Commercial success of the Merged Group’s drug candidates

The drugs that the Merged Group brings to market may not be commercially successful. Neither British Biotech nor RiboTargets has generated any revenue from drug sales, and the Merged Group does not expect to generate significant revenue in the short term. The success of any drug candidate which the Merged Group develops will depend on whether:

•	the Merged Group produces the drug at a reasonable price;

•	doctors prescribe the drug;

•	patients accept the drug; or

•	the drug is more effective than alternative programmes of treatment.

7.	Ability to compete

The Merged Group’s competitors in the biotechnology and pharmaceutical industries may have superior research capability, drugs, manufacturing capability or marketing expertise. The Merged Group’s business faces intense competition from major pharmaceutical companies and specialised biotechnology companies engaged in the development of drugs directed at the conditions and disorders that are the focus of the Merged Group’s drug programmes. Many of the Merged Group’s competitors have significantly greater financial and human resources and may have more experience in research and development. As a result, the Merged Group’s competitors may develop safer or more effective drugs, implement more effective sales and marketing programmes or be able to establish superior proprietary positions. In addition, the Merged Group anticipates that it will face increased competition in the future as new companies enter the Merged Group’s markets and alternative drugs and technologies become available.

The Merged Group’s products under development are expected to address a broad range of markets. The Merged Group’s competition will be determined in part by the potential indications for which the Merged Group’s products are developed and ultimately approved by regulatory authorities. In addition, the first pharmaceutical product to reach the market in a therapeutic or preventive area may be at a significant competitive advantage relative to late entrants to the market. Accordingly, the relative speed with which the Merged Group or its collaborative partners can develop products, complete the clinical trials and approval processes and supply commercial quantities of the products to the market, are expected to be important competitive factors.

8.	Technological changes

The biotechnology and pharmaceutical industries are subject to rapid technological change which could affect the success of the Merged Group’s drugs or make them obsolete. The field of biotechnology is characterised by significant and rapid technological change. Research and discoveries by others may result in medical insights or breakthroughs which render the Merged Group’s drug candidates less competitive or even obsolete before they generate revenue.

9.	Third-party reimbursement

The Merged Group may be adversely affected by third-party reimbursement and healthcare cost containment initiatives. A significant portion of the Merged Group’s future revenue is likely to depend on payments by third-party payers, including government health administration authorities and private health insurers. The Merged Group may not be able to sell its drugs profitably if reimbursement from these sources is unavailable or limited. Third-party payers are increasingly attempting to contain healthcare costs through measures that are likely to impact the drugs the Merged Group is developing, including:

•	challenging the prices charged for healthcare products, by limiting both coverage and the amount of reimbursement for new therapeutic products, and by denying or limiting coverage for drugs that are approved by the regulatory agencies but are considered experimental by third-party payers; and

•	refusing to provide coverage when an approved drug is used in a way that has not received regulatory marketing approval.

10.	Protection of the Merged Group’s intellectual property

If the Merged Group fails to obtain adequate protection for its intellectual property, the Merged Group’s competitors may be able to take advantage of the Merged Group’s research and development efforts. The Merged Group’s success will depend, in large part, on its ability to obtain and maintain patent or other proprietary protection for its technologies in general and, in particular, drugs and processes. The Merged Group may not be able to obtain patent protection for the composition of matter of discovered compounds, processes developed by its employees or medical uses of compounds discovered through its technology. Legal standards relating to patents covering pharmaceutical or biotechnological inventions and the scope of claims made under these patents are still developing. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The Merged Group’s patent position is therefore highly uncertain and involves complex legal and factual issues.

11.	Costs of protecting the Merged Group’s intellectual property

The Merged Group may incur substantial costs as a result of disputed intellectual property. The Merged Group may have to initiate litigation to enforce its patent and licence rights. If the Merged Group’s competitors file patent applications that claim technology also claimed by the Merged Group, the Merged Group may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject the Merged Group to significant liabilities and require the Merged Group either to cease using a technology or to pay licence fees.

The Merged Group could incur substantial costs in any litigation or other proceeding relating to patent rights, even if it is resolved in the Merged Group’s favour. Some of the Merged Group’s competitors may be able to sustain the costs of complex litigation more effectively or for a longer time than the Merged Group can because of their substantially greater resources. In addition, uncertainties relating to any patent, pending patent or intellectual property litigation could have material adverse effect on the Merged Group’s ability to bring a drug candidate to market, enter into collaborations in respect of the disputed or other drug candidates, or raise additional funds.

12.	Dependence on certain collaborators and contractors

The Merged Group’s success is dependent on its collaborators and contractors. The Merged Group’s collaborators have substantial responsibility for some of the development and commercialisation of the Merged Group’s drug candidates. Certain of the Merged Group’s collaborators also have significant discretion over the resources they devote to these efforts. The Merged Group’s success, therefore, will depend on the ability and efforts of these outside parties in performing their responsibilities. The Merged Group cannot guarantee that these collaborators will devote sufficient resources to collaborations with the Merged Group or that the Merged Group’s drug candidates can be developed and commercialised without these collaborators.

Currently, British Biotech’s most important collaborators are ImmunoGen Inc., Serono S.A., MethylGene Inc. (MGI) and GeneSoft Inc.. Following the Merger, the Merged Group’s business will rely significantly on these strategic partners. If the relationship with any one of these partners is adversely affected, the Merged Group’s results of operations may be adversely impacted. In addition, the Merged Group will be unable to provide all of its research, development, manufacturing, marketing or sales needs and so the Merged Group will depend on contractors providing such services and upon the effort and skill of the companies providing those services.

The Merged Group cannot guarantee that:

•	existing collaborative arrangements or licence agreements will be able to be maintained;

•	any new collaborative arrangements or licence agreements will be on favourable terms; or

•	any collaborative arrangements or licence agreements will prove successful.

If the Merged Group is unable to continue with any of the existing collaborations and, following negotiations with the relevant partners, terminates a collaboration, no assurance can be given that this will not have a negative impact on the reputation of the Merged Group or its ability to secure additional collaborations in the future.

13.	Integration of operations

There can be no assurance that British Biotech and RiboTargets will be able to successfully integrate their operations and realise the benefits expected from the integration. The integration of British Biotech and RiboTargets’ operations will require, amongst other things:

•	educating the employees of each company about the technologies and programmes of the other company;

•	co-ordinating or combining research and development efforts;

•	maintaining collaborative relationships as a Merged Group; and

•	aligning the strategic plans of two previously independent management teams.

Integration will require the dedication of management resources that may temporarily distract management’s attention from the day-to-day business of the Merged Group. If British Biotech and RiboTargets fail to integrate the companies quickly and efficiently, the benefits expected to be created for shareholders from the integration may not be realised and the Merged Group’s business and results of operations could be adversely affected.

14.	Integration of future acquisitions

The biotechnology sector in the United States and in Europe has been characterised by consolidation. The Merged Group’s competitors may also pursue business combinations and bid for companies that the Merged Group views as potential partners in a business combination. As a result, the Merged Group may be unable to locate or enter into business combinations with partners that are the most suitable to its product platform and business strategy, which would limit the synergies created by a business combination. There can be no guarantee that the Merged Group will be able to successfully integrate any businesses or assets that it may acquire in future transactions. Part of the Merged Group’s business strategy is to acquire businesses and assets specialising in pharmaceutical research and development and related services. At this time neither British Biotech nor the Merged Group is a party to any definitive agreement for the acquisition of any material business or assets (other than agreements in the ordinary course of business and the Sale Proposal) and no guarantee can be given that definitive agreements may be reached with any person, or that if definitive agreements are executed, that such agreements will be consummated.

15.	Evaluation of business

As neither British Biotech nor RiboTargets has begun commercial sales of any products derived from its technology, the Merged Group’s revenue and profit potential are unproven. British Biotech and RiboTargets’ limited operating histories make it difficult for an investor to evaluate the Merged Group’s business and prospects. The Merged Group’s product pipeline may not result in any meaningful benefits to the Merged Group. Due to the limited operating history referred to above, the Merged Group may have difficulty accurately forecasting its revenue. In addition, because the number of product candidates to which the Merged Group can devote development effort is limited by the availability of financial and scientific resources, the Merged Group is exposed to the risk that the delay or failure of individual product development programmes will adversely affect the content and delivery over time of the Merged Group’s product development pipeline. Investors should consider the Merged Group’s business and prospects in light of the heightened risks and unexpected expenses and problems the Merged Group may face as a business in an early stage of development in a new and rapidly evolving industry.

16.	Potential volatility of share price

New Ordinary Shares may fluctuate in value substantially. The market price for Existing Ordinary Shares and the securities of other emerging biotechnology companies have been volatile. During 2002, British Biotech’s closing share price ranged from 2.20 pence to 18.25 pence and in 2003 to date ranged from 3.62 pence to 5.25 pence. Factors that could significantly impact the market price of New Ordinary Shares in the future include:

•	announcements concerning research activities, technological innovations, clinical trials or financial results by the Merged Group or its competitors;

•	termination of collaborations by the Merged Group or its partners;

•	governmental regulatory initiatives;

•	the FDA, United Kingdom Medicines Control Agency or European Medicines Evaluation Agency approving or denying new drug applications;

•	patent or proprietary rights developments;

•	public concern as to the safety or ethical implications of biotechnology products;

•	the Merged Group’s ability to deliver expected merger benefits and integrate the businesses of British Biotech and RiboTargets; and

•	general and specific market conditions.

17.	Restrictions on resales by US shareholders

Consideration Shares issued to RiboTargets Shareholders located in the United States or that are US persons (each as defined in Regulation S under the Securities Act) will be subject to certain restrictions on transfer imposed by US securities laws. See paragraph 19 of Part VII of this document.

18.	Government regulation

The international pharmaceutical industry is highly regulated by numerous governmental authorities in the US, the UK and Europe and by regulatory agencies in other countries where the Merged Group intends to test or market products it may develop. National regulatory authorities administer a wide range of laws and regulations governing the testing, approval, manufacturing, labelling and marketing of drugs and also review the quality, safety and effectiveness of pharmaceutical products. These regulatory requirements are a major factor in determining whether a substance can be developed into a marketable product and the amount of time and expense associated with such development.

Government regulation imposes significant costs and restrictions on the development of pharmaceutical products for human use, including those the Merged Group is developing. The development, clinical evaluation, manufacture and marketing of the Merged Group’s products and on-going research and development activities are subject to regulation by governments and regulatory agencies in all territories within which the Merged Group intends to manufacture and market its products (whether themselves or through a partner). No assurance can be given that any of the Merged Group’s products will successfully complete the clinical trial process or that regulatory approvals to manufacture and market these products will ultimately be obtained.

The time taken to obtain regulatory approval varies between territories and no assurance can be given that any of the Merged Group’s products will be approved in any territory within the timescale envisaged, or at all. This may result in a delay, or make impossible, the commercialisation of its products.

Furthermore, each regulatory authority may impose its own requirements (for instance, by restricting the product’s indicated uses) and may refuse to grant, or may require additional data before granting, an approval, even though the relevant product candidate may have been approved by another country’s authority.

If regulatory approval is obtained, the product and its manufacture will be subject to continual review and this approval may be withdrawn or restricted. Changes in applicable legislation or regulatory policies, or discovery of problems with the product, or its production process, site or manufacturer, may result in the imposition of restrictions on the product, its sale, manufacture or use, including withdrawal of the product from the market, or may otherwise have an adverse effect on the Merged Group’s business.

19.	Insurance

The Merged Group’s business exposes it to potential product liability, and professional indemnity and other risks which are inherent in the research and development, pre-clinical studies, clinical trials, manufacturing, marketing and use of pharmaceutical products. No assurance can be made that product liability, clinical trials or any future necessary insurance cover will be available to the Merged Group at an acceptable cost, if at all, or that, if there is any claim, the level of the insurance the Merged Group carries now or in the future will be adequate or that a product liability, professional indemnity or other claim would not materially and adversely affect the Merged Group’s business. In addition, it may be necessary for the Merged Group to secure certain levels of insurance as a condition to the conduct of clinical trials. In the event of any claim, the Merged Group’s insurance coverage may not be adequate.

20.	Competition regulation

The Merged Group’s activities are subject to several competition law regimes such as those of the European Union, the US and the UK Article 81(1) of the EC Treaty prohibits agreements between undertakings which have as their object, or effect, the restriction, prevention or distortion of competition within the European Union and which may affect trade between member states. The UK has a similar system of competition law.

Agreements restricting competition within the meaning of Article 81(1) are void in whole or in part. The European Commission may impose fines of up to 10 per cent. of the respective worldwide turnover in the preceding business year on parties entering into such agreements. Persons who have suffered loss by reason of the anti-competitive restrictions may claim damages against those parties. Agreements satisfying certain criteria are automatically exempt from the application of Article 81(1) by virtue of the fact that they do not have an appreciable effect on competition or fall within a block exemption. Parties to an agreement not covered by a block exemption may presently apply to the European Commission for an individual exemption. In practice, a similar (but less legally secure) result to an individual exemption can presently be achieved by obtaining a non-binding “comfort letter” from the European Commission.

Certain agreements that British Biotech or RiboTargets have, or a member of the British Biotech Group or RiboTargets Group have, entered into or the Merged Group may enter into, for example with collaborators, contain provisions which might be said to be restrictive of competition under Article 81(1). In particular, certain licence agreements that a member of the British Biotech Group or RiboTargets Group have entered into, or the Merged Group may enter into, involving the grant of exclusive licences of patents, patent applications, other intellectual property rights and know-how covering the EU territory may be deemed restrictive. The relevant company will determine on an agreement-by-agreement basis whether the effect of any agreement is not appreciable or a block exemption from the application of Article 81(1) applies to any agreement and, if not, whether to apply to the European Commission for an individual exemption from the application of Article 81(1). If a block exemption is not applicable and the relevant company does not apply for, or is unsuccessful in obtaining, an individual exemption from the European Commission, provisions of any agreement that restrict competition under Article 81(1), including those relating to the exclusivity rights, may be unenforceable, which could have a material adverse effect on that company. The relevant company could also potentially be subject to fines and/or claims for damages in relation to any anti-competitive arrangements which it enters.

The Merged Group’s activities are also subject to the EC rules on State aid. Article 87(1) of the EC Treaty prohibits any aid granted by a Member State or through State resources which distorts or threatens to distort competition by favouring certain undertakings or the production of certain goods and which affects trade between Member States. Articles 87(2) and 87(3) provide a list of exhaustive categories of aid compatible with the common market. The European Commission must be informed of any plans to grant or alter aid and, if it finds that a State aid has been granted or altered without prior notification, it is entitled to require the Member State in question to suspend the aid pending the outcome of its decision. If the European Commission finds that the aid is incompatible with the common market, it will generally require repayment of the aid with interest.

Certain arrangements that a member of the British Biotech Group or the RiboTargets Group have entered into or the Merged Group may enter into, for example with Governmental collaborators, may involve benefits which might be said to be State aid under Article 87(1). The relevant company will determine on a case-by-case basis whether the effect of any arrangement is to grant or alter aid which should be notified to the European Commission. Any such arrangements which are not notified and subsequently found to be incompatible with the common market could potentially have to be repaid.

21.	Use of hazardous materials

The Merged Group will be subject to environmental and safety laws and regulations, including those governing the use of potentially hazardous materials. The design, development, testing and transportation of products based on the Merged Group technology involves the use of hazardous materials. Although the Merged Group believes that its procedures for handling and disposing of such materials comply with the standards prescribed by the applicable laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of an accident, the Merged Group may incur unforeseen liabilities.

22.	General litigation

The Merged Group in carrying out its activities will potentially face contractual and statutory claims, or other types of claim. In addition, the Merged Group is exposed to potential product liability risks that are inherent in the research and development, pre-clinical study, clinical trials, manufacturing, marketing and use of drug products. Consumers, healthcare producers or persons selling products based on the Merged Group’s technology may be able to bring claims against the Merged Group based on the use of such products in clinical trials and the sale of products based on the Merged Group’s technology.

Claims have been alleged against British Biotech on behalf of shareholders and former shareholders as set out in paragraph 14.1 of Part VII of this document. If proceedings were to commence, such proceedings could be protracted and may require substantial personnel and financial resources. In the case of an adverse outcome for the Merged Group, its liquidity could be adversely affected. To date no proceedings have commenced, however a belief on the part of third parties that proceedings may have commenced or any uncertainty as to the outcome of any potential proceedings could adversely affect the Merged Group’s ability to conduct its business and, in particular, could impair the Merged Group’s ability to negotiate business combinations with other biotechnology companies.

23.	The Merged Group may be subject to special interest groups and adverse public opinion

Government bodies and regulatory agencies require that potential pharmaceutical products are subject to pre-clinical studies, including animal testing, prior to conducting human trials. British Biotech and RiboTargets place contracts for such work either themselves or through their collaborators. Such work can be subject to adverse public opinion and has attracted the attention of special interest groups, including those of animal rights activists. Such special interest groups have targeted British Biotech and RiboTargets in the past but this has not had a significant impact on either British Biotech or RiboTargets’ operations to date. There can, however, be no assurance that such groups will not, in the future, focus on the Merged Group’s activities or those of its licensees or collaborators, or that any such public opinion would not adversely affect the Merged Group’s operations.

24.	The Company has until now been classified as a passive foreign investment company

British Biotech believes that for the taxable year ending 30 April 2002, Existing Ordinary Shares and ADRs will be treated as stock of a passive foreign investment company (PFIC) for United States Federal income tax purposes. If British Biotech is a PFIC for the taxable year ending 30 April 2003, US taxpayers that held the Existing Ordinary Shares, New Ordinary Shares or ADRs during the taxable year ending 30 April 2003, will be subject to a complex set of rules under the US Internal Revenue Code and could be subject to additional taxes upon certain distributions by the Company or upon a sale or other disposition of its Existing Ordinary Shares, New Ordinary Shares or ADRs in future tax years.

25.	The Company may be classified as an investment company which could restrict its ability to raise additional capital

British Biotech may, in the future, be classified as an investment company under the US Investment Company Act of 1940, as amended, because it may, in the future, own investment securities that have a value exceeding 40 per cent. of its unconsolidated assets not including US government securities and it may not qualify for any exemption under the Investment Company Act. If British Biotech is classified as an investment company, and chooses not to register with the SEC, it may not, among other things, be allowed to conduct a public offering of securities in the United States in the future which may impact its ability to raise additional capital.

PART VII

ADDITIONAL INFORMATION

1.	Responsibility

The Directors and Proposed Directors, whose names appear on page (i) of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and the Proposed Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Incorporation and registered office of British Biotech

2.1	British Biotech was incorporated in England and Wales on 13 October 1988 and registered with registered number 2304992. The principal legislation under which British Biotech operates is the Companies Act 1985 (as amended).
2.2	The registered office of British Biotech is at Thames Court, Watlington Road, Oxford, Oxfordshire OX4 6LY.
3.	Description of share capital

3.1	The present authorised and issued share capital of British Biotech is as follows:

Authorised			Issued and fully paid
Number	£		Number	£
920,000,000	46,000,000	Ordinary shares	667,517,806	33,375,890.30
		of 5p each

3.2	Based on the authorised and issued share capital of the Company on 19 March 2003 (being the latest practicable date prior to the publication of this document), the following table sets out the authorised and issued New Ordinary Share capital (including Reorganisation Shares and Consideration Shares) and Deferred Share capital, rounded where relevant to the nearest whole pound, as it would be immediately following implementation of the Capital Reorganisation and the Merger assuming no exercise of options under the British Biotech Share Option Schemes after 19 March 2003 (being the latest practicable date prior to the publication of this document):

Authorised			Issued and fully paid
Number	£		Number	£
285,858,083	14,292,904	Ordinary shares	66,751,780	3,337,589
		of 5p each
33,375,891	31,707,096	Deferred shares	33,375,891	31,707,096
		of 95p each

3.3	The following changes, which relate solely to the exercise of options, have been made to the issued share capital of British Biotech during the three years preceding 19 March 2003 (the latest practicable date prior to the publication of this document):

Date	Number of shares	Revised total shares	Exercise price (pence)	Type of scheme	Share price at date of exercise (pence)
16/02/2000	360	666,028,898	5.00	DSB	25.50
29/02/2000	20412	666,049,310	29.00	S	29.50
29/02/2000	12079	666,061,389	29.00	S	29.50
01/03/2000	22320	666,083,709	29.00	S	30.00
04/03/2000	18079	666,101,788	29.00	S	35.00
13/03/2000	1391	666,103,179	5.00	DSB	33.50
16/03/2000	4160	666,107,339	5.00	DSB	30.00
17/03/2000	6929	666,114,268	28.00	S	30.00
17/03/2000	2625	666,116,893	20.00	S	30.00
24/03/2000	1912	666,118,805	5.00	DSB	31.25
30/03/2000	4645	666,123,450	28.00	S	28.25
30/03/2000	1500	666,124,950	20.00	S	28.25
30/03/2000	596	666,125,546	5.00	DSB	28.25
30/03/2000	2953	666,128,499	28.00	S	28.25
30/03/2000	900	666,129,399	20.00	S	28.25
04/04/2000	1660	666,131,059	5.00	DSB	27.00
27/04/2000	1750	666,132,809	20.00	S	25.50
16/05/2000	887	666,133,696	5.00	DSB	25.50
08/06/2000	964	666,134,660	5.00	DSB	22.75
15/06/2000	9743	666,144,403	5.00	DSB	23.50
19/06/2000	712	666,145,115	5.00	DSB	24.00
23/06/2000	1269	666,146,384	5.00	DSB	19.25
27/06/2000	1493	666,147,877	5.00	DSB	20.50
28/06/2000	8405	666,156,282	5.00	DSB	20.50
04/07/2000	1554	666,157,836	5.00	DSB	20.50
05/07/2000	1019	666,158,855	5.00	DSB	22.00
10/07/2000	420	666,159,275	5.00	DSB	22.50
14/07/2000	4000	666,163,275	20.00	S	21.75
14/07/2000	3782	666,167,057	5.00	DSB	21.75
19/07/2000	2805	666,169,862	5.00	DSB	22.50
21/07/2000	1770	666,171,632	5.00	DSB	23.50
24/07/2000	1426	666,173,058	5.00	DSB	24.00
31/07/2000	11553	666,184,611	5.00	DSB	20.50
02/08/2000	6932	666,191,543	5.00	DSB	22.25
07/08/2000	2990	666,194,533	5.00	DSB	22.00
09/08/2000	16000	666,210,533	5.00	DSB	21.75
10/08/2000	8000	666,218,533	5.00	DSB	21.75
23/08/2000	11192	666,229,725	5.00	DSB	20.50
05/09/2000	2957	666,232,682	5.00	DSB	21.00
13/09/2000	999	666,233,681	5.00	DSB	21.50
15/09/2000	8477	666,242,158	5.00	DSB	22.00
25/09/2000	959	666,243,117	5.00	DSB	20.75
02/10/2000	1137	666,244,254	5.00	DSB	22.75
06/10/2000	4501	666,248,755	5.00	DSB	23.50
06/10/2000	687	666,249,442	5.00	DSB	23.50
11/10/2000	889	666,250,331	5.00	DSB	21.00
02/11/2000	44388	666,294,719	5.00	DSB	26.00
09/11/2000	957	666,295,676	5.00	DSB	27.00
04/12/2000	5253	666,300,929	5.00	DSB	22.75
20/12/2000	11214	666,312,143	20.00	S	21.75
20/12/2000	32793	666,344,936	5.00	DSB	21.75
09/01/2001	74529	666,419,465	5.00	DSB	22.00
26/01/2001	64907	666,484,372	5.00	DSB	26.00
15/02/2001	714	666,485,086	5.00	DSB	27.50
13/03/2001	5200	666,490,286	5.00	DSB	24.75
23/03/2001	19260	666,509,546	5.00	DSB	20.75
10/04/2001	1734	666,511,280	20.00	S	19.75
01/05/2001	32988	666,544,268	5.00	DSB	19.00
16/05/2001	2189	666,546,457	5.00	DSB	21.00
22/05/2001	44554	666,591,011	5.00	DSB	20.75
23/05/2001	38273	666,629,284	5.00	DSB	20.00
24/05/2001	913	666,630,197	5.00	DSB	20.50
13/07/2001	309079	666,939,276	5.00	DSB	21.50
19/07/2001	1460	666,940,736	5.00	DSB	20.00
10/08/2001	33945	666,974,681	5.00	DSB	20.25
19/09/2001	19698	666,994,379	5.00	DSB	18.00
25/09/2001	12753	667,007,132	5.00	DSB	15.00
16/10/2001	21729	667,028,861	5.00	DSB	19.25
23/10/2001	17466	667,046,327	5.00	DSB	17.00
26/10/2001	15640	667,061,967	5.00	DSB	16.75
01/11/2001	3511	667,065,478	5.00	DSB	16.50
09/11/2001	85141	667,150,619	5.00	DSB	16.75
23/11/2001	84903	667,235,522	5.00	DSB	17.50
07/12/2001	56487	667,292,009	5.00	DSB	18.00
17/12/2001	4200	667,296,209	5.00	DSB	17.00
04/01/2002	4040	667,300,249	5.00	DSB	18.25
14/01/2002	38478	667,338,727	5.00	DSB	16.50
28/02/2002	18300	667,357,027	5.00	DSB	14.75
18/03/2002	78952	667,435,979	5.00	DSB	10.50
26/03/2002	40889	667,476,868	5.00	DSB	12.00
28/03/2002	16273	667,493,141	5.00	DSB	11.75
14/06/2002	13515	667,506,656	5.00	DSB	10.00
16/09/2002	11150	667,517,806	5.00	DSB	4.75

(i)	S = the British Biotech Group SAYE Share Option Scheme
(ii)	DSB = the British Biotech Deferred Share Bonus Scheme

3.4	The closing price for an Existing Ordinary Share as derived from the Daily Official List, for the first business day in each of the six months immediately prior to the date of this document, and 19 March 2003 (being the latest practicable date prior to the publication of this document) are set out below:

Date	Share price (pence)
1 October 2002	3.500
1 November 2002	4.500
2 December 2002	3.900
2 January 2003	4.000
3 February 2003	4.250
3 March 2003	3.625
19 March 2003	3.875

4.	Capital Reorganisation

4.1	Form of the Capital Reorganisation

4.1.1	Subject to British Biotech Shareholders’ approval, it is proposed that the Capital Reorganisation take place as follows. Every 20 Existing Ordinary Shares of 5 pence each as shown in the register of members at the Record Date will be consolidated into one Intermediate Ordinary Share of £1. The Intermediate Ordinary Shares will not be listed, nor will certificates be issued in respect of them, but will be immediately subdivided as described below. If a British Biotech Shareholder’s holding of Existing Ordinary Shares is less than 20 Existing Ordinary Shares, or is not an exact multiple of 20 Existing Ordinary Shares, then that British Biotech Shareholder will be left with a fractional entitlement to an Intermediate Ordinary Share. All such fractional entitlements will be aggregated, and, after the subdivision described below, the Reorganisation Shares resulting from those Intermediate Ordinary Shares will be sold in the market for the benefit of the Company.

4.1.2	The consolidation of Existing Ordinary Shares into Intermediate Ordinary Shares will be immediately followed by a share capital subdivision as follows. Each Intermediate Ordinary Share will be subdivided into one Reorganisation Share of 5 pence and one Deferred Share of 95 pence. The rights and restrictions of the Reorganisation Shares and the Deferred Shares are described below.

The Deferred Shares will not be listed, will not confer any rights to dividend and will have extremely limited other rights which render them of negligible monetary value. If Resolution 1 is passed, the Company intends to appoint a person to execute on behalf of each holder of a Deferred Share a transfer of such Deferred Share, for no payment, from British Biotech Shareholders to such person as the Directors determine, as the Company will be entitled to do pursuant to restrictions attaching to the Deferred Shares. No share certificates will be issued to British Biotech Shareholders in respect of Deferred Shares.

The Reorganisation Shares will be equivalent to the Existing Ordinary Shares in all respects, including their nominal value, dividend, voting and other rights.

4.1.3	The following is given as an illustration of how the Capital Reorganisation will affect a holding of Existing Ordinary Shares:

Number of Existing Ordinary Shares owned on the Record Date by a British Biotech Shareholder	Number of Reorganisation Shares which will be received by that British Biotech Shareholder
100	5
300	15
325[1]	16
500	25
525[1]	26
1,000	50

[1]	Sale proceeds in respect of fractional entitlements will be for the benefit of the Company.

4.2	Rights and restrictions attached to the Reorganisation Shares and the Deferred Shares.

4.2.1	The rights and restrictions attaching to the Reorganisation Shares will be as set out in the Articles of Association, exactly equivalent to the rights and restrictions attaching to the Existing Ordinary Shares. Paragraph 6 of this Part VII contains information as to those rights, including voting and dividends.

4.2.2	The rights and restrictions attaching to the Deferred Shares are as follows:

Income

The Deferred Shares shall carry no rights to participate in the profits of the Company.

Capital

On a return of capital in a winding up or dissolution (but not otherwise) the holders of the Deferred Shares shall be entitled to participate in the distribution of the assets of the Company pari passu with the holders of the New Ordinary Shares but only in respect of any excess of those assets above £1,000,000,000,000. The holders of the Deferred Shares shall not be entitled to any further right of participation in the assets of the Company.

Attendance and voting at general meetings

The holders of the Deferred Shares shall not be entitled, in their capacity as holders of such shares, to receive notice of any general meeting of the Company or to attend, speak or vote at any such meeting.

Form

The Deferred Shares shall not be listed on any stock exchange nor shall any share certificates be issued in respect of such shares. The Deferred Shares shall not be transferable, save as referred to below or with the written consent of the directors.

Class rights

The Company may from time to time create, allot and issue further shares, whether ranking pari passu with or in priority to the Deferred Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the Deferred Shares) shall be treated as being in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose.

A reduction by the Company of the capital paid up on the Deferred Shares shall be in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose and the Company shall be authorised at any time to reduce its capital (subject to and in accordance with the Companies Act) and without obtaining the consent of the holders of the Deferred Shares.

Company’s rights

The Company has the irrevocable authority at any time to do all or any of the following without obtaining the sanction of the holder or holders of the Deferred Shares:

(a)	to appoint any person to execute on behalf of any holder of Deferred Shares a transfer of all or any part thereof and/or an agreement to transfer the same (without making any payment therefor) to such person as the directors may determine (whether or not an officer of the Company) and who is willing to accept the same;

(b)	to purchase all or any of the same in accordance with the Companies Act without obtaining the consent of the holders thereof and in consideration of the payment to each of the holders whose shares are purchased an amount equal to one pence in respect of all the Deferred Shares then being purchased from him;

(c)	for the purposes of any such purchase under (b) above, to appoint any person to execute on behalf of any holder of Deferred Shares a contract for the sale to the Company of any such Deferred Shares held by him; and

(d)	to cancel all or any of the same so purchased under (b) above in accordance with the Companies Act.

Upon or after the purchase of any Deferred Shares in accordance with this paragraph the board may consolidate and/or sub-divide and/or convert and/or reclassify the authorised Deferred Share capital of the Company existing following such purchase (i) into shares of any other class of share capital into which the authorised share capital is or may at that time be divided of a like nominal amount as the shares of such other class and/or (ii) into unclassified shares.

4.2.3	We have set out a general guide to the taxation in paragraphs 17 and 18 of this Part VII. If you are in any doubt as to your tax position, or you are subject to tax in a jurisdiction other than the UK, you should consult your professional adviser.

4.3	Dealings and despatch of documents

4.3.1	The Capital Reorganisation will be made by reference to holdings of Existing Ordinary Shares on the register of members as at the Record Date, expected to be 5.00 p.m. on 22 April 2003.

4.3.2	It is expected that dealings and settlement in CREST of the Existing Ordinary Shares will continue until the Record Date when, in the case of shares held in certificated form, the register of members will be closed for transfers. The registration of uncertificated holdings in respect of the Existing Ordinary Shares will be “disabled” on Admission, which, subject to the necessary approvals at the Extraordinary General Meeting and the UK Listing Authority agreeing to admit the Reorganisation Shares to the Official List, is expected to occur on 23 April 2003.

4.3.3	Definitive share certificates in respect of the Reorganisation Shares are expected to be despatched by 29 April 2003 to British Biotech Shareholders who held their Existing Ordinary Shares in certificated form. From Admission of the Reorganisation Shares, certificates in respect of the Existing Ordinary Shares will no longer be of value and such certificates should be destroyed on receipt of the Reorganisation Share certificates. No share certificates will be issued in respect of holdings of Deferred Shares.

4.3.4	Shareholders who hold their Existing Ordinary Shares in uncertificated form will have their CREST accounts credited with the Reorganisation Shares following Admission.

4.3.5	Temporary documents of title will not be issued and, pending despatch of definitive share certificates, transfers of Reorganisation Shares held in certificated form will be certified against the register held by the Company’s registrars.

4.3.6	All certificates and other documents will be despatched to British Biotech Shareholders at their registered address and at their risk. In the case of joint shareholders, all documents will be posted to the registered address of the first named shareholder on the Company’s register, at their risk.

4.3.7	Where there is reference to despatch of documents in this paragraph 4 it refers to despatch by first class post to British Biotech Shareholders in the United Kingdom and other EC Member States and airmail to British Biotech Shareholders in non-EC Member States, unless other arrangements, which are no slower, are put in place.

5.	Substantial shareholdings in British Biotech

5.1	In so far as is known to British Biotech the following persons have notified the Company that they have an interest either directly or indirectly in Existing Ordinary Shares representing more than three per cent. of the issued ordinary share capital of the Company (assuming that no option under the British Biotech Share Schemes is exercised after 19 March 2003):

Shareholder	Number of shares held	Per cent. of issued ordinary shares (current)
Amvescap plc	170,380,248	25.52
Includes:
Vidacos Nominees Ltd Invesco Perpetual High Income Funds	35,657,830	5.34
Vidacos Nominees Ltd Invesco Perpetual International Core Funds	34,301,810	5.14
Vidacos Nominees Ltd Invesco Perpetual UK Growth Fund	25,524,856	3.82
BVF Partners LP and BVF Inc.	49,467,536	7.41
HBOS plc	20,500,000	3.07

Total	240,347,784	36.01

As at 19 March 2003 (the latest practicable date prior to the publication of this document) the Directors are not aware of any other interest (within the meaning of Part VI of the Companies Act) which represents three per cent. or more of the issued share capital of the Company.

5.2	Following the Merger and the Capital Reorganisation (assuming that no options are exercised under the British Biotech Share Schemes after 19 March 2003 and excluding the effects of fractional entitlements), the Directors are aware of the following interests which will represent three per cent. or more of the enlarged issued ordinary share capital of the Company:

Shareholder	Number of ordinary shares held (post-Merger)	Per cent. of issued ordinary shares (post-Merger)
Apax Partners	13,134,148	19.68
Amvescap plc	8,519,012	12.76
Advent	4,873,605	7.30
JPMorgan Partners (BHCA) Limited	4,919,674	7.37
3i Group plc	3,882,471	5.82
BVF Partners LP and BVF Inc.	2,473,376	3.71
Alpinvest Holding N.V.	2,147,515	3.22

Total	39,949,801	59.85

5.3	The Directors of the Company are not aware of any persons who, directly or indirectly, jointly and severally, exercise or could exercise control over the Company, whether before or after the Merger.

5.4	Neither RiboTargets nor any RiboTargets Director currently holds any Existing Ordinary Shares. On completion of the Merger, Simon Sturge will receive 56,435 Consideration Shares, as described in paragraph 8.17 of this Part VII.

5.5	No dealings have been made in the Existing Ordinary Shares by RiboTargets or any of the RiboTargets Directors in the twelve months prior to the date of this document.

5.6	Save as disclosed in this document, no special arrangements exist between RiboTargets or any RiboTargets Director and British Biotech, its directors, recent directors, shareholders or recent shareholders.

6.	Memorandum of Association and Articles of Association

6.1	The following is a summary of the rights under British Biotech’s Memorandum of Association and Articles of Association relating to voting, dividends, transfers and rights upon a liquidation which attach to the New Ordinary Shares.

6.2	Memorandum

The Memorandum of Association of British Biotech provides that British Biotech’s principal objects are, inter alia, to act as or carry on the business of a holding company and to carry on activities ancillary thereto. The objects of British Biotech are set out in full in clause 4 of its Memorandum of Association which is available for inspection at the address specified in paragraph 20 below.

6.3	Articles of Association

The Articles of Association contain, inter alia, provisions to the following effect. These paragraphs should be read subject to the detailed provisions of the Articles of Association which are available for inspection as provided in paragraph 20 below and subject also to the proposed amendment set out in Resolution 5. In addition, on completion of the Capital Reorganisation the share capital of the Company will be reorganised as described in paragraph 4 of this Part VII and the rights attaching to the New Ordinary Shares (including the Reorganisation Shares and the Consideration Shares) will be as set out below in relation to ordinary shares in the capital of the Company.

6.3.1	Transfer

The issued and unissued ordinary shares of 5 pence each in the capital of the Company were made eligible for settlement in CREST by means of a resolution of the board dated 9 July 1996, as contemplated by the Uncertified Securities Regulations 1995 and effective under the CREST Regulations. Existing Ordinary Shares and New Ordinary Shares can therefore be held in registered (certified or uncertified) form.

Any shareholder may effect the transfer of some or all his certified shares by an instrument of transfer in writing in the usual form or in any other form approved by the directors or, in the case of uncertified shares, in accordance with the CREST Regulations.

The share transfer form must be signed by or on behalf of the transferor and, in the case of a partly paid shares, also on behalf of the transferee. The transferor will continue to be treated as a shareholder until the name of the transferee is entered in the register of members for the relevant share or shares.

The directors may, without giving any reason, refuse to register any transfer of shares which are:

(a)	not fully paid provided that, if any of these shares have been admitted to the Official List of the London Stock Exchange, this does not stop dealings in the shares from taking place on an open and proper basis;

(b)	in respect of more than one class of share;

(c)	for certified and uncertified shares, if to joint transferees, in favour of more than four such transferees; and

(d)	for certified shares, not delivered to the office, or any other place decided on by the directors and accompanied by the relevant share certificate and such other evidence as to the transferors’ right to transfer as the directors may reasonably require.

The board may also refuse to register a transfer of uncertified shares in accordance with the CREST Regulations.

If the directors decide not to register a share transfer, they must no later than two months after the transfer or the relevant operator-instruction was received, in each case by British Biotech, send notice of the refusal to the transferee.

6.3.2	Voting rights

Subject to any special rights or restrictions as to voting which are given to any shares (as to which there are none at present), on a show of hands every shareholder who is present in person has one vote, and on a poll every shareholder present in person or by proxy has one vote for every five pence in nominal value of the shares he holds. In the case of joint holders, the vote of the person whose name stands first in the register of members is accepted to the exclusion of any vote tendered by any other joint holder. Unless the directors decide otherwise, a shareholder may not vote at any general or class meeting or exercise any other right in relation to meetings while any amount of money relating to his shares remains outstanding.

6.3.3	Dividends

Subject to the Companies Act, the Company may, by ordinary resolution, declare dividends in accordance with the respective rights of the shareholders, but no dividend shall exceed the amount recommended by the board. Subject to the Companies Act, the directors may pay such interim dividends as appear to them to be justified by the financial position of the Company on shares of any class, of any amount, on any date and for any period. The directors may also pay fixed dividends on any class of share carrying a fixed dividend on the dates prescribed for the payment of such dividends. Except as otherwise provided by the rights attached to the shares, all dividends shall be divided and paid proportionately to the amounts paid up on the shares on which the dividend is paid during any period in respect of which the dividend is paid.

Except as otherwise provided by the Articles of Association or the rights attached to any shares, a dividend or any other money payable in respect of a share can be paid in whatever currency the directors decide.

Directors may deduct any amount relating to shares which remains outstanding from any dividend or other money payable to the shareholder on or in respect of any share held by him.

The Company may stop sending dividend payments through the post, or cease using any other method of payment (including payment through CREST) if, for two consecutive dividends, the dividend payments have been returned undelivered or remain uncashed during the period for which they are valid or the payments by any other method have failed and, in the case of any one dividend, reasonable enquiries have failed to establish any new address or account of the registered shareholder.

Any dividend which remains unclaimed for 12 years from the date when it was declared or became due for payment, shall be forfeited and be returned to the Company.

The board may, if authorised by an ordinary resolution of the Company, offer ordinary shareholders the right to elect to receive ordinary shares instead of some or all of their cash; a “scrip dividend”.

Upon the recommendation of the directors, the Company may by ordinary resolution direct that a dividend be satisfied wholly or partly by the distribution of specific assets (in particular, paid up shares or debentures of any other company). Where any difficulty arises with regard to the distribution, the directors may resolve it as they think fit and in particular (but without limitation) may authorise any person to sell and transfer any fraction (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any shareholder upon the basis of that value in order to adjust the rights of shareholders, and may vest any assets in trustees.

6.3.4	Distribution of assets on a winding up

If the Company is wound up the liquidator may, with the sanction of a special resolution, divide among the shareholders (the division among shareholders to be decided upon by the liquidator) in kind the whole or any part of the assets of British Biotech whether the assets consist of property of one or different kinds and at such property value as the liquidator deems fair. With the like sanction the liquidator may vest the whole or any part of the assets in trustees upon such trusts for the benefit of the shareholders as he may determine, but no shareholder shall be compelled to accept any assets upon which there is a liability.

6.3.5	Alteration of share capital

The Company may, by ordinary resolution, increase its capital, consolidate (or consolidate and then divide) all or any of its share capital into shares of a larger nominal amount than its existing shares and cancel any shares which, at the date of the passing of the ordinary resolution have not been taken, or agreed to be taken and reduce the amount of the Company’s share capital by the amount of the cancelled shares. Subject to the Companies Act, the Company may also divide some or all of its existing shares into shares of a smaller nominal value by ordinary resolution and provide that as between the holders of the divided shares different rights and restrictions apply.

The directors have the power to deal with any fractions of shares resulting from a consolidation, including selling any shares representing fractions for the best price reasonably obtainable and distributing the net proceeds of sale among shareholders in proportion to their fractional entitlements.

The Company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way. The Company may, subject to the Companies Act, the rules of the London Stock Exchange (if applicable) and to any special rights previously given to holders of existing shares, purchase any of its own shares (including redeemable shares).

If recommended by the directors, the Company can by ordinary resolution capitalise any sum which is part of the Company’s reserves or which the Company is holding as net profit.

Subject to the Companies Act and any resolution of the company, the directors may decide how to deal with any unissued shares. They may, for instance, offer the shares for sale, grant options to acquire them, allot them or otherwise dispose of them.

6.3.6	Restrictions on shareholders

If any shareholder or any other person who the Company has reasonable cause to believe has an interest in the Company’s shares has been duly served with a statutory notice and has not, within 14 days, provided details of those who have an interest and the extent of their interest in that particular shareholding, the Company may send out a further notice to the shareholder (a Restriction Notice) to direct that in respect of the shares in relation to which the default occurred (the Identified Shares) (which expression shall include any further shares which are issued in respect of such shares) the shareholder shall not be entitled to attend or vote either personally or by proxy at a general meeting of the Company or a meeting of the holders of any class of shares or to exercise any other right in relation to general meetings of British Biotech or meeting of the holders of any class of shares.

Where the Identified Shares represent 0.25 per cent. or more (in nominal value or number) of the issued shares of a class then the Restriction Notice may additionally direct that any dividend (or part thereof) or other money which would otherwise be payable in respect of the Identified Shares shall be withheld without any liability to pay interest thereon when such money is finally paid to the shareholder and/or that a transfer of any of the Identified Shares in certified form and, as far as permitted by the CREST Regulations, any of the identified shares in uncertified form shall be refused, unless the directors are satisfied that they have been sold outright to an independent third party. Any sale through the London Stock Exchange or other stock exchange or acceptance of a takeover offer will be treated as an outright sale to an independent third party.

6.3.7	Variation of rights

Subject to the Companies Act and to special rights previously given to holders of existing shares, British Biotech may issue shares with any rights or restrictions attached to them. Rights or restrictions can be decided upon by either an ordinary resolution or, as long as there is no conflict with any resolution, by the directors.

Subject to the Companies Act, the rights attached to any class of shares may be changed or abrogated, with the written approval of shareholders holding at least three quarters in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the relevant class of shares.

The provisions of the Articles of Association relating to general meetings will apply to any such separate class meeting except that:

(a)	the necessary quorum is two shareholders present in person or by proxy who own at least one third in nominal value of the issued shares of the class;

(b)	if at an adjourned meeting, a quorum as defined at (a) above is not present, one person who holds shares of the class, or his proxy, will be a quorum; and

(c)	any shareholder who is present in person or by proxy can demand a poll at which every shareholder who is present in person or by proxy is entitled to one vote for every share he has of the class (but this is subject to any special rights or restrictions which are attached to any class of shares).

6.3.8	Directors

Number—Subject to the passing of an ordinary resolution changing the restrictions in the Articles of Association, there must be at least two directors and not more than 20 (disregarding alternative directors).

Age—No person will be appointed a director or be required to stop being a director because he has reached a particular age. However, any person who is age 70 or over must retire in accordance with the Articles of Association. Notice of a meeting at which a resolution will be proposed to re-appoint or appoint a director who is age 70 or more must state the fact that the relevant director is aged 70 or more.

Appointment—Directors may be appointed by ordinary resolution or by the board of British Biotech and a director need not be a British Biotech shareholder. A director appointed by the board of British Biotech holds office only until the next following annual general meeting and is not taken into account in determining the directors who are to retire by rotation at that meeting.

Removal—In addition to any power to remove directors under the Companies Act, the Company may pass a special resolution to remove a director from office even though his time in office has not ended and may (subject to the Articles of Association) elect a person to replace a director who has been removed in this way by passing an ordinary resolution.

Retirement by rotation—At every annual general meeting, one third of the directors will retire by rotation and be eligible for re-election. If one-third is not a whole number, the number of directors to retire is the number nearest to and less than one third. If there are less than three directors, they will all retire. The directors to retire will be those who have been directors longest since they were last elected. If there are directors who were last elected on the same date, and they cannot agree who is to retire, they must draw lots to decide. In addition, any director who would not otherwise be required to retire by rotation must retire by rotation at the third annual general meeting since his last appointment or re-appointment. Any director age 70 or more must retire by rotation.

Eligibility—Only the following may be elected as directors at a general meeting:

(a)	directors retiring at that meeting;

(b)	anyone recommenced by the directors; and

(c)	anyone nominated by a shareholder (not being the person nominated) entitled to vote at the meeting who has delivered to the office of the Company between seven and 42 days before the meeting a letter stating that he intends to nominate another person for election as director and written confirmation from the nominee that he is willing to be elected.

Remuneration—The total such fees paid to all of the directors must not exceed £150,000 (subject to the proposed amendment set out in Resolution 5) per annum or such other higher amount as may from time to time be decided by ordinary resolution. Any director who performs any special or extra services for British Biotech is entitled to receive special pay (whether by way of salary, lump sum or a combination or in any other way, paid as well as or instead of his ordinary pay as a director) as the board of British Biotech or a committee thereof may decide. Each director may be paid reasonable expenses incurred in attending and returning from board meetings, committee meetings, general meetings or otherwise properly and reasonably incurred in connection with British Biotech’s business or in the performance of his duties as a director.

Pensions and gratuities for directors—The board of British Biotech or any committee thereof may provide pensions or other benefits to any director or former director of the Company, or any relation or dependent of such person. However, if the directors want to provide a benefit to a director or former director who has not held an executive post or place of profit in the Company or in a subsidiary undertaking of the Company or in any former owner of the business of the Company or any subsidiary undertaking of the Company, the Company must also pass an ordinary resolution to approve such payment.

Permitted interests—subject to the provisions of the Companies Act and provided that a director discloses the nature and extent of his interest to the board, a director can do any one or more of the following:

(a)	have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving the Company or another company in which the Company has some interest;

(b)	alone or through some firm with which he is associated, do paid professional work for the Company (other than as auditor);

(c)	hold any other position (other than auditor) in the Company as well as being a director; and

(d)	hold any position within, or be a shareholder of, any other company in which the Company has an interest.

Any director who is so interested does not have to account to the Company for any benefit he receives as a result of any of the above.

Subject to the Articles of Association, a director cannot vote, and be counted in a quorum, on any resolution relating to any contract, transaction, arrangement or other proposal in which he (or a person connected with him) knowingly has a material interest unless the only material interest falls within one of the following:

(a)	a resolution about giving him (the director concerned), or any other person, any security or any indemnity for any money which he, or that other person, has lent at the request, or for the benefit of, the Company, any of its holding companies or any of its subsidiary undertakings;

(b)	a resolution about giving him (the director concerned), or any other person, any security or any indemnity for any liability which he, or that other person, has incurred at the request, or for the benefit of, the Company, any of its holding companies or any of its subsidiary undertakings;

(c)	a resolution about giving any security or any indemnity to any other person for a debt or obligation which is owed by the Company, any of its holding companies or any of its subsidiary undertakings, to that other person, if the director has taken responsibility for some or all of that debt or obligation. The director can take this responsibility by giving a guarantee, indemnity or security;

(d)	a resolution about any proposal relating to an offer of any shares or debentures or other securities for subscription or purchase by the Company, any of its holding companies or any of its subsidiary undertakings, if the director takes part because he is a holder of shares, debentures or other securities, or if he takes part in the underwriting or sub-underwriting of the offer;

(e)	a resolution about any proposal involving any other company if the director (together with any person connected with the director), has a direct or indirect interest of any kind (including an interest by holding any position in that company, or by being a shareholder of that company). This does not apply if he knows that he and any persons connected with him hold an interest in shares representing one per cent. or more of:

(i)	any class of equity share capital of that company; or

(ii)	the voting rights in that company.

Any of these interests of one per cent. or more are treated as being a material interest;

(f)	any arrangement for the benefit of employees of the Company, any of its holding companies or any of its subsidiary undertakings which only gives him benefits which are also generally given to the employees to whom the arrangement relates; or

(g)	a resolution about any proposal relating to any insurance which the Company can buy and renew for the benefit of directors or of a group of people which includes directors.

Benefit of employees—The directors may exercise powers to make provision for the benefit of employees or former employees of the Company or any of its subsidiaries in connection with the cessation or transfer of the whole or part of the business of the Company or that subsidiary.

6.3.9	Borrowings

The directors may exercise all the Company’s powers to borrow money; to mortgage or charge all or any of the Company’s undertaking, property and assets (present and future) and uncalled capital, to issue debentures and other securities; and to give security for any debt, liability or obligation of the Company or of any third party.

The directors will limit the total borrowings of the Company and, so far as they are able, its subsidiary undertakings to ensure the total amount of the British Biotech Group’s borrowing does not exceed the greater of £50,000,000 and 1.5 times the Company’s adjusted capital and reserves unless the Company by ordinary resolution allows borrowings to exceed such limit. Any borrowings owed by one member of the British Biotech Group to another will not be taken into account for the purposes of the calculation of the British Biotech Group’s total borrowings.

6.3.10	Shareholders’ meetings

Subject to the provisions of the Companies Act, the annual general meeting is held at such time as the board of British Biotech may determine. The board of British Biotech may call extraordinary general meetings at any time. At general meetings of British Biotech two members present in person and who are entitled to vote is a quorum, except in the case of adjourned meetings where a quorum is one member present in person or by proxy. Notice periods and the majorities required for the passing of resolutions are those provided for under the Companies Act.

6.3.11	Untraced shareholders

The Company may sell any certificated shares by instructing a member of the London Stock Exchange to sell them at the best price reasonably obtainable at the time of sale, if:

(a)	during the 12 years before the earliest of the notices referred to in (b) below, at least three dividends have become payable on the shares and no dividend has been claimed during that period;

(b)	after the 12 year period, the Company has published a notice, stating that it intends to sell the shares in a national newspaper in the United Kingdom and in a local newspaper appearing in the area in the United Kingdom which includes the address held by the Company for serving notices relating to those shares;

(c)	during the 12 year period and for three months after the last of the notices referred to in (b) above appear, the Company has not heard from the shareholder or any person entitled to the shares by law; and

(d)	the Company has notified the London Stock Exchange that it intends to sell the shares.

To sell any shares in this way, the directors may appoint anyone to transfer the shares. This transfer will be just as effective as if it had been signed by the holder, or by a person who is entitled to the shares by law. The person to whom the shares are transferred will not be bound to concern himself as to what is done with the purchase moneys nor will his ownership be affected even if the sale is irregular or invalid in any way.

The proceeds of sale will belong to the Company, but it must pay an amount equal to the sale proceeds less the costs of the sale to the shareholder who could not be traced, or to the person who is entitled to his shares by law, if that shareholder, or person, asks for it.

After the sale, the Company must record the name of the shareholder, or (if known) the person who would have been entitled to the shares by law, as a creditor for the money in its accounts. The Company will not be a trustee of the money and will not be liable to pay interest on it. The Company can use the money, and any money earned by using the money, for its business or in any other way that the directors decide, but the money cannot be invested in the Company’s shares or in the shares of any holding company of the Company.

7. Sale	Proposal, Undertaking, drag-along provisions and RiboTargets Share Schemes

7.1	Sale Proposal

7.1.1	The Merger is being implemented by way of an offer (the Offer) by British Biotech to RiboTargets Shareholders to acquire the entire issued and to be issued share capital of RiboTargets. The terms and conditions of the Offer are set out in the Sale Proposal which provides that British Biotech will acquire RiboTargets Shares on the following bases:

(a)	approximately 2.79 Consideration Shares for every B Ordinary Share;

(b)	approximately 0.85 Consideration Shares for every A Ordinary Share; and

(c)	A total of 396,198 Consideration Shares to be allocated amongst holders of RiboTargets Ordinary Shares pro rata to their holdings of RiboTargets Ordinary Shares immediately prior to the Effective Date.

7.1.2	Consideration Shares issued in respect of fractional entitlements will not be allotted to RiboTargets Shareholders on completion of the Merger but will be aggregated and sold into the market and the proceeds will be retained for the benefit of the Company.

7.1.3	The Offer is subject to the following conditions (the Conditions) being fulfilled or, where appropriate, waived:

(a)	valid acceptances being received (and not, where permitted, withdrawn) in respect of not less than 100 per cent. in nominal value (or such lesser percentage as British Biotech may decide) of the RiboTargets Shares in issue at the date of this document and issued in accordance with the Contribution Deed;

(b)	Resolutions 1, 2 and 3 being duly passed at the EGM and becoming unconditional;

(c)	the admission to the Official List and to trading on the London Stock Exchange of the Consideration Shares becoming effective (in accordance with the Listing Rules and the rules of the London Stock Exchange) (the Escrow Condition);

(d)	no material breach of the Warranties (as defined in the Undertaking) coming to the notice of British Biotech;

(e)	no Executive (as defined in the Undertaking) being in breach of any obligation on his part under clause 2.4 of the Undertaking to deliver to the Company, not later than 5 business days after 31 March 2003, the RiboTargets Balance Sheet satisfactory to the Company, together with such supporting information as the Company may reasonably require, demonstrating that the RiboTargets Net Working Capital was not less than £8.2 million;

(f)	no RiboTargets Shareholder or director of RiboTargets who has entered into the Undertaking being in material breach of any obligation (other than the Completion Delivery Obligations (as defined in the Undertaking)) on its part under the Undertaking and, where that breach is capable of remedy, it is not remedied to British Biotech’s reasonable satisfaction;

(g)	the issue of a Compulsory Sale Notice (as defined below) by RiboTargets to each RiboTargets Shareholder who is a RiboTargets Shareholder at the date of this document and has not entered into the Undertaking as soon as reasonably practicable and in any event not later than two business days after the date of this document or such other date as British Biotech may specify;

(h)	the issue of a Compulsory Sale Notice by RiboTargets to each person who becomes a RiboTargets Shareholder between the date of this document and the Effective Date as soon as reasonably practicable and in any event not later than two business days following the date that such person becomes a RiboTargets Shareholder or such other date as British Biotech may specify; and

(i)	the subscription by the Relevant Investors (as defined in the Contribution Deed) for additional B Ordinary Shares at a total subscription price of £7.9 million in accordance with the terms of the Contribution Deed.

7.1.4	British Biotech may waive all or any of conditions (a), (b) and (d) to (i) above (either in whole or in part) at any time.

7.1.5	Subject to paragraph 7.1.6 below, the Offer is open for acceptance by the RiboTargets Shareholders until the date upon which the Offer becomes wholly unconditional, save as to the Escrow Condition. If the Offer becomes unconditional, it will remain open for acceptance for not less than 14 days from the date on which the Offer became wholly unconditional. The Offer will lapse and entirely terminate if all the Conditions have not been fulfilled or waived by midnight on 30 April 2003 or such later date as British Biotech and RiboTargets may agree.

7.1.6	Under the terms of the Sale Proposal, British Biotech is entitled to withdraw the Offer if:

(a)	any material breach of the Warranties comes to the notice of British Biotech; or

(b)	any breach by an Executive of his obligations under clause 2.4 of the Undertaking, to deliver to the Company, not later than 5 business days after 31 March 2003, the RiboTargets Balance Sheet satisfactory to the Company, together with such supporting information as the Company may reasonably require, demonstrating that the RiboTargets Net Working Capital was not less than £8.2 million; or

(c)	any RiboTargets Shareholder or director of RiboTargets who has entered into the Undertaking is in material breach of any obligation (other than the Completion Delivery Obligations (as defined in the Undertaking)) on its part under the Undertaking and, where that breach is capable of remedy, it is not remedied to British Biotech’s reasonable satisfaction.

7.1.7	Every acceptance of the Offer shall be deemed to be withdrawn:

(a)	if the Company does not deliver to CMS Cameron McKenna (the legal advisers to RiboTargets), not later than 5 business days after 31 March 2003, the British Biotech Balance Sheet satisfactory to an Investor Majority, together with such supporting information as an Investor Majority may reasonably require, demonstrating that the British Biotech Net Working Capital was not less than £23.5 million;

(b)	if British Biotech is in material breach of any obligation on its part under the deed of covenant described in paragraph 7.1.8 below, and where that breach is capable of remedy it is not remedied to the reasonable satisfaction of an Investor Majority.

7.1.8	British Biotech has entered into a deed of covenant dated 17 March 2003 in favour of RiboTargets to ensure that the British Biotech Group carries on business in the ordinary course pending completion of the Merger, unless certain RiboTargets Shareholders agree otherwise.

7.2	Undertaking

7.2.1	In consideration for British Biotech agreeing to make the Offer, RiboTargets Shareholders holding, in aggregate:

(a)	7,028,679 B Ordinary Shares, representing 100 per cent. of the B Ordinary Shares in issue as at the date of this document;

(b)	7,717,732 A Ordinary Shares, representing 99.9 per cent. of the A Ordinary Shares in issue as at the date of this document; and

(c)	526,533 RiboTargets Ordinary Shares, representing 100 per cent. of the RiboTargets Ordinary Shares in issue as at the date of this document,

have entered into the Undertaking pursuant to which such RiboTargets Shareholders have agreed, amongst other things, to accept the Offer.

7.2.2	The RiboTargets Shareholders who have entered into the Undertaking have granted warranties in favour of British Biotech, in respect of their ownership of the RiboTargets Shares.

7.2.3	The Undertaking imposes restrictions on the ability of the RiboTargets Shareholders who are party to it to sell the Consideration Shares which they receive pursuant to the terms of the Sale Proposal (Lock-up Shares) without the Company’s prior approval. Each RiboTargets Shareholder who has entered into the Undertaking:

(a)	may not dispose of any of its Lock-up Shares at any time during the period of six calendar months following Completion (the Initial Lock-up Period);

(b)	subject as described in 7.2.4, during the period of eight calendar months after the Initial Lock-up Period has expired (the Interim Lock-up Period) must:

(i)	notify the Company or its nominated broker (currently Cazenove & Co. Ltd) in writing prior to the disposal of any Lock-up Shares; and

(ii)	must not dispose of any Lock-up Shares other than through the Offeror’s nominated broker.

However, if a RiboTargets Shareholder who has entered into the Undertaking receives an unsolicited offer to acquire Lock-up Shares then sub-paragraph (ii) above will not apply and such RiboTargets Shareholder shall only be obliged to notify the Company’s nominated broker, currently Cazenove & Co. Ltd, in writing prior to such disposal.

7.2.4	During the Interim Lock-up Period the Qualifying Shareholders shall together be entitled to dispose of Lock-up Shares up to a maximum aggregate of Lock-up Shares equal to three per cent. of the issued ordinary share capital of the Company immediately following Completion without using the Company’s nominated broker to effect such disposal.

Qualifying Shareholder means a RiboTargets Shareholder who has entered into the Undertaking whose beneficial holding of Lock-up Shares immediately following Completion amounts to less than one per cent. of the aggregate issued ordinary share capital of the Company immediately following Completion.

7.2.5	A RiboTargets Shareholder wishing to dispose of any Lock-up Shares in the six months after the Interim Lock-up Period has expired must consult with British Biotech’s nominated broker about such disposal for a reasonable period of time prior to the proposed disposal, including, without limitation, with respect to the method and timing of the disposal.

7.2.6	In addition, each RiboTargets Shareholder who has entered into the Undertaking has agreed that prior to the end of the Initial Lock-up Period, it will not acquire or offer to acquire, directly or indirectly, any New Ordinary Shares if the effect would be to oblige any person to make a mandatory offer for British Biotech under Rule 9 of the Code.

7.2.7	The Undertaking contains exemptions which allow the RiboTargets Shareholders who have entered into the Undertaking to dispose of Lock-up Shares in the following situations:

(a)	a disposal pursuant to a court order;

(b)	a renunciation of a right to subscribe for shares where such right is derived from the Lock-up Shares or a failure to take up any such right;

(c)	if the Company makes an offer to its shareholders to purchase its own shares or proposes a scheme of arrangement, a disposal or agreement to dispose of any Lock up Shares to the Company pursuant to that offer or scheme; or

(d)	by acceptance of a general offer made for all the issued share capital of the Company provided such offer is recommended by the board of directors of the Company.

7.2.8	The Undertaking contains obligations to ensure that the RiboTargets Group carries on business in the ordinary course pending completion of the Merger, unless British Biotech agrees otherwise.

7.3	Drag-along provisions

7.3.1	The RiboTargets Articles provide that if an Investor Majority (defined in the RiboTargets Articles as the holder(s) of at least 65 per cent. by nominal value of the B Ordinary Shares and the A Ordinary Shares) accepts a bona fide offer on arm’s length terms for the entire issued share capital of RiboTargets, such Investor Majority may issue a notice (a Selling Notice) to RiboTargets stating the place, date and time of completion of the proposed sale and setting out the terms and conditions of the offer to be extended to the other RiboTargets Shareholders.

7.3.2	As noted in section 7.2.1, the holders of more than 65 per cent. by nominal value of the B Ordinary Shares and the A Ordinary Shares have entered into the Undertaking pursuant to which they have agreed to accept the Offer. In accordance with the RiboTargets Articles, the RiboTargets Shareholders who have entered into the Undertaking have issued a Selling Notice to RiboTargets on the date of this document.

7.3.3	Upon receipt of the Selling Notice referred to above, the RiboTargets Articles oblige RiboTargets to send a Compulsory Sale Notice to each of the RiboTargets Shareholders (other than those that issued the Selling Notice), giving the details of the terms of the offer set out in the Selling Notice and requiring them to sell all of their RiboTargets Shares to the proposed purchaser (British Biotech) on such terms.

7.3.4	The RiboTargets Articles provide that if a RiboTargets Shareholder fails to comply with the Compulsory Sale Notice (a Defaulting Member), RiboTargets is appointed as the agent of any such Defaulting Member for the sale of its RiboTargets Shares in accordance with the Compulsory Sale Notice and the directors of RiboTargets are entitled to authorise any person to execute and deliver the necessary transfer(s) on behalf of a Defaulting Member.

7.3.5	Accordingly, if any of the RiboTargets Shareholders do not accept the Offer, British Biotech will be entitled to compulsorily acquire the shares in the capital of RiboTargets held by such RiboTargets Shareholders on the terms set out in the Sale Proposal.

7.4	RiboTargets Share Schemes

7.4.1	RiboTargets employees and others currently hold options over 2,596,841 unissued RiboTargets Ordinary Shares. These options have been granted under share incentive arrangements operated by RiboTargets being:

(a)	an approved company share option plan (approved CSOP);

(b)	an unapproved company share option plan (unapproved CSOP);

(c)	a savings-related share option scheme (SAYE); and

(d)	an enterprise management incentive scheme (EMI).

7.4.2	Some of the outstanding options are already exercisable (see below). All other options will become exercisable on a change of control of RiboTargets (for example, on completion of the Merger) and then, subject to 7.4.3 below, remain exercisable for a period of six months following the change of control. None of the options will lapse automatically at the end of the six month period.

7.4.3	However, if any person becomes bound or entitled to acquire shares in RiboTargets under sections 428-430F of the Companies Act, the outstanding options may be exercised:

(a)	under the approved and unapproved CSOPs, within one month of the RiboTargets directors notifying option holders of a person becoming so bound or entitled to acquire RiboTargets shares. If the options outstanding under the approved and unapproved CSOPs are not exercised within this period, they will lapse; and

(b)	under the SAYE and EMI, at any time while a person remains so bound or entitled to acquire RiboTargets shares under sections 428-430F of the Companies Act. All unexercised options outstanding under the SAYE and EMI will lapse when the person ceases to be so bound or entitled.

7.4.4	RiboTargets option holders (of whom there are 110) are or will be able to exercise their options under the RiboTargets Share Schemes before or after the Effective Date over 2,596,841 unissued RiboTargets Ordinary Shares. However, options held under the SAYE scheme may only be exercised using the savings made to the date of exercise. Options under the SAYE scheme were granted in July 2002 under three-year savings contracts. Therefore the number of options which will become exercisable under the SAYE scheme will be less than one-third of the total number of shares under option.

8.	Directors, management and employees

8.1	British Biotech Pharmaceuticals Limited (BPL) employs all of the employees in the British Biotech business, excluding the two executive directors who are employed by British Biotech and two other employees who are employed by Neures Limited, a subsidiary of BPL. As at 19 March 2003 (being the latest practicable date prior to the publication of this document), the British Biotech Group employed 95 individuals (excluding consultants and contractors) of whom 87 were employed on a permanent basis (including two executive directors) and eight were temporary employees. Under the terms of the agreements BPL has entered into with Evotec OAI Limited, 17 employees will transfer to Evotec OAI Limited.

8.2	The following table summarises the average number of employees employed by British Biotech over the last three financial years:

	Financial Year ended 30 April
	2002	2001	2000
The average number of persons, including executive directors, employed by the British Biotech Group during the year was as follows:
Research, development and operations	97	155	270
Administration	20	27	33

Total	117	182	303

8.3	The current members of the Board of Directors and senior manager of British Biotech and their positions and ages are as follows:

Board	of Directors

Full name	Position	Age
Peter Fellner	Chairman	59
Timothy Peter Warren Edwards	Acting Chief Executive	46
Anthony John Weir	Finance Director	42
Keith James Merrifield	Non-executive Director	60
Philip Graham Rogerson	Non-executive Director	58
Eugene Warren Williams	Non-executive Director	43

Philip Rogerson has agreed to step down from the Board on completion of the Merger. On completion of the Merger Tim Edwards will become Corporate Development Director.

Following completion of the Merger and subject to stepping down from his executive responsibilities at Celltech Group plc, Peter Fellner will assume some executive responsibilities as Chairman of British Biotech. Further details are contained in paragraph 8.10 of Part VII of this document.

Biographies of the current members of the Board of Directors and senior management of British Biotech are set out below:

Peter Fellner

After his election to the Board as a non-executive director in December 2002, Dr Fellner became non-executive Chairman of the Company in January 2003. Dr Fellner has been Chief Executive Officer of Celltech Group plc since 1990, and is Chairman-designate of Celltech. He previously worked for Roche UK, as head of research and became Chief Executive from 1986 to 1990. Prior to that he was Director of Research at Searle UK Research Laboratories. He is also Chairman of two privately held biotechnology companies, Astex Technology Ltd and Ionix Pharmaceuticals Ltd, a Director of Isis Innovation Ltd, and a member of the Medical Research Council.

Tim Edwards

Mr Edwards qualified in 1980 as a Chartered Accountant and is an Associate of the Institute of Chartered Accountants. After qualification he spent ten years as an entrepreneur and in 1990 was a co-founder of Carter Edwards & Partners Limited, a specialist corporate finance advisory firm. In 1995 he became a Director of Corporate Finance and co-head of the PharmaGroup at NatWest Markets. From 1990 to 1997 he specialised in giving advice on strategy and corporate finance to a variety of major pharmaceutical and healthcare companies and executed various types of transactions. He joined British Biotech in April 1997 and was promoted to the Board in April 1999. He was appointed Chief Business Officer in May 2001 and Chief Operating Officer in May 2002. He was appointed Acting Chief Executive Officer in November 2002.

Anthony Weir

Mr Weir has a degree in mathematics from Oxford University and is a Fellow of the Institute of Chartered Accountants. Following qualification he advised a variety of businesses as a financial consultant and joined British Biotech in 1990 as Chief Accountant and Company Secretary. Between 1990 and 1999 he was involved in the raising of £300 million for the Company through a private placement, a dual UK/US listing and two rights issues. In April 1999 he was promoted to the Board with responsibility for Finance, Corporate Communications, Legal and Company Secretariat, Facilities and IT.

Keith Merrifield

Appointed in 1995, Mr Merrifield was previously a main board director of Wellcome plc. He is also a non-executive director of Coats plc.

Philip Rogerson

Appointed in November 1999, Mr Rogerson is also Chairman of Viridian Group plc and Chairman or Non-Executive Director of other listed and unlisted companies.

Eugene Williams

Appointed in January 2001, Mr Williams is also Senior Vice President, Therapeutics and General Manager of immune medicated diseases at Genzyme Corp. in the US. He also sits on the board of directors of Adheris, Inc.

Senior manager

Name	Position	Age
Susan Barrowcliffe	Development Director	44

Susan Barrowcliffe

Mrs Barrowcliffe received a degree in biochemistry from Sheffield University and has an academic background in biochemistry, metabolism and pharmacokinetics. Prior to joining British Biotech she had 15 years’ experience of global drug development and the registration of new products across a number of therapeutic areas in large pharmaceutical companies. Previous positions include Vice President Worldwide Product Registration at SmithKline Beecham (1995 to 2000) and Director European Regulatory Affairs at Marion Merrell Dow (1990 to 1995). She joined British Biotech in January 2000 as Director of Regulatory Affairs. In January 2002 she was appointed to her current position and is responsible for all aspects of pre-clinical and clinical development.

8.4	The business address of each of the Directors and senior manager of British Biotech and, following the completion of the Merger, the Proposed Directors is Thames Court, Watlington Road, Oxford OX4 6LY.

8.5	The Proposed Directors of the Merged Group and their positions and ages are as follows:

Proposed Directors

Full name	Position	Age
Simon John Sturge	Chief Executive Officer	44
Ian Fletcher Kent	Non-executive Director	59

Biographies of the Proposed Directors are set out below:

Simon Sturge

Mr Simon Sturge has over twenty years’ experience in the pharmaceutical industry. Mr Sturge received a degree in biology from Sussex University in 1980. From Sussex University Mr Sturge went on to be Product Manager of Napp Laboratories, Head of Sales and Marketing at Smiths Industries and Business Development Manager at Astra Pharmaceuticals before joining Celltech in 1988. Mr Sturge was appointed Chief Executive of Celltech Biologics plc (now Lonza Biologics plc) in 1995 where he remained for two years before joining RiboTargets as Chief Executive.

Mr Sturge founded RiboTargets when it was spun out from the MRC’s Laboratory of Molecular Biology (LMB) in July 1997 with a £7 million venture capital investment. Mr Sturge speaks at international conferences and for the last two years has been invited to attend the World Economic Forum.

Ian Kent

Ian Kent spent the earlier part of his career in the international agrochemicals industry latterly as Managing Director of the Fisons and Boots joint venture FBC. He then had 10 years as chief executive of venture capital funded companies before joining Dalgety plc where, as Group Technical Director, he was heavily involved in dismantling that released value to shareholders. He was chairman of the Intervention Board, the Government department responsible for the implementation of the Common Agricultural Policy in the UK between 1998 and 2001. Since 1998 he has been involved in the development of a number of biotechnology companies as non-executive chairman. He is a member of the Board of Governors of the Roslin Institute.

8.6	The Directors and Proposed Directors of British Biotech (in addition to their directorships of British Biotech Group companies and, in the case of Proposed Directors, RiboTargets Group companies) hold or have held the following directorships and are or were members of the following partnerships, in the past five years.

Name	Position	Company/Partnership	Position still held (Y/N)
Peter Fellner	Director	Amarin Corporation plc	N
		Argentium Research Limited	Y
		Astex Technology Limited	Y
		Celltech Group plc	Y
		Ionix Pharmaceuticals Limited	Y
		Isis Innovation Limited	Y
		Synaptica Limited	N

Timothy Edwards	Director	Carter Edwards & Partners Limited	Y
		Kenley Partners Limited (now dissolved)	N

Keith Merrifield	Director	Berkhamsted Schools Enterprises Limited	Y
		Boehringer Ingelheim Limited	N
		Coats plc	Y
		Cooper, McDougall & Robertson Limited	Y
		Danka Business Systems plc	N
		Kingshill (Berkhamsted) Limited	N
		The Coats Trustee Company Limited	Y

Philip Rogerson	Director	Aggreko plc	Y
		AMS Advanced Marketing Services Limited	N
		Bertram Group Limited	N
		Changing Faces	Y
		Coppereye Limited	Y
		Halifax plc	N
		KBC Advanced Technologies plc	Y
		Limit plc	N
		Octopus Capital plc	N
		PII Group Limited	N
		Project Telecom plc	Y
		United Engineering Forgings Limited	N
		Wates City of London Properties London	N
		Celltech Group plc	Y
		Viridian Group plc	Y

Eugene Williams	Director	Adheris, Inc.	Y

Simon Sturge	Director	Metalogic Systems Limited	Y
		Imaging Research Solutions Limited	N

Ian Kent	Director	Roslin Institute (Edinburgh)	Y
		Kenhart Investments Limited (in liquidation)*	Y
		Adprotech Limited	Y
		Ardana Bioscience Limited	Y
		Rodaris Pharmaceuticals Limited	Y
		Globalfarmers.com Limited (in receivership)**	N

*	Ian Kent, being the sole member of Kenhart Investments Limited, resolved to wind it up voluntarily by a resolution passed on 6 May 1999. At the time the resolution was passed the directors of Kenhart Investments Limited, of which Ian Kent is one, declared that Kenhart Investments Limited would be able to pay its debts in full within 12 months of the commencement of winding up together with interest at the accrued rate. According to the most recently filed Liquidator’s Statement of Receipts and Payments, dated 4 December 2002, the solvent dissolution of Kenhart Investments Limited is expected to be concluded shortly.
**	Ian Kent resigned as a non-executive director of Globalfarmers.com Limited in May 2001. Globalfarmers.com Limited had a receiver appointed by its bankers on 4 July 2001. According to the most recently filed Receivers Report which was submitted to the Registrar of Companies on 11 September 2001, Globalfarmers.com Limited is likely to have a shortfall to creditors of £4,244,460, the majority of which is owed to shareholders of Globalfarmers.com Limited, being the Governor and Company of the Bank of Scotland and Caledonian Heritable Investments Limited.

Name	Position	Company/Partnership	Position still held (Y/N)
		LGC (Holdings) Limited	Y
		Intercytex Limited	Y
		Biofocus plc	Y
		Ardana Trustees Limited	Y
		Credent Limited	Y
		Europeptides (UK) Limited	Y
		Etiologics Limited	Y
		Campden & Chorleywood Food Research Association	N
		Geron Bio-Med Limited	N
		Strakan Group Limited	N
		Cambridge Drug Discovery Holdings Limited	N

With the exception of his directorships of British Biotech Group companies, Anthony Weir does not hold and has not held any directorships nor is he or has he been a member of any partnerships in the past five years.

8.7	At the date of this document and save as disclosed in paragraph 8.6 in respect of Ian Kent in relation to Kenhart Investments Limited, none of the Directors and none of the Proposed Directors of British Biotech:

(a)	has been director or partner of any companies or partnerships at any time in the previous five years; or

(b)	has any unspent convictions in relation to the indictable offences; or

(c)	has been bankrupt or entered into an individual voluntary arrangement; or

(d)	has been a director with an executive function of any company at any time of or within 12 months preceding receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company’s creditors generally or with any class of its creditors; or

(e)	has been a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership; or

(f)	has had his assets the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership; or

(g)	has been subject to any public criticism by any statutory or regulatory authority (including any designated professional body) nor has ever been disqualified by a Court from acting as a director of a company or from acting in the management or conducting the affairs of any company.

8.8	No Director and none of the Proposed Directors has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the British Biotech Group and which were effected by British Biotech or any of the British Biotech Group during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

8.9	Details of the Proposed Directors’ emoluments are set out below:

	Salary/Fees		Benefits in kind		Annual bonuses		Deferred bonuses	Compensation for loss of office and payments for breach of contract or other termination payments	Total	Annual pension contribution by British Biotech
	£000		£000		£000		£000	£000	£000	£000
Executive
Mr Simon Sturge	300	(i)	12.5	(ii)	(iii	)	–	–	312.5	57
Non-Executive
Mr Ian Kent	30		–		–		–	–	30	–

(i)	Remuneration from date of appointment.
(ii)	This represents the non pensionable cash car allowance to be paid to Mr Sturge per annum.
(iii)	British Biotech may in its discretion award to Mr Sturge a non-pensionable annual cash bonus of up to a maximum of 50 per cent. of base salary dependent upon the achievement of performance targets.

8.10	Executive Directors

The following executive Directors currently have service agreements with British Biotech as follows:

Timothy Edwards and Anthony Weir, both executive Directors, entered into service agreements with British Biotech on 24 June 1999 which are expected to remain effective following the Merger. The service agreements are identical other than Mr Edwards is currently acting as Acting Chief Executive and receiving a salary of £221,000 per annum and Mr Weir is currently acting as the Finance Director with a salary of £165,000 per annum. Their salaries are exclusive of any bonus award, pension contribution or share option grant which may be made by the board of directors from time to time and inclusive of any fees payable to them as Directors or other officers of British Biotech or the British Biotech Group. The service agreements provide that their salaries shall be variable upwards by a decision of the board of directors and a salary review takes place at least annually. The agreements have no fixed term and are terminable by mutual agreement between the parties at any time or by either party giving to the other not less than 12 calendar months’ notice in writing. Mr Edwards and Mr Weir are entitled at any time within six months after a Change of Control of British Biotech to terminate their employment by giving to British Biotech not less than 30 days prior notice in writing. Upon such termination, or upon termination without notice by British Biotech during such six month period, they shall be entitled to receive a payment by way of liquidated damages equal to 18 times their then monthly salary. Change of Control shall take place on the date on which one person or a group of persons acting in concert holds, directly or indirectly, any shares in British Biotech which carry 50 per cent. or more of the then voting rights of British Biotech. The agreements provide that if before the expiration of the agreements their employment is terminated as part of any arrangement for the amalgamation of British Biotech, Mr Edwards and Mr Weir shall be offered employment with the amalgamated company for a period of not less than the unexpired term of their service agreements and on terms not less favourable than the terms of their existing service agreements. Under the service agreements Mr Edwards and Mr Weir are currently paid a non pensionable cash car allowance of £12,500 per annum and they are entitled to 30 days’ paid holiday per year or to such longer holidays as shall from time to time be agreed by the board of directors in addition to bank or public holidays. In the event that Mr Edwards or Mr Weir are prevented by illness or other incapacity from performing their duties they are entitled to receive their full salary for the first six months and one half of their full salary for the next consecutive period of six months during which their incapacity continues. The service agreements provide that Mr Edwards and Mr Weir are entitled to be members of the British Biotech pension scheme and to receive a total monthly contribution payable by British Biotech into one or more appropriate pension schemes established by British Biotech at a rate of 19 per cent. of basic salary, variable upwards by decision of the board of directors. The agreements contain a confidentiality provision which has effect during employment and for five years after the termination of employment as well as restrictions on the solicitation of employees for a period of 12 months following termination of employment. Conditional on the Merger, Mr Edwards will carry out the role of Corporate Development Director and his salary will increase to £230,000 per annum and Mr Weir will continue to carry out the role of Finance Director and his salary will increase to £180,000 per annum. Additionally, British Biotech may in its absolute discretion award to Mr Edwards and Mr Weir non-pensionable annual cash bonuses of up to a maximum of 50 per cent. of their base salaries dependent upon the achievement of performance targets. The other terms and conditions of Mr Edwards’ and Mr Weir’s service agreements will remain unchanged.

Conditional on completion of the Merger, British Biotech has entered into service agreements with the following individuals:

(a)

Dr Peter Fellner will be appointed as chairman of British Biotech with executive responsibilities. Except as referred to below his service agreement with British Biotech will be identical to that of Mr Edwards and Mr Weir. Dr Fellner will receive a salary of £200,000 per annum. He will also be entitled to receive certain fixed bonus payments once the British Biotech share price has reached pre-determined levels, payment being conditional on exercise of a corresponding part of the option referred to in paragraph 12.5 of this Part VII and such payment being equal to approximately half of the option price payable by Dr Fellner in respect of such options. Accordingly, Dr Fellner will be entitled to receive, in each case after the deduction of income tax and employee’s National Insurance contributions (for which reason the figures given are approximate), £350,000 once the British Biotech share price* has reached £1.00, £100,000 when the British Biotech share price has reached each of £1.20, £1.40 and £1.60, £350,000 when the British Biotech share price has reached £2.00 and a final £350,000 when the British Biotech share price has reached £3.00. In

*Note:	Based on the mid-market closing quoted share price of an Existing Ordinary Share as at the close of business on 19 March 2003 (the latest practical date prior to the date of this document), the price of a New Ordinary Share, assuming that the Capital Reorganisation has been completed, would be 77.5 pence.

each case, the share price will only have reached the requisite value if the market value of a British Biotech share has been at or above the required value over 30 consecutive dealing days. Dr Fellner will not receive a car or car allowance, nor will he be entitled to participate in the British Biotech pension scheme. Dr Fellner’s service agreement will not contain any provisions relating to a change of control of British Biotech. Dr Fellner will also be granted, as part of his remuneration arrangements, a share option by the Company following the Merger. Details of the share option are set out in paragraph 12.5 of this Part VII.

(b)	Mr Simon Sturge will be appointed as Chief Executive Officer of British Biotech. His service agreement with British Biotech will be identical to that of Mr Edwards and Mr Weir with the exception that he will receive a salary of £300,000 per annum as well as a non pensionable car allowance of £12,500 per annum and British Biotech may in its absolute discretion award to Mr Sturge a non-pensionable annual cash bonus up to a maximum of 50 per cent of his base salary dependent upon the achievement of performance targets. Additionally his service agreement will not contain any provisions relating to change of control.

8.11	Non-executive directors

Each of the non-executive Directors has agreed terms of appointment with British Biotech as follows:

(a)	Dr Peter Fellner is engaged by British Biotech as a non-executive director on the terms of a letter of appointment dated 2 December 2002. His appointment as a non-executive director took effect from 4 December 2002 and his appointment as the non-executive chairman took effect from 1 January, 2003 for an initial period of three years. From 1 January 2003 his remuneration is £100,000 per annum (with an annual salary review). He also received directors’ fees of £1,726.03 for the period of 4 December 2002 to 31 December 2002, equivalent to £22,500 per annum. The letter does not set out any provisions relating to the termination of his appointment and nor does it provide any notice provisions in respect of termination. Following the completion of the Merger, and subject to stepping down from his executive responsibilities at Celltech Group plc, Dr Fellner will cease to be a non-executive director of British Biotech and he will become chairman of British Biotech with executive responsibilities (see paragraph 8.10 of this Part VII).

(b)	Mr Keith Merrifield is engaged by British Biotech as a non-executive director on the terms of a letter of appointment dated 1 December 1999. His re-appointment took effect from 1 December 1999 for an initial period of three years. This period terminated on 30 November 2002. Mr Merrifield’s appointment is continuing on the same terms although it has not been formally renewed. Mr Merrifield is paid a fee of £22,500 per annum. The letter does not set out any provisions relating to the termination of his appointment and nor does it provide any notice provisions in respect of termination. Following the completion of the Merger, Mr Merrifield will remain a non-executive director for a fixed period of three years from the Effective Date on the terms of a letter of appointment dated 21 March 2003. He will be paid a fee of £30,000 per annum and his appointment may be terminated at any time in accordance with British Biotech’s Articles of Association however the letter of appointment states that British Biotech would normally expect from Mr Merrifield at least one month’s prior notice of resignation as a non executive director. The letter of appointment contains confidentiality provisions.

(c)	Mr Philip Rogerson is engaged by British Biotech as a non-executive director on the terms of a letter of appointment dated 18 November 1999. His appointment took effect from 17 November 1999 for an initial period of three years. This period terminated on 16 November 2002. Mr Rogerson’s appointment is continuing on the same terms although it has not been formally renewed. Mr Rogerson is paid a fee of £22,500 per annum. The letter does not set out any provisions relating to the termination of his appointment and nor does it provide any notice provisions in respect of termination. Mr Rogerson will cease to be a director on completion of the Merger.

(d)	Mr Eugene Williams is engaged by British Biotech as a non-executive director on the terms of a letter of appointment dated 12 December 2000. His appointment took effect from 26 January 2001 for an initial period of three years. Dr Williams is paid a fee of £22,500 per annum. The letter does not set out any provisions relating to the termination of his appointment and nor does it provide any notice provisions in respect of termination. Following the completion of the Merger, Mr Williams will remain a non-executive director on the terms of a letter of appointment dated 21 March 2003 until 25 January 2004. He will be paid a fee of £30,000 per annum and his appointment may be terminated at any time in accordance with British Biotech’s Articles of Association however the letter of appointment states that British Biotech would normally expect from Mr Williams at least one month’s prior notice of resignation as a non executive director. The letter of appointment contains confidentiality provisions.

(e)	Conditional on completion of the Merger, Mr Ian Kent will be appointed as a non-executive director on the terms of a letter of appointment dated 21 March 2003. His appointment will take effect from the Effective Date for an initial period of three years. Mr Kent will be paid a fee of £30,000 per annum. His appointment may be terminated at any time in accordance with British Biotech’s Articles of Association; however, the letter of appointment states that British Biotech would normally expect from Mr Kent at least one month’s prior notice of resignation as a non-executive director. The letter of appointment contains confidentiality provisions.

8.12	The total emoluments receivable by the Directors of British Biotech will be varied as a result of the Merger. Dr Fellner’s remuneration and fees will increase from £100,000 per annum to £200,000 per annum. Mr Edward’s remuneration will increase from £221,000 per annum to £230,000 per annum. Mr Weir’s remuneration will increase from £165,000 per annum to £180,000 per annum. Keith Merrifield’s fees will increase from £22,500 to £30,000 per annum, as will Eugene Williams’.

8.13	The aggregate amount of compensation paid to all directors of British Biotech as a group by the British Biotech Group for services in all capacities during the financial year ended 30 April 2002 was £1,667,000. This amount includes directors’ fees, salaries and bonus payments, but excludes amounts set aside or accrued to provide pension, retirement or similar benefits. The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for directors of British Biotech by the British Biotech Group during the financial year ended 30 April 2002 was £214,000. It is estimated that for the financial year ended 30 April 2003 and conditional upon completion of the Merger, the aggregate of remuneration of the directors of British Biotech and the Proposed Directors will be approximately £1,349,370. This amount includes the directors’ of British Biotech and Proposed Directors’ fees and salaries but excludes bonus payments and amounts set aside or accrued to provide pension, retirement or similar benefits. The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for the directors of British Biotech and Proposed Directors by the British Biotech Group during the financial year ended 30 April 2003, conditional upon completion of the Merger will be approximately £112,147. The amount of bonus payments to directors of British Biotech and Proposed Directors during the financial year ended 30 April 2003, conditional upon completion of the Merger payable at the discretion of British Biotech, is estimated to be approximately £144,400.

8.14	There is no arrangement under which a Director or a Proposed Director has waived or agreed to waive future emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

8.15	There are no outstanding loans granted by any member of the British Biotech Group to or for the benefit of the Directors and Proposed Directors and there are no guarantees provided by any member of the British Biotech Group to, or for the benefit of, the Directors and Proposed Directors.

8.16	The table below sets out the interests of Directors (all of which are beneficial unless otherwise stated) in the securities of British Biotech as at 19 March 2003 (being the latest practicable date prior to the publication of this document):

Director	Beneficial ordinary shares	Non-beneficial ordinary shares	Share options

TPW Edwards	1,208,064	—	3,644,971
AJ Weir	51,728	—	3,841,530
K Merrifield	30,000	—	—
PJ Fellner	1,000,000	—	—

8.17	The table below sets out the interests of Directors and Proposed Directors (all of which are beneficial unless otherwise stated) in the securities of British Biotech as they will be immediately following the Merger:

Director	Beneficial ordinary shares	Non-beneficial ordinary shares	Share options

TPW Edwards	60,403	—	707,248
AJ Weir	51,728	—	642,076
K Merrifield	1,500	—	—
PJ Fellner	50,000	—	2,670,071
S Sturge	56,435	—	1,000,000

8.18	The interests of the Directors and Proposed Directors in British Biotech’s share capital set out in paragraphs 8.16 and 8.17 above are the only interests which are or would be (following the Merger):

(a)	notifiable to British Biotech pursuant to section 324 or section 328 of the Companies Act;

(b)	required pursuant to section 325 of the Companies Act to be entered in the register referred to therein; or

(c)	interests of a connected person of a Director or Proposed Director, which would, if the connected person were a Director, be required to be disclosed under sub-paragraphs (a) or (b) above, and the existence of which is known to, or could with reasonable diligence be ascertained by, the relevant Director.

8.19	The Directors of British Biotech each hold the share options set out below in British Biotech. As at 19 March 2003 (the latest practicable date prior to the publication of this document) there were no other outstanding share options granted by British Biotech to the Directors.

Share options held by executive Directors of British Biotech are set forth in the following table as at 19 March 2003

	At 1 May 2002 Number	Granted in the year Number	Lapsed in the year Number	At 30 January 2003 Number		Exercise Price	Date from which Exercisable	Expiry Date
T P W Edwards	50,000	—	—	50,000		235p	Apr 2000	Apr 2007
Executive	50,000	—	—	50,000	(i)	235p	Apr 2002	Apr 2007
	70,810	—	—	70,810		102p	Dec 2000	Dec 2007
	70,810	—	—	70,810	(i)	102p	Dec 2002	Dec 2007
	125,000	—	—	125,000		40p	Sep 2001	Sep 2008
	125,000	—	—	125,000	(i)	40p	Sep 2003	Sep 2008
	250,000	—	—	250,000		22p	Jul 2002	Jul 2009
	250,000	—	—	250,000	(i)	22p	Jul 2004	Jul 2009
SAYE	12,321	—	—	12,321		140p	Oct 2002	Mar 2003
Bonus	30,000	—	—	30,000		5p	Apr 1999	Apr 2004
	37,010	—	—	37,010		5p	Jul 1998	Jul 2005
	74,020	—	—	74,020		5p	Jul 2000	Jul 2005
	1,250,000	—	—	1,250,000	(ii)	5p	Jul 2002	Jul 2007
	1,250,000	—	—	1,250,000	(ii)	5p	Aug 2003	Aug 2008

	3,644,971	—	—	3,644,971

A J Weir	108,340	—	108,340	—		40p	Dec 1995	Dec 2002
Executive	54,170	—	—	54,170		33p	Jul 1996	Jul 2003
	101,540	—	—	101,540		36p	Jul 1997	Jul 2004
	152,310	—	—	152,310	(i)	36p	Jul 1999	Jul 2004
	24,045	—	—	24,045		210p	Dec 2000	Dec 2006
	24,045	—	—	24,045	(i)	210p	Dec 2001	Dec 2006
	61,575	—	—	61,575		102p	Dec 2000	Dec 2007
	61,575	—	—	61,575	(i)	102p	Dec 2002	Dec 2007
	125,000	—	—	125,000		40p	Sep 2001	Sep 2008
	125,000	—	—	125,000	(i)	40p	Sep 2003	Sep 2008
	250,000	—	—	250,000		22p	Jul 2002	Jul 2009
	250,000	—	—	250,000	(i)	22p	Jul 2004	Jul 2009
SAYE	2,464	—	—	2,464		140p	Oct 2002	Mar 2003
	7,392	—	—	7,392		28p	Oct 2003	Mar 2004
Bonus	1,960	—	—	1,960		5p	Jul 1997	Jul 2004
	3,920	—	—	3,920		5p	Jul 1999	Jul 2004
	32,178	—	—	32,178		5p	Jul 1998	Jul 2005
	64,356	—	—	64,356		5p	Jul 2000	Jul 2005
	1,250,000	—	—	1,250,000	(ii)	5p	Jul 2002	Jul 2007
	1,250,000	—	—	1,250,000	(ii)	5p	Aug 2003	Aug 2008

	3,949,870	—	(108,340)	3,841,530

Total	7,594,841		(108,340)	7,486,501

(i) These	are special options. They have an earliest exercise date of five years from the date of grant and are exercisable only if share price performance exceeds upper quartile FTSE 100 performance.
(ii)	These are subject to performance criteria; the awards made are exercisable in four tranches provided the share price increases to 25 pence, 30 pence, 35 pence and 40 pence on or before 31 July 2004.

No options were exercised by executive Directors of British Biotech during the year.

The closing price of the Company’s shares at 19 March, 2003 was 3.875 pence (10.50 pence in 2002). During 2002, the closing price of the Company’s shares ranged from 2.20 pence to 18.25 pence (13.50 pence to 30.25 pence in 2001).

The exercise price of the options ranges from 5p to 235p. No payment has been made by executive directors for the grant of options.

As at 19 March 2003, in aggregate, the British Biotech Directors’ interests in Existing Ordinary Shares amount to approximately 0.49 per cent. of British Biotech’s issued ordinary share capital.

8.20	The remuneration of each of the directors of British Biotech who served during the financial year 2002 is set out below.

	Salary/Fee	Benefits	Performance Related Bonus	Compensation for loss of office	2002 Total		2001 Total		2002 Pension	2001 Pension
	£000	£000	£000	£000	£000		£000		£000	£000
Executive
Dr E P Goldstein Chief Executive	379	21	151	—	551		542	(i)	72	68
Dr G V Campion(vi)	109	5	—	303	417	(v)	388	(i)	76	51
T P W Edwards	186	12	75	—	273		258		35	31
A J Weir	161	15	68	—	244		219		31	28
Sub-total	835	53	294	303	1,485		1,407		214	178
Non-executive
C Hampson Chairman	90	—	—	—	90		90		—	—
K J Merrifield	23	—	—	—	23		23		—	—
P G Rogerson	23	—	—	—	23		23		—	—
Dr P A Nicholson(ii)	23	—	—	—	23		28		—	—
Dr P K Jensen(iii)	—	—	—	—	—		17		—	—
E W Williams(iv)	23	—	—	—	23		6		—	—
Sub-total	182	—	—	—	182		187		—	—
Total	1,017	53	294	303	1,667		1,594		214	178

(i)	The performance-related bonus was paid fully in cash.
(ii)	Dr P A Nicholson is a member of the Scientific Advisory Board. In the year ended 30 April 2001, he received fees of £28,000 which include directors’ fees of £23,000 and £5,000 for services on the Scientific Advisory Board. In the year ended 30 April, 2002 he received directors’ fees of £23,000 and £nil for services to the Scientific Advisory Board.
(iii)	Remuneration from 1 May 2000 to date of retirement
(iv)	Remuneration in 2001 from date of appointment to date of retirement
(v)	The total emoluments of the highest paid director, excluding pension contributions, amounted to £551,000 (2001: £542,000). Pension contributions made during the year to the highest paid-director were £72,000 (2001: £68,000).
(vi)	Remuneration from 1 May 2001 to date of resignation. Compensation for loss of office was paid in cash and was based on his 12-month notice period. In addition, Dr Campion retained 500,000 Bonus Scheme share options that expired in September 2002

8.21	The Concert Party Directors following the Merger (assuming the price of a New Ordinary Share immediately following the Merger is 77.5 pence, based on the mid-market closing price of an Existing Ordinary Share as at 19 March 2003 (the latest practicable date prior to the date of this document)), will hold options over, in aggregate, 5,083,105 New Ordinary Shares. On the assumption that these options are exercised in full, the individual potential shareholding of each of the Concert Party Directors is set out below.

Concert Party Director	Per cent. individual potential shareholding
TPW Edwards	1.08
AJ Weir	0.98
PJ Fellner	4.00
K Merrifield	0.00
S Sturge	1.55

8.22	Save as disclosed below, no dealings have been made in the Existing Ordinary Shares by any of the British Biotech Directors in the 12 months prior to the date of this document:

Name	Nature of transaction	Date	Number of Existing Ordinary Shares	Price (pence)
Peter Fellner	Purchase	6 Jan 03	1,000,000	3.5
Timothy Edwards	Purchase	6 Jan 03	1,188,064	4.0
Anthony Weir	Purchase	6 Jan 03	928,170	4.0
Keith Merrifield	—	—	—	—
Philip Rogerson	—	—	—	—
Eugene Williams	—	—	—	—

8.23	As at the date of this document, neither British Biotech nor any British Biotech Director holds any RiboTargets Shares.

8.24	There have been no material transactions during the last three years to which any director or officer of, RiboTargets or British Biotech was a party, or had a direct or indirect interest, which were unusual in their nature or conditions or significant to the businesses of RiboTargets or British Biotech respectively and no such transactions are presently proposed. No director or officer of RiboTargets and British Biotech, or any associate thereof, was indebted to RiboTargets or British Biotech respectively or any of their respective subsidiaries at any time during the last three years.

9.	Subsidiary undertakings

9.1	British Biotech

British Biotech has the following subsidiaries, which are wholly-owned (directly or indirectly) and have the registered office of Thames Court, Watlington Road, Oxford, Oxfordshire OX4 6LY:

Subsidiary undertaking	Nature of business and operation	Country of incorporation
British Biotech Pharmaceuticals Limited	Research and development	England and Wales
— Neures Limited	Dormant	England and Wales
— Lanehawk Limited	Dormant	England and Wales
— Oxford Gene Systems Limited	Dormant	England and Wales
British Biotech Services Limited	Management services	England and Wales
British Biotech International Limited	Non-trading	England and Wales
British Biotech Investments Limited	Holding company	England and Wales
— British Biotech (UK) Limited	Non-trading	England and Wales
— British Biotech Americas Inc.	Holding company	United States
— British Biotech Inc	Non-trading	United States
BB Pharmaceuticals Limited	Dormant	England and Wales
British Biotechnology Products Limited	Dormant	England and Wales
British Biotechnology Limited	Dormant	England and Wales
Genalife Limited	Dormant	England and Wales

9.2	RiboTargets

RiboTargets has the following subsidiary:

Subsidiary undertaking	Nature of business and operation	Country of incorporation
RiboTargets Limited	Research and development	England and Wales

10.	Principal establishments

10.1	British Biotech

British Biotech has an interest in property at two sites. These are Watlington Road, Cowley, and Barton Lane, Abingdon, both in Oxfordshire. The specific property interests at each site are as set out below.

Property at Watlington Road, Cowley, Oxfordshire

Premises	Total floor area (m²)	Tenure	Additional comments
Thames Court	2,525	Freehold	Mainly office use, together with the computer hub and network systems. There is an unused laboratory suite on the ground floor.

Brook House	2,396	Freehold	Office areas with a back-up communications room. There are biology research facilities on the ground floor and chemistry research facilities on the first floor.

Cherwell House	1,196	Freehold	Only part of the building is used. This is for service and support functions such as despatch, post sorting, stock storage and document store.

Car park	(2,160)	Freehold	Parking for 88 vehicles and provides access to land retained from a transfer to British Gas.

Ex British Gas Site	Not applicable Strip is 15.5 metres wide (2,190)	Freehold

Part of a large site previously owned by British Gas and sold to British Biotech in 1996.

The majority of the site was sold to a property developer in March 2000 but the strip was retained as potential car parking. It is anticipated that an additional 106 car parking spaces could be accommodated on this site once it has been developed.

Harrow House	1,505	Leased from Gort Property Investments Limited and underleased to Accentus (please see Lease details below)

Used for a pilot scale biological fermentation plant with associated support areas and plant rooms. The building is leased but the equipment is owned.

The tenants sub-lease the facility from British Biotech and pay a rent for use of the equipment owned by British Biotech and for certain services such as security, parking, gas and electricity.

Property at Barton Lane, Abingdon, Oxfordshire

Premises	Total floor area (m²)	Tenure	Additional comments
4-10 The Quadrant	1,944	Leased from Kibswell Holdings Limited and underleased to Oxford Glycosciences Limited (OGL) (please see Lease details below)	Mixture of offices, biology research laboratories and associated support areas. OGL have exercised an option to break the lease on 31 July 2003.

Lease Details

Premises	Tenure	Date	Original landlord	Original tenant	Term
Harrow House, Watlington Road, County Trading Estate, Oxford OX4 2SB	Lease	19 September 1989	Fellows (Case-Pack) Limited	British Biotech	25 years from 19 September 1989
	Underlease	20 March 2000	British Biotech	AEA Technologies plc	From 20 March 2000 to 15 September 2014

Units J, K & L and M, N, P & Q, The Quadrant, Barton Lane, Abingdon, Oxford	Lease of Units J, K & L	21 December 1990	Kibswell Holdings Limited	British Biotech	25 years from 31 August 1990

	Lease of Units M, N, P and Q	5 March 1991	Kibswell Holdings Limited	British Biotech	25 Years from 30 November 1990

	Underlease of Units J, K and L	13 July 2001	British Biotech	Oxford Glycosciences (UK) Limited	Termination on 31 July 2003 following receipt of notice of the option to break dated 17 January 2003

	Underlease of Units M, N, P and Q	13 July 2001	British Biotech	Oxford Glycosciences (UK) Limited	Termination on 31 July 2003 following receipt of notice of the option to break dated 17 January 2003

10.2	RiboTargets

10.2.1	The RiboTargets Group operates from a single principal establishment, information in respect of which is summarised below:

Premises	Tenure	Date	Term
Granta Park Abington Cambridge Cambridgeshire CB1 6GB	Leasehold	13 January 2000	20 years from 29 September 1999

10.2.2.	RiboTargets has entered into an agreement for lease in respect of new premises which are being constructed at Granta Park. It is anticipated that these new premises will be completed by the third quarter of 2003.

11.	British Biotech Share Schemes

The Company currently operates three share option schemes under which grants of options may be made: the British Biotech Executive Share Option Scheme; the British Biotech Deferred Share Bonus Scheme and the British Biotech Group SAYE Option Scheme. In addition, employees currently hold options granted under the British Biotech Group 1992 Share Option Scheme.

The exercise of options is permitted in the event of a change in control, a reorganisation, an amalgamation or a voluntary winding up of British Biotech. In the event of a change in control of British Biotech, participants may surrender their options in consideration of the grant of substitute options for shares in the acquiring company. The Merger does not constitute a change of control under the terms of the schemes.

As of 19 March 2003, (being the latest date practicable prior to the publication of this document) under the British Biotech Group 1992 Share Option Scheme, options over a total of 1,438,620 Existing Ordinary Shares were outstanding under the 1992 Share Option Scheme. Such options have exercise prices between 33p and 82p per Existing Ordinary Share and exercise periods which expire between July 2003 and October 2005.

As of 19 March 2003 (being the latest date practicable prior to the publication of this document) under the British Biotech Executive Share Option Scheme, options over a total of 6,874,000 Existing Ordinary Shares were outstanding under the Executive Scheme. Such options have exercise prices between 22p and 235p per Existing Ordinary Share and exercise periods which expire between July 2003 and January 2010.

As of 19 March 2003 (being the latest date practicable prior to the publication of this document) under the British Biotech Deferred Share Bonus Scheme, awards over a total of 18,975,721 Existing Ordinary Shares were outstanding under the Bonus Scheme. All awards have an exercise price of 5p per Existing Ordinary Share and have exercise periods which expire between December 2003 and January 2009.

As of 19 March 2003 (being the latest date practicable prior to the publication of this document) under the British Biotech SAYE Option Scheme, options over a total of 360,479 Existing Ordinary Shares were outstanding under the SAYE scheme at exercise prices of 20p to 186p per Existing Ordinary Share and with exercise periods that expire between March 2003 and March 2004.

11.1	British Biotech Group 1992 Share Option Scheme (the 1992 Scheme)

(a)	Selected directors and employees of the British Biotech Group may participate in the 1992 Scheme which is divided into two sections, the “Approved Part” and the “Unapproved Part”. The Approved Part has been approved by the Inland Revenue under the provisions of the Income and Corporation Taxes Act 1988. No options have been granted under the 1992 Scheme following the adoption of the British Biotech Executive Share Option Scheme but there are outstanding options currently held by employees which were granted under the 1992 Scheme.

(b)	The 1992 Scheme allows for the grant of ordinary options and special options. Ordinary options may normally be exercised between the third and tenth anniversaries of their date of grant. Special options may be exercised between the fifth and tenth anniversaries of their date of grant. The exercise of ordinary and special options is subject to the satisfaction of performance targets (with more stretching performance targets applying to special options). Options are normally only exercisable while the participant remains an employee. Options may also be exercised earlier in certain circumstances, including on the participant’s death or on a take-over of British Biotech.

(c)	In the event of certain variations of capital, the number of shares under option and the exercise prices may be adjusted by the Board. The auditors of British Biotech must confirm in writing that the adjustment is, in their opinion, fair and reasonable. Adjustments to approved options must also be approved by the Inland Revenue.

11.2	British Biotech Executive Share Option Scheme (the Executive Scheme)

The Executive Scheme allows for the grant of Inland Revenue approved options and unapproved options. The Executive Scheme has the following main features:

(a)	The Executive Scheme, which is administered by the Board of Directors (or a duly appointed committee thereof), is available to those full-time directors and employees of the British Biotech Group (“eligible employees”) who are invited to participate. Options will normally only be granted within six weeks following the announcement of British Biotech’s results for any period or at the end of a period during which the grant of awards was prohibited by the Company’s rules concerning dealings by directors in the Company’s shares or in exceptional circumstances.

(b)	The Executive Scheme allows for the grant of ordinary or special options. Ordinary options may be granted subject to a performance target as specified on the date of grant by the Remuneration Committee of British Biotech. If no conditions are specified, the options will not be exercisable unless the total return on Existing Ordinary Shares or New Ordinary Shares following the Capital Reorganisation from the date of grant to the exercise date exceeds the total return on the ordinary shares of the company ranked 50 in the FTSE100. Special options are not exercisable unless the total return on Existing Ordinary Shares or New Ordinary Shares following the Capital Reorganisation from the date of grant to the exercise date exceeds the total return on the Existing Ordinary Shares or New Ordinary Shares following the Capital Reorganisation of the company ranked 25th in the FTSE100.

(c)	No options may be granted under the Executive Scheme more than ten years after it is approved and adopted by the Company in general meeting.

(d)	Recruitment options may also be granted to a person who has become a director or employee of the British Biotech Group on or after the last but one announcement of British Biotech’s results for any period.

(e)	An option may not be granted in any five year period to any eligible employee over Existing Ordinary Shares or New Ordinary Shares following the Capital Reorganisation in British Biotech having an aggregate value exceeding four times his remuneration (as defined in the Executive Scheme) but leaving out of account recruitment options, and awards made under the British Biotech Deferred Share Bonus Scheme. In respect of options granted under the Inland Revenue approved part of the Executive Scheme, options with a market value of up to £30,000 may be granted.

(f)	The exercise price per share is the higher of the market value of an Existing Ordinary Share or New Ordinary Share following the Capital Reorganisation (being the middle market price of a share in British Biotech as derived from the Official List on the date of grant), and, if the option is over unissued shares, the nominal value of a share.

(g)	The Executive Scheme is subject to the following limits on the number of Existing Ordinary Shares or New Ordinary Shares following the Capital Reorganisation that may be issued:

(i)	not more than 10 per cent. of the issued ordinary share capital of British Biotech may, in aggregate, be issued pursuant to options granted under the Executive Scheme when aggregated with the number of shares issued or issuable pursuant to all rights under any other employees’ share scheme adopted by the Company (excluding qualifying awards made under the British Biotech Deferred Share Bonus Scheme) in the period of 10 years following 18 September 1996;

(ii)	not more than five per cent. of the issued ordinary share capital of British Biotech may in aggregate be issued pursuant to options granted under the Executive Scheme when aggregated with the number of shares issued or issuable pursuant to all rights under any other executive share option scheme adopted by the Company (excluding special options granted under the Executive Scheme and awards made under the British Biotech Deferred Share Bonus Scheme) in the period of 10 years following 18 September 1996.

(h)	Options are not transferable. Ordinary and recruitment options may normally be exercised between the third and tenth anniversaries of the date of grant. Special options may be exercised between the fifth and tenth anniversaries of the date of grant. The exercise of ordinary and special options is subject to the satisfaction of performance targets (see 11.2(b) above). Options are normally only exercisable while the participant is an employee but may be exercised earlier in certain circumstances (including on the participant’s death or on a take-over of British Biotech). If options become exercisable as a result of a take-over of British Biotech, the committee may, in its’ discretion, treat the performance condition as having been satisfied if it cannot determine whether the condition is, in fact, satisfied.

(i)	In the event of any increase or decrease of capital, the number of ordinary shares under options and the respective exercise prices may be subject to an adjustment by the Committee. Any adjustment to options granted under the Inland Revenue approved part of the Executive Scheme must be approved by the Inland Revenue.

(j)	The Executive Scheme may be amended by the Remuneration Committee (with the approval of the Inland Revenue in the case of options granted under the Inland Revenue approved part of the Executive Scheme). However, the principal features concerning eligibility, the calculation of the exercise price, the transferability of options, the number of Existing Ordinary Shares, or New Ordinary Shares following the Capital Reorganisation available under the Executive Scheme, the individual limit on the number of Existing Ordinary Shares, or New Ordinary Shares following the Capital Reorganisation granted to eligible employees, the terms on which recruitment options are granted, the period for exercise of options and conditions for exercise, the provisions relating to take-over, reconstruction and winding-up of British Biotech and variation of capital may not be amended without the prior approval of the Company in general meeting where that amendment is to the advantage of participants (other than minor alterations to benefit the administration of the scheme or to take account of change or to obtain or maintain favourable tax, exchange control or regulatory treatment). The Remuneration Committee may amend the performance targets attaching to any option without seeking approval from the Company in general meeting.

11.3	British Biotech Deferred Share Bonus Scheme (the Bonus Scheme)

The Bonus Scheme has the following main features:

(a)	The Bonus Scheme, which is administered by the Remuneration Committee of the Company, is available to full-time directors and employees of the British Biotech Group (together “eligible employees”) who are invited to participate. No eligible employee is entitled as of right to participate. Awards will normally only be granted:

(i)	within six weeks following the announcement of British Biotech’s results for any period;

(ii)	at the end of a period during which the grant of awards was prohibited by the Company’s rules concerning dealings by directors in the Company’s shares;

(iii)	or in exceptional circumstances.

(b)	Prior to 17 July 2000 awards were made to eligible employees who agreed to sacrifice 50 per cent. of their annual bonus. Alternatively, the committee may elect that an award will only be made to a participant who agrees to invest in shares in the Company. Normally, this will mean that the employee will sacrifice all of his cash bonus and will instead be made an award, known as a “qualifying award” of shares in the Company and a further award to match the qualifying award, known as a “matching award”. Prior to 17 July 2000, awards were not subject to performance targets. Since 17 July 2000, all awards (other than a qualifying award) are subject to performance targets, based on share price performance, the conditions being more demanding for executive directors and senior employees.

(c)	No awards may be made under the Bonus Scheme more than ten years after it is approved and adopted by the Company in general meeting.

(d)	The price at which Existing Ordinary Shares, or New Ordinary Shares following the Capital Reorganisation, may be acquired on the exercise of an award (other than a qualifying award) is determined by the Remuneration Committee. However, if the award consists of a right to acquire shares by subscription, the price shall not be less than the nominal value of a share. Awards are not transferable.

(e)	An award under the Bonus Scheme may be exercised between the second and seventh anniversary of the award date (or such lesser period as the Remuneration Committee may determine). A qualifying award may be exercised immediately, but the corresponding matching award may not be exercised unless the participant retains all related qualifying awards until the matched award becomes exercisable (subject to the remuneration committee relaxing these provisions in its absolute discretion). In any event, the award (other than a qualifying award) is normally only exercisable if the performance targets have been met and only if the participant remains an employee of the British Biotech Group. Awards, however, may be exercised earlier in certain circumstances (including the participant’s death or on a take-over of British Biotech). If a participant ceases employment within two years following the date of grant of an award due to injury, disability, retirement, redundancy or because his employing Company or the business for which he works ceases to be a participating company, then the participant’s award (other than a qualifying award) may only be exercised pro-rata to the number of months which have elapsed since the date of grant, subject to the performance condition being satisfied (to the date the participant ceases employment), other than on a take-over or change of control of British Biotech.

(f)	Not more than 10 per cent. of British Biotech’s ordinary share capital may be issued under the Bonus Scheme when aggregated with the number of shares issued under any other employees’ share scheme adopted by British Biotech (excluding qualifying awards) in the period of 10 years following 18 September 1996.

(g)	In the event of certain variations of capital, the number of shares under the award and the price at which shares may be acquired may be subject to adjustment by the remuneration committee.

(h)

The Bonus Scheme may be amended by the Remuneration Committee, but the principal features concerning eligibility, transferability, calculation of the exercise price, the number of shares available under the Bonus Scheme, the period for and conditions of exercise of awards, the provisions relating to take-over, reconstruction and winding up of British Biotech and variation of capital may not be amended without prior approval of the Company in general meeting (other than minor alterations to benefit the administration of the Bonus Scheme or to take account of changes in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment). The Remuneration Committee may amend the performance target attaching to awards without seeking approval from the Company in general meeting.

11.4	British Biotech Group SAYE Share Option Scheme (SAYE Scheme)

The SAYE Scheme, which is approved by the Inland Revenue under the provisions of the Income and Corporation Taxes Act 1988, has the following main features:

(a)	The SAYE Scheme is administered by the Board of Directors.

(b)	Full-time employees (those working more than 16 hours per week or such lesser number of hours per week as the Board may prescribe being not less than eight) who have been in employment for a continuous period of not less than one year before the invitation date or an employee or director who has been nominated by the Board of directors of British Biotech (or a committee thereof) are eligible to apply for options under invitations generally made within the period starting three weeks before and ending six weeks after the announcement of the British Biotech Group results for any period. In order to be granted an option an eligible employee must take out a savings contract under which he contributes up to £250 per month, at present rates, for a period of three, five or seven years.

(c)	Options are granted over Existing Ordinary Shares, or New Ordinary Shares following the Capital Reorganisation, having an aggregate exercise price equal to the total savings, plus bonus, under the related savings contract.

(d)	No options may be granted under the SAYE Scheme more than ten years after the first grant of options.

(e)	The price per share payable on the exercise of an option is determined by the Board but shall not be less than the higher of:

(i)	in the case of an option to subscribe, the nominal value of an Existing Ordinary Shares, or New Ordinary Shares following the Capital Reorganisation, on the date of grant; and

(ii)	an amount equal to 80 per cent. of the average of the middle market quotations of an Existing Ordinary Share, or New Ordinary Share following the Capital Reorganisation, (as derived from the Official List) for the three consecutive dealing days prior to the date of grant.

(f)	Options, which are not transferable, may normally be exercised within the six-month period following completion of the related savings contract using the repayment of the savings together with the bonus. Options may be exercised earlier in certain circumstances (including on the optionholder’s death, on a take-over becoming unconditional or on a winding-up of British Biotech) but only to the extent that Existing Ordinary Shares, or New Ordinary Shares following the Capital Reorganisation, can be acquired with repayments made, together with interest, under the related savings contract.

(g)	Not more than 10 per cent. of the nominal amount of British Biotech’s equity share capital may be issued under the SAYE Scheme on the day preceding the date of grant, less the aggregate of the nominal amounts of:

(i)	shares issued on the exercise of options granted within the previous 10 years under any share option scheme (other than the British Biotech Limited Share Option Scheme and the British Biotech Group Share Option Scheme) granted by the Company;

(ii)	shares remaining issuable in respect of options granted on the same date or within the previous 10 years under any share option scheme (other than the British Biotech Limited Share Option Scheme and the British Biotech Group Share Option Scheme) granted by the Company; and

(iii)	shares issued on the same date or within the previous 10 years under any share incentive scheme (meaning any other scheme other than a share option scheme and the British Biotech Limited Share Option Scheme and the British Biotech Group Share Option Scheme for employees of the British Biotech Group, approved by British Biotech and provides for the grant of options to employees to acquire Existing Ordinary Shares, or New Ordinary Shares following the Capital Reorganisation.

(h)	In the event of variations of capital, the number of shares under options and their respective exercise prices will be subject to adjustment in a manner which is approved by the Inland Revenue and which the auditors of British Biotech confirm in writing to be in their opinion fair and reasonable.

(i)	The SAYE Scheme may be amended by the Board of Directors with the approval of the Inland Revenue but the principal features concerning the definition of eligible employee, scheme limits, timing of invitation, timing of grant, excluded persons, payment for an option, exercise price, restrictions upon exercise, exercise and lapse of an option, changes in control and liquidation, rights of new shares allotted, non-transferability of options, variations of capital and amendments to the rules may not be amended without the prior approval of shareholders in general meeting (other than minor alterations to benefit the administration of the Bonus Scheme or to take account of changes in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment).

12.	Summary of new share incentive arrangements

12.1	The Company intends to adopt a New Option Plan and a New SAYE Plan to be operated after the Effective Date (the New Share Plans). British Biotech’s existing share option incentive arrangements will remain in place but will not be operated again. The New Share Plans are designed to incentivise employees of the Merged Group to align their interests with those of the shareholders and encourage them to own New Ordinary Shares in British Biotech. The approval of British Biotech shareholders will be sought for the New Share Plans at the EGM.

The principal terms of the New Share Plans are set out below.

12.2	New Option Plan

The New Option Plan will be administered by the the Remuneration Committee.

There are two parts to the New Option Plan. There will be an ‘‘approved part’’ for which the Company intends to seek Inland Revenue approval. There will also be a part which is not designed for Inland Revenue approval; this part is intended to be used primarily where the Company wishes to grant to participants options over more than £30,000 worth of New Ordinary Shares. Except to the extent required to obtain Inland Revenue approval, the approved and the unapproved parts of the New Option Plan will be the same.

Eligibility

Selected employees and directors of the Merged Group (or any participating subsidiary of the Company) who are required to devote substantially the whole of their working time to the business of the Merged Group (or any subsidiary of the Company) other than those within two years of their normal retirement date will be able to participate in the New Option Plan at the discretion of the Remuneration Committee.

Grant of Options

Options may be granted within a period of 42 days following the announcement of the Company’s results for any period or at such other exceptional times as determined by the Remuneration Committee.

Options may be granted over both newly issued New Ordinary Shares and over New Ordinary Shares purchased in the market in conjunction with the Trust. The Trust is described below.

No payment will be required for the grant of an option. Options are not pensionable benefits, are not transferable and may only be exercised by a person to whom they were granted or their personal representatives.

No options may be granted more than ten years after the adoption of the New Option Plan.

Option Exercise Price

The price per New Ordinary Share payable upon the exercise of an option will not be less than the higher of:

•	the middle market quotation for a New Ordinary Share as derived from the daily Official List for the dealing day immediately preceding the date the option is to be granted or, if so determined by the Remuneration Committee, the average of such quotations for the three or five dealing days immediately preceding the day the option is to be granted or at such other times as agreed with the Inland Revenue; and

•	where New Ordinary Shares are to be subscribed, their nominal value.

Limits on the issue of New Ordinary Shares

The New Option Plan is subject to the following overall limits on the number of New Ordinary Shares, which may be acquired by subscription:

•	in any ten year period not more than ten per cent. of the issued ordinary share capital of the Company may in aggregate be issued or issuable pursuant to rights acquired under the New Option Plan or any other employees’ share scheme adopted by the Company; and
•	in any ten year period, not more than five per cent. of the issued ordinary share capital of the Company may in aggregate be issued or issuable pursuant to rights acquired under the New Option Plan or under any discretionary share schemes operated by the Company.

For the purposes of these limits, options granted to Peter Fellner at the time of the Capital Reorganisation (as set out in paragraph 12.5 of this Part VII) will not be included and options which lapse or have been released will cease to count.

Individual limit

It is intended that the aggregate maximum value of approved and unapproved options which may be granted each year will after the first year not normally exceed one times an employee’s earnings (subject, in the case of approved options, to the statutory limit of £30,000) other than in exceptional circumstances at the discretion of the Remuneration Committee. For these purposes, an employee’s earnings will be his salary current at the date of grant together with any bonus(es) paid in the previous year. In the first year of operation of the New Option Plan, the aggregate maximum value of options which may be granted may be up to 2.75 times an employee’s base salary.

Exercise of options

An option will normally be exercisable between three and ten years following its grant provided that any specified performance target has been satisfied. It is intended that the performance target will relate to the “total shareholder return” (TSR) performance of the Company. For the initial grants of options, the options will be split into two equal tranches with one half of the option being subject to the Company’s TSR performance when compared with the TSR performance of the constituent companies in the FTSE Small Cap Index, and the other half vesting subject to the Company’s TSR performance against that of the following companies (which form part of the FTSE pharmaceuticals index):

•	Alizyme plc
•	Antisoma plc
•	Acambis plc
•	Celltech Group plc
•	Cambridge Antibody Technology Group plc
•	Genemedix plc
•	Phytopharm plc
•	PowderJect Pharmaceuticals plc
•	SkyePharma plc
•	Shire Pharmaceuticals plc
•	Xenova Group plc
•	Vernalis Group plc
•	Oxford GlycoSciences plc

(together the Comparator Groups).

An option will only become exercisable in full in respect of a tranche if, at one of the test dates described below, the Company’s TSR performance for that tranche places it at or above the 90th percentile in respect of each part of the option. If the Company’s TSR performance for a tranche places it below the median of each Comparator Group, none of that tranche will vest. If the Company’s TSR performance for a tranche places it at the median point of each Comparator Group, 50 per cent. of the shares subject to that tranche will become exercisable. Between the median and 90th percentile, the tranche will become exercisable on a sliding scale. The performance targets will first be tested on the third anniversary of grant of the option; if the target is not satisfied in full after this period, it will be retested on one further occasion, on the fourth anniversary of grant of the option. To the extent that an option does not become exercisable at all by the final test date, it will lapse. Options will be granted to Directors (other than the Chairman), to Proposed Directors and senior executives on the basis set out above; further details of option grants to Directors, Proposed Directors and the Chairman are set out at paragraphs 12.4 and 12.5, respectively of Part VII of this document.

The Remuneration Committee will regularly review the exercise conditions for option grants to ensure they are appropriate for the Company and the prevailing recruitment market. The condition may be varied in certain circumstances following the grant of an option so as to achieve its original purpose but not so as to make its achievement any more difficult to satisfy.

If a participant leaves employment, exercise will only be permitted, regardless of whether the relevant performance target has been satisfied, if the participant dies or leaves because of injury, disability, retirement, redundancy or on the undertaking or Merged Group company which employs him leaving the Merged Group or in other circumstances at the discretion of the Remuneration Committee. Early exercise will also be permitted in the event of a take-over, reconstruction or winding-up of the Company, subject to the achievement of the performance target measured to the date of the relevant event.

Rights attaching to New Ordinary Shares

New Ordinary Shares allotted or transferred under the New Option Plan will rank equally with all other New Ordinary Shares of the Company for the time being in issue. The Company will apply for any New Ordinary Shares allotted under the New Option Plan to be admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities.

Variation of Capital

In the event of any rights or capitalisation issue, subdivision, consolidation, reduction or other variation of share capital, the Remuneration Committee may make (in respect of the approved part subject to receiving prior approval of the Inland Revenue) adjustments it considers appropriate to the number of New Ordinary Shares subject to option and the price payable on the exercise of options.

Alterations to the New Option Plan

The New Option Plan may at any time be amended by the Company in any respect, provided that the prior approval of the Company in general meeting is obtained for alterations and additions to the advantage of participants to the rules governing eligibility, limits on participation, terms of exercise and adjustment of options. The requirement to obtain the prior approval of shareholders will not, however, apply in relation to any alteration or addition which is minor in nature and made to benefit the administration of the New Option Plan to comply with the provisions of any existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or Merged Group companies. Any amendments or additions to the New Option Plan which affects the terms on which approved options may be granted or exercised requires the prior approval of the Inland Revenue.

12.3 New SAYE Plan

The New SAYE Plan is intended to be a save-as-you-earn share option scheme designed to be approved by the Inland Revenue.

Eligibility

Although the legislation governing the New SAYE Plan provides that all UK directors and employees of the Company and participating companies within the Merged Group (or any participating subsidiary of the Company) with at least five years’ service must be entitled to participate, the directors may also permit directors and employees with less than five years service to participate in the New SAYE Plan.

It is intended that the first invitations to apply for options under the New SAYE Plan will be made to all eligible directors and employees who have completed a minimum period of service (as decided by the board) at that time.

The savings contract

To participate in the New SAYE Plan, an eligible employee must enter into a save-as-you-earn contract (the Savings Contract) with an appropriate body approved by the Company, under which the employee agrees to make monthly contributions of between £5 and £250 for a period of three, five or seven years.

Applications to participate in the New SAYE Plan may be scaled down if satisfying them in full would exceed the number of New Ordinary Shares available for the grant of options.

Acquisition Price

Options to acquire shares under the New SAYE Plan will have an exercise price determined by the directors, which will not be less than the greater of:

•	80 per cent. of the middle market quotation for such New Ordinary Shares as derived from the daily Official List for the dealing day immediately preceding or, if so determined by the board, the average of such quotations for the three or five dealing days immediately preceding the date on which invitations to apply for options are issued to employees, or at such other times as agreed with the Inland Revenue; and
•	where New Ordinary Shares are to be subscribed, their nominal value.

Grant of options and issue of invitations

The number of New Ordinary Shares over which options may be granted must as nearly as possible be equal to, but not more than, that number which may be purchased out of the repayment proceeds (including, where the director so allows, any bonus) of the relevant Savings Contract at the exercise price.

Options may be granted by the directors. It is intended that invitations to participate under the New SAYE Plan will be despatched normally only within 42 days following any announcement of the Company’s results for any period. No options may be granted more than ten years after the adoption of the New SAYE Plan.

Exercise of options

An option will only normally be exercisable for a period of six months commencing on the date of completion of the related Savings Contract and, if not exercised by the end of that period, the option will lapse (although participants will be entitled to the return of their savings). Earlier exercise is, however permitted in specified circumstances, including a cessation of employment in certain circumstances, and in the event of a take-over, amalgamation or winding-up of the Company.

Limits on the issue of New Ordinary Shares

In any ten year period not more than ten per cent. of the issued ordinary share capital of the Company may in aggregate be issued or issuable pursuant to rights acquired under the New SAYE Plan or any other employees’ share scheme adopted by the Company.

For the purposes of these limits, options granted to Peter Fellner at the time of the Capital Reorganisation (as set out in paragraph 12.5 of this Part VII) shall not be included and options which lapse or have been released will cease to count.

Rights attaching to New Ordinary Shares

New Ordinary Shares allotted or transferred under the New SAYE Plan will rank equally with all other New Ordinary Shares of the Company for the time being in issue. The Company will apply for any New Ordinary Shares allotted under the New SAYE Plan to be admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities.

Variation of Capital

In the event of any rights or capitalisation issue, subdivision, consolidation, reduction or other variation of share capital, the Remuneration Committee may make (subject to receiving prior approval of the Inland Revenue) adjustments it considers appropriate to the number of New Ordinary Shares subject to option and the price payable on the exercise of options.

Alterations to the New SAYE Plan

The New SAYE Plan may at any time be amended by the Company in any respect, provided that the prior approval of the Company in general meeting is obtained for alterations and additions to the advantage of participants to the rules governing eligibility, limits on participation, terms of exercise and adjustment of options. The requirement to obtain the prior approval of shareholders will not, however, apply in relation to any alteration or addition which is minor in nature and made to benefit the administration of the New SAYE Plan to comply with the provisions of any existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or the Company or any of its subsidiaries. Any amendments or additions to the New SAYE Plan which affects the terms on which options may be granted or exercised requires the prior approval of the Inland Revenue.

12.4	Proposed initial share option grants under the New Option Plan

Following the Merger, it is proposed that share options (over New Ordinary Shares) will be granted by the Company to British Biotech directors under the New Option Plan as set out below. The Remuneration Committee has approved the grant of options at this time deeming that the Merger should be treated as an exceptional circumstance justifying a level of grant of options in excess of one times earnings.

Director	Proposed value of options granted
Simon Sturge	£800,000
Tim Edwards	£420,000
Tony Weir	£360,000

12.5	Proposed share option grant to Peter Fellner

Following the Merger, a share option over 4 per cent. of the issued ordinary share capital of British Biotech (as enlarged following the acquisition of RiboTargets) will be granted by the Company to Peter Fellner. The grant will be made under an option deed made by British Biotech in favour of Peter Fellner. The exercise price will be 100 pence per New Ordinary Share. The option will vest and become exercisable as follows:

Per cent. of shares subject to the option vesting	British Biotech share price equal to or greater than*
50	100 pence
25	200 pence
25	300 pence

For the option to vest in respect of any of the percentages of shares, the British Biotech target share price must be met (using the mid-market closing price as quoted in the daily official list of the London Stock Exchange) over 30 consecutive trading days.

The option will vest on a change of control of British Biotech to the extent that the British Biotech share price has reached the target set out above. Otherwise, the terms of the option are substantially the same as those to be granted to the directors listed above under the New Option Plan other than:

•	there are no roll-over provisions (applying on a change of control of British Biotech) in the option deed;

•	the option deed may be amended by British Biotech with Peter Fellner’s written consent. Shareholder approval is not required for any amendment to the terms of the option deed; and

•	the provisions in the New Option Plan which state that a participant has no right to compensation or damages for the termination of his office or employment in relation to option rights do not apply to the option deed.

12.6	The maximum number of New Ordinary Shares in respect of which options may be granted to British Biotech directors, pursuant to Resolution 3, without requiring the Concert Party to make a general offer under Rule 9, is 9,345,249, representing a maximum of 14 per cent. of the issued ordinary share capital of the Company immediately following the Merger. This figure is comprised of a maximum of 4 per cent. of such issued share capital in respect of options to be granted to Dr Fellner (as described in paragraph 12.5 above) and a maximum of 10 per cent. of such issued share capital available to be granted to Messrs. Sturge, Edwards and Weir, the number of such options actually granted being variable depending on the price of the New Ordinary Shares (as described in paragraphs 12.2 and 12.4 above). Based on the mid-market closing share price of an Existing Ordinary Share as at the close of business on 19 March 2003 (the latest practicable date prior to the date of this document), the number of New Ordinary Shares over which options would be granted to Messrs. Sturge, Edwards and Weir would be 2,038,710, representing 3.05 per cent. of the issued ordinary share capital of the Company immediately following the Merger.

*Note: Based on the mid-market closing quoted share price of an Existing Ordinary Share as at the close of business on 19 March 2003 (the latest practical date prior to the date of this document), the price of a New Ordinary Share, assuming that the Capital Reorganisation has been completed, would be 77.5 pence

13.	Material contracts

13.1	British Biotech

The contracts described below, not being contracts entered into in the ordinary course of business, are the only contracts which either (a) have been entered into by British Biotech Group within two years immediately preceding the date of this document and are or may be material to British Biotech Group, or (b) (regardless of when entered into) contain obligations or entitlements which are material to British Biotech Group:

13.1.1	Sale and leaseback agreement

A sale and leaseback agreement, dated 22 March 2001 between British Biotech Pharmaceuticals Limited (1), Rosewood Property Management Limited (Rosewood) (2) and British Biotech plc

.

(3) pursuant to which British Biotech Pharmaceuticals Limited agreed to sell its freehold interest in Windrush Court and Unit 11 Watlington Road, Oxford and receive a lease back of the same property (to be in a form of lease attached to the agreement with a term of 20 years and with British Biotech plc to act as surety, which was subsequently entered into). Under the agreement British Biotech Pharmaceuticals Limited was to use reasonable endeavours to procure a specified planning agreement and planning permission and if either were not obtained within three months of the date of the agreement either party could rescind. The consideration for the sale was a rent free period in the sixth year of the lease term, which was defined as being equivalent to a payment of £1,296,911 (exclusive of VAT). Provisions enabled the payment of VAT by Rosewood to be deferred until specified times depending on the actual completion of the sale and leaseback. Rosewood had the right at any time prior to the rent free period to pay to British Biotech Pharmaceuticals Limited a sum in lieu of the value of the rent free period, to be calculated as the rent payable under the lease at the year in which the capital payment was made. British Biotech Pharmaceuticals Limited warranted that in relation to part of the property contaminated material had been removed and disposed of in accordance with the recommendations of a specified environmental report and Rosewood provided an indemnity to British Biotech Pharmaceuticals Limited in relation to any liabilities arising as a result of breaches by Rosewood of obligations of British Biotech Pharmaceuticals Limited in an agreement for lease of the same date as this agreement between British Biotech Pharmaceuticals Limited (1) and Lilac Property Services Limited (2) (see below for further details on this agreement).

13.1.2	Agreement for lease

An agreement for lease dated 22 March 2001 between British Biotech Pharmaceuticals Limited (1) and Lilac Property Services Limited (Lilac) (2), to which the above sale and leaseback agreement was subject and pursuant to which British Biotech Pharmaceuticals Limited agreed to grant to Lilac a lease of Windrush Court and Unit 11 Watlington Road, Oxford in a form attached to the agreement in consideration for a premium of £11,371,273 (exclusive of VAT), the premium to be paid on the same date as completion of the sale and leaseback agreement referred to above. British Biotech Pharmaceuticals Limited is stated to have no liability under this agreement following its disposal of the freehold interest in the property.

13.1.3	Asset sale agreement

A sale and purchase agreement, dated August 2001 made between British Biotech Pharmaceuticals Limited (1), OSI Pharmaceuticals (UK) Limited (OSI) (2), British Biotech plc (3) and OSI Pharmaceuticals Inc. (4), pursuant to which OSI purchased certain assets including goodwill, plant and machinery and the benefit of various contracts, licences, consents and permissions from British Biotech Pharmaceuticals Limited and, on 28 September 2001 took assignment of British Biotech’s leasehold interests in Isis House, Cowley Trading Estate being a lease dated 26 July 1994 between AT&T ISTEL Limited (1) British Biotech Pharmaceuticals Limited (2) and British Biotech (3) in Windrush Court and Unit 11, County Trading Estate being a lease dated 2 April 2001 between Rosewood Property Management Limited (1) and British Biotech Pharmaceuticals Limited (2) for a consideration comprising a payment of £8,700,000 and the assumption by OSI of certain liabilities in respect of certain assets transferred. The agreement also transferred a number of employees from the employment of British Biotech Pharmacenticals Limited to OSI. The agreement contains warranties and indemnities given by British Biotech Pharmaceuticals Limited to OSI in connection therewith. Under the terms of the agreement, British Biotech plc and OSI Pharmaceuticals Inc. guaranteed the due and punctual performance of British Biotech Pharmaceuticals Limited’s and OSI’s respective obligations under the agreement.

13.1.4	Sale Proposal

The Sale Proposal is as described in paragraph 7 of this Part VII, including the Undertaking and the deed of covenant described therein.

13.2	RiboTargets

The contracts described below, not being contracts entered into in the ordinary course of business, are the only contracts which either (a) have been entered into by RiboTargets Group within two years immediately preceding the date of this document and are or may be material to RiboTargets Group; or (b) (regardless of when entered into) contain obligations or entitlements which are material to RiboTargets Group:

13.2.1	Subscription and shareholders’ agreement

A subscription and shareholders’ agreement dated 25 September 2001 made between certain existing and proposed shareholders of RiboTargets (1), certain members of the senior management of RiboTargets (2) and RiboTargets (3) pursuant to which certain venture capital investors agreed to subscribe an aggregate amount of £30,999,997 for B Ordinary Shares of 10 pence each in the capital of RiboTargets, such subscription to be made in three tranches as follows:

25 September 2001—£10,818,331

31 December 2002—£10,090,834

31 December 2003—£10,090,832.

Subscriptions in respect of the first two tranches have already taken place (the second tranche having been subscribed, by agreement, on 21 January and 5 February 2003). The agreement provides for the earlier subscription, in certain circumstances, of any of the above amounts which have yet to be subscribed and also contains certain provisions for the benefit of the shareholders in RiboTargets (including: anti-dilution provisions in the event of certain issues of shares at certain prices, board representation, the requirement for a certain level of shareholder consent to certain corporate actions, the provision of information, restrictive covenants given by certain senior managers and warranties given in favour of the venture capital investors by RiboTargets and certain of its directors); and

13.2.2	Contribution Deed

The Contribution Deed dated 21 March 2003 made between the same persons who are parties to the subscription and shareholders’ agreement described in 13.2.1 above pursuant to which they agree, subject only to the Merger being completed in accordance with its terms, to vary such subscription and shareholders’ agreement to provide that a further amount of £7.9 million should be subscribed for further B Ordinary Shares of 10 pence each in RiboTargets (in lieu of the outstanding obligation to subscribe £10,090,832 under the original agreement). Subject only to the Merger being completed and the receipt of the further sum of £7.9 million, the Contribution Deed provides that the agreement described in paragraph 13.2.1 above will be terminated and the RiboTargets Shareholders agree to waive any rights they have under the RiboTargets Articles in respect of the allocation of the Consideration Shares.

14.	Litigation

14.1	British Biotech

Class Law, an English firm of solicitors, has made allegations, on behalf of a number of its clients who are or were shareholders in British Biotech, that those clients have suffered loss as a result of statements made by the Company and its directors over a period of years which Class Law allege were false or misleading. The Company has taken legal advice and although it is not able to assess these claims with accuracy because of a lack of information in relation to them, it does not believe that the claims alleged will have a significant effect upon the financial position of British Biotech or the British Biotech Group as a whole. No proceedings have been initiated.

Save as is set out above, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which British Biotech is aware) which may have or have had during the 12 months preceding the date of this document, a significant effect on the financial position of British Biotech and the British Biotech Group as a whole.

14.2	RiboTargets

There are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which British Biotech is aware) which may have or have had during the 12 months preceding the date of this document, a significant effect on the financial position of RiboTargets and the RiboTargets Group as a whole.

15.	Significant changes

15.1	British Biotech

There has been no significant change in the financial or trading position of the British Biotech Group which has occurred since 31 October 2002, being the date to which British Biotech prepared its last unaudited interim financial statements.

15.2	RiboTargets

Other than the subscription for B Ordinary Shares on 31 January and 5 February 2003 (as described in paragraph 13.2.1 of this Part VII) there has been no significant change in the financial or trading position of the RiboTargets Group which has occurred since 31 December 2002, being the date to which RiboTargets prepared its last annual financial statements.

16.	Working capital

British Biotech is of the opinion that, having regard to the facilities available, the working capital available to the Merged Group is sufficient for the Merged Group’s present requirements, that is for at least the next 12 months from the date of publication of this document.

17.	United Kingdom taxation

The following comments are intended as a general guide only and are based on current United Kingdom legislation and Inland Revenue practice as at the date of this document. Except where the position of non-United Kingdom resident shareholders is expressly referred to, these comments deal only with the position of shareholders who are resident in the United Kingdom for tax purposes, who are the beneficial owners of their Existing Ordinary Shares and New Ordinary Shares and who hold their Existing Ordinary Shares and New Ordinary Shares as an investment. They do not deal with the position of certain classes of shareholders, such as dealers in securities. It is further assumed for the purposes of this section that, in accordance with the Resolutions and on the assumption that such Resolutions are passed, British Biotech appoints a person to execute on behalf of each holder of a Deferred Share a transfer, for no payment, of such Deferred Share (the First Transfer of Deferred Shares).

17.1	Capital Reorganisation

For the purpose of United Kingdom taxation of chargeable gains:

(a)	the consolidation of the Existing Ordinary Shares into Intermediate Ordinary Shares and the subdivision of the Intermediate Ordinary Shares into Reorganisation Shares and Deferred Shares pursuant to the Capital Reorganisation will be a reorganisation of the share capital of British Biotech. Accordingly, a holder of Existing Ordinary Shares will not be treated as making a disposal of all or part of his holding of Existing Ordinary Shares by reason of the consolidation of his Existing Ordinary Shares into Intermediate Ordinary Shares and the subsequent subdivision of his Intermediate Ordinary Shares into Reorganisation Shares and Deferred Shares;

(b)	the Reorganisation Shares received by a holder of Existing Ordinary Shares in respect of his existing holding pursuant to the Capital Reorganisation will be treated as the same asset as the Existing Ordinary Shares, and as having been acquired at the same time and for the same amount as the Existing Ordinary Shares were acquired; and

(c)	the First Transfer of Deferred Shares will not give rise to a chargeable gain or allowable loss.

17.2	Capital gains

For the purposes of United Kingdom taxation of chargeable gains, a subsequent disposal of New Ordinary Shares by (i) a holder of the New Ordinary Shares who is resident or ordinarily resident for tax purposes in the United Kingdom or (ii) a holder of New Ordinary Shares who is neither resident nor ordinarily resident for tax purposes but who carries on a trade, profession or vocation in the United Kingdom through a branch or agency and who has used, held or acquired the New Ordinary Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the holder’s circumstances, give rise to a chargeable gain or allowable loss.

17.3	Dividends

British Biotech will not be required to withhold tax at source when paying a dividend.

An individual holder of New Ordinary Shares who is resident in the United Kingdom for tax purposes and who receives a dividend from British Biotech will be entitled to a tax credit which such holder may set off against his total income tax liability on the dividend. The tax credit will be equal to 10 per cent. of the aggregate of the dividend and the tax credit (the “gross dividend”), which is also equal to one-ninth of the cash dividend received. A United Kingdom resident individual holder of New Ordinary Shares who is liable to income tax at the starting or basic rate will be subject to tax on the dividend at the rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such holder’s liability to income tax in respect of the gross dividend. Generally, a United Kingdom resident individual holder of New Ordinary Shares who is not liable to income tax in respect of the gross dividend will not be entitled to repayment of the tax credit. In the case of a United Kingdom resident individual holder of New Ordinary Shares who is liable to income tax at the higher rate, the tax credit will be set against but not fully match his tax liability on the gross dividend and he will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received) to the extent that the gross dividend when treated as the top slice of his income falls above the threshold for higher rate income tax.

United Kingdom resident taxpayers who are not liable to United Kingdom tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by British Biotech, although charities will be entitled to limited compensation in lieu of repayable tax credits until 6 April 2004.

Tax credits on dividends paid by British Biotech in respect of shares held in PEPs or ISAs will be repayable for dividends paid on or before 5 April 2004.

United Kingdom resident corporate holders of New Ordinary Shares will generally not be subject to corporation tax on dividends paid by British Biotech. Those corporate holders will not be able to claim repayment of tax credits attaching to dividends.

17.4	Stamp duty and stamp duty reserve tax (SDRT)

No liability to stamp duty or SDRT will generally arise on the consolidation of Existing Ordinary Shares into Intermediate Ordinary Shares and the subdivision of Intermediate Ordinary Shares into Reorganisation Shares and Deferred Shares by British Biotech pursuant to the Capital Reorganisation.

The conveyance or transfer on sale of New Ordinary Shares will usually be subject to ad valorem stamp duty, normally at the rate of 0.5 per cent. rounded up if necessary to the nearest multiple of £5 of the amount or value of the consideration paid. Stamp duty is normally paid by the purchaser.

A charge to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration paid for the New Ordinary Shares will arise in relation to an unconditional agreement to transfer New Ordinary Shares. However, if within six years of the date of the agreement (or, if the agreement was conditional, the date the agreement became unconditional) an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, the stamp duty will normally cancel, or give rise to a repayment in respect of, the SDRT liability. SDRT is normally the liability of the purchaser. SDRT is chargeable whether the agreement or transfer is effected in the United Kingdom or elsewhere and whether or not any party is resident or situated in any part of the United Kingdom.

A transfer of New Ordinary Shares effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system. Where New Ordinary Shares are transferred to a member of CREST who will hold those shares in uncertificated form (dematerialised) as nominee for the transferor no stamp duty or SDRT will generally be payable. Where New Ordinary Shares which are held in uncertificated form are transferred by a member of CREST to the beneficial owner (re-materialised) (on whose behalf it has held these as nominee) and no onward sale is contemplated, then no stamp duty or SDRT will generally be payable.

The above statements are intended as a general guide to the current stamp duty and SDRT position. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate or may, although not primarily liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

17.5	Non-residents

British Biotech Shareholders who are not resident in the United Kingdom should consult their own tax advisers concerning the taxation implications of acquiring, holding or disposing of Intermediate Ordinary Shares, Reorganisation Shares and Deferred Shares (including any liabilities they have under local law). Such residents should note that they will generally not be entitled to claim repayment from the Inland Revenue in respect of tax credits on dividends on their New Ordinary Shares.

17.6	THE ABOVE PARAGRAPHS ARE GENERAL IN CHARACTER AND NOT EXHAUSTIVE. IF YOU ARE IN ANY DOUBT AS TO YOUR TAXATION POSITION YOU SHOULD CONSULT AN APPROPRIATE PROFESSIONAL ADVISER WITHOUT DELAY.

18	United States taxation

The following comments are intended as a general guide to the US Federal income tax consequences of the Capital Reorganisation to beneficial owners of Existing Ordinary Shares and American depositary shares (ADSs) that are United States persons within the meaning of the US Internal Revenue Code of 1986, as amended (the Code), and that hold the Existing Ordinary Shares and ADSs, as the case may be, as capital assets within the meaning of Section 1221 of the Code (US Holders). These comments do not address tax consequences to US Holders that may be relevant to investors subject to special rules including, without limitation, banks, insurance companies, dealers in securities, mutual funds, S corporations, estates and trusts, tax-exempt entities, partnerships, or that hold the Existing Ordinary Shares or ADSs as part of a hedge, straddle, or other integrated or conversion transaction.

It is assumed, based on British Biotech’s Form 20-F filed with the US Securities and Exchange Commission in October 2002, that British Biotech was a passive foreign investment corporation (PFIC) within the meaning of the Code for at least its US taxable year ending on 30 April 2002. A determination of whether or not British Biotech is a PFIC for its current taxable year cannot be made until after the close of its current taxable year.

The US Federal income tax consequences of the Capital Reorganisation to particular US Holders with inherent gain or loss in their Existing Ordinary Shares or ADSs varies depending on whether or not a US Holder was a US Holder while British Biotech was a PFIC and whether or not such US Holder made certain elections if it was a US Holder while British Biotech was a PFIC. The US Federal income tax consequences to particular US Holders may also depend on whether or not British Biotech is a PFIC in its current taxable year. While the Capital Reorganisation should be treated as a “reorganisation” within the meaning of Section 368 of the Code, this does not mean that the Capital Reorganisation will necessarily be a non-taxable event for US Holders.

UNITED STATES PERSONS (WITHIN THE MEANING OF THE CODE) WHO OWN EXISTING ORDINARY SHARES OR ADSs ARE STRONGLY ENCOURAGED TO CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE CAPITAL REORGANISATION.

19.	Transfer restrictions

The Consideration Shares have not been registered pursuant to the Securities Act and are being issued pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act. Accordingly, the Consideration Shares may not be offered, sold, pledged, transferred or otherwise disposed of in the United States or to US persons (as such terms are defined in Regulation S under the Securities Act) except pursuant to an available exemption from such registration.

Each holder of Consideration Shares located in the United States or that is a US person will be deemed to have represented and warranted that it will not (on its own behalf or on behalf of anyone else) offer, sell, transfer, pledge or otherwise dispose of the shares represented hereby, except: (1) to the issuer; (2) pursuant to an effective registration statement filed with the SEC; (3) in an offshore transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act; (4) in a transaction exempt from registration under the Securities Act under Rule 144 (if available); or (5) in another transaction exempt from the registration requirements of the Securities Act to a transferee who has furnished such certificates and opinions of counsel as the Company may request, and in the case of clauses (4) through (5) above in accordance with any applicable securities laws of any state of the United States. Notwithstanding anything to the contrary in the foregoing, Consideration Shares issued to holders in the United States or that are US persons may not be deposited into any unrestricted depositary receipt facility in respect of shares of the Company established or maintained by a depositary bank. Each such holder will, and each subsequent US person is required to, notify any subsequent purchaser of shares from it of the foregoing restrictions.

Each holder of Consideration Shares that is not located in the United States and that is not a US person will be deemed to have represented and warranted that it is not acquiring the Consideration Shares with a view to the offer, sale or delivery, directly or indirectly, of such Consideration Shares in the United States or to US person.

20.	Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekdays (Saturdays, Sundays and public holidays excepted) at Allen & Overy, One New Change, London EC4M 9QQ until 5 April 2003:

(a)	these Listing Particulars;

(b)	the Memorandum of Association and Articles of Association;

(c)	the memorandum of association of RiboTargets and the RiboTargets Articles;

(d)	the accountants report contained in Part IV of this document and statement of adjustments in relation thereto;

(e)	the annual report and accounts for the financial years ended 30 April 2002 and 30 April 2001 in respect of British Biotech;

(f)	the annual report and accounts for the financial years ended 31 December 2002 and 31 December 2001 in respect of RiboTargets;

(g)	the interim results announcement containing unaudited financial information for the period ended 31 October 2002 in respect of British Biotech;

(h)	a copy of the Directors’ service agreements referred to in paragraph 8 of Part VII of this document;

(i)	the material contracts referred to in paragraph 13 of Part VII of this document;

(j)	a copy of the undertakings given by the Directors to vote in favour of each of Resolutions 1, 2, 4 and 5 to be proposed at the Extraordinary General Meeting in respect of their beneficial interests in Existing Ordinary Shares;

(k)	a copy of the letter of intent given by Amvescap plc to vote in favour of each of the Resolutions to be proposed at the Extraordinary General Meeting in respect of its beneficial interest in Existing Ordinary Shares;

(l)	a copy of the New Share Plans; and

(m)	the written consents referred to in paragraph 21 below.

21.	Consents

21.1	JPMorgan is registered in England (number 248609) and has its registered office at 125 London Wall, London EC2Y 5AJ. JPMorgan has given and not withdrawn its written consent to the issue of this document with the inclusion herein of references to its name in the form and context in which they appear and has authorised such inclusions for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

21.2	Cazenove is registered in England and Wales (number 4153386) and has its registered office at 12 Tokenhouse Yard, London EC2R 7AN. Cazenove has given and not withdrawn its written consent to the issue of this document with the inclusion herein of references to its name in the form and context in which they appear and has authorised such inclusions for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

21.3	PricewaterhouseCoopers LLP has given and not withdrawn its consent to the inclusion in this document of its reports and the references thereto and to its name in the form and context in which they appear and has authorised such inclusions for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

22.	Miscellaneous

22.1	None of the employees of JPMorgan who are advising British Biotech in relation to the Merger and the proposed listing and admission to trading of the New Ordinary Shares have an interest, in aggregate, in any Existing Ordinary Shares or any of British Biotech’s issued ordinary share capital as at 19 March 2003 (being the latest practicable date prior to the publication of this document).

22.2	Save as described below, no subsidiary of the Company, nor any pension fund of the British Biotech Group, nor Cazenove, nor JPMorgan, nor any non-exempt fund managers connected with the Company have any interest in the Existing Ordinary Shares. Cazenove holds 502,218 Existing Ordinary Shares which were purchased in its capacity as a market maker prior to 20 January 2003 and no further dealings have been made by Cazenove in the Existing Ordinary Shares since that date.

22.3	The New Ordinary Shares are not being marketed to, nor are any available to purchase in whole or in part, by the public in the United Kingdom or elsewhere in connection with the admission to the Official List.

22.4	The financial information relating to RiboTargets and British Biotech set out in this document does not constitute statutory accounts within the meaning of Section 240 of the Companies Act. Statutory accounts for British Biotech for the period from incorporation to 30 April, 2002 have been prepared.

22.5	The expenses relating to the Merger (which include stamp duty and stamp duty reserve tax, UKLA Listing fees, Panel fees, printing and other expenses) which are payable by the Merged Group, are estimated to amount to approximately £4.7 million (excluding value added tax). This amount represents the maximum amount of expenses of the Merger, assuming that the Merger is completed, to be borne by the Merged Group.

22.6	A copy of these Listing Particulars are available on the British Biotech website at www.britishbiotech.co.uk. Copies are also available, free of charge, by application to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. A copy of the Listing Particulars may also be obtained from the registered office of British Biotech plc, Thames Court, Watlington Road, Oxford OX4 6LY, the registered office of RiboTargets Holdings plc, Granta Park, Cambridge CB1 6GB, or the offices of J.P. Morgan plc, 125 London Wall, London EC2Y 5AJ, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until completion of the Merger.

PART VIII

INFORMATION RELATING TO THE RIBOTARGETS SHAREHOLDERS

1.	Information on Apax

1.1	Apax Partners Ltd (Apax), together with members of its group (the Apax Group) is a leading arranger and provider of private equity in the UK, Western Europe and Israel. Apax manages or advises funds totalling approximately £662 million and €1.8 billion (excluding funds managed by Apax Partners Europe Managers Ltd). Apax Partners Europe Managers Ltd, which is not part of the Apax Group but is controlled by shareholders and directors who are a subset of the shareholders and directors of the ultimate holding company of Apax, manages funds totalling €4.4 billion.

1.2	The investment in British Biotech to be made by Apax will be made by Apax UK V-A, L.P. and Apax UK V-B, L.P. (together, Apax UK V). The investment in British Biotech to be made by funds managed by Apax Partners Europe Managers Ltd will be made by Apax Europe V-A, L.P., Apax Europe V-B, L.P., Apax Europe V-C, GmbH & Co. KG, Apax Europe V-D, L.P., Apax Europe V-E, L.P., Apax Europe V-F, C.V., Apax Europe V-G, C.V., Apax Europe V-1 L.P. and Apax Europe V-2, L.P. (together, Apax Europe V). A further investment will be made by AP V GmbH & Co. KG (AP V) (Apax UK V, Apax Europe V and AP V together the Apax Funds), which co-invests with Apax Europe V in certain circumstances.

1.3	The registered office of Apax and of Apax Partners Europe Managers Ltd is:

15 Portland Place, London W1B 1PT.

1.4	No special arrangements exist between Apax, Apax Partners Europe Managers Ltd or the Apax Funds and British Biotech, its directors, recent directors, shareholders or recent shareholders.

1.5	Apax and Apax Partners Europe Managers Ltd, in their capacities as manager of Apax UK V and Apax Europe V respectively, and AP V will not take an active role in the management of the Merged Group going forward and, in particular, in relation to major changes to be introduced or with regard to continued employment of employees within the Merged Group.

1.6	None of Apax, Apax Partners Europe Managers Ltd, or the Apax Funds nor any director of Apax or Apax Partners Europe Managers Ltd currently holds shares in British Biotech. Following the Merger, Apax UK V will beneficially hold approximately 4.8 per cent. of the issued ordinary share capital of British Biotech, Apax Europe V will beneficially hold approximately 13.4 per cent. of the issued ordinary share capital of British Biotech and AP V will beneficially hold approximately 1.5 per cent. of the issued ordinary share capital of British Biotech.

1.7	No dealings have been made in the shares of British Biotech by the Apax Funds, Apax, Apax Partners Europe Managers Ltd or any director of Apax or Apax Partners Europe Managers Ltd in the twelve months prior to the date of this document.

2.	Information on Advent

2.1	Advent Venture Partners (Advent), together with its subsidiaries (the Advent Group) is a leading provider of private equity to technology based companies in the health care and IT sectors in the UK, Europe and the US. Since its formation in 1981, Advent has invested more than £400 million in over 170 technology based businesses. To date, Advent has managed nine funds with total committed capital of £570 million.

2.2	The investment in British Biotech to be made by Advent will be made by Advent VCT plc, Advent Private Equity Fund III A, Advent Private Equity Fund III B, Advent Private Equity Fund III C, Advent Private Equity Fund III D, Advent Private Equity Fund III GmbH & Co KG, Advent Private Equity Fund III Affiliates and Advent Management III Limited Partnership (together, the Advent Funds).

2.3	The address of Advent and the Advent Funds is:

25 Buckingham Gate, London SW1E 6LD.

2.4	No special arrangements exist between Advent or the Advent Funds and British Biotech, its directors, recent directors, shareholders or recent shareholders.

2.5	Advent will not take an active role in the management of the Merged Group going forward and, in particular, in relation to major changes to be introduced or with regard to continued employment of employes within the Merged Group.

2.6	Neither Advent nor any partner of Advent currently holds shares in British Biotech. Following the Merger, Advent will hold approximately 7.3 per cent. of the issued ordinary share capital of British Biotech.

2.7	No dealings have been made in the shares of British Biotech by Advent or its directors in the twelve months prior to the date of this document.

3.	Information on J.P. Morgan Partners (BHCA), L.P.

3.1	J.P. Morgan Partners (BHCA), L.P. (JPMP (BHCA)) is a limited partnership fund vehicle. JPMP (BHCA) is part of JP Morgan Partners (JPMP), a global partnership with over US$24 billion under management. It is a leading provider of private equity and has closed over 1,000 individual transactions since its inception in 1984. JPMP’s primary limited partner is J.P. Morgan Chase & Co., one of the largest financial institutions in the United States.

3.2	The address of JPMP (BHCA) is:

1221 Avenue of the Americas, New York, New York 10020, USA.

3.3	No special arrangements exist between JPMP (BHCA) and British Biotech, its directors, recent directors, shareholders or recent shareholders.

3.4	JPMP (BHCA) will not take an active role in the management of the Merged Group going forward and, in particular, in relation to major changes to be introduced with regard to continued employment of employees within the Merged Group.

3.5	Neither JPMP (BHCA) nor its partners currently holds any shares in British Biotech. Following the Merger, JPMP (BHCA) will hold approximately 7.4 per cent. of the issued ordinary share capital of British Biotech.

3.6	No dealings have been made in the shares of British Biotech by JPMP (BHCA) or its partners in the twelve months prior to the date of this document.

4.	Information on 3i Group plc

4.1	3i Group plc (3i) is a leading arranger and provider of private equity in the UK and Europe and is listed on the London Stock Exchange. At 31 March 2002, the date of its last set of audited accounts, it reported that it had achieved a revenue profit after tax of £106 million and, together with other coinvestment funds, had over £1 billion invested. At 19 March 2003, the latest practicable date prior to publication of this document, it had a market capitalisation of approximately £3 billion.

4.2	The registered office of 3i is:

91 Waterloo Road, London SE1 8XP.

4.3	No special arrangements exist between 3i and British Biotech, its directors, recent directors, shareholders or recent shareholders.

4.4	3i will not take an active role in the management of the Merged Group going forward and, in particular, in relation to major changes to be introduced or with regard to continued employment of employees within the Merged Group.

4.5	Neither 3i nor any director of 3i currently holds shares in British Biotech. Following the Merger, 3i will hold approximately 5.8 per cent. of the issued ordinary share capital of British Biotech.

4.6	No dealings have been made in the shares of British Biotech by 3i or its directors in the twelve months prior to the date of this document.

5.	Other RiboTargets Shareholders

5.1	The following RiboTargets Shareholders will have a direct or indirect interest of less than five per cent. in the issued ordinary share capital of British Biotech following the Merger.

5.2	Alpinvest Holding NV (Alpinvest).

5.2.1	Alpinvest is an investment company focusing on investments in unlisted European companies.

5.2.2	The address of Alpinvest is:

Amsterdam, Jachthavenweg 118, 1081 KJ, The Netherlands

5.2.3	No special arrangements exist between Alpinvest and British Biotech, its directors, recent directors, shareholders or recent shareholders.

5.2.4	Alpinvest will not take an active role in the management of the Merged Group going forward and, in particular, in relation to major changes to be introduced with regard to continued employment of employees within the Merged Group.

5.2.5	Neither Alpinvest nor any director of Alpinvest currently holds any shares in British Biotech. Following the Merger, Alpinvest will hold approximately 3.2 per cent. of the issued ordinary share capital of British Biotech.

5.2.6	No dealings have been made in the shares of British Biotech by Alpinvest or its directors in the twelve months prior to the date of this document.

5.3	Quester (Quester)

5.3.1	Quester is a UK based venture capital company focusing on early stage and technology investments.

5.3.2	The investment in British Biotech to be made by Quester will be made by Quester VTC2 plc and Quester VTC 3 plc (the Quester Funds).

5.3.3	The address of Quester and the Quester Funds is:

29 Queen Anne’s Gate, London SW7H 9BY.

5.3.4	No special arrangements exist between Quester or the Quester Funds and British Biotech, its directors, recent directors, shareholders or recent shareholders.

5.3.5	Quester and the Quester Funds will not take an active role in the management of the Merged Group going forward and, in particular, in relation to major changes to be introduced or with regard to continued employment of employees within the Merged Group.

5.3.6	Neither Quester nor the Quester Funds nor any director of Quester or the Quester Funds currently holds any shares in British Biotech. Following the Merger, Quester will hold approximately 2.1 per cent. of the issued ordinary share capital of British Biotech.

5.3.7	No dealings have been made in the shares of British Biotech by Quester or the Quester Funds or the directors of Quester or the Quester Funds in the twelve months prior to the date of this document.

5.4	3i Bioscience Investment Trust plc (3i BIT)

5.4.1	3i BIT is an investment trust managed by 3i Investments plc

5.4.2	The address of 3i BIT is:

91 Waterloo Road, London SE1 8XP.

5.4.3	No special arrangements exist between 3i BIT and British Biotech, its directors, recent directors, shareholders, or recent shareholders.

5.4.4	3i BIT will not take an active role in the management of the Merged Group going forward and, in particular, in relation to major changes to be introduced or with regard to continued employment of employees within the Merged Group.

5.4.5	Neither 3i BIT nor any director of 3i BIT currently holds shares in British Biotech. Following the Merger, 3i BIT will hold approximately 0.98 per cent. of the issued ordinary share capital of British Biotech.

5.4.6	Save for the transactions entered into by 3i BIT set out below, no dealings have been made in the shares of British Biotech by 3i BIT or its directors in the twelve months prior to the date of this document:

Date of transaction	Purchase/sale	Number of shares	Sale price (pence)
4 July 2002	Sale	515,000	7.01
5 July 2002	Sale	786,236	7.00
9 July 2002	Sale	135,001	7.00
16 July 2002	Sale	300,000	7.00
17 July 2002	Sale	351,000	7.02
18 July 2002	Sale	313,657	7.37

5.5	Rendex N.V. (Rendex)

5.5.1	Rendex is a Belgian private equity firm focusing on early stage investments in information and communication technology and lifesciences companies.

5.5.2	The address of Rendex is:

Straalstraat 2, B-2710, Antwerp, Belgium.

5.5.3	No special arrangements exist between Rendex and British Biotech, its directors, recent directors, shareholders or recent shareholders.

5.5.4	Rendex will not take an active role in the management of the Merged Group going forward and, in particular, in relation to major changes to be introduced or with regard to continued employment of employees within the Merged Group.

5.5.5	Neither Rendex nor any director of Rendex currently holds shares in British Biotech. Following the Merger, Rendex will hold approximately 0.8 per cent. of the issued ordinary share capital of British Biotech.

5.5.6	No dealings have been made in the shares of British Biotech by Rendex or its directors in the twelve months prior to the date of this document.

5.6	Medical Research Council (MRC)

5.6.1	MRC is a UK Government funded organisation promoting research into all areas of medical and related science.

5.6.2	The address of MRC is:

20 Park Crescent, London W1B 1AL.

5.6.3	No special arrangements exist between MRC and British Biotech, its directors, recent directors, shareholders or recent shareholders.

5.6.4	MRC will not take an active role in the management of the Merged Group going forward and, in particular, in relation to major changes to be introduced with regard to or continued employment of employees within the Merged Group.

5.6.5	Neither MRC nor any MRC official involved in the decision making process in relation to MRC’s position as a shareholder in RiboTargets currently holds any shares in British Biotech. Following the Merger, MRC will hold approximately 0.47 per cent. of the issued ordinary share capital of British Biotech.

5.6.6	No dealings have been made in the shares of British Biotech by MRC or any MRC official involved in the decision making process in relation to MRC’s position as a shareholder in RiboTargets in the twelve months prior to the date of this document.

5.7	Simon Sturge

5.7.1	Simon Sturge is the chief executive officer of RiboTargets.

5.7.2	The business address of Simon Sturge is:

Granta Park, Abingdon, Cambridge CB1 6GB.

5.7.3	Save as disclosed in paragraph 8.10(b) of Part VII of this document, no special arrangements exist between Simon Sturge and British Biotech, its directors, recent directors, shareholders or recent shareholders.

5.7.4	As described in this document Simon Sturge will become chief executive of British Biotech on completion of the Merger.

5.7.5	Simon Sturge does not currently hold any shares in British Biotech. Following the Merger, Simon Sturge will hold approximately 0.09 per cent. of the issued ordinary share capital of British Biotech.

5.7.6	No dealings have been made in the shares of British Biotech by Simon Sturge in the twelve months prior to the date of this document.

5.8	Alan Driver

5.8.1	Alan Driver is a founder and former employee of RiboTargets.

5.8.2	The business address of Alan Driver is:

Partnerships UK, 10 Great George Street, London SW1P 3AE.

5.8.3	No special arrangements exist between Alan Driver and British Biotech, its directors, recent directors, shareholders or recent shareholders.

5.8.4	Alan Driver will not take an active role in the management of the Merged Group going forward and, in particular, in relation to major changes to be introduced with regard to or continued employment of employees within the Merged Group.

5.8.5	Alan Driver does not currently hold any shares in British Biotech. Following the Merger, Alan Driver will hold approximately 0.05 per cent. of the issued ordinary share capital of British Biotech.

5.8.6	No dealings have been made in the shares of British Biotech by Alan Driver in the twelve months prior to the date of this document.

5.9	Orbimed Associates LLC (Orbimed)

5.9.1	Orbimed is a New York based management firm focusing exclusively on the global healthcare industry.

5.9.2	The address of Orbimed is:

767 3rd Avenue, New York, NY 10017.

5.9.3	No special arrangements exist between Orbimed and British Biotech, its directors, recent directors, shareholders or recent shareholders.

5.9.4	Orbimed will not take an active role in the management of the Merged Group going forward and, in particular, in relation to major changes to be introduced or continued employment within the Merged Group.

5.9.5	Neither Orbimed nor any director of Orbimed currently holds shares in British Biotech. Following the Merger, Orbimed will, through various funds, hold approximately 2.1 per cent. of the issued ordinary share capital of British Biotech.

5.9.6	No dealings have been made in the shares of British Biotech by Orbimed or its directors in the twelve months prior to the date of this document.

5.10	Professor Colin S Goodchild (Professor Goodchild)

5.10.1	Professor Goodchild is professor and head of the Department of Anaesthesia at Monash University in Melbourne, Australia.

5.10.2	The business address of Professor Goodchild is:

30 Collins Street, Melbourne, Victoria 3000, Australia.

5.10.3	No special arrangements exist between Professor Goodchild and British Biotech, its directors, recent directors, shareholders or recent shareholders.

5.10.4	Professor Goodchild will not take an active role in the management of the Merged Group going forward and, in particular, in relation to major changes to be introduced or with regard to continued employment of employees within the Merged Group.

5.10.5	Professor Goodchild does not currently hold any shares in British Biotech. Following the Merger, Professor Goodchild will hold approximately 0.03 per cent. of the issued ordinary share capital of British Biotech.

5.10.6	No dealings have been made in the shares of British Biotech by Professor Goodchild in the twelve months prior to the date of this document.

5.11	Monash Commercial Proprietary Limited (Monash)

5.11.1	Monash is a company established for the purpose of commercialising technology developed by or on behalf of Monash University, Melbourne, Australia.

5.11.2	The address of Monash is:

Administration Building 3B, Monash University, Monash, Victoria 3800, Australia

5.11.3	No special arrangements exist between Monash and British Biotech, its directors, recent directors, shareholders or recent shareholders.

5.11.4	Monash will not take an active role in the management of the Merged Group going forward and, in particular, in relation to major changes to be introduced or with regard to continued employment of employees within the Merged Group.

5.11.5	Neither Monash nor any director of Monash currently holds shares in British Biotech. Following the Merger, Monash will hold approximately 0.01 per cent. of the issued ordinary share capital of British Biotech.

5.11.6	No dealings have been made in the shares of British Biotech by Monash or its directors in the twelve months prior to the date of this document.

5.12	Dr Ray Nadeson (Dr Nadeson)

5.12.1	Dr Nadeson is a senior lecturer in the Monash University Department of Anaesthesia in Melbourne, Australia.

5.12.2	The business address of Dr Nadeson is:

30 Collins Street, Melbourne, Victoria 3000, Australia.

5.12.3	No special arrangements exist between Dr Nadeson and British Biotech, its directors, recent directors, shareholders or recent shareholders.

5.12.4	Dr Nadeson will not take an active role in the management of the Merged Group going forward and, in particular, in relation to major changes to be introduced or with regard to continued employment of employees within the Merged Group.

5.12.5	Dr Nadeson does not currently hold any shares in British Biotech. Following the Merger, Dr Nadeson will hold approximately 0.005 per cent. of the issued ordinary share capital of British Biotech.

5.12.6	No dealings have been made in the shares of British Biotech by Dr Nadeson in the twelve months prior to the date of this document.

5.13	Biocomm Services Proprietary Limited (Biocomm)

5.13.1	Biocomm is an Australian based company focusing on investments in international lifesciences companies.

5.13.2	The address of Biocomm is:

Level 6, 350 Collins Street, Melbourne, Victoria 3000, Australia.

5.13.3	No special arrangements exist between Biocomm and British Biotech, its directors, recent directors, shareholders or recent shareholders.

5.13.4	Biocomm will not take an active role in the management of the Merged Group going forward and, in particular, in relation to major changes to be introduced or with regard to continued employment of employees within the Merged Group.

5.13.5	Save for 12,646 shares in British Biotech held by Dr Andrew Gearing, chief executive officer of Biocomm, which have been held unchanged since July 2001, neither Biocomm nor any director of Biocomm currently holds shares in British Biotech. Following the Merger, Biocomm will hold approximately 0.00001 per cent. of the issued ordinary share capital of British Biotech.

5.13.6	No dealings have been made in the shares of British Biotech by Biocomm or its directors in the twelve months prior to the date of this document.

DEFINITIONS

A Ordinary Shares	the A ordinary shares of £0.10 each in the capital of RiboTargets

Admission

the admission of the New Ordinary Shares to the Official List and trading on the London Stock Exchange’s market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards

Admission and Disclosure Standards	the admission and disclosure standards of the London Stock Exchange

ADR	an American depositary receipt evidencing an American depositary share, issued pursuant to the ADR Deposit Agreement.

ADR Deposit Agreement	The deposit agreement executed on 7 July 1992, as amended, between the Company, the ADR Depositary, and the owners and holders of ADRs

ADR Depositary	The Bank of New York, as depositary under the ADR Deposit Agreement

Articles of Association	the articles of association of British Biotech

B Ordinary Shares	the B ordinary shares of £0.10 each in the capital of RiboTargets

B Ordinary Shareholders	holders of B Ordinary Shares

Board	the directors of British Biotech whose names are listed on page (i) of this document

British Biotech	British Biotech plc, registered in England and Wales under number 2304992

British Biotech Balance Sheet

the consolidated balance sheet of the British Biotech Group as at 31 March 2003 prepared in the form and including the items shown in the schedule to the Undertaking headed “British Biotech Balance Sheet”, including, without limitation, full accruals for all costs incurred in connection with the Offer, and prepared in accordance with the accounting policies, principles, practices, evaluation rules and procedures, methods and bases adopted by British Biotech in the preparation of the British Biotech Management Accounts

British Biotech Group	British Biotech and its subsidiary undertakings and, where the context so requires, each of them

British Biotech Management Accounts	the unaudited management accounts of British Biotech for the period of 10 months ended 28 February 2003

British Biotech Net Working Capital	the net working capital of British Biotech as at 31 March 2003 as indicated in the British Biotech Balance Sheet

British Biotech Share Schemes

the British Biotech Group 1992 Share Option Scheme, the British Biotech Executive Share Option Scheme, the British Biotech Group SAYE Share Option Scheme, and the British Biotech Deferred Share Bonus Scheme

British Biotech Shareholders	holders of Existing Ordinary Shares

Business day or dealing day	a day on which the London Stock Exchange is open for the transaction of business

Capital Reorganisation

the consolidation of the Existing Ordinary Shares into Intermediate Ordinary Shares, and the subdivision of the Intermediate Ordinary Shares into Reorganisation Shares and Deferred Shares, pursuant to Resolution 1, and as described in paragraph 4 in Part VII of this document

Cazenove	Cazenove & Co. Ltd

Code	The City Code on Takeovers and Mergers

Combined Code	the principles of good governance and code of best practice in England and Wales appended to but not forming part of the Listing Rules

Companies Act	the Companies Act 1985 of England and Wales, as amended

Company	British Biotech

Concert Party	the Concert Party Directors and those RiboTargets Shareholders who have entered into the Undertaking

Concert Party Directors	Peter Fellner, Tim Edwards, Anthony Weir, Keith Merrifield, Eugene Williams and (following the Merger) Simon Sturge and Ian Kent

Consideration Shares	the New Ordinary Shares to be allotted and issued to the RiboTargets Shareholders in accordance with the terms of the Sale Proposal described in paragraph 7 of Part VII of this document

Contribution Deed

the deed entered into by and between the RiboTargets Shareholders and RiboTargets on or before the date of this document pursuant to which the Relevant Investors (as defined therein) will subscribe for further B Ordinary Shares prior to completion of the Merger

Court	the High Court of Justice in England and Wales

CREST	a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations)

CRESTCo	CRESTCo Limited, the operator of CREST

CREST Regulations	the Uncertificated Securities Regulations 2001 (S1 2001 No. 3755), as from time to time amended

CTX	clinical trials exemption

Daily Official List	the daily official list of the London Stock Exchange

Deferred Shares	deferred shares of 95 pence each in the capital of the Company

Directors	the directors of British Biotech whose names are listed on page (i) of this document

Effective Date	the date of completion of the Merger, expected to be 23 April 2003

Existing Ordinary Shares

existing ordinary shares of 5 pence each in the capital of Company, which, subject to the passing of the relevant Resolution at the Extraordinary General Meeting, will be subject to the Capital Reorganisation

Extraordinary General Meeting/EGM	the extraordinary general meeting of British Biotech to be held on 22 April 2003 notice of which is set out at the back of this document, including any adjournment thereof the First Transfer of Deferred Shares

the transfer, in accordance with the Resolutions and as further described in Paragraph 17, Part VII of this document, of the Deferred Shares, for no payment, by a person appointed by British Biotech to execute such transfer on behalf of each holder of a Deferred Share or Deferred Shares to such person as the Directors determine.

Form of Proxy	the form of proxy to be used by British Biotech Shareholders at the Extraordinary General Meeting

FDA	US Food and Drug Administration

FSMA	the Financial Services and Markets Act 2000

GAAP	generally accepted accounting principles in the United Kingdom

Intermediate Ordinary Shares	one ordinary share of £1 in the capital of the Company, to be subdivided in accordance with the Capital Reorganisation

Investor Majority	the holders of at least 65 per cent. by nominal value of the B Ordinary Shares and the A Ordinary Shares of RiboTargets

JPMorgan	J.P. Morgan plc

Listing Particulars	this document dated 21 March 2003 comprising listing particulars of British Biotech in relation to the New Ordinary Shares

Listing Rules	the listing rules of the UK Listing Authority made under section 74 of the FSMA

London Stock Exchange	London Stock Exchange plc

Memorandum of Association	the memorandum of association of British Biotech

Merged Group	British Biotech and its subsidiary undertakings after the Effective Date, including RiboTargets and its subsidiary undertakings

Merger	the proposed acquisition by British Biotech of the RiboTargets Shares pursuant to the Sale Proposal

MGI	MGI Pharma Inc.

Net Cash	cash at bank and in hand, and short term deposits and investments, less all borrowings, overdrafts, loans, mortgages and finance leases

New Option Plan

the proposed British Biotech discretionary option plan, as described in paragraph 12.2 of Part VII of this document and the proposed British Biotech approved share option plan, as described in paragraph 12.2 of Part VII of this document.

New Ordinary[] Shares	ordinary shares of 5 pence each in the Company, following the Capital Reorganisation, being the Reorganisation Shares and the Consideration Shares

New RiboTargets Shares	the B Ordinary Shares which will be subscribed for by certain holders of the B Ordinary Shares upon completion of the Merger in accordance with the terms of the Contribution Deed

New SAYE Plan	the proposed British Biotech Savings Related Share Option Plan, described in paragraph 12.3 of Part VII of this document

New Share Plans	the New Option Plan, the New SAYE Plan and the proposed share option grant to Peter Fellner as described in paragraph 12.5 of Part VII of this document

Official List	the official list of the UK Listing Authority

Panel	The Panel on Takeovers and Mergers

Proposed Directors	the proposed additional directors of British Biotech following the Merger whose names are listed on page (i) of this document

Record Date	5.00 p.m. on 22 April 2003 (or such other time as the Directors may determine)

Registrar of Companies	the Registrar of Companies in England and Wales

Remuneration Committee	the remuneration committee of British Biotech from time to time

Reorganisation Shares	the New Ordinary Shares to be held by British Biotech Shareholders after the Capital Reorganisation, derived from their Existing Ordinary Shares

Reporting Accountants	PricewaterhouseCoopers LLP, auditors and reporting accountants to British Biotech whose details are set out at the front of this document

Resolutions	the resolutions to be proposed at the Extraordinary General Meeting as set out in the notice of meeting at the end of this document

RiboTargets	RiboTargets Holdings plc, registered in England and Wales under number 3339154

RiboTargets Articles	the articles of association of RiboTargets

RiboTargets Balance Sheet

the consolidated balance sheet of the RiboTargets Group as at 31 March 2003 prepared in the form and including the items shown in the schedule to the Undertaking headed “RiboTargets Balance Sheet”, including, without limitation, full accruals for all costs incurred in connection with the Offer, and prepared in accordance with the accounting policies, principles, practices, evaluation rules and procedures, methods and bases adopted by RiboTargets in the preparation of the RiboTargets Management Accounts

RiboTargets Directors

Jerry Christopher Benjamin, Ian Fletcher Kent, David Justin Charles Knowles, Susan Lowther, Philip Michael Rattle, Jeremy Paul Reffin, Simon Sturge, David Charles U’Pritchard, Barry Clive Ross, Harry Finch and Christopher Samler

RiboTargets Group	RiboTargets and its subsidiary undertaking and, where the content so requires, each of them

RiboTargets Management Accounts	the unaudited management accounts of RiboTargets for the period of two months ended 2 March 2003

RiboTargets Net Working Capital	the net working capital of RiboTargets as at 31 March 2003 as indicated in the RiboTargets Balance Sheet

RiboTargets Ordinary Shares	the ordinary shares of £0.10 each in the capital of RiboTargets

RiboTargets Share Schemes

the RiboTargets Inland Revenue approved savings related share option scheme, the RiboTargets Inland Revenue approved company share option plan, together with the RiboTargets unapproved company share option plan, and the RiboTargets enterprise management incentive scheme

RiboTargets Shareholders	holders of RiboTargets Shares

RiboTargets Shares

all the existing RiboTargets Ordinary Shares, the A Ordinary Shares and the B Ordinary Shares in the capital of RiboTargets and any further such shares which are allotted or issued before the date upon which the Sale Proposal becomes unconditional (subject only to Admission)

Sale Proposal	the document dated 21 March 2003 containing the terms of the offer made by British Biotech to acquire the RiboTargets Shares

SEC	Securities and Exchange Commission of the United States

Securities Act	the US Securities Act of 1933, as amended

special arrangement

as used in paragraph 5.6 of Part VII and in Part VIII of this document any agreement, arrangement or understanding (including any compensation arrangement) having any connection with or dependence upon the Sale Proposal (other than the Sale Proposal itself, the Undertaking and the deed of convenant referred to in paragraph 7.1.8 of Part VII of this document)

UK/United Kingdom	the United Kingdom of Great Britain and Northern Ireland

UK Listing Authority / UKLA

the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and in exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the FSMA

Undertaking	the undertaking entered into by certain RiboTargets Shareholders with British Biotech on 21 March 2003 in respect of their acceptance of the Sale Proposal

US/United States	the United States of America, its territories and possessions, any state or political sub-division of the United States of America and the District of Columbia

US persons	has the meaning given in Regulation S under the Securities Act

GLOSSARY OF SCIENTIFIC TERMS

Acute Myocardial Infarction (AMI)	common type of heart attack caused when one of the coronary arteries becomes blocked

AML	acute myeloid leukaemia; a type of cancer that affects the body’s blood forming tissues, resulting in an overabundance of immature white blood cells

analgesic	drug that relieves or alleviates pain

antibiotic	chemical or biological substance which has the capacity to inhibit the growth of or to kill bacteria

anthrax lethal toxin	poison produced by the bacteria, Bacillus anthracis, which causes anthrax

antisense compound	agent that is specifically designed to target a particular RNA (ribonucleic acid) and hence prevent its action

atomic level	the level at which interactions can be observed between the potential drug molecule and the target protein

ATPase	enzyme which breaks down adenosine triphosphate (ATP)

biochemistry	scientific study of the chemistry of living cells, tissues, organs and organisms

biodefence	activities designed to defend people from the toxic effects of biological agents that could be used either by terrorists or in a war situation

biotechnology	set of biological techniques developed through basic research and now applied to research and product development

botulin toxin	poison produced by Clostridium botulinum

cancer	a malignant tumor in which cells grow unrestrained in an organ or tissue in the body. A cancer is usually named after the originating organ

CD56-positive	tumour cells which carry the CD56 antigen on their surface

Clinical Trial Notification (CTN) Scheme	scheme in Australia that allows individual Physicians to get approval from the local Regulatory Agency to conduct a clinical trial under their own responsibility

crystallography	visualisation of the three-dimensional structure of a molecule, often a protein, through x-ray diffraction of crystallised material

cytotoxic	toxic to human and animal cells

deep vein thrombosis	blood clotting in the veins of the inner thigh or leg

DM1	poison related to the anti-cancer agent, maytansine

enzyme	protein molecule produced by living cells that catalyses chemical reactions of other substances without itself being destroyed or altered upon completion of the reactions

GABAA agonist

agent that mimics the activity of gamma-hydroxybutyric acid at the sub-type A receptor. GABA is a central nervous system neurotransmitter involved with sensory processing throughout the central nervous system

gastric adenocarcinoma	form of stomach cancer affecting the lining of the stomach

gram-positive bacteria

bacteria are characterized by a staining procedure into two distinct groups, Gram positive and Gram negative. Gram-positive bacteria have an outer covering or membrane, whereas the walls of Gram-negative bacteria do not

hospitalised CAP	community acquired pneumonia that requires treatment in a hospital

humanised monoclonal antibody carrier (hu N901)	an antibody recognising a single specific target and whose backbone structure has been altered so that it is the same as that of a human antibody

in vitro	outside the body—used to describe scientific experiments conducted in a test tube setting

in vivo	in the body—used to describe scientific experiments conducted in a live animal

IND	investigational new drug as defined in Federal Regulations Title 21, Part 312.3

inflammation	localised protective response elicited by injury or infection of tissue, which serves to destroy, dilute or sequester both the causative agent and the injured tissue

inflammatory disease	this covers a number of diseases, including multiple sclerosis, that are characterised by or caused by inflammation

intracranial haemorrhage	bleeding within the cranium, an area of the brain

kinases	enzymes which catalyse the transfer of phosphate from ATP to a substrate

lead optimisation	the process by which a compound possessing activity for a particular therapeutic target is improved in terms of potency, selectivity over other targets, efficacy in disease models and ADMET properties

LpxC	LpxC is a metalloenzyme required for the synthesis of lipid A, a key component of the outer covering of Gram-negative bacteria. LpxC requires catalytic zinc for activity matrix metalloproteinases

family of structurally related zinc containing enzymes that mediate the breakdown of tissue and are therefore targets for therapeutic inhibitors in many inflammatory, malignant and degenerative diseases

medicinal chemistry	chemistry focused on the design and synthesis of pharmaceutical agents

metalloenzyme inhibitors	compounds capable of inhibiting an enzyme that requires a catalytic metal for activity

methylation	chemical reaction whereby a methyl chemical group is added to a molecule

mg/kg	milligrams per kilogram. Usually made in reference to drug doses per kilogram of bodyweight

molecular modelling	technique whereby potential drug molecules can be visualised, often bound to a target protein, and predictions can be made to aid the lead optimisation process

multiple sclerosis	disorder of the central nervous system involving decreased neurological function associated with the loss of insulating covering of nerve cells

myelodysplasia (MDS)	disease in which many of the new blood cells formed by the bone marrow are abnormal and dysfunctional

myeloid leukaemia	sub-class of cancer of the white blood cells

neuroendocrine tumours	cancer tumours which produce and secrete hormones

neuropathic pain	pain generated by disturbance of function in a nerve

NMR spectroscopy

nuclear magnetic resonance spectroscopy is a technique used to determine the structure of molecules in solution. It may also be used to determine ligand-protein interactions and hence provide important information in the drug design process

opiates	pain relieving drugs related to opium

PAO	peripheral arterial occlusion, a condition where the peripheral blood arteries become partially or wholly blocked

pathogen	micro-organism capable of causing disease in man or animals

pathologically relevant	finding or characteristic that is considered to be relevant to a particular disease

peptide deformylase (PDF)	bacterial enzyme essential for the survival and multiplication of bacteria

pharmaceutical	pertaining to pharmacy or to drugs

pharmacodynamics	study of the biochemical and physiological effects of drugs and the mechanisms of their actions

pharmacokinetics	the study of the time course of a drug in the body following administration

Phase I clinical trials	study conducted in healthy subjects to determine the safety, tolerability and pharmacokinetics of a drug

Phase I/II clinical trials	initial studies in patients with the disease for which the product candidate is being developed, designed to look at safety and get an early indication of biological effect

Phase II clinical trials

studies in a limited number of patients to determine the preliminary efficacy of a drug to provide proof-of-concept as well as in some cases evaluate drug doses and to establish drug doses to use in a Phase III clinical trial

Phase II/III clinical trial	trial in patients that investigates or establishes the efficacy of a drug

Phase III clinical trials	trial with larger patient numbers to confirm a drug’s efficacy and safety, prior to filing for marketing approval

pre-clinical studies	experiments performed before starting clinical trials to assess a compound and its potential to cause adverse side effects

proof-of-concept	study designed to show that a compound has its intended clinical effect

protein	large molecules made of smaller biological units known as amino acids. Proteins are responsible for the functioning and much of the structure of all living beings

pulmonary embolism	lodgement of a blood clot in one of the arteries of the lung

renal cell carcinoma	cancer of the kidney

recombinant protein	protein produced using DNA combined from two or more different DNA molecules

R140	alphadalone acetate

RNA	ribonucleic acid; plays a role in transferring information from DNA to the protein-forming system of the cell

RNA structural motifs	recurring conformations seen in all forms of RNA that may be targeted for drug discovery

SCLC	small cell lung cancer—a form of lung cancer

selective inhibitors	molecule that only interacts with one specific enzyme

signaling proteins	proteins that signal certain biochemical events within cells

solid tumour	cancer cells which form a lump

structure-based drug discovery	the use of structures determined through crystallography or NMR studies to enhance the process of drug discovery

target incident population	the total number of patients newly diagnosed each year that are believed to be eligible for treatment with the product target prevalent population

the total number of patients suffering from an illness at any one point in time that are believed to be eligible for treatment with the product (i.e. incident population plus existing/surviving patients)

thrombolysis	breakdown or dissolution of a blood clot

thrombolytic	agent that causes thrombolysis

thrombotic diseases	diseases caused by inappropriate clotting of the blood, for example, heart attack, stroke, peripheral arterial occlusion and deep vein thrombosis

TIMI	Thrombosis in Myocardial Infarction

tumour-activated prodrug	drug which is inactive until it encounters a cancer cell

virtual screening	the screening of chemicals for desirable drug properties in a virtual setting, for example, using computer software rather than actual synthesis of the compounds

NOTICE OF EXTRAORDINARY GENERAL MEETING

BRITISH BIOTECH PLC

(Incorporated in England and Wales under the Companies Act 1985 with Registered No. 2304992)

Notice is hereby given that an Extraordinary General Meeting of British Biotech plc (the Company) will be held at Farmers & Fletchers Hall, 3 Cloth Street, London EC1A 7LD on 22 April 2003 at 11.00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions of which resolutions 1 and 5 will be proposed as special resolutions and resolutions 2, 3 and 4 will be proposed as ordinary resolutions.

Special Resolution

1.	THAT, conditional on the admission to the Official List of the U.K. Listing Authority and to trading on the London Stock Exchange’s market for listed securities of the New Ordinary Shares (as defined below) becoming effective (in accordance with the Listing Rules of the U.K. Listing Authority and the rules of the London Stock Exchange):

1.1	every 20 issued ordinary shares of 5 pence in the capital of the Company (the Existing Ordinary Shares) as shown in the register of members at the close of business on 22 April 2003 (or such other time and date as the Directors of the Company may determine) (the Record Date) shall be consolidated into one ordinary share of £1 in the capital of the Company (the Intermediate Ordinary Shares), PROVIDED THAT all fractional entitlements arising by reason of there being less than 20 shares remaining in any holding to consolidate shall be aggregated into Intermediate Ordinary Shares and the Directors of the Company be and are hereby authorised to sell (or appoint any other person to sell), all the New Ordinary Shares resulting from such Intermediate Ordinary Shares at the best price reasonably obtainable, to any person, and to retain the proceeds of sale (net of expenses) for the benefit of the Company and that any Director of the Company (or any person appointed by the Directors of the Company) be and is hereby authorised to execute an instrument of transfer in respect of such shares on behalf of the relevant members and to do all acts and things as the Directors consider necessary or expedient to effect the transfer of such shares to or in accordance with the directions of, the buyer;

1.2	each Intermediate Ordinary Share shall be subdivided into one ordinary share of 5 pence (New Ordinary Shares) and one deferred share of 95 pence (Deferred Shares);

1.3	the rights and restrictions attaching to the New Ordinary Shares shall be identical to the rights and restrictions attaching to the Existing Ordinary Shares;

1.4	the rights and restrictions attaching to the Deferred Shares shall be as set out below:

Income

The Deferred Shares shall carry no rights to participate in the profits of the Company.

Capital

On a return of capital in a winding up or dissolution (but not otherwise) the holders of the Deferred Shares shall be entitled to participate in the distribution of the assets of the Company pari passu with the holders of the New Ordinary Shares but only in respect of any excess of those assets above £1,000,000,000,000. The holders of the Deferred Shares shall not be entitled to any further right of participation in the assets of the Company.

Attendance and voting at general meetings

The holders of the Deferred Shares shall not be entitled, in their capacity as holders of such shares, to receive notice of any general meeting of the Company or to attend, speak or vote at any such meeting.

Form

The Deferred Shares shall not be listed on any stock exchange nor shall any share certificates be issued in respect of such shares. The Deferred Shares shall not be transferable, save as referred to below or with the written consent of the Directors.

Class rights

The Company may from time to time create, allot and issue further shares, whether ranking pari passu with or in priority to the Deferred Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the Deferred Shares) shall be treated as being in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose.

A reduction by the Company of the capital paid up on the Deferred Shares shall be in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose and the Company shall be authorised at any time to reduce its capital (subject to and in accordance with the Companies Act 1985 (as amended) (the Act)) and without obtaining the consent of the holders of the Deferred Shares.

Company’s rights

The Company has the irrevocable authority at any time to do all or any of the following without obtaining the sanction of the holder or holders of the Deferred Shares:

(a)	to appoint any person to execute on behalf of any holder of Deferred Shares a transfer of all or any part thereof and/or an agreement to transfer the same (without making any payment therefor) to such person as the Directors may determine (whether or not an officer of the Company) and who is willing to accept the same;

(b)	to purchase all or any of the same in accordance with the Act without obtaining the consent of the holders thereof and in consideration of the payment to each of the holders whose shares are purchased an amount equal to one pence in respect of all the Deferred Shares then being purchased from him;

(c)	for the purposes of any such purchase under (b) above, to appoint any person to execute on behalf of any holder of Deferred Shares a contract for the sale to the Company of any such Deferred Shares held by him; and

(d)	to cancel all or any of the same so purchased under (b) above in accordance with the Act.

Upon or after the purchase of any Deferred Shares in accordance with this paragraph the board may consolidate and/or sub-divide and/or convert and/or reclassify the authorised Deferred Share capital of the Company existing following such purchase (i) into shares of any other class of share capital into which the authorised share capital is or may at that time be divided of a like nominal amount as the shares of such other class and/or (ii) into unclassified shares.

Ordinary Resolutions

2.	THAT, subject to Resolution 1 above being duly passed and becoming unconditional, and subject to Resolution 4 below being duly passed, the acquisition by the Company of RiboTargets upon the terms and subject to the conditions of the offer dated 21 March 2003 from the Company to the RiboTargets Shareholders (the Sale Proposal), as described in the Listing Particulars containing notice of this Resolution dated 21 March 2003 (the Listing Particulars), a copy of which has been produced to the meeting and for the purposes of identification signed by the Chairman, be and it is hereby approved and the Board of Directors of the Company (or a duly authorised committee of the Board) be and it is hereby authorised to take all steps that are in the opinion of the Board (or a duly authorised committee thereof) necessary or desirable to give effect to and to implement such acquisition including the doing, agreeing and execution of all such other agreements, documents, acts, deeds and things referred to in the Sale Proposal or connected therewith and to waive, amend, vary, revise or extend any of the terms and conditions therein as it shall think fit, provided always that no such waiver, amendment, variation, revision or extension shall result in a material amendment to the Sale Proposal.

3.	THAT the waiver by the Panel on Takeovers and Mergers of any obligation which might otherwise fall on the RiboTargets Shareholders and the directors of the Company following the implementation of the Sale Proposal (together, the Concert Party) to make a general offer under Rule 9 of the City Code on Takeovers and Mergers as a result of:

3.1	the issue and allotment of New Ordinary Shares to RiboTargets Shareholders pursuant to the implementation of the Sale Proposal, which would result in the Concert Party holding, in aggregate, 50.25 per cent. of the issued ordinary share capital of the Company on completion of the Sale Proposal (Concert Party Directors); and

3.2	the grant of options over up to a maximum of 9,345,249 New Ordinary Shares to Concert Party Directors which would, if exercised, result in the Concert Party holding, in aggregate, a maximum of 64.33 per cent. of the issued ordinary share capital of the Company immediately following completion of the Sale Proposal, be and is hereby approved.

4.	THAT, subject to the approval of the Board of the Inland Revenue, and subject to Resolution 2 above being duly passed and becoming unconditional:

4.1	each of the New Option Plan and the New SAYE Plan, summaries of the principal features of which are set out at paragraphs 12.2 and 12.3, respectively of Part VII of the Listing Particulars, and the rules of which have been produced to the meeting and signed by the Chairman for the purposes of identification, and the share option grant to Peter Fellner to be made by the deed which has been produced to the meeting and signed by the Chairman for the purposes of identification (the Deed) be approved and, in the case of the New Option Plan and the New SAYE Plan adopted; and

4.2	the directors be authorised to all anything necessary or expedient to implement the New Option Plan, the New SAYE Plan and the Deed including making such changes to the rules of the New Option Plan and the New SAYE Plan as the directors consider necessary or desirable to obtain any approvals or to take account of any statutory or fiscal, exchange control or securities regulations either generally or in relation to any potential participants provided that the overall limits in the New Option Plan and the New SAYE Plan, respectively, continue to apply.

4.3	the directors be authorised to establish such number of supplements or appendices to the New Option Plan and/or the New SAYE Plan as they consider necessary or desirable to take advantage of, or comply with, local laws and regulations for the benefit or employees of the Company or any of its subsidiaries who are resident or working overseas and whom participation in the New Option Scheme and/or the New SAYE Plan is otherwise undesirable or impractical and from time to time to make or permit the making of such alterations to such supplements, appendices or other employees’ share schemes as they may consider necessary or desirable provided that:

4.3.1	having regard to the benefits which may be conferred on an employee participating in the New Option Plan and/or the New SAYE Plan, all such supplements, appendices or other employees’ share schemes shall confer benefits and contain limitations so as to ensure, so far as the directors consider practicable, substantial equality of treatment between UK employees and employees resident overseas; and

4.3.2	the overall limits on the number of New Ordinary Shares in the Company which may be subscribed under all the Company’s employees’ share schemes shall not be increased thereby and that New Ordinary Shares which may be subscribed under such supplements, appendices or other employees’ share schemes shall count towards such limits.

Special Resolution

5.	THAT article 96(i) of the articles of association of the Company be amended so that the figure of £400,000 is substituted for £150,000 in that article.

BY ORDER OF THE BOARD	Registered Office:
Jonathan Bond Company Secretary	Thames Court Watlington Road Oxford Oxfordshire OX4 6LY
Dated 21 March 2003

Notes:

(1)	A member entitled to attend and vote at the meeting is entitled to appoint a proxy (who need not be a member of the Company) to attend and, on a poll, vote in his place.
(2)	A Form of Proxy is enclosed for use by members. To be valid it should be completed, signed and delivered (together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of authority) to the Company’s registrars Capita Registrars, Proxy Department, P.O. Box 25, Beckenham, Kent BR3 4BR not later than 48 hours before the time appointed for holding the Extraordinary General Meeting or, in the case of a poll taken subsequently to the date of the Extraordinary General Meeting, or any adjourned meeting, not less than 24 hours before the time appointed for the taking of the poll.
(3)	Completion and return of a Form of Proxy will not affect the right of such member to attend and vote in person at the meeting or any adjournment thereof.
(4)	Voting on Resolution 3 will be conducted on a poll of independent shareholders in order to comply with the requirements of the City Code on Takeovers and Mergers.
(5)	Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only those shareholders entered on the register of members of the Company at midnight on 21 April 2003 will be entitled to attend or vote at the Extraordinary General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after midnight on 21 April 2003 will be disregarded in determining the rights of any person to attend or vote at the meeting or any adjourned meeting (as the case may be).

British Biotech

Admission Card

Extraordinary General Meeting

To be held at 11.00 a.m. on 22 April 2003

Venue details overleaf

If you attend the meeting, please complete this admission card where indicated and hand it in at the registration desk when you arrive.

Signature(s)                                             Date:                        2003

British Biotech

Attendance Card

Extraordinary General Meeting

If you plan to attend the Extraordinary General Meeting, please complete this attendance card and return it to the address overleaf. Please note the meeting is due to start at 11.00 a.m. on 22 April 2003.

I will be attending the meeting                    ☐  Please tick

Signature(s)                                             Date:                        2003

British Biotech plc

(the Company)

Form of Proxy

For use at the Extraordinary General Meeting of the Company to be held at 11.00 a.m. on 22 April 2003 at Farmers & Fletchers Hall, 3 Cloth Street, London EC1A 7LD.

I/We

(name(s) in full – BLOCK CAPITALS)

of

(full postal address – BLOCK CAPITALS)

being (a) member(s) of the Company hereby appoint the Chairman of the meeting or (see note 1)

of

as my/our proxy to vote in my/our name(s) and on my/our behalf at the Extraordinary General Meeting of the Company to be held at 11.00 a.m. on 22 April 2003 at Farmers & Fletchers Hall, 3 Cloth Street, London EC1A 7LD and at any adjournment thereof.

I/we instruct my/our proxy to vote as indicated with an X below: (see note 2)

	Special Resolution	For	Against

1.

To approve a capital reorganisation of the Company, involving the consolidation of existing ordinary shares into intermediate ordinary shares, and the subdivision of these intermediate ordinary shares into reorganisation shares and deferred shares as described in the circular to shareholders relating to the acquisition.

Ordinary Resolutions

2.

Subject to resolution 1 being duly passed and becoming unconditional, and subject to resolution 4 being duly passed, to approve the acquisition by the Company of RiboTargets Holdings plc as described in the circular to shareholders relating to the acquisition.

3.

To waive the requirements of Rule 9 of The City Code on Takeovers and Mergers in relation to the issue of consideration shares to shareholders of RiboTargets Holdings plc, and the grant to British Biotech directors of options over new ordinary shares following the acquisition (see note 3).

4.

Subject to resolution 2 being duly passed and becoming unconditional, to approve the adoption of a new option plan, a new SAYE plan and the share option grant to Peter Fellner, as described in the circular to shareholders relating to the acquisition.

Special Resolution

5.

To approve an amendment to article 96(i) of the Company’s articles of association in respect of the maximum fees which can be payable by the Company to its directors to increase such amount from £150,000 to £400,000 per year.

Signature(s)                                             Date:                        2003

Notes:
1.	If you wish to appoint any person other than the Chairman as your proxy, insert his or her name and address in the space provided, delete “the Chairman of the meeting or” and initial the alteration. The person appointed to act as a proxy need not be a member of the Company.
2.	In the absence of any instructions on the resolutions referred to above, your proxy will vote or abstain as he or she thinks fit as a show of hands or on a poll. Your proxy will also vote or abstain as he or she thinks fit on any other matter coming before the meeting.
3.	Voting on resolution 3 will be conducted on a poll of independent shareholders in order to comply with the requirements of The City Code on Takeovers and Mergers.
4.	In the case of a company, this form of proxy must be under the company’s common seal or signed by a director and the secretary or by two directors or under the hand of a duly authorised attorney or a duly authorised officer of the company.
5.	In the case of joint holders, the vote of the first named shareholder on the Company register who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders.
6.	To be valid, this form of proxy and any power of attorney or other authority under which it is signed (or an office or notarially certified copy of such power or authority) must reach the office of the Company’s registrars Capita Registrars, Proxy Department, P.O. Box 25, Kent BR3 4BR, not less than 48 hours before the time fixed for the meeting or, in the case of a poll taken subsequently to the date of the meeting, or any adjourned meeting, not less than 24 hours before the time appointed for the taking of the poll.

BUSINESS REPLY SERVICE

Licence No MB 122

1

Capita Registrars

Proxy Department

P.O. Box 25

Beckenham

Kent BR3 4BR

BUSINESS REPLY SERVICE

Licence No MB 122

1

Capita Registrars

Proxy Department

P.O. Box 25

Beckenham

Kent BR3 4BR

ò DETACH PROXY CARD HERE ò

☐	Mark, Sign, Date and Return	☒
	the Proxy Card Promptly	Votes must be indicated
	Using the Enclosed Envelope.	(x) in Black or Blue ink.

		FOR	AGAINST		FOR	AGAINST
Special Resolution

1.	To approve a capital reorganisation of the Company, involving the consolidation of existing ordinary shares into intermediate ordinary shares, and the subdivision of these intermediate ordinary shares into reorganisation shares and deferred shares as described in the circular to shareholders relating to the acquisition.	☐	☐	4.

Subject to resolution 2 being duly passed and becoming unconditional, to approve the adoption of a new option plan, a new SAYE plan and the share option grant to Peter Fellner, as described in the circular to shareholders relating to the acquisition.

					☐	☐

Ordinary Resolutions				Special Resolution

2.	Subject to resolution 1 being duly passed and becoming unconditional, and subject to resolution 4 being duly passed, to approve the acquisition by the Company of RiboTargets Holdings plc as described in the circular to shareholders relating to the acquisition.	☐	☐	5.

To approve an amendment to article 96(i) of the Company’s articles of association in respect of the maximum fees which can be payable by the Company to its directors to increase such amount from £150,000 to £400,000 per year.

					☐	☐

3.

To waive the requirements of Rule 9 of The City Code on Takeovers and Mergers in relation to the issue of consideration shares to shareholders of RiboTargets Holdings plc, and the grant to British Biotech directors of options over new ordinary shares following the acquisition.

		☐	☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date Share Owner sign here	Co-Owner sign here

BRITISH BIOTECH plc

Instructions to The Bank of New York, as Depositary

(Must be received prior to the close of business on April 15, 2003)

The undersigned registered holder of American Depositary Shares hereby requests and instructs The Bank of New York, as Depositary, through its Agent, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Deposited Securities underlying the American Depositary Shares evidenced by Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on March 21, 2003 at the Extraordinary General Meeting of The Members of British Biotech plc to be held in London, England, on April 22, 2003, in respect of the resolutions specified on the reverse hereof.

NOTES:

1.	instructions as to voting on the specified resolutions should be Indicated by an “X” in the appropriate box.

To change your address, please mark this box. ☐

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH BIOTECH PLC

Date: March 26, 2003		/s/ ANTHONY JOHN WEIR
	Name: Title:	Anthony John Weir Finance Director